Form 20-F
period 2019-12-31
Weidai Ltd.
filed 2020-06-04
CIK 1734902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

No. 9 Baiyun Road

Shangcheng District

Hangzhou, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Feng Chen, Chief Financial Officer

Phone: +86-571-5697-9013

Email: chenfeng@wdai.com

No. 9 Baiyun Road

Shangcheng District

Hangzhou, Zhejiang Province

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing one Class A ordinary share, par value US$0.000002 per share)	WEI	New York Stock Exchange
Class A ordinary shares, par value US$0.000002 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

As of December 31, 2019, there were 70,461,455 ordinary shares outstanding, consisting of 35,390,055 Class A ordinary shares and 35,071,400 outstanding Class B ordinary shares, both with a par value of US$0.000002 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes  ☐ No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes  ☐ No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes  ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes   ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes  ☐ No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐ No  ☐

EXPLANATORY NOTE

Weidai Ltd., or the Company, is filing its annual report on Form 20-F for the fiscal year ended December 31, 2019, or the Annual Report, pursuant to the Securities and Exchange Commission, or SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules Thereunder (SEC Release No. 34-88318) dated March 4, 2020, as amended, on March 25, 2020 (SEC Release No. 34-88465).

As set forth in the Company’s current report on Form 6-K as filed with the SEC on April 27, 2020, due to the outbreak of the coronavirus disease 2019, or COVID-19, the Company has been following the recommendations of local health authorities to minimize exposure risk for its employees, including the temporary closures of its offices, and having employees work remotely until mid-March, 2020. As a result, the Company’s books and records were not easily accessible, resulting in delay in preparation, compilation and completion of its annual financial statements, which prevented the Company from timely filing the Annual Report by its April 30, 2020 due date.

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

•	“active borrower” refers to borrowers who have borrowed at least once on our platform during a specific period of time;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“APRs” or “annual percentage rate” represents the annualized cost of borrowing over the term of a loan, which equals to the annualized amount of finance charges (including interest and service and other fees) generated from a loan, divided by the principal amount of the loan;

•	“auto-backed loan” refers to secured loans using automobiles already owned by borrowers as collateral;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.000002 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.000002 per share;

•	“delinquency rate” refers to the loan principal and interest that were 15 to 30, 31 to 60, 61 to 90 and over 90 calendar days past due as a percentage of the total outstanding principal balance of loans on our platform as of a specific date. Loans that are charged-off and loan products that have been discontinued prior to the date of this annual report (including home equity loans, certain types of consumption loans and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks) are not included in the delinquency rate calculation;

•	“investors” refers to both online investors and institutional funding partners;

•	“LTV ratio” refers to loan-to-value ratio;

•	“M3+ Delinquency Rate by Vintage” refers to the total balance of outstanding principal of a vintage for which any payment of principal or interest is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of past due payments for principal and interest that have been subsequently collected), divided by the total initial principal in such vintage. For purpose of this annual report, loans facilitated or originated during a specified time period are referred to as a vintage. Loan products that have been discontinued prior to the date of this annual report (including home equity loans, certain types of consumption loans and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks) are not included in the calculation of M3+ Delinquency Rate by Vintage;

•	“online investors” includes both individual investors and corporate investors, who invest in loans using our smart investing tools or through our investment programs. The term “online investors” does not include institutional funding partners;

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.000002 per share;

•	“repeat borrowers” refers to borrowers who have borrowed at least twice on our platform since our inception;

•	“repeat online investors” refers to online investors who have invested at least twice on our platform since our inception;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“small and micro enterprises” refers to businesses with annual revenues less than RMB20 million;

•	“take rate” refers to the period end loan balance divided by the net revenue of a certain period.”

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and

•	“we,” “us,” “our company,” “our” and “Weidai” refer to Weidai Ltd., its subsidiaries, variable interest entities and their subsidiaries.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.9618 to US$1.00, the noon buying rate on December 31, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On May 29, 2020, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.1348 to US$1.00.

All of our share related numbers contained in this annual report, including but not limited to the numbers of authorized, issued and outstanding shares, have retroactively reflected the 50-for-1 share split that we effected in September 2018.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information — D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the auto-backed loan market and the marketplace lending industry in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with borrowers and investors;

•	competition in the auto-backed loan market and the marketplace lending industry in China;

•	general economic and business condition in China and elsewhere;

•	relevant government policies and regulations relating to the marketplace lending industry in China;

•	duration of the outbreak of COVID-19 and its impact on our business and results of operations.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statements of comprehensive income data and selected consolidated cash flows data for the years ended December 31, 2017, 2018 and 2019, and selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. Our selected consolidated statements of comprehensive income data and selected consolidated cash flows data for the year ended December 31, 2016, and selected consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive income data for the years ended December 31, 2016, 2017, 2018 and 2019.

	Year Ended December 31,
	2016	2017	2018	2019(1)
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues:
Loan facilitation service fees:
Auto-backed loans	1,396,102	2,529,980	2,857,298	—	—
Other secured loans(2)	9,791	107,564	115,140	—	—
Unsecured loans(3)	4,353	54,409	183,283	—	—
	1,410,246	2,691,953	3,155,721	—	—

Post facilitation service fees:
Auto-backed loans	144,524	283,182	308,011	—	—
Other secured loans(2)	1,044	10,958	12,793	—	—
Unsecured loans(3)	483	6,045	21,248	—	—
	146,051	300,185	342,052	—	—

Loan service fee:
Auto-backed loans	—	—	—	2,046,907	294,019
Other secured loans(2)	—	—	—	86,959	12,491
Unsecured loans(3)	—	—	—	821,184	117,956
	—	—	—	2,955,050	424,466

Other revenues	204,953	305,037	189,712	273,433	39,276
Financing income	9,053	303,292	402,750	195,364	28,062
Less: Funding costs	(2,439)	(39,056)	(156,138)	(50,610)	(7,270)
Net financing income	6,614	264,236	246,612	144,754	20,792
Total net revenues	1,761,380	3,545,430	3,913,474	3,357,494	482,273
Provision for loans and advances	(144,617)	(484,063)	(751,572)	(1,239,962)	(178,109)
Net revenues after provision for loans and advances	1,616,763	3,061,367	3,161,902	2,117,532	304,164

Operating costs and expenses:
Provision for financial guarantee liabilities	—	—	(21,712)	(19,206)	(2,759)
Origination and servicing expenses	(993,623)	(1,784,914)	(1,757,935)	(1,388,640)	(199,466)
Sales and marketing expenses	(71,139)	(273,838)	(221,117)	(138,068)	(19,832)
General and administrative expenses	(117,004)	(316,772)	(379,415)	(281,956)	(40,500)
Research and development expenses	(56,142)	(100,966)	(139,318)	(81,664)	(11,730)
Total operation costs and expenses	(1,237,908)	(2,476,490)	(2,519,497)	(1,909,534)	(274,287)

Income from operations	378,855	584,877	642,405	207,998	29,877
Net income before income taxes	396,159	668,024	764,259	368,485	52,929
Income tax expenses	(105,130)	(193,203)	(159,629)	(105,243)	(15,117)
Net income	291,029	474,821	604,630	263,242	37,812
Net income attributable to noncontrolling interests	—	—	(3,011)	(9,632)	(1,384)
Net income attributable to Weidai Ltd.’s shareholders	291,029	474,821	601,619	253,610	36,428

Dividends declared to preferred shareholders	—	(8,604)	—	—	—
Modification of Series A, A+ and B preferred shares	(861)	—	—	—	—
Accretion to redemption value of Series C redeemable convertible preferred shares	(120,000)	—	—	—	—
Reversal of accretion on Series C preferred shares	—	—	120,000	—	—
Net income attributable to ordinary shareholders	170,168	466,217	721,619	253,610	36,428
Earnings per share(4):
Basic	2.60	7.25	10.93	3.60	0.52
Diluted	2.60	7.25	10.93	3.60	0.52
Shares used in earnings per share computation(4):
Basic	48,392,050	48,392,050	50,954,061	70,449,524	70,449,524
Diluted	48,392,050	51,466,450	50,954,061	70,449,524	70,449,524

Other comprehensive (loss) income
Foreign currency translation adjustment	—	—	(2,700)	190	27
Comprehensive income	291,029	474,821	601,930	263,432	37,839
Comprehensive income attributable to noncontrolling interests	—	—	(3,011)	(9,632)	(1,384)
Comprehensive income attributable to Weidai Ltd.’s shareholders	291,029	474,821	598,919	253,800	36,455
Dividends declared to preferred shareholders	—	(8,604)	—	—	—
Modification of Series A, A+ and B preferred shares	(861)	—	—	—	—
Accretion to redemption value of Series C redeemable convertible preferred shares	(120,000)	—	—	—	—
Reversal of accretion on Series C preferred shares	—	—	120,000	—	—
Comprehensive income attributable to ordinary shareholders	170,168	466,217	718,919	253,800	36,455

(1) On January 1, 2019, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605.

(2) Primarily including home equity loans and construction machinery loans. We ceased to offer home equity loans to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB2.0 billion, RMB8.8 billion, RMB2.7 billion and RMB9.7 million (US$1.4 million) in 2016, 2017, 2018 and 2019, respectively.

(3)Primarily including professional credit loans and consumption loans. We ceased to offer certain types of consumption loans and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB20.4 million, RMB3.8 billion, RMB1.2 billion and nil in 2016, 2017, 2018 and 2019, respectively.

(4) In September 2018, we effected a 50-for-1 share split, pursuant to which our authorized share capital of US$50,000 was divided into 25,000,000,000 shares with a par value of US$0.000002 each. For the purpose of calculating earnings per share and shares used in earnings per share computation, such share split has been retroactively reflected for all periods presented herein.

The following table presents our selected consolidated balance sheet data as of December 31, 2016 and 2017, 2018 and 2019.

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)

Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	1,314,814	1,765,572	1,741,911	1,075,557	154,494
Restricted cash	—	1,092,921	1,619,937	1,140,819	163,868
Loans and advances, net (net of allowance of RMB67.5 million, RMB404.9million, RMB764.3 million and RMB1,257.8 million (US$180.7 million) as of December 31, 2016 and 2017, 2018 and 2019, respectively)	293,158	1,938,492	1,482,368	1,517,876	218,029
Prepaid expenses and other assets	328,853	433,597	560,165	441,332	63,393
Total current assets	2,011,025	5,248,250	5,430,278	4,199,636	603,239
Restricted cash	—	4,000	19,368	—	—
Loans and advances, net (net of allowance of nil, RMB1.4 million, RMB6.0 million and RMB1.8 million (US$0.3 million) as of December 31, 2016 and 2017, 2018 and 2019, respectively)	—	390,171	421,564	49,643	7,131
Total non-current assets	94,465	1,019,551	886,210	827,330	118,838
Total assets	2,105,490	6,267,801	6,316,488	5,026,966	722,077
Payable to institutional funding partners and online investors	94,663	1,770,681	1,005,236	289,026	41,516
Current account with online investors and borrowers	890,192	1,883,446	2,005,605	1,275,210	183,172
Deferred revenue	13,196	12,330	11,962	—	—
Contract liabilities	—	—	—	271,741	39,033
Total current liabilities	1,360,563	4,633,990	3,623,649	2,499,535	359,035
Payable to institutional funding partners and online investors	—	416,118	450,160	51,444	7,389
Deferred revenue	1,100	887	11,343	—	—
Contract liabilities	—	—	—	198,282	28,481
Total non-current liabilities	9,433	457,724	475,613	249,726	35,870
Total liabilities	1,369,996	5,091,714	4,099,262	2,749,261	394,905
Total mezzanine equity	388,910	388,910	—	—	—
Total shareholders’ equity	346,584	787,177	2,217,226	2,277,705	327,172

The following table presents our selected consolidated cash flow data for the years ended December 31, 2016 and 2017, 2018 and 2019.

	Year ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	924,388	2,284,077	1,214,774	887,112	127,427
Net cash used in investing activities	(337,051)	(2,941,921)	(6,468)	(922,049)	(132,445)
Net cash provided by (used in) financing activities	458,614	2,205,523	(686,883)	(1,130,093)	(162,328)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,045,951	1,547,679	518,723	(1,164,840)	(167,319)
Cash, cash equivalents and restricted cash at the beginning of the year	268,863	1,314,814	2,862,493	3,381,216	485,681
Cash, cash equivalents and restricted cash at the end of the year	1,314,814	2,862,493	3,381,216	2,216,376	318,362

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

The following table presents our adjusted net income for the years ended December 31, 2016 and 2017, 2018 and 2019.

	Year ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)

Reconciliation of Net Income to Adjusted Net Income:
Net income	291,029	474,821	604,630	263,242	37,812
Add:
Share-based compensation expenses	32,326	40,719	106,571	64,796	9,307
Adjusted net income before related taxes	323,355	515,540	711,201	328,038	47,119
Income tax expenses	(8,082)	(10,180)	(19,457)	(11,881)	(1,707)
Adjusted net income, net of taxes	315,273	505,360	691,744	316,157	45,412

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

The marketplace lending industry in China has a relatively short history and relevant laws and regulations are developing and evolving. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the marketplace lending industry, which regulate the activities of online lending information intermediaries, online microcredit companies and those who collaborate with these entities in operating marketplace lending platforms. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Online Lending Information Intermediaries” and “— Regulations on Microcredit Companies” for more details. There are uncertainties as to the interpretation of these PRC laws and regulations and their applicability to our business. If any aspect of our operations is deemed to have violated these laws or regulations, we may be required to modify or even suspend relevant operations and/or be subject to administrative penalties.

Recently-issued laws and regulations have imposed additional requirements and restrictions on the operations of marketplace lending platforms, which have adversely affected our business operations in 2018 and 2019. These regulatory requirements and restrictions may continue to adversely affect our business and results of operations in the future.

The Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures, which was issued in August 2016, introduced a record-filing and licensing regime, which requires online lending information intermediaries to (i) make relevant record-filing with local financial regulatory authorities for their online lending information services; (ii) apply for relevant telecommunication service license after the completion of record-filing with local financial regulatory authorities; and (iii) specify online lending information services in their business scope. In addition, the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Information Intermediaries, or Circular 57, which was issued in December 2017, further requires online lending information intermediaries to complete their record-filing with the local authorities by the end of June 2018 at the latest. The Notice on Launching Compliance Inspection on Peer-to-Peer Online Lending Information Intermediaries, or the Inspection Notice, requires online lending information intermediaries to complete compliance inspections (including self-inspection, inspection conducted by local and national Internet Finance Association and verification conducted by the rectification office in charge of online lending) by December 2018 pursuant to the Inspection Notice and the Compliance Checklist for Online Lending Information Intermediaries as specified in the Inspection Notice, or the Checklist. Based on the results of the compliance inspections, systems of online lending information intermediaries who are in compliance with the applicable rules and regulations can be integrated to the industry-wide information disclosure systems and product registration systems. Upon completion of such integration, the online lending information intermediaries will be able to submit filing applications for record-filings pursuant to detailed procedures to be issued by the competent regulatory authorities. However, it remains unclear when the detailed procedures for such system integrations and filing applications will be issued.

In December 2018, the relevant PRC regulatory authorities of the peer-to-peer lending industry issued the Circular on Making Efforts to Prevent Risk and Classify Online Lending Institutions, or Circular 175. Circular 175 classifies the online peer-to-peer lending marketplaces into six categories, and except for large-scale peer-to-peer direct lending marketplaces that have not demonstrated any high-risk characteristics, which are generally referred to as Normal Marketplaces, other marketplaces, including shell companies with no substantive operation, small-scale marketplaces, marketplaces with high risks and marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses, shall exit the peer-to-peer lending industry or cease operation.

We are also under continual supervision of the local competent authority. In October 2018, competent authority of Shangcheng District, Hangzhou, conducted administrative onsite inspections on us in late October 2018, but we have not received any feedback from the competent authority, and there can be no assurance that we will ultimately be successful in passing these inspections.

In addition, we have been and may continue to be subject to additional local requirements throughout the inspection process. For example, in December 2018, Hangzhou Internet Finance Association published the Notice on Actively Cooperating with Risk Management Rectification on Online Lending Information Intermediaries of Hangzhou, or the Cooperating Notice. The Cooperation Notice sets forth specific requirements over online lending information intermediaries in Hangzhou, including us, which shall, among others, (i) ensure outstanding loan balance and number of borrowers do not increase, and will gradually decrease as requested by competent authorities; (ii) gradually reduce the outstanding balance of non-compliant loan products and eliminate such balance before June 2019; and (iii) stop establishing new branches.

The stringent regulatory actions on online lending information intermediaries have decimated online lending information intermediary service, including well-known listed companies such as Yiren Digital (NYSE: YRD) and China Rapid Finance (NYSE: XRF). As of December 31, 2019, more than 10 provincial government agencies or internet financing associations had announced their plans to exit online lending information intermediary business in their jurisdictions, among which provincial government agencies in Yunnan, Hebei, Sichuan, Chongqing, Henan, Shandong and Hunan have explicitly announced to clamp down all online lending information intermediary businesses. To our knowledge, none of the online lending information intermediaries in Zhejiang Province, including us, have been permitted to submit filing applications as of the date of this annual report.

Considering the regulatory environment on online lending information intermediaries, we ceased to offer new loans for online investors’ subscription since February 2020, including through our Premier Investment Program and X Investment Program, and as of the date of this annual report, we had released an announcement that we would exit online lending information intermediary business and cease to provide online lending information intermediary service before June 30, 2020 voluntarily. Investors of our then existing investment programs now directly fund the underlying loans they used to invest in through our investment programs and will receive repayment of principal when the respective underlying loans become due. In the future, we plan to use institutional funding partners as our primary funding sources and will also facilitate loans through our microcredit company. However, uncertainties still exist in relation to the interpretation and implementation of regulations relating to online lending information intermediaries, such as the Interim Measures and Circular 175, and there is a risk that regulatory authorities may interpret the regulations differently than we do, and we cannot assure you that the regulatory authorities will not require us to amend our business accordingly, our business, financial condition and results of operation might be materially and adversely affected.

As we have announced to exit online lending information intermediary business and will cease to provide online lending information intermediary service before June 30, 2020 voluntarily, we believe that it is no longer applicable for us to submit our filing application, however, considering our historical practice as an online lending information intermediary, there is still a risk that regulatory authorities may interpret the regulations differently than we do.

As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the marketplace lending industry. However, the growth in the popularity of the marketplace lending industry increases the likelihood that the PRC government will seek to further regulate this industry. We are unable to predict with certainty the impact, if any, of future laws or regulations governing the marketplace lending industry will have on our business, financial condition and results of operations.

Increasing restrictions on our custodian bank arrangement may require us to amend our custody account agreement with Xinwang Bank or seek an alternative qualified custodian bank.

We entered into a custody account arrangement with Sichuan Xinwang Bank Co., Ltd., or Xinwang Bank, the third privately-owned Internet bank in China, in August 2019, after our custodian agreement with Xiamen Bank had expired, under which investors’ and borrowers’ funds are deposited directly into and settled by their designated custody accounts at Xinwang Bank. Circular 57 requires online lending information intermediaries to set up custody accounts at qualified banks that have passed the National Online Lending Rectification Office’s tests and evaluations. According to the website of national Internet Finance Association, Xinwang Bank has passed such tests and evaluations. If Xinwang Bank fails to maintain such status, we may need to seek an alternative custodian bank to satisfy the relevant regulatory requirement, or in the event that any new laws, regulations or rules impose additional restrictions on our custody account arrangement with Xinwang Bank, we may need to amend our agreement with Xinwang Bank or seek an alternative qualified custodian bank, which may materially and adversely affect our business.

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

We, as an online lending information intermediary, currently do not facilitate loans to any individual in aggregate amount exceeding RMB200,000 or to any entity in aggregate amount exceeding RMB1 million. In addition, when assessing the creditworthiness of a prospective borrower, we determine whether he has outstanding loans through other marketplace lending platforms using proprietary and third-party databases. However, due to the lack of industry-wide information sharing arrangement, there can be no assurance that the aggregate amount extended to any borrower through our platform and other online lending information intermediaries does not exceed the applicable borrowing limits set out by the Interim Measures.

Our purchase of delinquent loans and provision of guarantees may be prohibited under the Interim Measures and Circular 57. If we are unable to procure alternative means of investor protection in a timely and cost-effective manner, our business and results of operations may be materially and adversely affected.

The Interim Measures prohibit online lending information intermediaries from providing any security interest or guarantee to investors as to the return of loan principal or interest. We used to voluntarily purchase delinquent loans from online investors in order to timely compensate them for default losses; we provided guarantees for certain of our consumption loan products. Since 2019, we have ceased to provide financial guarantees to online investors for consumption loans pursuant to regulatory requirements. We have ceased to offer consumption loans involving smaller loan amounts and shorter tenures starting from the fourth quarter of 2017; we provide guarantees to a portion of institutional funding partners and corporate investors in case of borrower defaults (the loan volume of which totaled RMB4.0 billion, RMB4.8 billion and RMB3.0 billion (US$427.8 million) in 2017, 2018 and 2019, respectively, accounting for 4.1%, 6.1% and 4.9% of our total loan volume in 2017, 2018 and 2019, respectively). We ceased to facilitate any new investment made by such corporate investors through our platform or provide guarantee to new corporate investors starting from the fourth quarter of 2017. Moreover, in order to reinforce investors’ confidence, in April 2020, we and Mr. Hong Yao, our chief executive officer and chairman of the board, have also voluntarily provided guarantees to our online investors who opt to participate in the asset management arrangement. For more information related to cancellation of investment programs, please see “Item 4. Information on the Company — B. Business Overview — Our Investors and Investment Products — Investment Products and Services Offered to Online Investors — Investment Programs.” These historical and current practices may be deemed as providing guarantees to investors as to the return of loan principal or interest, which is prohibited under the Interim Measures and Circular 57.

We are in ongoing discussion with third-party insurance companies, asset management companies and other financial institutions to provide alternative means of investor protection. In November 2019, we entered into an agreement with a financial guarantee company, according to which the financial guarantee company agreed to provide guarantees for loans funded by a bank we cooperate with. However, if we are unable to procure alternative means of investor protection in a timely and cost-effective manner, investors may reduce their investment on our platform and our business operations may be materially and adversely affected.

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

Fuzhou Online Microcredit has obtained the establishment approval and business license as an online microcredit company to provide loans up to three times of its registered capital, or RMB600 million. However, it has not obtained the operating certificate as of the date of this annual report. Fuzhou Online Microcredit was in the process of applying for the operating certificate when the approval process for all online microcredit companies’ applications for licenses, permits and certificates was suspended as a result of a number of regulations issued by the RPC regulatory authorities in November and December 2017. This industry-wide suspension of regulatory approval was implemented with an aim to strengthen the regulatory compliance of the online microcredit industry, which is relatively new and rapidly developing.

As of the date of this annual report, we have not received any updates from the competent regulatory authorities, and we cannot assure you that Fuzhou Online Microcredit is able to obtain the operating certificate in due course or at all. It remains unclear when the regulatory authorities will resume the approval process and whether they will conduct any onsite inspections of Fuzhou Online Microcredit. However, in the event that an inspection is conducted by the relevant authorities and Fuzhou Online Microcredit fails to rectify any non-compliance identified during such inspection, its future application for the operating certificate could be denied and its business operations could be suspended. As of the date of this annual report, Fuzhou Online Microcredit has not been subject to any administrative or other penalties due to the lack of operating certificate. We believe that Fuzhou Online Microcredit is in compliance with the applicable requirements for the issuance of operating certificate, and plan to re-apply for such certificate as soon as the regulatory approval process is resumed.

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

In addition, Chinese regulators are encouraging marketplace lending platforms to transform into online microcredit companies. In the late November 2019, the Head Office for Special Rectification of Online Finance Risk and the Head Office for Special Rectification of Peer-to-Peer Online Lending jointly issued Circular 83, which provides detailed guidelines for the transformation of marketplace lending platforms into microcredit companies. In response to this, we are in the process of applying for an online microcredit company license in China, in an effort to further diversify our business. However, we cannot guarantee you that we will be able to receive one given the complicated and evolving regulatory environment in the marketplace lending industry.

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

Our cooperation with institutional funding partners (who funded 1.5%, 4.1% and 5.5% of our total loan volume in 2017, 2018 and 2019, respectively) has exposed us to, and may continue to expose us to, regulatory uncertainties faced by such institutional funding partners. We are obligated to compensate a portion of our institutional funding partners for delinquent principal and interest payments in the event of borrower defaults. We cannot assure you that the business operations of our institutional funding partners or our cooperation with these institutional funding partners are, or will continue to be in compliance with the relevant laws and regulations. For instance, Circular 141 requires that financial institutions cooperating with third parties to engage in lending businesses (i) not to outsource any core lending business (including credit assessment and risk control), (ii) not to accept any credit enhancement provided by third parties with no guarantee approval or license, whether or not in a disguised form (including commitment to absorbing default risks), and (iii) to ensure that no interests or fees are collected from borrowers by such third parties. Furthermore, Circular 141 prohibits online lending information intermediaries from facilitating financial institutions’ participation in online lending services. Our cooperation with institutional funding partners may need to be modified, suspended or terminated, which may be time consuming and lead to insufficient funding supply on our platform and materially or adversely affect our business.

Pursuant to the Regulations on the Administration of Financing Guarantee Companies promulgated by the State Council on August 2, 2017, or the Financing Guarantee Rules, entities operating “financing guarantee business” are required to obtain approval from the local regulatory authorities. If any entity operates financing guarantee business without an approval, it may be subject to penalties, including termination or suspension of business, fines ranging from RMB500,000 to RMB1,000,000, confiscation of illegal gains, and if the violation constitutes a criminal offense, criminal liabilities. Although the Financing Guarantee Rules have indicated that financing guarantee is an activity whereby guarantors provide guarantee for fund borrowing, bond issuance and other debt financing to guaranteed parties, the Financing Guarantee Rules have not defined what constitutes as operating “financing guarantee business”. It is uncertain whether our cooperation with institutional funding partners would be deemed as operating financing guarantee business. As of the date of this annual report, we have not been subject to any fines or other penalties with regard to operating financing guarantee business. However, given the evolving regulatory environment of the financing guarantee business, we cannot assure you that we will not be required by the relevant governmental authorities to obtain approval or license for operating financing guarantee business in the future.

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

We have implemented various measures in response to the above alleged non-compliance, including, (i) discontinuation of loan products with interest rates that exceeded the statutory limit. Since the first half of 2018, we have ceased offering new loans with APR exceeding 36%, the loan volume of which totaled RMB17.1 billion in 2017 and accounted for 17.7% of our total loan volume in 2017, and loan applications with APRs exceeding 36% will be automatically rejected by our system; (ii) setting up custody accounts with a qualified bank and separating investors’ funds from our own funds; (iii) discontinuation of conducting offline marketing activities for our loan products; (iv) adoption of anti-fraud mechanism; (v) implementation of risk assessment and investor management; (vi) improving periodic audits for key business segments, security evaluation and compliance issues; (vii) improving risk disclosure to investors; (viii) improving information disclosure; and (ix) discontinuation of misleading advertisements. We have completed these rectifications as of the date of this annual report. However, it is uncertain whether our rectification measures will be sufficient to ensure full compliance with the regulatory requirements due to the lack of detailed interpretation and implementation of these requirements. As of the date of this annual report, we have not received final clearance from the local financial authorities that our rectification efforts were sufficient, and there can be no assurance that we will be able to receive such final clearance.

As the PRC laws and regulations for online lending information intermediaries, including their interpretation and implementation, continue to evolve, further regulations regarding the marketplace lending industry may be implemented, which may require us to make further rectifications.

We used to offer X Investment Program which may be deemed to violate Circular 57, the Inspection Notice and the Checklist, in which case we may subject to fines or other penalties.

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

We used to offer X Investment Program to our online investors. The duration of our X Investment Program might be different from the tenures of the underlying individual loans, and we allowed online investors that participated in our X Investment Program to transfer the underlying individual loans that had tenures different from the duration of the program to other online investors on our platform at the end of such program. We have voluntarily ceased to offer new X Investment Program to our online investors and have cancelled all existing X Investment Program since February 2020. Our existing X Investment Program investors now directly fund the underlying loans they used to invest in through our X Investment Program. We had informed investors about the liquidity risk associated with our X Investment Program, however, due to the lack of detailed implementations to Circular 57 and the Inspection Notice, we cannot assure you that our historical practices will be deemed to be in full compliance with Circular 57, the Inspection Notice and the Checklist. If such practices is deemed to violate Circular 57, the Inspection Notice or other applicable PRC laws or regulations, we may be subject to fines or other penalties.

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

In addition, in connection with the introduction of new loan products or in response to changing economic conditions, we have imposed, and may continue to impose more stringent requirements on borrowers. For example, as a result of our more stringent requirements, the average amount of auto-backed loans we facilitated was reduced from RMB63,888 in 2017 to RMB61,389 in 2018, and further reduced to RMB59,615 in 2019. More stringent requirements may negatively affect borrower experience on our platform and growth of the volume of loans facilitated through our platform. If we do not increase the volume of loans facilitated through our platform, our business and results of operations may be adversely affected.

•	Insufficient investor commitments

Our platform may not be able to attract sufficient investor commitments due to a variety of reasons. For example, changes in market conditions or decrease in investment returns may result in investors seeking other investment options such as equities, bonds and bank savings.

Since 2017, we have expanded our funding sources to include institutional funding partners. In 2017, 2018 and 2019, RMB1.5 billion, RMB3.2 billion and RMB3.4 billion, or 1.5%, 4.1% and 5.5% of our total loan volume, was funded by institutional funding partners, respectively. These institutional funding partners agree to provide funding to borrowers referred by us who meet their predetermined criteria and pass their internal loan approval. While our borrowers’ loans are generally approved by the institutional funding partners if they fall within such institutional funding partners’ predetermined criteria, the institutional funding partner may decline to fund the loans, which is outside of our control. There is no assurance that our institutional funding partners will continue to provide reliable, sustainable and adequate funding to support borrowers’ financial needs. In addition, if PRC laws and regulations impose more restrictions regarding cooperation with institutional funding partners, these institutional funding partners may become more selective in choosing cooperation partners, which may drive up the funding costs and increase competition. Any of the above reasons may materially increase our funding costs, which may adversely affect our results of operations and profitability.

We used to attract funds from online investors. In response to the increasingly stringent regulatory environment and deteriorating macro-economy, we have ceased to offer new investment products to online investors since February 2020. We have informed all online investors on our platforms and will repay principals to our existing online investors when the loans they used to fund through our investment programs become due. We plan to use institutional funding partners as our primary funding source and will also facilitate loans through our microcredit company. As of March 31, 2020, our institutional funding partners had committed funding of up to RMB4.0 billion (US$574.6 million) for loans to borrowers referred by us, subject to their internal approval procedures. However, we cannot guarantee that funds from our institutional funding partners and our microcredit company will be sufficient to meet all the demands from our borrowers. If there are insufficient investor commitments, borrowers may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs, and the volume of loans facilitated through our platform may be significantly impacted. To the extent that it is necessary to obtain additional lending capital from investors, such lending capital may not be available to our platform on acceptable terms or at all. If our platform is unable to provide prospective borrowers with loans or fund the loans on a timely basis due to insufficient lending capital, we may experience a loss of market share or slower than expected growth, which would harm our business, financial condition and results of operations.

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

We have rapidly expanded our service center network over the past few years. As of December 31, 2019, we operated 375 service centers across 30 of the 32 provinces, municipalities and autonomous regions in China. We cannot assure you that our managerial, financial, operational, technological and other resources will be adequate to effectively operate this nationwide service center network. For example, we may not be able to continue to attract and retain a sufficient number of qualified personnel at reasonable costs or to train these personnel to provide high-quality services in accordance with our operating and risk management procedures and protocols. Moreover, if we fail to adequately predict borrower demand or otherwise optimize our service center network, it could result in excess or insufficient service center capacity.

We operated 115 service centers through service center operation partners as of December 31, 2019. If we are unable to effectively address risks associated with the partner-operated service center business model, our reputation and results of operations may be materially and adversely affected:

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

We generate revenues primarily from fees charged to borrowers and investors for our services in matching them with investors and for other services that we provide over the life of the loans. Prior to February 2020, we charged fees to online investors for facilitating their investments via our platform and the transfer of their investments on our secondary loan market. These fee rates may change over time due to competition in the marketplace lending industry, the different types of products and services we may offer in the future, competition, regulatory environment and macroeconomic factors. Any material reduction in our fee rates could have a material adverse effect on our business, results of operations and financial condition.

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

Fuzhou Online Microcredit is subject to regulations applicable to microcredit companies. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Microcredit Companies” for more details. These regulations provide that “integrated real interest” (namely the aggregated borrowing costs charged to borrowers in the forms of interest and various fees) shall be subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court. The loans facilitated through our platform and the advances made by Fuzhou Online Microcredit will be subject to the aforementioned interest rate restrictions, which could affect our platform’s to facilitate loans for certain borrowers and may have a material adverse effect on our business.

Certain Opinions Regarding Further Strengthening the Financial Judgment Work issued by the Supreme People’s Court in August 2017, or the Opinions for Financial Judgment Work, provides more detailed rules on the legal limits of interest and fees charged in connection with a loan and specifies that the information intermediary service fees charged by an online lending information intermediary to circumvent the legal limit of interest of private lending shall be invalid. Circular 141 further clarifies that the total amount of interest and fees charged to borrowers must be within the limit set forth in the Private Lending Judicial Interpretations. Moreover, the Checklist provides that interest and fees collected by third parties in collaboration with online lending information intermediaries or charged offline shall also be included in the calculation of interest and fees charged to borrowers. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Online Lending Information Services”, “— Regulations on Online Lending Information Intermediaries” and “— Regulations on Loans and Intermediation” for more details.

As of the date of this annual report, loans facilitated through our platform do not have annual interest rate exceeding 36%, however, certain loans facilitated through our platform have overall borrowing costs over 24% per annum. We may continue to facilitate loans at or above the borrowing costs of 24% but no more than 36% per annum. In the event that any of such loans become delinquent, we may not be able to collect the part of borrowing costs that exceed 24% per annum through PRC judicial enforcement. Furthermore, though we believe our current service fees and various other fees charged to borrowers are reasonable and in compliance with relevant requirements under the Opinions for Financial Judgment Work, if the method of calculation of the costs used by the PRC governmental authorities or the PRC courts is different from us and thus the overall borrowing costs of some of our loan products are deemed as exceeding 36% per annum, the parts of the borrowing costs exceeding 36% per annum may be ruled as invalid, and we may face, among others, regulatory warning, correction order, condemnation, fines and criminal liability and we may be required to reduce fees and annual interest rate we charge to our borrowers. Moreover, on July 23, 2019, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security and the Ministry of Justice jointly issued the Opinions on Several Issues in Handling Criminal Cases of Illegal Lending, which reiterated and emphasized the prohibition of collecting loans through intentional injury, illegal detention, insult, intimidation, threat, harassment and other illegal means. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

Our business of connecting investors and borrowers constitutes an intermediary service, and our contracts with investors and borrowers are intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we fail to provide material information to investors and are found to be at fault, for failure to exercise proper care, or failure to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the PRC Contract Law. In addition, the Interim Measures and the Inspection Notice have imposed additional obligations on online lending information intermediaries to verify the truthfulness of the information provided by or in relation to loan applicants, actively detect fraud, conduct risk evaluation of lenders, make hierarchy management of lenders and disclose borrowers’ credit risk related information to lenders. In September 2019, the Head Office for Special Rectification of Peer-to-Peer Online Lending and the Head Office for Special Rectification of Online Finance Risk jointly issued the Circular of Strengthening the Construction of Credit Support System of Online Lending, or the Circular of Construction of Credit Support System, which stipulates that local financial authorities should command all online lending information intermediaries facilitating peer-to-peer lending to connect to designated credit database, including the financial credit information database operated by the People’s Bank of China. The Circular of Construction of Credit Support System also provides that these online lending information intermediaries should legally collect and report relevant credit information to the designated credit database. We have established corporation with Baihang Credit and are in negotiation with another credit data service company to facilitate our credit investigation and loan collection. We leverage a large database of past fraud cases, which is updated regularly, and sophisticated rule-based technologies, in detecting loan applicants’ fraudulent behaviors. As the Interim Measures and other applicable PRC laws and regulations are relatively new, it is still unclear to what extent online lending information intermediaries should exercise the duty of care in detecting fraud. Although we believe that, as an information intermediary, we should not bear the credit risk for investors as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the Interim Measures if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

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

We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, especially COVID-19, which could significantly disrupt our operations.

We are vulnerable to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics, and other catastrophes, which may materially and adversely affect our business. Since December 2019, there has been an outbreak of respiratory illness caused by a novel strain of coronavirus, or COVID-19, in China and around the world. COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the COVID-19 a pandemic on March 11, 2020, given its threat beyond a public health emergency of international concern that the organization had declared on January 30, 2020. In response to this pandemic, China, Italy, the United States and many other countries and jurisdictions have taken, and may adopt additional, restrictive measures to contain the virus’ spread, such as quarantines, travel restrictions and home office policies. These measures could slow down the development of the Chinese economy and adversely affect the global economic conditions and financial markets.

Substantially all of our operations are located in China and all of our revenue is sourced from China. Since the outbreak of COVID-19, our business and operation have been adversely affected. For example, due to the home office and quarantine measures ordered by PRC government, our headquarters and service centers across China were forced to close and some of our employees were unable to return to work until mid-March, 2020. As a result, our auto-backed loan application process, which requires physical inspection of automobiles, was significantly impeded, which in turn adversely affected our loan volume. The business of banks, institutional funding partners and offline channel partners we cooperate with are also adversely impacted, which also adversely affects the credit approval process and our borrower acquisition process. Our collection activities are also significantly limited due to various temporary measures introduced by Chinese central government and local governments, such as extension of the Lunar New Year holiday, travel restrictions and community quarantine, which has temporarily restrained our ability and efficiency in the collection of overdue loans. Moreover, most of our borrowers are small and micro enterprise owners, who are vulnerable in the face of economic depression. If their financial situation deteriorate, it may be difficult for them to repay loans on our platform. In addition, our business operations could be disrupted if any of our employees is suspected of contracting the COVID-19 or any other epidemic disease, since our employees could be quarantined and/or our offices be shut down for disinfection.

The COVID-19 has caused wide-ranging business disruptions and traffic declines in China in the first quarter of 2020, and with its growing spread globally, the virus’ adverse impact on business activities and travels in China and other parts of the world is expected to continue in the foreseeable future. The potential downturn brought by and the duration of the COVID-19 is difficult to assess or predict and actual effects will depend on many factors beyond our control, including the increased world-wide spread of COVID-19 and the relevant governments’ actions to contain COVID-19 or treat its impact. The extent to which the COVID-19 impacts our results remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be adversely affected directly, as well as to the extent that the COVID-19 or any other epidemic harms the Chinese economy in general.

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

Our financial condition and results of operations are affected by our ability to effectively maintain the quality of our loan portfolio. If we are unable to effectively maintain and manage the quality of our loan portfolio due to any reason, the delinquency rates of our loan portfolio may increase. We are also obliged to compensate a portion of our institutional funding partners and corporate investors for their default losses, any deterioration in the quality of our loan portfolio or increase in our delinquency rate may materially and adversely affect our results of operations. Moreover, our borrowers, primarily small and micro enterprise owners, may have difficulties in repaying loans on our platform as a result of the COVID-19 outbreak or the resulting economic downturn, which could significantly deteriorate our loan portfolio and adversely impact of financial and operational results.

If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected.

We rely on both our in-house collection team and third-party collection service providers to collect delinquent loans. Our existing collection methods, such as phone calls, in-person visits and taking automobiles into custody, may not be as effective in the future. As we provide guarantees to a portion of our institutional funding partners, corporate investors and online investors who opt for alternative repayment arrangement, failure to collect these loans may also have a material adverse effect on our business, financial condition and results of operations.

We follow standardized procedures and protocols to collect delinquent loans and closely monitor our risk management personnel’s collection activities to ensure compliance with these procedures and protocols. Our post-loan risk management personnel are required to undertake, among others, (i) to strictly adhere to our standardized procedures and protocols to collect delinquent loans, (ii) to speak in a well-mannered tone and act civil and polite toward the borrowers and avoid any conversations or interactions that may lead to heated arguments, (iii) to contact the borrowers at reasonable hours, and refrain from making constant collection calls or visits that may be seen as harassment, (iv) in the event of conflicts with borrowers, to take the initiative to contact the police, and (v) not to engage in any practice or take any action during loan collection in violation of any applicable laws or regulations. However, we cannot assure you that our risk management personnel will comply with such undertakings at all times. In addition, these collection methods may be viewed by borrowers or regulatory authorities as harassments, threats or even criminal conducts, and we may be subject to lawsuits initiated by borrowers or prohibited by the regulatory authorities from using certain collection methods. If any of these were to happen and we fail to adopt alternative collection methods in a timely manner, or if the alternative collection methods are less effective, our ability in collecting delinquent loans may be impaired, and investors’ confidence and loan volume on our platform may decrease. Our risk management personnel’s collection practices, if deemed improper or illegal, may also compromise our reputation and harm our business. For further details, please see “— Any negative publicity with respect to us, our employees, the marketplace lending industry in general or our business partners may materially and adversely affect our business and results of operations.” Due to the outbreak of the COVID-19, our collection activities are significantly limited due to various temporary measures introduced by Chinese central government and local governments, such as extension of the Lunar New Year holiday, travel restrictions and community quarantine, which has temporarily restrained our ability and efficiency in the collection of overdue loans.

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

We experienced fluctuations in our revenue growth historically, and we may not be able to deliver rapid growth in the future.

We experienced fluctuations in our revenues and net income growth historically. Our net revenues increased by 10.4% from RMB3,545.4 million in 2017 to RMB3,913.5 million in 2018, while our net revenues decreased by 14.2% to RMB3,357.5 million (US$482.3 million) in 2019. Our net income increased by 27.3% from RMB474.8 million in 2017 to RMB604.6 million in 2018, while our net income decreased by 56.5% to RMB263.2 million (US$37.8 million) in 2019. The decrease in our net revenues and net income in 2019 was primarily due to (i) a downturn of China’s marketplace lending industry due to various regulatory and economic factors, which caused decreases in our loan volume and loan balance, and (ii) a decrease in auto-backed loans’ fee rates, as we adjusted the fee rates of auto-backed loans downward in the first half of 2018 to improve the competitiveness of our loan products. Decreases in net revenues was also due to an increase in delinquency rates, which primarily resulted from the industry-wide turmoil, and macroeconomic headwinds that negatively impacted small and micro enterprises. If we are not successful in managing our growth or executing our strategies effectively, our business, results of operations, financial condition and future growth may be materially and adversely affected.

Starting in January 2020, the outbreak of COVID-19 has significantly impacted the Chinese economy. The government measures designed to control the spread of the virus have also resulted in a decline in economic activities in China. In particular, we expect the decrease in automobile purchases and the rise in unemployment rates to result in a decrease in the volume of loans we facilitate and a rise in delinquency rates of our outstanding loans. The outbreak of COVID-19 is expected to continue to have a material adverse impact on our business, results of operations and financial condition beyond the first quarter of 2020. As a result, there can be no assurance that we will be able to successfully implement our growth strategies.

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

As China’s marketplace lending industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s marketplace lending industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules to develop a more transparent regulatory environment for the marketplace lending industry. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Online Lending Information Services” and “— Regulations on Microcredit Companies” for more details. Any players in China’s marketplace lending industry who do not comply with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development in, or negative perception of, the marketplace lending industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and imposed a negative impact on our ability to attract new borrowers and investors. Negative developments in the marketplace lending industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other marketplace lending platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by marketplace lending platforms like us. For instance, since the second quarter of 2018, there has been an increasing number of business failures of, or accusations of fraud and unfair dealing against, companies in the marketplace lending industry in China. In late 2018, there were increased media coverage of marketplace lending platforms’ business failures. If borrowers and investors associate us with these failed companies, our reputation may be harmed and investor confidence on our platform may be adversely affected. If this were to happen, we may be forced to offer more favorable terms to investors, such as higher investment return, in order to ensure that there is sufficient investment commitment on our platform, which in turn may adversely affect our business and results of operations and impair our ability to grow our business.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. However, we were not subject to the requirement to provide attestation by our independent registered public accounting firm on effectiveness of internal control over financial reporting for the year ended December 31, 2019 as we qualified as an “emerging growth company,” as defined in the JOBS Act, as of December 31, 2019. Once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, unless we qualify for other exemptions.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2019 due to one material weakness in our internal control over financial reporting and other control deficiencies. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is the insufficient number of financial reporting personnel with appropriate level of knowledge and experience in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remediate timely these deficiencies. For details about remediation, refer to “Item 15. Controls and Procedures” for more details. However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we will be unable to conclude that they have been remediated. Our failure to correct the material weakness and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

In addition to our website, we also facilitate loans through our mobile apps, which are regulated by the Regulations for Administration on Mobile Internet Applications Information Services, or the MIAIS Regulations, promulgated by the Cyberspace Administration of China, or the CAC, in June 2016 and became effective on in August 2016. According to the MIAIS Regulations, the providers of mobile apps shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our mobile apps to ensure their compliance with the MIAIS Regulations. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile apps complies with the requirements of the applicable laws and regulations, including MIAIS Regulations at all times. Failure to identify and prevent illegal or inappropriate content from being displayed on our platform may result in legal and administrative liabilities, government sanctions, loss of licenses and/or permits, or reputational harm. If the PRC regulatory authorities find any incompliant content displayed on our platform, they may require us to limit or eliminate the dissemination of such content on our platform, and if our mobile apps were found to be violating the MIAIS Regulations, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile apps from the relevant app stores, which may materially and adversely affect our business and operating results.

We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

We have been, and may from time to time in the future, become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. For example, we have ceased to offer investment programs to our online investors and cancelled all existing investment programs since February 2020. Our existing investment programs investors now directly fund the underlying loans they used to invest in through our investment programs. We have informed all online investors on our platforms of this business change and have offered all our online investors an alternative repayment arrangement until June 9, 2020. After that, we may offer remaining online investors who have not opted in the alternative repayment arrangement a supplement repayment arrangement, according to which, online investors may not be able to receive interest and may incur principal loss. Although we are dedicated to ensuring a smooth and safe transition process for all of our existing online investors, some online investors may not be satisfied with our arrangement and may brought lawsuits against us. For more information related to cancellation of investment programs and alternative repayment arrangement, please see “Item 4. Information on the Company — B. Business Overview — Our Investors and Investment Products — Investment Products and Services Offered to Online Investors — Investment Programs.” Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in material adverse impact on us.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See also “Item 4. Information on the Company — B. Business Overview — Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented, preempted or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. We cannot assure you that the measures we have taken will be sufficient to prevent any misappropriation of our intellectual properties.

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

We rely on licensing arrangements with our affiliate, Hangzhou Ruituo, to use the trademark “  ” and any failure to protect these trademark rights could adversely affect our business and financial condition.

Our rights to our trade names and trademarks are among the most important factor in marketing our services and operating our business. The trademark “   ”, is owned by our affiliate, Hangzhou Ruituo, and we have obtained the exclusive right to use this trademark under a licensing agreement with Hangzhou Ruituo, so long as the trademark is valid. We have paid nominal fees to Hangzhou Ruituo Technology Co., Ltd., or Hangzhou Ruituo, for this trademark license.

If we are no longer able to use the “  ” trademark due to any dispute with Hangzhou Ruituo or for any other reasons, our reputation, business and results of operations could be materially and adversely affected. In addition, Hangzhou Ruituo may be subject to infringement claims with regard to these trademarks and any failure in defending themselves against such claims could have a material adverse effect on our business, financial condition and results of operations.

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

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOC or other regulators having competent authority as illegal, either in whole or in part, we may lose control of our variable interest entities and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	levying fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	shutting down our services;

•	discontinuing or restricting our operations in China;

•	imposing conditions or requirements with which we may not be able to comply;

•	requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance the business and operations of our variable interest entities; and

•	taking other regulatory or enforcement actions that could be harmful to our business.

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted or if adopted, what they would provide. In particular, on March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which became effective on January 1, 2020 and replace the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested relating to the regulating of VIE structures, and thus whether variable interest entities are foreign invested enterprises remains unclear under the PRC Foreign Investment Law. Since the PRC Foreign Investment Law is newly published, there is still uncertainties in relation to its interpretation and implementation and it is still possibility that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary, Weidai Financial Information or Yuntuo, revoking the business licenses or operating licenses of our PRC subsidiary, Weidai Financial Information or Yuntuo, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of Weidai Financial Information and Yuntuo, and/or our failure to receive economic benefits from Weidai Financial Information and Yuntuo, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures, although these disputes do not include claims arising under the United States federal securities laws and thus do not prevent you from pursuing claims under the United States federal securities laws. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over Weidai Financial Information or Yuntuo and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China  —  Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that (i) the contractual arrangements between Weidai Co., Ltd., our wholly owned subsidiary in China, Weidai Financial Information, our variable interest entity in China, and the shareholders of Weidai Financial Information, or (ii) the contractual arrangements between Weidai Co., Ltd., our wholly owned subsidiary in China, Yuntuo, our variable interest entity in China, and the shareholders of Yuntuo were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Weidai Co., Ltd.’s and our variable interest entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Weidai Financial Information or Yuntuo for PRC tax purposes, which could in turn increase their tax liabilities without reducing Weidai Co., Ltd.’s tax expenses. In addition, if Weidai Co., Ltd. requests the respective shareholders of Weidai Financial Information and Yuntuo to transfer their equity interests in Weidai Financial Information or Yuntuo at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Weidai Co., Ltd. to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Weidai Financial Information and Yuntuo for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of our variable interest entities increase or if it is required to pay late payment fees and other penalties.

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

Risks Related to Doing Business in China

We are subject to many of the economic and political risks associated with emerging markets due to our operations in China. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in and all of our revenue is sourced from China, the world’s largest emerging market. In light of our operations in an emerging market, we may be subject to risks and uncertainties including fluctuations in GDP, unfavorable or unpredictable treatment in relation to tax matters, expropriation of private assets, exchange controls, restrictions affecting our ability to make cross-border transfer of funds, regulatory proceedings, inflation, currency fluctuations or the absence of, or unexpected changes in, regulations and unforeseeable operational risks. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

The economies of emerging markets are typically more vulnerable to market downturns and economic slowdowns elsewhere in the world. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

A downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011, the slowdown of the Chinese economy since 2012, sanctions against Russia over the Ukraine crisis since 2014, shadows of international terrorism spread by Islamic State of Iraq and al-Sham, which has been particularly intensified since the Paris terror attacks in November 2015, the impact of the election of Donald Trump as President of the United States and the tax reform that he subsequently signed into law, the trade war between the United States and China and the Syrian airstrike in 2018, and the tension between the United States and Iran in 2019, and the impact associated with the United Kingdom leaving the European Union in 2020. In addition, the Chinese economy has been adversely affected by the outbreak of the novel coronavirus, or the COVID-19, which was declared by World Health Organization as a Public Health Emergency of International Concern on January 31, 2020. The impact of the COVID-19 outbreak is unknown at this time. The potential downturn brought by and the duration of the COVID-19 may be difficult to assess or predict where actual effects will depend on many factors beyond our control. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

The National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law, or the Implementation Regulations on December 12, 2019, effective from January 1, 2020, to replace the trio of existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

Our online platform, operated by Weidai Financial Information, may be deemed to be providing value-added telecommunication services, which would require Weidai Financial Information to obtain certain value-added telecommunications business licenses. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Internet Companies  —  Regulations on Value-Added Telecommunication Services” for more details. Weidai Financial Information has obtained a value-added telecommunications service license for operations of internet content service from the Zhejiang Administration of Telecommunications in August 2016, which will remain valid until August 2021, and a value-added telecommunications service license for operation of domestic call center service from MIIT in August 2017, which will remain valid until August 2022. However, given the evolving regulatory environment of the value-added telecommunications business, we cannot assure you that we will not be required in the future by the relevant governmental authorities to obtain any other approval or license to continue our business. If such approval or license were required, we cannot assure you that we will be able to obtain such approval or license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

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

According to the Measures for the Administration of Auctions, a company that conducts auction activities is required to have the word “auction” in its legal name, obtain approval from the local regulatory authorities, and obtain an auction business permit. Any company that engages in commercial auction activities without an auction permit shall terminate its business operations. The business conducted through our mobile app Weichepai, operated by Horgos Weichepai Information Technology Co., Ltd., which was a wholly owned subsidiary of Weidai Financial Information, may be deemed as engaging in commercial auction business of second-hand automobiles. As of the date of this annual report, we have not obtained an auction business permit, nor have we been subject to any fines or other penalties with regard to commercial auction business. Though we have stopped conducting auction activities through Weichepai since the end of 2018, however, given the evolving regulatory environment of the auction business, we cannot assure you that such practice will not be deemed by the PRC authorities as violating relevant provisions of the Measures for the Administration of Auctions or any other applicable laws and regulations, nor can we assure you that we will not be required by the relevant governmental authorities to obtain license or permit for auction business if we want to continue conducting our business through Weichepai in the future. We may not obtain such approval or license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

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

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as intermediaries for borrowers and online investors. In addition, we do not directly receive any funds from online investors in our own accounts as funds from online investors are deposited into and settled by a third-party custody account managed by Xinwang Bank. To date, our platform has not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising. Nevertheless, considerable uncertainties exist with respect to the PBOC, the SAIC and other governmental authorities’ interpretations of the fundraising-related laws and regulations. Therefore, we cannot guarantee you that our current services provided to investors will not be deemed to violate illegal fundraising laws and regulations in the future.

The PRC Securities Law prohibits the issuance of securities for public offering without obtaining prior approval in accordance with the provisions of the law. The following offerings are deemed to be public offerings under the PRC Securities Law: (i) offering of securities to non-specific targets; (ii) offering of securities to more than 200 specific targets (however, the number of employees who participate in employee stock ownership plans implemented in accordance with laws shall not be counted in); and (iii) other offerings provided by the laws and administrative regulations. Additionally, private offerings of securities may not be carried out through advertising, open solicitation and disguised publicity campaigns. If any transaction between a borrower and multiple online investors is identified as a public offering by PRC government authorities, we may be subject to sanctions under PRC laws and our business may be adversely affected.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiary to adjust its taxable income under the contractual arrangements it currently has in place with Weidai Financial Information and its shareholders, and Yuntuo and its shareholders in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “— Risks Related to Our Corporate Structure — Contractual arrangements in relation to our variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entities owe additional taxes, which could negatively affect our financial condition and the price of our ADSs.”

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

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted share incentive awards by us, may follow the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plan of Companies Listed Overseas, promulgated by the SAFE in 2012, or the 2012 SAFE Notice. Pursuant to the 2012 SAFE Notice, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any share incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of share incentive awards and the purchase or sale of shares and interests. As a public company listed on NYSE, we and grantees of our share incentive awards who are PRC citizens or who reside in the PRC for a continuous period of no less than one year will be subject to these regulations. Failure to complete the SAFE registrations may subject the grantees of share incentive awards to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on Employee Share Incentive Plans of Overseas Publicly-Listed Company” for more details.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation” for more details. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Weidai Ltd. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Weidai Ltd. or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, as described in the risk factor immediately below, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, and it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ADSs or ordinary shares.

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

The trading prices of our ADSs ranged from US$2.69 to US$13.63 in 2019. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Hong Yao beneficially owns 83.2% of the aggregate voting power of our company as of March 31, 2020. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Hong Yao has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2020, we had 35,390,055 Class A ordinary shares and 35,071,400 Class B ordinary shares outstanding. Among these Class A ordinary shares, 7,853,077 Class A ordinary shares are represented by ADS. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

We adopted a share incentive plan in August 2018, under which we have the discretion to grant a range of equity-based awards to eligible participants. As of March 31, 2020, there are 1,179,151 outstanding share incentive awards under the 2018 Plan. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.” We have registered all ordinary shares that we may issue under this share incentive plan. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of the registration statement for our initial public offering. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by investors who purchase ADSs in our initial public offering.

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

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description of Securities Other Than Equity Securities — D. American Depositary Shares” for more details.

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

Certain judgments obtained against us by our shareholders may not be enforceable and the ability of U.S. authorities to bring actions against us or our management may also be limited.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China, the world’s largest emerging market. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, Department of Justice (“DOJ”) and other U.S. authorities may be limited in their ability to take enforcement actions, including in instances of fraud, against us or our directors and officers in China. In addition, shareholder claims that are common in the United States, including class action securities law and fraud claims, generally uncommon in China.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments. The courts of the Cayman Islands would recognise as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) (the “Companies Law”) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a Cayman Islands company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. For example, we are not required to have a minimum of three members in our audit committee. See “Item 16G. Corporate governance.” Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

There is a significant risk that we may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in the current or a future taxable year. PFIC status could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

A non-U.S. corporation will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of its assets during such year produce or are held for the production of passive income (the “asset test”). Based on the current composition of our income and assets and the value of our assets, there is a significant risk that we may become a PFIC in the current or a future taxable year. The PFIC tests must be applied each year, taking into account our income and assets throughout the entire year, with such assets measured at the end of each quarter. Accordingly, it is possible that we may be treated as a PFIC in the current or a future taxable year due to changes in the composition of our income and assets and the value of our assets. In particular, because the value of our assets will be determined by reference to the market value of our ADSs, a decrease in the market value of our ADSs may cause us to be a PFIC. In addition, there is no guarantee that the IRS would not challenge the treatment of certain of our income and assets (including whether or not certain of our income and assets qualify as being received or held in connection with an active financing business), which may cause us to be a PFIC.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information — Taxation — United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a special election. See “Item 10. Additional Information — Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” for more details.

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

In addition, pursuant to board and shareholder resolutions of Weidai Ltd. passed in April 2018, the board of directors of Weidai Ltd. or an authorized officer of the board shall cause Weidai Co., Ltd. to exercise (i) Weidai Co., Ltd.’s rights under the shareholders’ power of attorney, and (ii) Weidai Co., Ltd.’s rights under the exclusive call option agreement, when the board of directors of Weidai Ltd. or the authorized officer determines that such exercise is in the best interest of Weidai Ltd. and Weidai Co., Ltd. As a result of these resolutions and the provision of unlimited financial support from Weidai Ltd. to Weidai Financial Information pursuant to a financial support undertaking letter, Weidai Ltd. is determined to be most closely associated with Weidai Financial Information within the group of related parties and is considered the primary beneficiary of Weidai Financial Information. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Our Variable Interest Entities — Financial Support Undertaking Letter with Weidai Ltd.” for more details.

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

Our principal executive offices are located at No. 9 Baiyun Road, Shangcheng District, Hangzhou, Zhejiang Province, People’s Republic of China. Our telephone number at this address is +86-571-5697-9013. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

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

B. Business Overview

We are one of the largest auto-backed financing solution providers in China. Our platform connects borrowers, the majority of which are small and micro enterprise owners, with investors. Established in 2011 by a group of entrepreneurs with backgrounds in small and micro enterprises, we are dedicated to providing small and micro enterprise owners with accessible credit. We pioneered auto-backed financing in China in the form of title loans. We believe our products and services create exceptional value for both borrowers and investors.

Small and micro enterprises are vital to China’s economic growth. However, they have substantial and growing unmet financing needs for daily operation and business expansion. Small and micro enterprises often have financing needs that are frequent, unpredictable and time-sensitive. Due to fast-evolving business nature, limited planning abilities and the lack of a nationwide credit rating system in China, small and micro enterprises face difficulties including limited access to banks and other traditional financing channels, high costs of alternative lending channels, and the uncertainty of funding from families and friends. Auto-backed financing represents an attractive solution for small and micro enterprise owners, as automobiles are their most commonly held valuable assets and proper collaterals which enhance their credit profiles and enable them to obtain higher credit limit at lower cost. In addition, auto-backed loans currently have a low penetration rate in China and the loan volume is expected to grow in the foreseeable future.

We were the first in China to introduce auto-backed financing product in the form of title loan with “collateral registration + GPS system” features in 2011, which has replaced the traditional model of lenders keeping automobiles in custody and has since become the industry standard. Our auto-backed loans generally have principal amounts between RMB30,000 and RMB200,000, tenures from one to 36 months and APRs from 20% to 36%. In 2019, the auto-backed loans we facilitated had an average amount of RMB59,615 and an average tenure of 22 months. In 2019, 60.0% of borrowers who took out auto-backed loans through our platform were repeat borrowers.

As of December 31, 2019, we have built a nationwide network of 375 service centers across approximately 202 cities over the past eight years, which we believe presents significant barriers to entry. This extensive offline network, seamlessly integrated with our centralized technology platform and risk management system, has enabled a fast and highly automated transaction process. Our lending decisions are generally made within 30 minutes of application after information collection and automobile appraisal, and loans are generally disbursed within the same day, including weekends, delivering superior user experience. In addition, through this geographically dispersed network, we have gained a large and increasing volume of transaction data and local know-how. The breadth and depth of these transaction data have enabled us to make accurate credit assessments, effectively preventing fraud and enhancing collection efforts.

We believe our auto-backed loan products, which transform used automobiles, a type of “non-standard” collateral, into investable assets, represent a high-quality and low-risk asset class that is hard for investors to access elsewhere. Starting from February 2020, we primarily collaborate with institutional funding partners.

We maintain a sophisticated and effective risk management system spanning across our entire transaction process, from borrower acquisition to loan collection. We adopt a multi-dimensional risk management approach from both “borrower” and “automobile” perspectives, and gain further insights from our proprietary data and a broad spectrum of third-party data sources, which results in our best-in-class automobile appraisal capabilities. Our advanced GPS tracking system and dedicated post-loan management mobile app serve as powerful tools for detecting fraud and taking automobiles into custody. As a result, we have achieved robust credit performance.

We generate revenues primarily from service fees charged to borrowers for our facilitation and management of loans. Our net revenues were RMB3,545.4 million, RMB3,913.5 million and RMB3,357.5 million (US$482.3 million) in 2017, 2018 and 2019, respectively. Our net income was RMB474.8 million, RMB604.6 million and RMB263.2 million (US$37.8 million) in 2017, 2018 and 2019, respectively. Our adjusted net income, net of taxes, was RMB505.4 million, RMB691.7 million and RMB316.2 million (US$45.4 million) in 2017, 2018 and 2019, respectively.

Our Value Proposition to Borrowers

•	Accessible: make credit available for China’s small and micro enterprise owners who have limited or no access to traditional financing channels; we provide 24/7 accessibility through mobile app, website and call center

•	Timely: fast, highly-automated process; loans are typically approved within 30 minutes and funded within the same day, including weekends

•	Affordable: significantly higher credit limit at a reasonable cost compared with alternative lending channels

•	Flexible: various duration and repayment options to choose from

•	Superior experience: seamlessly integrated online + offline and one-stop experience supported by 375 service centers across approximately 202 cities and centralized online operations as of December 31, 2019.

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

While our borrower base has experienced fast growth since our inception in 2011, it has declined since October 2019. The number of active borrowers of auto-backed loans on our platform was 315,211, 253,596 and 185,569 in 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, we facilitated RMB148.1 billion, RMB203.7 billion and RMB245.1 billion (US$41.3 billion) auto-backed loans cumulatively, respectively.

We believe we have a well-engaged and loyal borrower base. In 2017, 2018 and 2019, 66.6%, 62.0% and 62.2% of borrowers who took out auto-backed loans through our platform were repeat borrowers, respectively.

Borrower Acquisition

We attract borrowers through (i) word-of-mouth referrals, (ii) our online channels, including our mobile app, WeChat account, website and call center, (iii) performance-based advertisements placed on websites of our online channel partners, including autohome.com.cn, toutiao.com, baidu.com and other web portals where our target borrowers frequently visit, which direct traffic to our call center, and (iv) referrals from our offline channel partners, such as financial leasing companies, used automobile dealers and other financial service providers.

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

Loan Products and Services Offered to Borrowers

We provide borrowers convenient and quick access to credit with a number of loan products based on their specific financing needs and risk profiles. The following table sets forth a breakdown of loan volume facilitated and originated through our platform by type of products for the periods indicated:

	For the Years ended December 31,
	2017		2018		2019
	RMB’000	% of total loan volume	RMB’000	% of total loan volume	RMB’000	USD’000	% of total loan volume
Auto-backed loans	80,201,041	82.7	62,423,360	79.3	41,333,872	5,937,239	67.6
Other secured loans(1)	10,934,115	11.3	8,143,759	10.3	6,163,363	885,312	10.1
Unsecured loans(2)	5,801,381	6.0	8,218,795	10.4	13,604,445	1,954,156	22.3
Total loan volume	96,936,537	100.0	78,785,914	100.0	61,101,680	8,776,707	100.0

(1) Primarily including home equity loans and construction machinery loans. We ceased to offer home equity loans to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB8.8 billion, RMB2.7 billion and RMB9.7 million (US$1.4 million) in 2017, 2018 and 2019, respectively.

(2) Primarily including professional credit loans and consumption loans. We ceased to offer certain types of consumption loans and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB3.8 billion, RMB1.2 billion and nil in 2017, 2018 and 2019, respectively.

Borrowers repay principal and interest to investors, and pay service fees to us. The rate of return to investors is generally determined based on the type and tenure of the loan and market conditions.

•	Principal and interest. Loans with tenures ranging from one to six months are generally repaid with monthly payments of interest over the life of the loan, followed by a repayment of principal at maturity. Loans longer than six months are generally repaid in fixed monthly installments (consisting of both principal and interest) over the life of the loan; and

•	Service fees. Borrowers pay us service fees for our platform’s facilitation and management of their loans generally on a monthly basis.

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

We generally facilitate auto-backed loans with principal amounts between RMB30,000 and RMB200,000 and tenures ranging from one to 36 months. In 2017, 2018 and 2019, the total volume of auto-backed loans facilitated and originated through our platform totaled RMB80.2 billion, RMB62.4 billion and RMB41.3 billion (US$5.9 billion), respectively, representing 82.7%, 79.3% and 67.6% of the total loan volume facilitated and originated through our platform for the same periods, respectively. In 2017, 2018 and 2019, the average amount of auto-backed loans facilitated and originated through our platform was RMB63,888, RMB61,389 and RMB59,615, respectively. In 2018 and 2019, the APR for our auto-backed loans typically ranged from 17% to 36%.

A borrower’s loan-to-value ratio, or LTV ratio, for our auto-backed loan products generally ranges between 50% to 80% based on his Weidai Credit score. We maintain a whitelist of existing auto-backed loan borrowers based on their post-loan performance, such as repayment status and behavior data collected by our GPS tracking system. The whitelisted borrowers are offered the option to go through another credit review to increase their LTV ratio by 10% to 30% (provided that the increased LTV ratio does not exceed 120%) and receive another loan disbursement according to the increased LTV ratio and the latest appraised value of their automobiles. The weighted average LTV ratio for our auto-backed loan borrowers was 63.4%, 62.3% and 67.0% in 2017, 2018 and 2019, respectively. In 2017, 2018 and 2019, 84.3%, 86.4% and 71.7% of our auto-backed loan borrowers were granted LTV ratio below 80%, respectively.

The following diagram illustrates the loan volume breakdown of auto-backed loans facilitated through our platform in 2017, 2018 and 2019 by LTV ratio:

Auto-backed loan borrowers typically provide investors the title of their automobiles as collaterals by registering such automobile collaterals at local automobile administrative offices, and are not required to hand over their automobiles. For borrowers with higher credit risks or under certain other limited circumstances, we require the automobiles to be pledged and kept at our leased parking lots or parking spaces over the life of the loan. In 2017, 2018 and 2019, the volume of auto-backed loans with automobiles pledged to us and the relevant automobiles kept at our leased parking lots or parking spaces totaled RMB9.8 billion, RMB4.8 billion and RMB467.4 million (US$67.1 million), and accounted for 10.1%, 6.0% and 0.8% of our total loan volume, respectively.

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

Other Loans

We offer a number of other loans to meet the varied financial needs of our borrowers. In 2017, 2018 and 2019, the volume of other loans facilitated and originated through our platform totaled RMB16.7 billion, RMB16.4 billion and RMB19.8 billion (US$2.8 billion), respectively, representing 17.3%, 20.8% and 32.4% of the total loan volume facilitated through our platform for the same periods, respectively.

•	Professional credit loans. Professional credit loans are unsecured loans offered to professionals in selected industries with good credit and mid- to high-income. We require these borrowers to demonstrate, among others, job stability and a continuous record of pension fund contributions. These loans generally have principal amounts between RMB50,000 and RMB200,000 and a tenure up to 24 months. In 2017, 2018 and 2019, the APR for our professional credit loans typically ranged from 12% to 24%.

•	Construction machinery loans. Construction machinery loans include loans for the purchase of construction machinery. These loans generally have principal amounts between RMB50,000 to RMB1,000,000 and tenures ranging from six to 36 months.

•	Home equity loans. Home equity loans refer to loans secured by the residential property owned by the borrower. We ceased to offer home equity loans to new borrowers in the fourth quarter of 2017, since home equity products are more standardized and providers of home equity loans primarily compete on cost of capital, where we do not have a significant competitive advantage.

•	Others. We currently also facilitate a number of other loans through our platform, including, among others, (i) consumption loans offered exclusively through our mobile apps, which generally have principal amounts between RMB1,000 and RMB100,000 with tenures of three to 12 months, and (ii) auto-financing loans under both direct lease and sale-and-leaseback models for the purchase of new and used automobiles from auto dealers and financial leasing companies, which generally have principal amounts between RMB20,000 and RMB200,000 with tenures of 24 or 36 months. We have ceased to offer consumption loans involving smaller loan amounts and shorter tenures, and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks starting from the fourth quarter of 2017.

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

The following diagram illustrates our platform’s facilitation of auto-backed loans:

(a) Each borrower and investor has an individual custody account with Xinwang Bank, our custodian bank.

(b) If a borrower meets one of our institutional funding partners’ predetermined investment criteria, we may refer the borrower to the institutional funding partner instead of listing the loan on our platform. Subject to the institutional funding partner’s own credit assessment and loan approval procedures, the loan may be funded by the institutional funding partner.

(c) For loans funded by online investors, borrowers paid service fees to us and repaid principal and interest to online investors on a monthly basis over the life of the loan, with the first payment due one month from the time of loan disbursement. We have ceased to list loans on our platform for online investors’ subscription since February 2020. For loans funded by institutional funding partners, the institutional funding partners pay service fees to us and the borrowers repay principal and interest to institutional funding partners.

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

Step 5: Collateral Registration and Loan Listing and Funding

Once the loan application is approved, our service center will register the borrower’s automobile at the local automobile administrative office as collateral. If a borrower meets one of our institutional funding partners’ predetermined investment criteria, we may refer the borrower to the relevant institutional funding partner. The institutional funding partner, after completing its own credit assessment and loan approval procedures, may choose to enter into a loan agreement with the borrower and fund the borrower’s loan. If the institutional funding partner declines to fund the borrower’s loan, the borrower’s loan application will be declined. See “— Our Investors and Investment Products — Institutional Funding Partners.”

Step 6: Post-Loan Monitoring and Servicing

After the loan is disbursed, the borrower follows a detailed loan payment schedule to repay principal and interest to the investors and pay service fees to us. See “— Our Borrowers and Loan Products — Loan Products and Services Offered to Borrowers” for more details. Reminder text messages and phone calls are scheduled a few days in advance of every payment due date. The borrower may schedule automatic monthly payments on the payment due date, or make payments each month using our mobile app.

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

We maintain a whitelist of existing auto-backed loan borrowers based on their post-loan performance, such as repayment status and behavior data collected by our GPS tracking system. The whitelisted borrowers are offered the option to go through another credit review to increase their LTV ratio by 10% to 30% and receive another loan disbursement according to the increased LTV ratio and the latest appraised value of their automobiles. See “— Our Borrowers and Loan Products — Loan Products and Services Offered to Borrowers — Auto-backed Loans” for more details.

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

Our Service Centers

As of December 31, 2019, we had 375 service centers across 30 of 32 provinces, municipalities and autonomous regions in China, including 260 directly-operated service centers and 115 partner-operated service centers.

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

The following map illustrates the locations of our service centers across China as of December 31, 2019:

Each service center is staffed with a dedicated team of customer service and risk management personnel (including those responsible for pre-loan risk management, automobile appraisal and post-loan risk management), and provides comprehensive services over the life of the loans to borrowers, including:

•	Borrower engagement. Our service centers provide prospective borrowers with convenient access to loan products and services available on our platform across China. A prospective borrower can easily locate a nearby service center to complete the entire application process. A prospective borrower who completed initial consultation online will be invited by our customer service representatives to a nearby service center to complete the remaining application process.

•	Pre-loan services. Our service centers provide comprehensive pre-loan services that are designed to deliver a fast loan application process and a superior user experience, ranging from information collection, automobile appraisal and inspection, face-to-face interview and application material authentication and installation of GPS tracking devices to collateral registration. If we suspect that a loan application may involve fraud, the relevant service center’s risk management personnel will initiate further due diligence and verification. See “— Technology and Risk Management — Risk Management — Fraud Detection” for more details.

•	Post-loan services. Our service centers are also responsible for monitoring borrowers’ loan repayment status to prevent delinquency. Our service centers’ risk management personnel send payment reminders to borrowers prior to every payment due date, including text messages and phone calls. If abnormal activities are detected by our GPS tracking system, the relevant service centers’ risk management personnel will follow up with the borrower according to our risk management procedures and protocols. In the event of overdue payments, our service centers work closely with our provincial branch offices to collect payment following our standardized collection guidelines and protocols. See “— Technology and Risk Management — Risk Management — Post-Loan Management and Collection of Delinquent Loans” for more details.

We commenced building our service center network under the partner-operated service center business model in 2011. As our operational capabilities develop, we have since 2014 focused on opening directly-operated service centers and stopped engaging new service center operation partners. As of December 31, 2019, 115 out of 375 service centers were partner-operated service centers, which were located in Zhejiang province, Jiangsu province, Anhui province, Jiangxi province and Shanghai. Our service center operation partners are responsible for the daily operations of the partner-operated service centers, including hiring their own employees, under our supervision. We collaborate with our service center operation partners for the operation of partner-operated service centers under a revenue sharing model. Pursuant to our one-year cooperation agreements with our service center operation partners, we record 100% of each partner-operated service center’s loan facilitation service fee and post facilitation service fee as revenue, and subsequently pay the service center operation partners an agreed percentage of 60% of such amounts as the partner-operated service center’s operating costs and expenses. These operating costs and expenses include costs and expenses paid to service center operation partners controlled by related parties. See “Item. 7 – Major Shareholders and Related Party Transactions — Related Party Transactions” for more details. If loans facilitated by the partner-operated service centers become delinquent and are subsequently purchased by us, the relevant service center operation partners are obligated to compensate us in the amount equal to 70% of the purchase price of the delinquent loans.

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

Our Technology

Since our inception, we have focused on accumulating massive data assets from various data sources and developing our data analytics capabilities, which we believe forms a solid foundation for the efficient operation of our credit assessment, anti-fraud, automobile appraisal and other risk management systems. As of December 31, 2019, we had a dedicated team of 141 technology personnel.

Data Aggregation

We aggregate massive amount of data from various data sources to verify both the prospective borrower’s creditworthiness and assess the automobile’s condition and value, presenting a 360-degree profile of the prospective borrower and the automobile. Our data sources primarily include:

•	Proprietary database. We have established a proprietary database with over 281.8 terabytes of data, including borrower related data (such as borrowers’ social media behavior) from 2.8 million cumulative borrowers on our platform as of December 31, 2019. These data are (i) accumulated from the large number of transactions we have facilitated from eight years of operations, or (ii) from public sources, which are continually updated on a weekly or monthly basis.

•	Third-party databases. We collaborate with third-party data service providers specialized in, among others, facial recognition, identity verification and automobile data solutions, who grant us access to their databases to search for the loan applicant or automobile related data (such as access to an industry-leading automobile database where we are able to search detailed information of automobiles by vehicle identification numbers). We also work with third-party credit scoring service providers who provide us credit reports of the loan applicants, which help us determine, among others, which of the loan applicants have outstanding loans or have defaulted on other online lending platforms.

We are able to aggregate a wide array of information on the borrower and the automobile that is pertinent to our risk management and assessment efforts. The following are loan applicant and automobile related information we typically collect for each loan application using our proprietary and third-party databases:

Loan applicant related information		Automobile related information
•	track records on our platform	•	automobile identification number
•	track records on other online lending platforms	•	owner information
•	whether the applicant is blacklisted in any third-party databases	•	make, model, year and color
•	behavioral data of applicants (such as behavioral data as they apply for loans through our platform)	•	manual/automatic transmission
•	background information (such as address and lawsuit records)	•	historical transaction information
•	contact information, such as key contacts and telephone records	•	retail prices and second-hand market prices
•	personal credit scoring information	•	popularity
•	online and offline transaction records and payment information	•	date of first vehicle registration
•	phone call records from telecom operators	•	date of last vehicle registration
		•	date of last annual inspection
		•	collateral/pledge record
		•	traffic violation records
		•	maintenance records
		•	insurance records
		•	engine number and capacity

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

The following table sets forth a breakdown of our auto-backed loan borrowers by Weidai Credit score from March 13, 2018 to December 31, 2018 and 2019:

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

We also analyze the borrower’s post-loan behavior data collected by our advanced, rule-based GPS tracking system to prevent delinquency. Our GPS tracking system closely monitors, among others, the real-time location and movement of all automobiles that are used as auto-backed loan collaterals 24/7, and have accumulated 11 terabytes of compressed GPS data as of December 31, 2019. Such system is configured with over 100 alarm rules that trigger GPS notification alarms when there is a strong indication of abnormal activities (for example, if a GPS tracking device has been switched off). If a GPS notification alarm is triggered, we will immediately deploy the relevant service centers’ risk management personnel to follow up with the borrower according to our risk management procedures and protocols.

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

Our Investors and Investment Products

We offer a variety of investment options to institutional funding partners. We believe that our variety of investment products that offer attractive, risk-adjusted returns, as well as our effective risk management lead to strong word-of-mouth promotion, which drives awareness of our brand among investors. Prior to February 2020, we also offered investment products to online investors.

Our Online Investors

Investor Profile and Demographics

Prior to February 2020, investments in loans facilitated on our platform were primarily from online investors, which primarily included individual investors, as well as corporate investors.

According to information provided by individual investors when they register on our platform and an investor survey we conducted in December 2017 with over 2,000 individual investors: (i) 34% were born in the 1980s, 29% in the 1970s, 17% in the 1960s, (ii) 80% were married, and (iii) 82% were white-collar workers and/or high-net-worth individuals. In 2017, 2018 and 2019, the average investment amounts of online investors were RMB157,728, RMB97,361 and RMB92,076, respectively.

Investment Products and Services Offered to Online Investors

Prior to February 2020, we provided investment options that catered to the needs of both online investors who preferred to proactively manage their investments using our investing tools as well as those who wanted to rely on our investment programs to allocate and manage their investments. Loans listed on our platform were typically subscribed to within 12 hours. We no longer offer investment options to online investors after February 2020.

In 2017, 2018 and 2019, substantially all of the loans facilitated through our platform were funded by online investors. RMB95.4 billion, RMB75.6 billion and RMB57.7 billion loans were funded by online investors in 2017, 2018 and 2019, respectively.

Annualized rate of return of our investment products to online investors generally ranged from 4.5% to 10.0% of the principal amount of the loans, which were higher than those offered by traditional investment channels such as bank deposits, bonds and wealth management products. We charged online investors service fees for facilitating their investments through our platform, which equalled to a fixed percentage of the interests they received from borrowers. We also charged a one-time fee for online investors’ transfer of their investments on our secondary loan market. In 2017, 2018 and 2019, the average net annualized rate of return to our online investors (after applying cash coupons) was 8.0%, 8.0% and 8.2%, respectively.

Investment Tools

Online investors used to invest in individual loans on our platform using our self-discretionary investing tool and automated investing tool. The minimum investment amount for individual loans was RMB500.

•	Self-Discretionary Investing Tool

Our self-discretionary investing tool provided online investors with various filters that helped them browse and directly subscribed to individual loans listed on our platform based on, among others, their tenure, principal amounts and interest rates.

•	Automated Investing Tool

Our automated investing tool was designed for online investors who preferred to invest according to their preset investment criteria, such as tenure and interest rate, instead of browsing and subscribing to individual loans manually. Once an online investor invested a specified amount of funds through our automated investing tool, his funds were automatically allocated among individual loans meeting his preset investment criteria. Our automated investing tool automatically reinvested online investors’ funds as soon as a loan was repaid, enabling online investors to accelerate the reinvestment of funds without having to revisit our mobile app or website.

Investment Programs

Prior to February 2020, we offered investment programs that enabled online investors to enjoy investment returns while minimizing the time needed to manage their investments. Upon subscription of the investment program, an online investor’s committed fund could be automatically invested by our system into individual loans on our platform.

We used to offer two types of investment programs with different terms and estimated rates of return:

Investment Programs	Key Features
Premier Investment Program	•	Minimum investment amount of RMB500.

	•	Programs available in one, two, three, four, five, six, 12, and 24 months, among which one-, three- and six-month programs are the most popular.

	•	Investors subscribed into this program by specifying preset investment criteria for the underlying individual loans, such as investment amounts and loan, and investors’ funds were locked in their accounts upon such subscription. Funds would be invested when the desired amount of individual loans meeting the preset investment criteria became available and upon the online investors’ approval.

	•	Principal and interest were collected at the end of the investing period.

	•	Investors had the option to automatically subscribe to a new cycle of the investment program at the end of each investing period.

X Investment Program	•	Minimum investment amount of RMB1,000.

	•	Programs available in one, two, three, four, five, six, 12 and 24 months, among which three-, six-, and 12- month programs were the most popular.

	•	Underlying loans also included individual loans that had been transferred.

	•	Investors subscribed into this program by specifying preset investment criteria for the underlying individual loans, such as investment amounts and investment returns, and investors’ funds were locked in their accounts upon such subscription. Funds would be invested when the desired amount of individual loans meeting the preset investment criteria became available and upon the online investors’ approval.

	•	If a loan was repaid within the investment period, principal and interest gained during the investment period would be automatically reinvested in other loans as soon as the loan was repaid.

	•	Investors had the option to automatically subscribe to a new cycle of the investment program at the end of each investing period.

In 2017, RMB55.9 billion and RMB10.0 billion were invested through our Premiere Investment Program and X Investment Program, respectively, representing 61.3% and 11.0% of funds invested through our platform during the period, respectively. In 2018, RMB27.5 billion and RMB28.4 billion were invested through our Premiere Investment Program and X Investment Program, respectively, representing 44.7% and 46.1% of funds invested through our platform during the period, respectively. In 2019, RMB7.83 billion and RMB21.4 billion were invested through our Premiere Investment Program and X Investment Program, respectively, representing 26.5% and 72.5% of funds invested through our platform during the period, respectively.

We cancelled all existing investment programs in February 2020 and have voluntarily ceased to offer new investment programs to our online investors since February 2020. Investors of our then existing investment programs now directly fund the underlying loans they used to invest in through our investment programs and will receive repayment of principal when the respective underlying loans become due. In an effort to reinforce investor confidence and accelerate their investment return, in April 2020, we entered into collaboration agreements with certain companies providing asset management services, pursuant to which our online investors have the option until June 9, 2020 to transfer their rights to loans on our platform to those companies and receive repayment of principals and interests in 18 months. We and Mr. Hong Yao facilitate this arrangement by voluntarily providing guarantees to our online investors who opt to participate in the arrangement. For all online investors who do not opt for the asset management arrangement as of June 9, 2020, we may offer supplement arrangement for repayment. We have informed all online investors on our platforms of these changes in our business.

Institutional Funding Partners

Beginning in 2017, we expanded our funding sources to include those provided by institutional funding partners. We have entered into cooperation agreements with a number of institutional funding partners, all of whom were licensed financial institutions, including commercial banks such as Minsheng financial leasing company and Xinwang Bank. We refer qualified borrowers meeting our institutional funding partners’ predetermined investment criteria to our institutional funding partners. Our institutional funding partners, after completing their internal risk management and loan approval procedures, will fund borrowers’ loans. In 2017, 2018 and 2019, RMB1.5 billion, RMB3.2 billion and RMB3.4 billion, or 1.5%, 4.1% and 5.5% of our total loan volume, was funded by institutional funding partners, respectively. We plan to use institutional funding partners as our primary funding source and will also facilitate loans through our microcredit company.

Online Microcredit Company

We, through a subsidiary of our variable interest entity, Fuzhou Online Microcredit, offered borrowers advances to meet their imminent financing needs before their loans were subscribed by investors. As of December 31, 2018, all the outstanding balance of advances extended to borrowers by Fuzhou Online Microcredit had been settled.

In addition, we are in the process of applying for an online microcredit company license in China, in an effort to further diversify our business.

Our Financial Leasing Company

In June 2018, we acquired Shanghai Zaohui Financial Lease Co., Ltd., which holds a financial leasing license. The acquisition of Shanghai Zaohui Financial Lease Co., Ltd. will allow us to provide funding to borrowers in the form of financial leasing.

Investor Protection

Online investors on our platform are exposed to default risks, and we are under no obligation to compensate online investors’ default losses. However, in the event of borrower defaults, we used to voluntarily compensate online investors for their default losses by purchasing their delinquent loans. We ceased to provide financial guarantees to online investors for consumption loans we facilitated in 2019 pursuant to regulatory requirements. In order to reinforce investors’ confidence, after cancellation of our investment programs, we and Mr. Hong Yao also voluntarily provide guarantees to our online investors who opt to participate in the asset management arrangement.

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

We are in ongoing discussions with third-party insurance companies, asset management companies and other financial institutions to provide alternative means of investor protection. In November, 2019, we entered into a new collaboration agreement with a financial guarantee company, according to which the financing guarantee company has agreed to provide guarantees for loans funded by a bank we cooperate with.

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

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and confidentiality agreements and provisions to protect our intellectual property rights. We have registered more than thirty software copyrights in China. We have 19 registered domain names, including www.weidai.com.cn, five of which have each obtained a ICP license. As of December 31, 2019, we had registered more than thirty trademarks, including “weidai,” “  ”, “  ” and “   ”. Hangzhou Ruituo transferred the ownership of trademark “ ” to us in January 2019. We have also obtained the exclusive right to use trademark “  ” from our affiliate Hangzhou Ruituo so long as it is valid. We are also applying for an invention patent for our proprietary GPS tracking system.

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

Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry —  We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “— We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

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

In addition, the Interim Measures stipulate that online lending information intermediaries are not allowed to operate businesses in offline physical locations other than, risk management and necessary business processes, such as, information collection and confirmation, post-loan tracking and pledge management. Furthermore, the Interim Measures require that the aggregate amount of loans extended to any individual must not exceed RMB200,000 through a single online lending information intermediary or RMB1 million in aggregate through all online lending information intermediaries in the PRC. Furthermore, the aggregate amount of loans extended to any entity must not exceed RMB1 million through a single online lending information intermediary or RMB5 million in aggregate through all online lending information intermediaries in the PRC.

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

In December 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, which sets out the principles and requirements of  “cash loan” businesses conducted by online microcredit companies, financial institutions and online lending information intermediaries. Circular 141 does not define what constitutes “cash loans”. However, it specifies certain features as loans as “cash loans”, such as, loans with no designated purpose and loans that lack selected customer base. Circular 141 imposes general requirements with respect to “cash loan” business, which include, among others, (i) each funding provider of cash loans must have applicable license to conduct lending business; (ii) the loans must be priced fairly to ensure that the total borrowing cost does not exceed the limit of the private lending interest rate provided by the PRC Supreme People’s Court; (iii) each funding provider of cash loans shall follow the “know-your-customer” principle and prudentially assess and determine the eligibility and credit limit of borrowers, and loans to borrowers without income sources are prohibited; and (iv) each funding provider of cash loans shall enhance its internal risk control and prudentially use a “data-driven” risk management model.

In August 2018, to provide further clarification on certain provisions in the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines, Circular 141 and Circular 57, the Leading Group for the Rectification and Inspection Acceptance of Risk of Peer-to-Peer Online Lending Information Intermediaries issued the Notice on Launching Compliance Inspection on Peer-to-Peer Online Lending Information Intermediaries, or the Inspection Notice, and the Compliance Checklist for Online Lending Information Intermediaries as specified in the Inspection Notice, or the Checklist. The Inspection Notice requires each online lending information intermediary to complete the following compliance inspections by the end of December 2018: self-inspection, inspection conducted by local and national Internet Finance Association and verification conducted by the rectification office in charge of online lending. The compliance inspections will mainly focus on whether online lending information intermediaries (1) conduct any business other than as an information intermediary, such as a credit intermediary; (2) form any capital pool or make any payment on behalf of users; (3) conduct any self-financing directly or indirectly; (4) provide any guarantee to lenders; (5) provide any “rigid payment” to lenders; (6) conduct risk evaluation of lenders and make hierarchy management of such lenders; (7) fully disclose borrowers’ credit risk related information to lenders; (8) strictly follow the small-amount and scattered manner when participating in network-based lending; (9) raise funds by issuing financial products as wealth management products on their own or through their affiliates; and (10) attract borrowers or lenders by means of high profits or other methods.

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

We submitted our self-inspection report pursuant to the Inspection Notice and the Self-Discipline and Inspection Circular on September 14, 2018 and October 12, 2018 and are in the process of completing subsequent inspections, among which the competent authority of Shangcheng District, Hangzhou, conducted administrative onsite inspections on us in late October, 2018. To assist with the inspection process, the competent authority has set forth certain requirements for all online lending information intermediaries that are subject to such inspections, including providing complete, detailed and accurate information as to the contents of the self-inspection report, reporting realistic near-term plans and operational objectives, retaining documents and records, refraining from shutting down websites or mobile apps without prior authorization, refraining from making any changes to the company’s business address or major shareholders, and requiring the company’s legal representative and controlling persons, as well as the company’s directors, executive officers and members of senior management in supervisory roles, to devote their full support to and cooperate with the inspections, and that the company’s chairman and legal representative must participate in person and onsite throughout the inspection process. We do not know, and there can be no assurance, as to how long the foregoing requirements will be imposed. We may also become subject to additional requirements throughout the inspection process. Furthermore, there can be no assurance that our company ultimately will be successful in passing the inspections by the competent authority.

In December 2018, Hangzhou Internet Finance Association published the Notice on Actively Cooperating with Risk Management Rectification on Online Lending Information Intermediaries of Hangzhou, or the Cooperating Notice. The Cooperation Notice sets forth specific requirements online lending information intermediaries, which shall, among others, (i) ensure outstanding loan balance and number of borrowers do not increase, and will gradually decrease as requested by competent authorities; (ii) gradually reduce the outstanding balance of non-compliant loan products and eliminate such balance before June 2019; and (iii) stop establishing new branches.

On October 10, 2018, the PBOC, the China Banking and Insurance Regulatory Commission and the CSRC jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), or the Anti-money Laundering and Counter-terrorism Financing Measures, effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies. According to the Anti-money Laundering and Counter-terrorism Financing Measures, the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement system for reporting large-value or suspicious transactions; (iii) conduct real-time terrorist organizations and terrorists lists monitoring; and (iv) keep information, data and materials such as customer identification and transaction reports properly.

In December 2018, the Head Office for Special Rectification of Peer-to-Peer Online Lending and the Head Office for Special Rectification of Online Finance Risk jointly issued Circular 175, which provides that online lending information intermediaries shall be classified into the following two categories according to their risk profiles: (1) institutions with exposed risks, and (2) institutions without exposed risks, which further classified the online lending information intermediaries into the following six categories: (i) marketplaces on which investors are not fully repaid, or are otherwise unable to operate their businesses and under investigation of the public security department, (ii) marketplaces that are unable to operate their businesses but are not yet under investigation of the public security department, (iii) shell companies with no loan balance or loan origination for more than three months, and marketplaces that no longer facilitate loan applications and investments, or are otherwise not in operation, (iv) small-scale marketplaces, (v) marketplaces with high risks, including among others, marketplaces that engage in self-financing or facilitate fraudulent loans, marketplaces with suspicious fund flows, marketplaces whose proportion of overdue loan volume exceed 10% of the overall loan volume of the platform, marketplaces with extensive negative publicities and complaints, and marketplaces that refuse to or are reluctant to rectify non-compliant operations, and (vi) Normal Marketplaces. Pursuant to Circular 175, rectification of online lending institution shall be limited to institutions which have entered into to the Data Submission System of Online Security Centre, and any institutions out of this scope shall be treated as illegal fund raising. We has entered into the Data Submission System of Online Security Centre. According to Circular 175, for the institutions in the Data Submission System of Online Security Centre, only Normal Marketplaces are allowed to continue to operate in the marketplace lending industry. However, due to the un-clarification of Circular 175, there is a risk that applicable regulatory authorities interpret the regulations differently than we do. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Our Industry — If we cannot be classified as normal marketplace in accordance with Circular 175, we will be ordered to exit the marketplace lending industry, which will materially and adversely affect our operational and financial results.”

In September 2019, the Head Office for Special Rectification of Peer-to-Peer Online Lending and the Head Office for Special Rectification of Online Finance Risk jointly issued the Circular of Construction of Credit Support System, which encourages all online lending information intermediaries facilitating peer-to-peer lending to connect to designated credit database, including the financial credit information database operated by the People’s Bank of China. The Circular of Construction of Credit Support System also continuing emphasizes on cracking down malicious debt evasion behaviors of non-operating online lending information intermediaries and aggravating the punishment of discredited enterprises in order to strengthen public confidence.

In addition, in late December 2019, the Head Office for Special Rectification of Online Finance Risk and the Head Office for Special Rectification of Peer-to-Peer Online Lending jointly issued Guiding Opinions on Pilot Program of Transforming Peer-to-Peer Lending Information Intermediaries to Microcredit Companies, or Circular 83, which allows qualified online lending information intermediaries to transform into microcredit companies in order to proactively deal with and resolve the existing business risks of online lending information intermediaries industry. Circular 83 provides certain requirements for the transformation of marketplace lending platforms facilitating peer-to-peer online lending into microcredit companies, including: (i) compliance requirement; (ii) the qualification of shareholders and management team; (iii) the feasibility of the transforming plan; and (iv) financial technology and online operation capability requirement. However, uncertainties still exist in relation to interpretation and implementation of the Circular 83. As of the date of this annual report, we are in the process of applying for an online microcredit company license, in an effort to further diversify our business.

Regulations on Record-filings of Online Lending Information Intermediaries

In October 2016, the CBRC, the MIIT, and the SAIC, the predecessor of the State Administration of Market Regulation, jointly issued the Guidelines on the Administration of Record-filings of Online Lending Information Intermediaries, or the Record-filings Guidelines, to establish and improve the record-filing mechanisms for online lending information intermediaries.

Pursuant to the Record-filings Guidelines, newly established online lending information intermediaries shall make the record-filings with the local financial authorities after obtaining their business licenses. For online lending information intermediaries that were established prior to the effectiveness of the Record-filings Guidelines, the local financial regulatory authorities may accept the record-filings applications submitted by qualified online lending information intermediaries, or online lending information intermediaries that have received final clearance from the local financial authorities that their rectification measures were sufficient.

On December 8, 2017, the Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Information Intermediaries, or Circular 57, which provides further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries, including, among other things:

•	Requirements relating to risk reserve funds. The online lending information intermediaries shall cease obtaining risk reserve funds or setting up new risk reserve funds. In addition, the outstanding balance of risk reserve funds shall be gradually reduced. Online lending information intermediaries are prohibited from promoting their risk reserve funds, and authorities shall encourage online lending information intermediaries to seek third parties to provide lenders with alternate means of investors protection, including third-party guarantee arrangements.

•	Requirements to qualify for record-filing. Circular 57 sets forth certain requirements which an online lending information intermediary prior to its the record-filing application, including: (i) online lending information intermediaries may not conduct the “thirteen prohibited actions” or exceed the limit for aggregate amount of loans borrowed by an individual after August 24, 2016, and shall gradually reduce the balance of loans that exceed such limit; (ii) online lending information information intermediaries that have offered real estate down payment loans, campus loans or “cash loans,” are required to suspend such loan products and the outstanding balance of the such loans shall be gradually reduced within a certain period as required under the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business and Circular 141; and (iii) the online lending intermediaries are required to set up custodian accounts with commercial banks that have passed certain testing and evaluation procedures, as required by the Online Lending Rectification Office, to hold customers’ funds. For the online lending information intermediaries that are unable to received final clearance of their rectification measures and complete record-filings but continue to provide online lending information services, relevant authorities may impose administrative sanctions, including but not limited to, revoking their telecommunications business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to such online lending information intermediaries.

•	Requirements relating to the timing of record-filing. Local governmental authorities shall conduct and complete final clearance inspection of the rectification measures in accordance with the following timetable: (i) for most of the online lending information intermediaries, record-filing with the local authorities shall be completed by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of loans prohibited under relevant laws and regulations, and reduction of the outstanding balance of such loans on a timely basis will be difficult, such prohibited loans and outstanding balance shall be disposed and/or carved out, and record-filings with the local authorities shall be completed by the end of May 2018; (iii) with respect to online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties to rectify their businesses, the record-filings with the local authorities shall be completed by the end of June 2018.

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

Pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. The PRC Contract Law defines an intermediation contract as a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and shall be held liable for damages incurred by the client. Certain Opinions Regarding Further Strengthening the Financial Judgment Work further specify that the relationship between an online lending information intermediary and each other party of an online lending loan agreement shall be defined as an intermediary contractual relationship, and the intermediary service fees charged by an online lending information intermediary to circumvent the statutory limit of the interest rate shall be invalid.

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

We act as a platform for borrowers and investors and are not a party to the loans facilitated through our platform. We rely on third-party payment platforms in handling funds transfer and settlement. We have entered into an agreement with Xinwang Bank, under which the bank provides custodian services for funds of borrowers and investors through our platform.

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

Jiangxi Financial Service Office, the regulatory authority for microcredit companies in Jiangxi Province, issued the Guidelines for the Supervision and Administration of Online Microcredit Companies of Jiangxi Province (Pilot Scheme), or Jiangxi Online Microcredit Companies Guidelines, in September 2016, to provide specific rules on the supervision and administration of online microcredit companies in Jiangxi Province, which include, among others, (i) apart from capital contributions paid by shareholders and capital borrowed from no more than two financial institutions, online microcredit companies may also raise funds through transferring credit asset and asset-backed securities with the approval from local regulatory authorities; (ii) online microcredit companies shall primarily conduct its microcredit loan business via online platform, and that the operation capital used in such business shall be no less than 70% the total operating capital, and (ii) the aggregate loan balance within the municipality where such online microcredit company is incorporated shall be no less than 30% of the total loan balance. In January 2017, Jiangxi Financial Service Office further issued the Circular on Adjusting and Supplementing the Guidelines for the Supervision and Administration of Online Microcredit Companies of Jiangxi Province (Pilot Scheme), pursuant to which, the minimum registered capital of an online Microcredit Company was increased to RMB500 million from RMB200 million. As of the date of this annual report, the registered capital of Fuzhou Online Microcredit is RMB200 million, and we have not receive any been subject to any fines or other penalties from the competent authority of Fuzhou Online Microcredit. In November 2017, the Internet Finance Rectification Office issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Microcredit Companies, which requires all relevant regulatory authorities of microcredit companies to suspend the approval of the establishment of any online microcredit companies and the approval of any microcredit business conducted across provinces.

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

Consistent with the Guidance on the Pilot Establishment of Microcredit Companies and the Circular 141, the Rectification Implementation Plans of Online Microcredit Companies emphasize several aspects where inspection and rectification measures must be carried out for the online micro-loans industry, which include, among others, (i) the online microcredit companies shall be approved by the local authorities in accordance with the applicable regulations promulgated by the State Council, and the approved online microcredit companies in violation of any regulatory requirements shall be re-examined; (ii) qualification requirements to conduct online micro-loan business (including the qualification of shareholders, sources of borrowers, internet scenario and the digital risk-management technology); (iii) whether the qualification and funding source of the shareholders of online microcredit companies are in compliance with the applicable laws and regulations; (iv) whether the online microcredit companies primarily fund loans with their own funds and whether the funding sources of online microcredit companies include online lending information intermediaries; (v) whether the financing activities of online microcredit companies, including credit assets transfer and asset securitization, are in compliance with the applicable regulations; (vi) whether the “integrated real interest” (namely the aggregated borrowing costs charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (vii) whether a relatively comprehensive risk control system has been established and whether the loans are collected with violence; (viii) whether campus loans, or online micro-loans with no specific scenario or designated purpose are granted; (ix) whether online microcredit companies cooperate with internet platforms without relevant website registration or telecommunication business license to offer micro-loans and whether online microcredit companies cooperate with institutions with no lending qualification to offer loans or provide funds to such institutions for them to offer loans, and with respect to the loan business conducted in cooperation with third-party institutions, whether the online microcredit companies outsource their core business (including the credit assessment and risk control), or accept any credit enhancement services provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interests or fees from the borrowers; (x) whether an online information security management system has been established and whether online microcredit companies properly store client data and transaction information and protect client privacy; and (xi) whether entities that conduct online micro-loans business have obtained relevant approval or license for lending business.

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

Fuzhou Online Microcredit plans to re-apply for the approval to operate microcredit businesses by the competent supervising authority. It remains unclear when the regulatory authorities will resume the approval process and whether they will conduct any onsite inspections of Fuzhou Online Microcredit.

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

Regulations on Foreign Investment

The Foreign Investment Law was formally adopted by the National People's Congress on March 15, 2019, which became effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. The organization form, organization and activities of foreign-invested enterprises are governed, among others, by the Company Law of PRC and the Partnership Enterprise Law of PRC. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization so long for five years after the implementation of this Law. The Foreign Investment Law and the Implementation Regulations do not mention the concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

The Foreign Investment Law is formulated to further expand opening-up and to vigorously promote foreign investment while protecting the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests in an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council. Among others, the state guarantees that foreign invested enterprises can equally participate in national standards formulation and can participate in government procurements through fair competition in accordance with law. Further, the state should not expropriate any foreign investment except under special circumstances. In special circumstances, the state may levy or expropriate investments of foreign investors in accordance with law for public interest. The expropriation and requisition should be conducted in accordance with legal procedures with timely and reasonable compensation.

Investment activities in the PRC by foreign investors are governed by the Catalog of Industries for Encouraging Foreign Investment, or the Catalog, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List, issued on June 30, 2019, and became effective on July 30, 2019, which were promulgated and are amended from time to time by the MOC and the National Development and Reform Commission. The Negative List sets out the industries in which foreign investments are prohibited or restricted. Foreign investors are not allowed to make investments in prohibited industries, while foreign investors must satisfy certain conditions stipulated in the Negative List for investment in restricted industries. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) should not exceed 50%.

Foreign investment in telecommunications companies in the PRC are governed by the Provisions for the Administration of Foreign-Invested Telecommunications Enterprises, or the Foreign-Invested Telecommunications Enterprises Provisions, which was promulgated by the State Council on December 11, 2001, and amended on September 10, 2008 and February 6, 2016, respectively. The Foreign-Invested Telecommunications Enterprises Provisions and the Negative List prohibit a foreign investor from holding over 50% of the total equity interest in any value-added telecommunications service business in China, except for e-commerce business, domestic multi-party communications services business, store-and-forward business and call center business, which may be 100% owned by foreign investors. In addition, the primary foreign investor in a foreign-invested value-added telecommunications enterprise in China must demonstrate a good track record and operational experience of value-added telecommunications business.

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

Prior to the issuance of the Interim Measures in August 2016, there was no clear or official regulation or guidance from the PRC government as to whether online lending information services was a type of value-added telecommunication services and whether its provider should be subject to value-added telecommunication regulations. The Interim Measures require that online lending information intermediaries must apply for applicable telecommunication business licenses in accordance with the relevant provisions of telecommunications authorities after record-filing with a local financial regulatory authority. However, PRC telecommunication authorities have not explicitly stipulated which kind of telecommunications service license is required for online lending information intermediaries (including in the form of a website or mobile app) engaged in telecommunication services.

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

On November 19, 2012, SAFE promulgated the Circular on Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular on Improving and Adjusting Foreign Exchange Policies, which became effective on December 17, 2012 and was further amended on May 4, 2015 and on December 30, 2019. Pursuant to the Circular on Improving and Adjusting Foreign Exchange Policies, the opening of various foreign exchange accounts for designated purposes, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by foreign-invested enterprises to their foreign shareholders, no longer require approval or verification from SAFE, and the same entity may open multiple capital accounts in different provinces. In May 2013, SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which was amended on October 10, 2018 and on December 30, 2019, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business for direct investment in the PRC based on the registration information provided by SAFE and its local branches.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015 and amended on December 30, 2019. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign Invested Enterprises, or SAFE Circular 19, which was amended on December 30, 2020. SAFE Circular 19 allows foreign-invested enterprises to make equity investments by using Renminbi fund converted from foreign exchange capital. SAFE Circular 19 allows foreign-invested enterprises to settle their foreign exchange capital at banks based on the operation needs of the enterprises upon the confirmation of rights and interests of capital contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks). The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion based on the international balance of payments. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, which became effective in June 2016. SAFE Circular 19 and SAFE Circular 16 prohibit foreign-invested enterprises from using Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises.

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

Trademark. The Trademark Law of the PRC promulgated in August 2013 which took effect in May 2014 and was amended in 2019, or the Trademark Law, and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registrations. The State Intellectual Property Office, formerly the Trademark Office under the SAIC is responsible for the registration and administration of trademarks and grants a term of 10 years to registered trademarks and another 10 years if requested upon expiry of the initial or any renewed 10-year term. Trademark license agreements must be filed with the State Intellectual Property Office for record.

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

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Weidai Co., Ltd., which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Company Law of the PRC, promulgated in January 2006 and last amended in October 2018, and the Wholly Foreign-owned Enterprise Law, promulgated in April 1986 and amended in September 2016, and its implementation regulations. The Wholly Foreign-owned Enterprise Law was replaced by the Foreign Investment Law on January 1, 2020. Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, which is determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned enterprises may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Employment

Pursuant to the PRC Labor Law, promulgated by the NPC in July 1994 and last amended on December 29, 2018, and the PRC Labor Contract Law, promulgated by Standing Committee of the NPC in June 2007 and amended in December 2012, employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage. Violations of the PRC Labor Law and the PRC Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, implemented on July 1, 2011 and amended on December 29, 2018, and the Payment of Social Insurance Premiums, promulgated on January 22, 1999 and amended on March 24, 2019, enterprises are obliged to provide benefits to their employees in China, including pension insurance, unemployment insurance, maternity insurance, work injury insurance and medical insurance. These payments should be paid to the local administration, and any employer who fails to pay accordingly can be fined and ordered to make additional payments within a specified period. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations.

Regulations Relating to Tax

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. On October 14, 2019, the SAT promulgated the Administrative Measures for Tax Convention Treatment for Non-resident Taxpayers, or Circular 35, which became effective on January 1, 2020. Under Circular 35, non-resident taxpayers who make their own tax declarations should conduct self-assessments in the declaration regarding whether they are entitled to tax treaty benefits and submit relevant supporting reports, statements and materials as stipulated in Article 7 of Circular 35, Those tax declarations made by non-resident taxpayers are subject to subsequent administrations by tax authorities. Accordingly, Weidai HK Limited, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends it receives from our PRC subsidiary, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

In addition, according to the EIT Law, enterprises registered in countries or regions outside the PRC with “de facto management bodies” located within China may be considered as PRC resident enterprises and will be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the EIT Law define “de facto management bodies” as establishments that exercise full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The only detailed guidance currently available for the definition of  “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the SAT in April 2009 and amended in December 2017, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011 and last amended in June 2018, or Bulletin No. 45, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

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

Income Tax for Share Transfers

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT in February 2015 and amended in December 2017, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly through transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise through or in a public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; and (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. In October, 2017, the SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, as amended in June 2018, which, among others, repeals certain rules stipulated in Circular 7. Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

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

D. Property, Plants and Equipment

Our corporate headquarters is located in Hangzhou, Zhejiang Province where we leased office space with a floor area of approximately 11,000 square meters as of December 31, 2019. The lease for our corporate headquarters has a term of five years and will expire in 2025. As of the same date, we had also leased office space, parking lots and parking space with an aggregate floor area of over 95,000 square meters across China, with leases generally ranging from one to three years. Our servers are hosted at Internet data centers owned by major domestic Internet data center providers. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Statements” on page 3 of this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information — D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are one of the largest auto-backed financing solution provider in China. Our platform connects borrowers, the majority of which are small and micro enterprise owners, with investors.

We provide borrowers convenient and ready access to credit and a variety of loan products based on their specific financing needs and risk profiles. Since our inception in 2011, we have strategically focused on auto-backed loans with innovative “collateral registration + GPS system” features, which are specifically designed to serve the credit needs of small and micro enterprise owners, and have since become the industry standard. In 2019, we facilitated and originated RMB61.1 billion (US$8.8 billion) loans through our platform, representing a 22.4% decrease from 2018. In 2018, we facilitated and originated RMB78.8 billion loans through our platform, representing an 18.7% decrease from 2017. In 2017, 2018 and 2019, 82.7%, 79.3% and 67.6% of the total loan volume facilitated and originated through our platform were auto-backed loans, respectively. We also offer a number of other loans to meet the varied financial needs of our borrowers such as professional credit loans, construction machinery loans and consumption loans.

Starting from February 2020, institutional funding partners has become our primary funding source for the loans we facilitate on our platform.

We generate revenues primarily from fees charged to borrowers for loan solution services which include facilitating and monitoring the execution of loan agreements over the life of the loans.

Our net revenues were RMB3,545.5 million, RMB3,913.5 million and RMB3,357.5 million (US$482.3 million) in 2017, 2018 and 2019, respectively. Our net income was RMB474.8 million, RMB604.6 million and RMB263.2 million (US$37.8 million) in 2017, 2018 and 2019, respectively. Our adjusted net income, net of taxes, was RMB505.4 million, RMB691.7 million and RMB316.2 million (US$45.4 million) in 2017, 2018 and 2019, respectively.

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

Our Ability to Maintain and Expand Our Borrower and Investor Base and Attract Sufficient Investor Commitments

Our revenues are dependent on our ability to maintain and expand borrower and investor base and attract sufficient investor commitments. Maintaining and expanding our borrower and investor base and attract sufficient investor commitments efficiently will depend, in part, on the effectiveness of our sales and marketing efforts. We intend to enhance the efficiency of our sales and marketing efforts by utilizing our own online channels going forward to acquire more borrowers, including launching a wide range of marketing campaigns and initiatives through these channels to improve borrower. We also intend to actively expand our collaboration with institutional funding partners.

Our results of operations are also dependent on our ability to retain and increase the engagement and participation of existing borrowers and investors. In 2019, 62.2% of borrowers of auto-backed loans through our platform were repeat borrowers. The extent to which we facilitate borrowings to repeat borrowers and investments to repeat online investors is an important factor in our future growth and results of operations.

Our ability to attract sufficient investor commitments depends on a variety of factors. Changes in market conditions or decrease in investment returns may also result in investors seeking other investment options. If there are insufficient investor commitments, borrowers may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs, and the volume of loans we facilitate may be significantly impacted. We plan to use institutional funding partners as our primary funding source and will also facilitate loans through our microcredit company. As of March 31, 2020, our institutional funding partners had committed funding of up to RMB4.0 billion (US$574.6 million) for loans to borrowers referred by us, subject to their internal approval procedures.

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

We used to voluntarily compensating online investors for their default losses by purchasing their delinquent loans. We provided guarantees for certain of our consumption loan products before 2019. We have been obligated to compensate a portion of our institutional funding partners and corporate investors for their default losses. We therefore record a provision for the potential losses of these acquired delinquent loans and loans we originate, which is periodically adjusted based on past loan loss history, known and inherent risks in the loan portfolio, adverse situations that may affect the borrowers’ ability to repay, composition of the loan portfolio and other factors. We recognize any increase in this allowance as provision for loans and advances for the relevant period. As such, any increase in the delinquency rates of loans we acquired or originated will adversely affect our results of operations.

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

Critical Accounting Policies, Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019, which have been prepared in accordance with U.S. GAAP. Our management is required to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

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

In the second type of arrangement, we do not advance funds to borrowers prior to a loan being subscribed by the institutional funding partners and online investors. Furthermore, we may provide a guarantee to the institutional funding partners and online investors which guarantees the contractual payments of the loan when borrowers default. We determined that we are not the legal lender and legal borrower in the loan origination and repayment process, respectively. Therefore, we do not record loan receivables and payables arising from the loans between borrowers and the institutional funding partners and online investors on our consolidated balance sheets.

In the third type of arrangement, we advance funds to borrowers prior to a loan being subscribed by the investors, and provide a guarantee which guarantees the contractual payments of the loan in the event of borrowers default. As the transaction does not represent a transfer of an entire financial asset or a participating interest and is not legally isolated from us, the arrangement is accounted for as loan origination by us and a secured borrowing in accordance with ASC 860, Transfers and Servicing.

After adoption of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” with modified retrospective method

We provide loan solution services which include facilitating and monitoring the execution of loan agreements. Borrowers make repayments through us, and we will then remit the requisite returns to the investors on a periodic basis.

We also generate revenue from other contingent fees, such as late payment penalties and net revenue from sale of collateral.

On January 1, 2019, we adopted the revenue standard using the modified retrospective method to those contracts that were not completed as of January 1, 2019. Results for periods beginning after January 1, 2019 are presented under ASC 606, Revenue from Contracts with Customers, or ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting under ASC 605, Revenue recognition, or ASC 605.

Upon initial adoption, we recognized the cumulative effect of the initial application of the revenue standard as a decrease of approximately RMB255.7 million, net of tax, to the opening balances of retained earnings. These adjustments primarily arose from the timing of revenue recognition for transaction fees collected upfront at loan inception to being recognized overtime under ASC 606. The table below sets forth the cumulative effect of the changes made to the consolidated balance sheet as of January 1, 2019 due to the adoption of ASC 606.

Assets	Balance at December 31, 2018	Adjustments due to ASC 606	Balance at January 1, 2019
	RMB	RMB	RMB
	(in thousands)
Deferred tax assets	329,796	85,243	415,039

Liabilities
Deferred revenue	23,305	(23,305)	-
Contract liabilities	-	364,278	364,278

Shareholders’ equity
Retained earnings	1,040,443	(255,730)	784,713

The table below sets forth the impact to the consolidated statement of comprehensive income as a result of adoption of ASC 606:

	For the year ended December 31, 2019
	As reported	Amounts without adoption of ASC 606	Effect of change
	RMB	RMB	RMB
	(in thousands)
Revenue from loan service fee	2,955,050	3,090,589	(135,539)

Consistent with the criteria of ASC 606, we recognize revenue by applying the following five steps:

(i)            identify the contract with a customer;

(ii)           identify the performance obligations in the contract;

(iii)         determine the transaction price;

(iv)         allocate the transaction price to performance obligations in the contract; and

(v)          recognize revenue when (or as) performance obligations are satisfied.

We determine that both the borrowers and the investors are our customers because they both receive services provided by the us pursuant to the contractual terms among the borrowers, the investors and us. For each loan facilitated on the platform, we consider the loan services and guarantee service as two separate services, of which the guarantee service is accounted for in accordance with ASC 460, Guarantees, at fair value. Revenue from the guarantee services is recognized once we are released from the underlying risk (see “Critical Accounting Policies — Guarantee Liabilities”).

We identified one performance obligation for borrowers and one performance obligation for investors under ASC 606, as the loan services are not distinct.

We determine the total transaction price to be the service fees chargeable to the borrowers and the investors. The transaction price includes variable consideration in the form of early repayments of the loans by the borrowers.

We recognize revenue when (or as) the entity satisfies the service or performance obligation by transferring the promised service (that is, an asset) to customers. Both revenue from combined loan services to borrowers and revenue from post-origination to investors are recognized on a straight-line basis over the term of the underlying loans as the customers simultaneously receive and consume the benefit provided by the services we perform.

Contract balances

Contract assets represent our right to consideration in exchange for loan service that we have transferred to the customer before payment is due. Contract liabilities represent our obligation to transfer loan solution services to the customer due to received payment which are amortized over the period of the loan.

Customer incentives

For certain transactions with the investors, we, at our sole discretion may provide various incentives to investors when a loan is successfully matched during the relevant incentive program period. The cash incentive from us is either provided upfront or on a monthly basis over the term of the loan as additional interest.

For arrangements where we do not originate loans to borrowers, these cash incentives are accounted for as reduction of revenue in accordance with ASC 606. Cash incentives accounted for as reduction of revenue amounted to RMB359.6 million (US$51.6 million) in 2019. For arrangements where we originate loans to the borrowers and the related loan payables to investors are recorded on our balance sheet, cash incentives paid upfront will reduce loan payables to investors and loan payables are effectively issued at a discount. If cash incentives are paid to investors over the loan period, the cash incentives are included as repayment to investors for the loan and considered in the effective interest rate of the loan payable to investors. There is no cash incentives as reduction of loan payables in 2019.

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

Other revenues

We also receive various services fees which are contingent on future events, such as borrower late payment penalties and net revenue from sale of collateral. These contingent fees are not recognized until the contingencies are resolved and the fees become fixed and determined, which also coincide with when the services are performed and collectability is reasonably assured. These fees are classified within other revenue in our consolidated statements of comprehensive income.

Other revenues consist of:

	Year Ended December 31, 2019
	RMB	US$
	(in thousands)
Late payment penalties	102,910	14,782
Others	170,523	24,494
Total	273,433	39,276

Revenue through service center operation partners

We collaborate with service center operation partners for the operation of partner-operated service centers under a revenue sharing model. We are the principal in a contract which satisfies a performance obligation in accordance with ASC 606-10-55 and recognizes revenue on a gross basis when all the revenue recognition criteria set forth in ASC 606 are met. Pursuant to the one-year cooperation agreements with the service center operation partners, we record all of each partner-operated service center’s loan facilitation service fee and post facilitation service fee as revenue, and subsequently pay the service center operation partners an agreed percentage of such amounts as the partner-operated service center’s operating cost and expenses which are recorded as origination and servicing expenses. If loans facilitated by the partner-operated service centers become delinquent and are subsequently purchased by us, the relevant service center operation partners are obligated to compensate us for an agreed percentage of the purchase price of the delinquent loans.

Before adoption of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”

We earn a loan facilitation fee and a recurring service fee for post facilitation services for each successful loan facilitation, including provision of global positioning system (“GPS”) automobile tracking services, collection services and sending short message services (“SMS”) payment reminder to borrower throughout the term of the loans. Borrowers make repayments through us, and we will then remit the requisite return to the investors on a periodic basis.

We also generate revenue from other contingent fees, such as late payment penalties and loan collection fees.

Multiple element revenue recognition

In accordance with ASC 605, Revenue recognition, or ASC 605, for arrangements where we do not originate loans to borrowers, we recognize loan facilitation services and post facilitation services when the following four revenue recognition criteria are met:

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

The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to post facilitation services are deferred and amortized over the period of the loan on a straight line method as the post facilitation services are performed. If the fee is not received entirely upfront, the amount allocated to the delivered loan facilitation services is limited to the amount that is not contingent on the delivery of the undelivered post facilitation services and the borrower’s timely installment repayment in accordance with ASC 605-25. The remaining loan facilitation service income is recorded when the contingency is resolved and cash is received from borrowers. The loan facilitation services and post facilitation services fees are recorded as revenues in our consolidated statements of comprehensive income.

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

For arrangements where we do not originate loans to borrowers, these cash incentives are accounted for as reduction of revenue in accordance with ASC 605-50. Cash incentives accounted for as reduction of revenue amounted to RMB65.9 million, RMB268.8 million in 2017 and 2018, respectively. For arrangements where we originate loans to the borrowers and the related loan payables to investors are recorded on the balance sheet, cash incentives paid upfront will reduce loan payables to investors and loan payables are effectively issued at a discount. If cash incentives are paid to investors over the loan period, the cash incentives are included as repayment to investors for the loan and considered in the effective interest rate of the loan payable to investors. Cash incentives accounted for as reduction of loan payables amounted to RMB7.5 million and RMB10.7 million in 2017 and 2018, respectively.

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

Other revenues consist of:

	Year Ended December 31,
	2017	2018
	RMB	RMB
	(in thousands)
Late payment penalties and loan collection fees	218,675	113,313
Others	86,362	76,399
Total	305,037	189,712

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

VAT is reported as a deduction to revenue when incurred, and amounted to RMB268.0 million, RMB330.1 million and RMB340.9 million (US$49.0 million) in 2017, 2018 and 2019, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other liabilities on our consolidated balance sheets.

We are also subject to certain government surcharges on the VAT payable in the PRC. In our consolidated statements of comprehensive income, these surcharges are included in the “business related tax and surcharges”, which are deducted from gross revenues to arrive at net revenues.

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

Loans will be charged off when a settlement is reached for an amount that is less than the outstanding balance or when we have determined the balance is uncollectable. In general, unsecured loans are charged off when outstanding loans are 180 days past due. Secured loans may be charged off upon the death of the borrower, significant damage to the collateral, and when we consider the balance to be uncollectable. In 2017, the volume of loans that were charged off totaled RMB164.2 million, primarily consisting of auto-backed loans. In 2018 and 2019, the volume of loans that were charged off totaled RMB415.8 million and RMB778.4 million (US$111.8 million), respectively, primarily consisting of auto-backed loans and the consumption loans involving smaller loan amounts and shorter tenures, which we have ceased to offer since the fourth quarter of 2017, and to a lesser extent, auto-backed loans that have been delinquent over 180 days. As the respective loans in 2017, 2018 and 2019 were fully offset by the allowance for loans and advances before charge off, the subsequent charge-offs only resulted in a net off of the balance of loans and advances and allowance for loans and advances.

The following table sets forth the movement of our allowance for loans and advances for the periods indicated:

	Year ended December 31, 2017
	Loans receivable			Acquired non-performing loans
	Auto-backed loans	Other secured loans	Unsecured loans	Auto-backed loans	Other secured loans	Unsecured loans	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Beginning balance	-	-	-	(67,156)	-	(372)	(67,528)
Current year provision	(5,149)	(913)	(64,515)	(327,453)	(4,832)	(81,201)	(484,063)
Recoveries of loans previously written off	-	-	-	(18,943)	-	-	(18,943)
Write-offs	-	-	-	161,378	1,077	1,789	164,244
Ending balance	(5,149)	(913)	(64,515)	(252,174)	(3,755)	(79,784)	(406,290)

	Year ended December 31, 2018
	Loans receivable			Acquired non-performing loans
	Auto-backed loans	Other secured loans	Unsecured loans	Auto-backed loans	Other secured loans	Unsecured loans	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Beginning balance	(5,149)	(913)	(64,515)	(252,174)	(3,755)	(79,784)	(406,290)
Current year provision	(7,864)	(4,427)	4,106	(430,213)	(53,245)	(259,929)	(751,572)
Recoveries of loans previously written off	-	-	-	(27,879)	(24)	(355)	(28,258)
Write-offs	-	-	-	242,492	18,323	154,955	415,770
Ending balance	(13,013)	(5,340)	(60,409)	(467,774)	(38,701)	(185,113)	(770,350)

	Year ended December 31, 2019
	Loans receivable			Acquired non-performing loans
	Auto-backed loans	Other secured loans	Unsecured loans	Auto-backed loans	Other secured loans	Unsecured loans	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Beginning balance	(13,013)	(5,340)	(60,409)	(467,774)	(38,701)	(185,113)	(770,350)	(110,654)
Current year provision	9,803	2,447	34,844	(790,565)	(42,696)	(453,795)	(1,239,962)	(178,109)
Recoveries of loans previously written off	-	-	-	(33,587)	(1,180)	(340)	(35,107)	(5,043)
Write-offs	-	-	-	388,541	3,979	385,878	778,398	111,810
Deregistration of subsidiary	-	-	-	-	-	7,396	7,396	1,062
Ending balance	(3,210)	(2,893)	(25,565)	(903,385)	(78,598)	(245,974)	(1,259,625)	(180,934)

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

Subsequent to the initial recognition, the non-contingent aspect of the risk assurance liability is reduced over the term of the arrangement as we are released from our stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. We consider the underlying risk profile including delinquency status, overdue period, and historical loss experience when assessing the probability of contingent loss. Borrowers are grouped based on common risk characteristics, such as product type. We measure contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral. The amount of provision for financial guarantee liabilities was nil, RMB21.7 million and RMB19.2 million (US$2.8 million) in 2017, 2018 and 2019. The maximum potential undiscounted future payment which we would be required to make under our guarantee obligation is RMB2,938.7 million and RMB3,030.7 million (US$435.3 million) as of December 31, 2018 and 2019, respectively.

Restricted Cash

Our restricted cash mainly represents (i) cash received but has not yet been disbursed, including idle funds due to investors whom recharge to the accounts on our platform but have not yet invested or fully funded the loans and funds due to borrowers that investors lend to borrowers but borrowers have not yet withdrawn. Such funds were processed through a designated bank account. As of December 31, 2018 and 2019, the restricted cash related to (i) cash not yet disbursed amounted to RMB1.6 billion and RMB1.0 billion (US$146.5 million), respectively; and (ii) cash held by banks as guaranteed deposits paid on contracts and other restrictions amounted to RMB56.1 million and RMB120.7 million (US$17.3 million) as of December 31, 2018 and 2019, respectively.

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

Share-based Compensation

We apply ASC 718, Compensation—Stock Compensation, or ASC 718, to account for restricted shares, stock appreciation right and stock options granted to certain directors, executives and employees. In accordance with ASC 718, we determine whether the restricted shares, the stock appreciation rights and stock options should be classified and accounted for as an equity award or liability award. Grants of restricted shares and stock options to directors, executives and employees are classified as equity awards and are measured at fair value on grant date and are recognized as an expense, net of forfeitures, over the requisite service period. The cash-settled stock appreciation rights granted to employees are classified as liability awards and are re-measured to fair value at the end of each reporting period until the date of settlement with an adjustment for fair value recorded to the current period expenses. We have elected to recognize share-based compensation for all awards with graded vesting using the accelerated method. We early adopted ASU 2016-09, Compensation Stock Compensation (Topic 718): Improvement to Employee Share Based Payment Accounting, on January 1, 2016 using full retrospective method, and account for forfeitures in the period they occur as a reduction to expense.

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

Key Components of Results of Operations

Our revenues are primarily derived from loan service fee (loan facilitation service fees and post facilitation service fees before the year ended December 31, 2019). To a lesser extent, we generate revenues from other contingent fees, such as late payment penalties and net revenue from sale of collateral.

Net Revenues

Our primary sources of revenues consist of loan service fee (loan facilitation service fees and post facilitation service fees before the year ended December 31, 2019) charged to borrowers and investors for the services our platform provides over the life of loans we facilitate.

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our net revenues, for the periods indicated:

	Year Ended December 31,
	2017		2018		2019(1)
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Loan facilitation service fees:
Auto-backed loans	2,529,980	71.4	2,857,298	73.0	—	—	—
Other secured loans(2)	107,564	3.0	115,140	2.9	—	—	—
Unsecured loans(3)	54,409	1.5	183,283	4.8	—	—	—
	2,691,953	75.9	3,155,721	80.7	—	—	—

Post loan facilitation service fees:
Auto-backed loans	283,182	8.0	308,011	7.9	—	—	—
Other secured loans(2)	10,958	0.3	12,793	0.3	—	—	—
Unsecured loans(3)	6,045	0.2	21,248	0.5	—	—	—
	300,185	8.5	342,052	8.7	—	—	—

Loan service fee:
Auto-backed loans	—	—	—	—	2,046,907	294,019	60.9
Other secured loans(2)	—	—	—	—	86,959	12,491	2.6
Unsecured loans(3)	—	—	—	—	821,184	117,956	24.5
	—	—	—	—	2,955,050	424,466	88.0

Other revenues	305,037	8.6	189,712	4.8	273,433	39,276	8.1
Financing income	303,292	8.6	402,750	10.3	195,364	28,062	5.8
Less: Funding costs	(39,056)	(1.1)	(156,138)	(4.0)	(50,610)	(7,270)	(1.5)
Net financing income	264,236	7.5	246,612	6.3	144,754	20,792	4.3
Business related taxes and surcharges	(15,981)	(0.5)	(20,623)	(0.5)	(15,743)	(2,261)	(0.4)
Total net revenues	3,545,430	100.0	3,913,474	100.0	3,357,494	482,273	100.0
Provision for loans and advances	(484,063)	(13.7)	(751,572)	(19.2)	(1,239,962)	(178,109)	(36.9)
Net revenues after provision for loans and advances	3,061,367	86.3	3,161,902	80.8	2,117,532	304,164	63.1

(1) On January 1, 2019, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605.

(2) Primarily including home equity loans and construction machinery loans. We ceased to offer home equity loans to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB8.8 billion, RMB2.7 billion and RMB9.7 million (US$1.4 million) in 2017, 2018 and 2019, respectively.

(3) Primarily including professional credit loans and consumption loans. We ceased to offer certain types of consumption loans and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB3.8 billion, RMB1.2 billion and nil in 2017, 2018 and 2019, respectively.

Loan Service Fee

For each loan we facilitate, we charge fees for the services our platform provides over the life of the loan.

The loan service fee charged to borrowers is based upon the amount, tenure and other terms of the loans. We also charge loan service fee to online investors for our facilitation of their investments, which equal to a fixed percentage of the interest they receive from borrowers.

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

Operating Costs and Expenses

Our operating costs and expenses consist of provision for financial guarantee liabilities, origination and servicing expenses, sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth our operating costs and expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Provision for financial guarantee liabilities	—	—	21,712	0.5	19,206	2,759	0.6
Origination and servicing	1,784,914	50.5	1,757,935	44.9	1,388,640	199,466	41.4
Sales and marketing	273,838	7.7	221,117	5.7	138,068	19,832	4.1
General and administrative	316,772	8.9	379,415	9.7	281,956	40,500	8.4
Research and development	100,966	2.8	139,318	3.6	81,664	11,730	2.4
Total operating costs and expenses	2,476,490	69.9	2,519,497	64.4	1,909,534	274,287	56.9

Provision for Financial Guarantee Liabilities

We record provision for financial guarantee liabilities for our off-balance sheet loan facilitations where we provided financial guarantees.

Origination and Servicing Expenses

Origination and servicing expenses consist primarily of  (i) salaries and benefits for our directly-operated service centers and provincial branch offices’ employees, who are responsible for pre-loan customer service and risk management and post-loan management and servicing, among others, (ii) partner-operated service centers’ operating costs and expenses paid to our service center operation partners, including related parties. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” for more details of operating costs and expenses paid to related parties, (iii) costs related to operation of our GPS tracking system and purchase of GPS tracking devices, and (iv) others, primarily including loan collection fee and rental costs for our directly-operated service centers.

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

China

Generally, our PRC subsidiary, our variable interest entities and subsidiaries of our variable interest entities, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. Zhejiang Qunshuo Electronics Co., Ltd. and Hangzhou Yaohong Technology Co., Ltd. qualify as High and New Technology Enterprise companies in the PRC, and are entitled to pay a reduced income tax rate of 15% for the period from January 1, 2019 to December 31, 2021.

In addition, under the PRC Enterprise Income Tax Law, qualified enterprises can enjoy a 150% super deduction for eligible research and development expenses in 2017, 175% in 2018 and 2019. In 2017, 2018 and 2019, RMB95.3 million, RMB86.7 million, and RMB85.8 million (US$12.3 million) of our research and development expenses were eligible for the super deduction, which account for an RMB11.9 million, RMB16.3 million and RMB13.9 million (US$2.0 million) decrease in tax expense, respectively.

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

	Year Ended December 31,
	2017		2018		2019(1)
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Loan facilitation service fees:
Auto-backed loans	2,529,980	71.4	2,857,298	73.0	—	—	—
Other secured loans(2)	107,564	3.0	115,140	2.9	—	—	—
Unsecured loans(3)	54,409	1.5	183,283	4.8	—	—	—
	2,691,953	75.9	3,155,721	80.7	—	—	—

Post loan facilitation service fees:
Auto-backed loans	283,182	8.0	308,011	7.9	—	—	—
Other secured loans(2)	10,958	0.3	12,793	0.3	—	—	—
Unsecured loans(3)	6,045	0.2	21,248	0.5	—	—	—
	300,185	8.5	342,052	8.7	—	—	—

Loan service fee:
Auto-backed loans	—	—	—	—	2,046,907	294,019	60.9
Other secured loans(2)	—	—	—	—	86,959	12,491	2.6
Unsecured loans(3)	—	—	—	—	821,184	117,956	24.5
	—	—	—	—	2,955,050	424,466	88.0

Other revenues	305,037	8.6	189,712	4.8	273,433	39,276	8.1
Financing income	303,292	8.6	402,750	10.3	195,364	28,062	5.8
Less: Funding costs	(39,056)	(1.1)	(156,138)	(4.0)	(50,610)	(7,270)	(1.5)
Net financing income	264,236	7.5	246,612	6.3	144,754	20,792	4.3
Business related taxes and surcharges	(15,981)	(0.5)	(20,623)	(0.5)	(15,743)	(22,61)	(0.4)
Total net revenues	3,545,430	100.0	3,913,474	100.0	3,357,494	482,273	100.0
Provision for loans and advances	(484,063)	(13.7)	(751,572)	(19.2)	(1,239,962)	(178,109)	(36.9)
Net revenues after provision for loans and advances	3,061,367	86.3	3,161,902	80.8	2,117,532	304,164	63.1

Operating costs and expenses:
Provision for financial guarantee liabilities	—	—	(21,712)	(0.5)	(19,206)	(2,759)	(0.6)
Origination and servicing	(1,784,914)	(50.5)	(1,757,935)	(44.9)	(1,388,640)	(199,466)	(41.4)
Sales and marketing	(273,838)	(7.7)	(221,117)	(5.7)	(138,068)	(19,832)	(4.1)
General and administrative	(316,772)	(8.9)	(379,415)	(9.7)	(281,956)	(40,500)	(8.4)
Research and development	(100,966)	(2.8)	(139,318)	(3.6)	(81,664)	(11,730)	(2.4)
Total operating costs and expenses	(2,476,490)	(69.9)	(2,519,497)	(64.4)	(1,909,534)	(274,287)	(56.9)

Income from operations	584,877	16.4	642,405	16.4	207,998	29,877	6.2
Interest income, net	30,303	0.9	66,791	1.7	39,616	5,690	1.2
Government subsidies	53,616	1.5	70,351	1.8	106,873	15,351	3.2
Other (expense) income, net	(772)	0.0	(15,288)	(0.4)	13,998	2,011	0.4
Net income before income taxes	668,024	18.8	764,259	19.5	368,485	52,929	11.0
Income tax expenses	(193,203)	(5.4)	(159,629)	(4.1)	(105,243)	(15,117)	(3.2)
Net income	474,821	13.4	604,630	15.4	263,242	37,812	7.8

(1) On January 1, 2019, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605

(2) Primarily including home equity loans and construction machinery loans. We ceased to offer home equity loans to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB8.8 billion, RMB2.7 billion and RMB9.7 million (US$1.4 million) in 2017, 2018 and 2019, respectively.

(3) Primarily including professional credit loans and consumption loans. We ceased to offer certain types of consumption loans and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB3.8 billion, RMB1.2 billion and nil in 2017, 2018 and 2019, respectively.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our net revenues decreased by 14.2% from RMB3,913.5 million in 2018 to RMB3,357.5 million (US$482.3 million) in 2019. This decrease was primarily due to decrease in loan service fee.

Loan Service Fee

Loan service fee decreased by 15.5% from RMB3,497.8 million in 2018 (which was the aggregate of (i) revenues from loan facilitation service fees and (ii) revenues from post facilitation services fees in 2018) to RMB2,955.1 million (US$424.5 million) in 2019. The decrease was primarily due to change of accounting policy and decreases in our loan volume and outstanding balance.

Other Revenues

Other revenues increased by 44.1% from RMB189.7 million in 2018 to RMB273.4 million (US$39.3 million) in 2019, primarily due to an increase in insurance income.

Net Financing Income

Net financing income decreased by 41.3% from RMB246.6 million in 2018 to RMB144.8 million (US$20.8 million) in 2019, mainly attributable to a decrease in loan balance of our on-balance sheet loans.

Provision for Loans and Advances

Provision for loans and advances increased by 65.0% from RMB751.6 million in 2018 to RMB1,240.0 million (US$178.1 million) in 2019, primarily due to (i) increase in delinquency rates as a result of industry-wide turmoil, and macroeconomic headwinds that negatively impacted small and micro enterprises, and (ii) the significant deterioration of the general macroeconomic environment in China which resulted in the Company recording additional allowance for loans and advances after taking into consideration current economic factors. Provision for loans and advances as a percentage of net revenues increased to 36.9% in 2019 from 19.2% in 2018.

Operating Costs and Expenses

Operating costs and expenses decreased by 24.2% from RMB2,519.5 million in 2018 to RMB1,909.5 million (US$274.3 million) in 2019. Operating costs and expenses as a percentage of our net revenues decreased from 64.4% in 2018 to 56.9% in 2019.

Provision for Financial Guarantee Liabilities

Provision for financial guarantee liabilities provision for financial guarantee liabilities decreased by 11.5% from RMB21.7 million in 2018 to RMB19.2 million (US$2.8 million) in 2019.

Origination and Servicing Expenses

Origination and servicing expenses as a percentage of net revenues decreased from 44.9% in 2018 to 41.4% in 2019. Origination and servicing expenses decreased by 21.0% from RMB1,757.9 million in 2018 to RMB1,388.6 million (US$199.5 million) in 2019, which was primarily attributable to the decrease in our loan volume and our cost and personnel optimization efforts.

Sales and Marketing Expenses

Sales and marketing expenses decreased by 37.6% from RMB221.1 million in 2018 to RMB138.1 million (US$19.8 million) in 2019, which was primarily due to our cost and personnel optimization efforts. Sales and marketing expenses as a percentage of net revenues increased from 5.7% in 2018 to 4.1% in 2019.

General and Administrative Expenses

General and administrative expenses decreased by 25.7% from RMB379.4 million in 2018 to RMB282.0 million (US$40.5 million) in 2019, which was primarily attributable to our cost and personnel optimization efforts. General and administrative expenses as a percentage of net revenues decreased from 9.7% in 2018 to 8.4% in 2019.

Research and Development Expenses

Research and development expenses decreased by 41.4% from RMB139.3 million in 2018 to RMB81.7 million (US$11.7 million) in 2019, which was primarily attributable to our cost and personnel optimization efforts. Research and development expenses as a percentage of net revenues decreased from 3.6% in 2018 to 2.4% in 2019.

Interest Income, Net

Interest income, net decreased by 40.7% from RMB66.8 million in 2018 to RMB39.6 million (US$5.7 million) in 2019, which was primarily attributable to the decrease of cash and cash equivalents and short-term investments.

Government Subsidies

Government subsidies increased by 51.9% from RMB70.4 million in 2018 to RMB106.9 million (US$15.4 million) in 2019.

Other Income (Expense), Net

We recorded other expense, net of RMB15.3 million in 2018 while we recorded other income, net of RMB14.0 million (US$2.0 million) in 2019.

Income Tax Expenses

Our income tax expenses decreased by 34.1% from RMB159.6 million in 2018 to RMB105.2 million (US$15.1 million) in 2019.

Net Income

As a result of the foregoing, our net income decreased by 56.5% from RMB604.6 million in 2018 to RMB263.2 million (US$37.8 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues increased by 10.4% from RMB3,545.4 million in 2017 to RMB3,913.5 million in 2018. This increase was primarily due to to an increase in loan facilitation service fees and post facilitation service fees.

Loan Facilitation Service Fees and Post Facilitation Service Fees

Loan facilitation service fees increased by 17.2% from RMB2,692.0 million in 2017 to RMB3,155.7 million in 2018; post facilitation service fees increased by 14.0% from RMB300.2 million in 2017 to RMB342.1 million in 2018.

The increases in loan facilitation service fees and post facilitation service fees were primarily attributable to product mix changes that resulted in a higher blended take rate, which increased from 17.7% in 2017 to 19.6% in 2018.

Other Revenues

Other revenues decreased by 37.8% from RMB305.0 million in 2017 to RMB189.7 million in 2018, primarily due to a decrease in loan collection fees, as we continued to optimize our collection policies.

Net Financing Income

Net financing income decreased by 6.7% from RMB264.2 million in 2017 to RMB246.6 million in 2018, mainly attributable to reduced take rate of on-balance sheet loans.

Provision for Loans and Advances

Provision for loans and advances increased by 55.3% from RMB484.1 million in 2017 to RMB751.6 million in 2018, primarily due to (i) increase in delinquency rates as a result of industry-wide turmoil, and macroeconomic headwinds that negatively impacted small and micro enterprises, and (ii) the significant deterioration of the general macroeconomic environment in China which resulted in the Company recording additional allowance for loans and advances after taking into consideration current economic factors. Provision for loans and advances as a percentage of net revenues increased to 19.2% in 2018 from 13.7% in 2017.

Operating Costs and Expenses

Operating costs and expenses increased by 1.7% from RMB2,476.5 million in 2017 to RMB2,519.5 million in 2018. Operating costs and expenses as a percentage of our net revenues decreased from 69.9% in 2017 to 64.4% in 2018.

Provision for Financial Guarantee Liabilities

Provision for financial guarantee liabilities provision for financial guarantee liabilities was RMB21.7 million in 2018.

Origination and Servicing Expenses

Origination and servicing expenses as a percentage of net revenues decreased from 50.5% in 2017 to 44.9% in 2018, primarily due to our improved operating efficiency and greater economies of scale. Origination and servicing expenses decreased by 1.5% from RMB1,784.9 million in 2017 to RMB1,757.9 million in 2018, which was primarily attributable to continued cost optimization efforts, including closing of certain underperforming service centers and termination of certain employees.

Sales and Marketing Expenses

Sales and marketing expenses decreased by 19.3% from RMB273.8 million in 2017 to RMB221.1 million in 2018, which was primarily due to our enhanced brand awareness and profile as a public company, which has enabled us to engage in fewer marketing activities and increasingly leverage word-of-mouth marketing to attract investors. Sales and marketing expenses as a percentage of net revenues decreased from 7.7% in 2017 to 5.7% in 2018.

General and Administrative Expenses

General and administrative expenses increased by 19.8% from RMB316.8 million in 2017 to RMB379.4 million in 2018, which was primarily attributable to (i) increases in salaries and benefits for our headquarters’ management, finance and administrative personnel primarily due to salary increases and increase in headcounts, (ii) IPO-related expenses. General and administrative expenses as a percentage of net revenues increased from 8.9% in 2017 to 9.7% in 2018.

Research and Development Expenses

Research and development expenses increased by 38.0% from RMB101.0 million in 2017 to RMB139.3 million in 2018, which was primarily attributable to (i) an increase in staff salaries and benefits, and an increase in the number of technology personnel, and (ii) costs related to the development and upgrading of our technology infrastructure.

Interest Income, Net

Interest income, net increased by 120.5% from RMB30.3 million in 2017 to RMB66.8 million in 2018, primarily due to an increase in loans we originated.

Government Subsidies

Government subsidies increased by 31.3% from RMB53.6 million in 2017 to RMB70.4 million in 2018.

Other Expense, Net

Other expense, net increased significantly from RMB0.8 million in 2017 to RMB15.3 million in 2018, as we made certain charitable donations in 2018.

Income Tax Expenses

Our income tax expenses decreased by 17.4% from RMB193.2 million in 2017 to RMB159.6 million in 2018.

Net Income

As a result of the foregoing, our net income increased by 27.3% from RMB474.8 million in 2017 to RMB604.6 million in 2018.

Share-based Compensation

Restricted Shares

On January 16, 2018, Mr. Hong Yao granted 131,000 restricted shares for nil consideration to certain of our directors and executives. The restricted shares granted were immediately vested. We calculated the estimated fair value of the shares on the respective grant dates using the income approach with assistance from an independent valuation firm. The fair value of the granted shares was RMB134.42 per share on January 16, 2018. Share-based compensation of RMB17.6 million was charged to our consolidated statements of comprehensive income in 2018.

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

In 2017, 2018 and 2019, no dividend was declared to the grantees and none of the grantees’ accumulated number of virtual shares granted exceeded 0.1% of Weidai Financial Information’s total paid-in-capital.

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

The Virtual Share Plan was terminated upon October 1, 2018.

We compared the fair value of the instrument immediately before the modification to the fair value of the modified equity award. As the modification affected no other terms or conditions, the fair value was unchanged by the modification and, therefore, no incremental compensation cost was recognized. The modified award would be accounted for as an equity award from the date of modification with a fair value of RMB216.4 per share. Therefore, at the modification date, we reclassified the liability of RMB106,465 recognized on September 30, 2018, as additional paid-in capital.

2018 Share Incentive Plan

In August 2018, our board of directors approved our 2018 share incentive plan, or the 2018 Plan, to provide incentives to employees, directors and consultants and promote the success of our business. The maximum number of ordinary shares that may be issued under the 2018 Plan is 3,300,000 after giving effect to the 50-for-1 share split effected by us in September 2018. As of December 31, 2019, the Company had granted 1,972,951 share awards under the 2018 Plan, including 1,901,561 options and 71,390 restricted share units. As of the same date, none of the options have been exercised and 14,278 restricted share units were vested, respectively.

We recognized total share-based compensation expenses of RMB40.7 million, RMB106.6 million and RMB64.8 million (US$9.3 million) in 2017, 2018 and 2019, respectively.

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

The following tables reconcile our adjusted net income, respectively, in 2017, 2018 and 2019 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Income to Adjusted Net Income:
Net income	474,821	604,630	263,242	37,812
Add:
Share-based compensation expenses	40,719	106,571	64,796	9,307
Adjusted net income before related taxes	515,540	711,201	328,038	47,119
Income tax expenses	(10,180)	(19,457)	(11,881)	(1,707)
Adjusted net income, net of taxes	505,360	691,744	316,157	45,412

Discussion of Certain Balance Sheet Items

Loans and Advances, Net

Loans and advances, net is comprised of loans receivable, acquired non-performing loans and advances to borrowers, partially offsets by allowance for loans and advances.

Loans and advances, net decreased from RMB1,903.9 million as of December 31, 2018 to RMB1,567.5 million (US$225.2 million) as of December 31, 2019. The decrease was primarily due to a decrease in loans receivable from RMB1,388.6 million as of December 31, 2018 to RMB400.2 million (US$57.5 million) as of December 31, 2019 and an increase in allowance of loans and advances from RMB770.4 million in 2018 to RMB1,259.6 million (US$180.9 million) in 2019. The decrease in loans receivable was primarily due to decrease in loan volume and outstanding balance and the increase in allowance for loans and advances was due to increase in delinquency rate. The decrease was partially offset by the increase of acquired non-performing loans, from RMB1,285.6 million as of December 31, 2018 to RMB2,426.9 million (US$348.6 million) as of December 31, 2019.

Loans and advances, net decreased from RMB2,328.7 million as of December 31, 2017 to RMB1,903.9 million as of December 31, 2018. The decrease was primarily due to a decrease in loans receivable from RMB2,113.6 million as of December 31, 2017 to RMB1,388.6 million as of December 31, 2018. The decrease in loans receivable was primarily due to reduced take rate of on-balance sheet loans as a result of our change of cooperation arrangements with institutional funding partners.

Payable to Institutional Funding Partners and Online Investors

Payable to institutional funding partners and online investors decreased significantly from RMB2,186.8 million as of December 31, 2017 to RMB1,455.4 million as of December 31, 2018 and further decreased to RMB340.5 million (US$48.9 million) as of December 31, 2019, primarily because the decrease of the balance of our on-balance sheet loans.

Current Account with Online Investors and Borrowers

Current account with online investors represents idle funds in online investors’ accounts that have not yet been invested, withdrawn or funded to borrowers; current account with online borrowers on our platform represents loan proceeds in borrowers’ accounts that have not yet been withdrawn and deposits we receive from borrowers. Current account with online investors and borrowers increased from RMB1,883.4 million as of December 31, 2017 to RMB2,005.6 million as of December 31, 2018. The increase was due to an increase in idle funds in our online investors’ accounts which were not invested. Current account with online investors and borrowers decreased from RMB2,005.6 million as of December 31, 2018 to RMB1,275.2 million (US$183.2 million) as of December 31, 2019. The decrease was due to a decrease in loan volume and investment amount.

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

Recently Adopted Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605. The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We adopted Topic 606 as of January 1, 2019 using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2019.

Accounting Pronouncements Issued But Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities, whilst, lessor accounting is largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2022. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarifies that receivables arising from operating leases should be accounted for in accordance with ASC Topic 842, Leases instead of ASC Subtopic 326-20. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which aligns the measurement and classification guidance for share based payments to nonemployees with that for employees, with certain exceptions. It expands the scope of ASC 718 to include share-based payments granted to nonemployees in exchange for goods or services used or consumed in the entity’s own operations and supersedes the guidance in ASC 505-50. The ASU retains the existing cost attribution guidance, which requires entities to recognize compensation cost for nonemployee awards in the same period and in the same manner (i.e., capitalize or expense) as if they paid cash for the goods or services, but it moves the guidance to ASC 718. This standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, including in an interim period for which financial statements have not been issued (or made available for issuance), but not before an entity adopts ASC 606. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

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

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. We are currently evaluating the impact of the new guidance on our consolidated financial statements and related disclosures.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by our operating activities. As of December 31, 2017, 2018 and 2019, we had RMB1,765.6 million, RMB1,741.9 million and RMB1,075.6 million (US$154.5 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash and bank deposits. We believe that our current cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this annual report. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of Weidai Financial Information, we only have access to the assets or earnings of Weidai Financial Information through our contractual arrangements with Weidai Financial Information and its shareholders. See “Item 4. Information on the Company — C. Organizational Structure .” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

Substantially all of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of our ADSs.”

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	2,284,077	1,214,774	887,112	127,427
Net cash used in investing activities	(2,941,921)	(6,468)	(922,049)	(132,445)
Net cash provided (used in) by financing activities	2,205,523	(686,883)	(1,130,093)	(162,319)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,547,679	518,723	(1,164,840)	(167,319)
Cash, cash equivalents and restricted cash at the beginning of the year	1,314,814	2,862,493	3,381,216	485,681
Cash, cash equivalents and restricted cash at the end of the year	2,862,493	3,381,216	2,216,376	318,362

Operating Activities

Net cash provided by operating activities was RMB887.1 million (US$127.4 million) in 2019, which was primarily due to net income of RMB263.2 million (US$37.8 million), adjusted for (i) provision for loans and advances of RMB1,240.0 million (US$178.1 million), (ii) share-based compensation expenses of RMB64.8 million (US$9.3 million), and (iii) depreciation and amortization of RMB42.6 million (US$6.1 million), partially offset by changes in working capital. Changes in working capital primarily consisted of  (i) a decrease in current account with online investors and borrowers of RMB730.4 million (US$104.9 million), (ii) a decrease in deferred tax asset of RMB260.1 million (US$37.4 million), (iii) an increase in income tax payable of RMB166.4 million (US$23.9 million), (iv) a decrease of accrued expenses and other liabilities of RMB115.0 million (US$16.5 million), (v) an increase of prepaid expenses and other assets of RMB110.0 million (US$15.8 million), and (vi) an increase in deferred revenue and contract liabilities of RMB105.7 million (US$15.2 million).

Net cash provided by operating activities was RMB1,214.8 million in 2018, which was primarily due to net income of RMB604.3 million, adjusted for (i) provision for loans and advances of RMB751.6 million, (ii) share-based compensation expenses of RMB106.6 million, and (iii) depreciation and amortization of RMB42.4 million, partially offset by changes in working capital. Changes in working capital primarily consisted of  (i) a decrease in income tax payable of RMB172.7 million, (ii) an increase in deferred tax asset of RMB171.2 million, and (iii) an increase in current account with online investors and borrowers of RMB122.2 million.

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

Investing Activities

Net cash used in investing activities was RMB922.0 million (US$132.4 million) in 2019, which was primarily attributable to (i) RMB11,053.9 million (US$1,587.8 million) in payments to originate loans and advances, which was partially offset by RMB10,150.4 million (US$1,458.0 million) in proceeds from collection of loans and advances.

Net cash used in investing activities was RMB6.5 million in 2018, which was primarily attributable to (i) RMB7.4 billion in payments to originate loans and advances, (ii) RMB3.7 billion in purchase of short-term investments, and (iii) RMB1.5 billion in addition of long-term investments, which was partially offset by (i) RMB7.1 billion in proceeds from collection of loans and advances, (ii) RMB3.7 billion in redemption of short-term investments, and (iii) RMB1.6 billion in redemption of long-term investments.

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

Financing Activities

Net cash used in financing activities was RMB1,130.1 million (US$162.3 million) in 2019, which was primarily attributable to payments to institutional funding partners and online investors.

Net cash used in financing activities was RMB686.9 million in 2018, which was primarily attributable to RMB4.2 billion in payments to institutional funding partners and online investors, which was partially offset by RMB3.4 billion in proceeds from institutional funding partners and online investors.

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

Capital Expenditures

We made capital expenditures of RMB62.4 million, RMB32.6 million and RMB22.4 million (US$3.2 million) in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were mainly used for the purchase of equipment, automobiles and software. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Weidai Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, our variable interest entities and subsidiaries of our variable interest entities in China. As a result, Weidai Ltd.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiary and variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our PRC subsidiary may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid any dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents, and Licenses, etc.

See “Item 4. Information On the Company — B. Business Overview — Technology and Risk Management” and “Item 4. Information On the Company — B. Business Overview — Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

We are obligated to compensate a portion of our institutional funding partners for delinquent principal and interest payments in the event of borrower default. In addition, we also voluntarily provide guarantee to online investors who opt to participate in the asset management arrangement. Under each of these arrangements, we bear credit risks of loans we facilitate. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Total		Less than one year		1-3 years		3-5 years		More than five year
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating Lease Obligations	84,770	12,176	59,420	8,534	24,724	3,552	471	68	155	22
Capital and other commitments	27,200	3,907	13,900	1,997	13,300	1,910	-	-	-	-

Our operating lease obligations relate to our leases of office premises. We lease certain office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2017, 2018 and 2019 were RMB107.9 million, RMB131.8 million and RMB105.0 million (US$15.1 million), respectively.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

G. Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hong Yao	40	Founder, chairman of the board of directors and chief executive officer
Feng Chen	44	Director, Chief financial officer and vice president of sales operations
Yuqun Sun	40	Director
Desheng Ding	38	Director and vice president of finance and risk management, Chief risk officer
Tony Cai	53	Independent Director
Poi Lam William Yuen	53	Independent Director
Pengfei Wang	38	Vice president of brand development, strategy and compliance
Jianzhong Zhu	41	Vice president of technology, research and development

Mr. Hong Yao is our founder and the chairman of our board of directors and has served as our chief executive officer since our inception in 2011. Mr. Yao has over 13 years of experience in China’s small and micro enterprise sector. Mr. Yao has received various industry awards and accolades, including the “2014 New Zhejiang Merchants Award”, from Zhejiang Youth Entrepreneurs’ Association, Youth Times and Xinhua News Agency and the “2017 Top Ten Finance Innovation Award” from Zhejiang Online News Network. Mr. Yao received his bachelor’s degree in computer applications and maintenance from Zhejiang Business College in 2000 and his EMBA degree from China Europe International Business School in 2015.

Mr. Feng Chen has served as our director since March 2018, our vice president of finance and risk management from 2015 to January 2018, our president since October 2018 and our chief financial officer since July 2019. Prior to joining us, Mr. Chen served as chief financial officer and vice president of Greentown E-commerce, an online platform for construction materials, from 2014 to 2015 and as chief financial officer and vice president of Fullerton Investment & Credit Guarantee Co. Ltd. from 2013 to 2014. Mr. Chen was special assistant to vice-chairman of Bank of Chengdu from 2012 to 2013 and financial controller of Tianjin Rural Commercial Bank Co., Ltd. from 2010 to 2012. Prior to 2010, Mr. Chen served as a senior manager of Deloitte Consulting LLP, a director of SAS Institute Inc., a manager of BearingPoint, Inc. and a manager of Ernst & Young LLP. Mr. Chen received his bachelor’s degree in economics from Shenzhen University in 1998. Mr. Chen is a certified public accountant in China and Australia and a certified tax agent in China.

Ms. Yuqun Sun has served as our director since March 2018. Ms. Sun served as our vice president of human resources from 2014 to 2019. Prior to joining us, Ms. Sun served as director of executive office and chief operating officer of Greentown E-commerce from 2011 to 2014. From 2009 to 2011, Ms. Sun worked as branch manager and senior product manager of the China division of Best Buy Co., Inc., a consumer electronics corporation listed on the New York Stock Exchange (NYSE: BBY). From 2001 to 2008, Ms. Sun served as general manager and senior manager of public affairs of the China branch of Tesco, a grocery and general merchandise retailer listed on the London Stock Exchange (LSE: TSCO). Ms. Sun received her bachelor’s degree in business administration from Zhejiang Gongshang University in 2006.

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

B.	Compensation

In 2019, we paid an aggregate of approximately RMB9.0 million (US$1.3 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and our variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

Share Incentive Plan of Weidai Financial Information

On December 18, 2015, the board of Weidai Financial Information approved the Virtual Share Plan for the purpose of providing incentives and rewards to certain of its employees and executives. In 2016, 2017 and 2018, Weidai Financial Information issued a total of nil, 2.72% and 2.13%, respectively, of the equity interest under the Virtual Share Plan. These virtual share options have no exercise price and will be cash settled at the amount equal to the differences between the fair value on the exercise date and the fair value on the grant date. 33%, 33% and 34% of these options are vested on the second, third and fourth anniversary of the vesting commencement date, respectively. The vested virtual share options are exercisable within five years from the grant date. These virtual share options are in substance stock appreciation rights, which are classified as liability awards. At our discretion, each grantee may receive certain percentage of annual attributable net profit as annual dividend, which is also settled in cash. In addition, each grantee has an option to purchase Weidai Financial Information’s shares when the grantee’s accumulated number of virtual shares granted exceed 0.1% of Weidai Financial Information’s total paid-in-capital. The purchase price will be determined by us. On October 1, 2018, we modified the stock appreciation rights by replacing the cash-settlement feature with a net share settlement feature, which converted the award from a liability award to an equity award because we no longer had an obligation to transfer cash to settle the arrangement. All of the outstanding virtual share options were exchanged for 1,349,367 restricted shares of our company with no other terms or conditions changed. The Virtual Share Plan was terminated upon October 1, 2018. See “Item 5. — Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies, Judgments and Estimates — Share-based Compensation” for more detail.

Share Incentive Plan of Our Company

In August 2018, our board of directors approved our 2018 share incentive plan, or the 2018 Plan, to provide incentives to employees, directors and consultants and promote the success of our business. The maximum number of ordinary shares that may be issued under the 2018 Plan is 3,300,000 after giving effect to the 50-for-1 share split effected by us in September 2018. As of March 31, 2020, there are 1,179,151 outstanding share incentive awards under the 2018 Plan.

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

The following table summarizes options and restricted share units that we have granted to our directors, officers and employees under our 2018 share incentive plan as of March 31, 2020.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Feng Chen	*	1	February 1, 2019	January 31, 2029
Yuqun Sun	*	1	February 1, 2019	January 31, 2029
Desheng Ding	*	1	February 1, 2019	January 31, 2029
Jianzhong Zhu	*	1	February 1, 2019	January 31, 2029
Other individuals as a group	979,151	1	January 1, 2019 to January 1, 2020	December 31, 2028 to December 31, 2029

Name	Ordinary Shares Underlying Restricted Stocks Awarded	Date of Grant
Tony Cai	*	January 1, 2019
Poi Lam William Yuen	*	January 1, 2019

*	Upon exercise of all options granted and vesting restricted share units granted, would beneficially own less than 1% of our outstanding ordinary shares.

C.	Board Practices

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Audit Committee. Our audit committee consists of Poi Lam William Yuen and Tony Cai. Poi Lam William Yuen is the chairman of our audit committee. We have determined that each of Poi Lam William Yuen and Tony Cai satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Poi Lam William Yuen qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

We had 11,847, 9,919 and 6,970 full-time employees as of December 31, 2017, December 31, 2018 and December 31, 2019, respectively. All of our employees are located in China. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2019:

	As of December 31, 2019
	Number	% of Total Employees
Functions:
Operations	6,346	91.0
Risk Management	306	4.4
Online Investor Operations	68	1.0
Technology	141	2.0
General and Administration	109	1.6
Total number of employees	6,970	100.0

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 70,461,455 ordinary shares outstanding as of March 31, 2020, consisting of 35,390,055 Class A ordinary shares and 35,071,400 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2020
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as-converted basis	% of aggregate voting power†
Directors and Executive Officers**:
Hong Yao (1)	—	35,071,400	35,071,400	83.2%
Feng Chen	*	—	*	*
Yuqun Sun	*	—	*	*
Desheng Ding	*	—	*	*
Tony Cai	*	—	—	—
Poi Lam William Yuen	*	—	—	—
Pengfei Wang	*	—	*	*
Jianzhong Zhu	*	—	*	*
All Directors and Executive Officers as a Group	1,263,528	35,071,400	36,339,928	83.8%

Principal Shareholders:
YAOH WDAI LTD (1)	—	35,071,400	35,071,400	83.2%
Hakim Unique Technology Limited (2)	9,953,300	—	9,953,300	4.7%

* Less than 1% of our total outstanding shares.

** Except as indicated otherwise below, the business address of our directors and executive officers is No. 9 Baiyun Road, Shangcheng District, Hangzhou, Zhejiang Province, People’s Republic of China.

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

(2) The registered address of Hakim Unique Technology Limited is Craigmuir Chamers, Road Town, Tortola, VG 1110, British Virgin Islands. Hakim Unique Technology Limited is wholly owned by Hakim Unique internet Co., Ltd., a public company listed on the Shenzhen Stock Exchange.

As of March 31, 2020, a total of 7,988,316 Class A ordinary shares are held by two of our shareholders in the United States, representing approximately 11.3% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Transactions with Mr. Hong Yao, Companies Controlled by Mr. Yao or His Immediate Family Members

As of December 31, 2017, 2018 and 2019, we had RMB4.3 million, RMB1.0 million and RMB0.3 million (US$47.1 thousand) due to Mr. Hong Yao, respectively. Such amounts mainly represented Mr. Yao’s investment balance on our platform.

We derived RMB3.7 million, RMB13.4 million and nil of our revenues from Beijing Lezhihui Technology Co., Ltd., or Beijing Lezhihui, a company controlled by Mr. Hong Yao, relating to our collaboration with Beijing Lezhihui for the facilitation of home equity loans in 2017, 2018 and 2019, respectively.

We incurred RMB49.4 million, RMB22.7 million and nil of service fees to Beijing Lezhihui relating to our collaboration with Beijing Lezhihui for the facilitation of home equity loans in 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, we had RMB2.9 million, RMB274.9 thousand and RMB274.9 thousand (US$39.5 thousand) due to Beijing Lezhihui in relation to such collaboration, respectively.

In 2017, 2018 and 2019, we incurred service fees in the amounts of nil, RMB5.0 million and nil to Zhejiang Ruituo Information Technology Co., Ltd., or Zhejiang Ruituo Information, a company controlled by Mr. Hong Yao, respectively. Such amount represented service fees for collection of delinquent loans.

We incurred RMB99.6 million, nil and nil of partner-operated service centers’ operating costs and expenses to Chunan Wencai Information Advisory Services Company, or Chunan Wencai, our service center operation partner controlled by an immediate family member of Mr. Hong Yao, in 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, we had RMB5.7 million, nil and nil due to Chunan Wencai, respectively.

We incurred nil, RMB84.6 million and RMB46.9 million (US$6.7 million) of partner-operated service centers’ operating costs and expenses to certain other companies, which are also our service centers operation partners controlled by immediate family members of Mr. Hong Yao, in 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, we had nil, RMB4.3 million and RMB34.6 thousand (US$5.0 thousand) due to these companies, respectively. As of December 31, 2017, 2018 and 2019, we had nil, nil and RMB8.1 million (US$1.2 million) due from these companies, respectively.

In 2017, 2018 and 2019, we incurred service fees in the amounts of RMB20.5 million, RMB6.3 million and nil to Zhejiang Hongrui Investment Management Co., Ltd., or Zhejiang Hongrui, a company controlled by an immediate family member of Mr. Hong Yao, respectively. Such amounts represented service fees for collection of delinquent loans.

As of December 31, 2017, 2018 and 2019, we had RMB4.5 million, RMB7.1 million and RMB7.0 million (US$1.0 million) due from Hangzhou Ruituo, a company controlled by Mr. Hong Yao, respectively. Such amounts mainly represented loans provided to Hangzhou Ruituo and receivable from the disposal of automobile collaterals Hangzhou Ruituo of overdue loans.

As of December 31, 2017, 2018 and 2019, we had RMB10.1 million, RMB0.7 million and RMB23.7 million (US$3.4 million) due to Hangzhou Ruituo, respectively. Such amounts mainly represented Hangzhou Ruituo’s investment balance on our platform.

As of December 31, 2017, 2018 and 2019, we had RMB0.2 million, RMB2.7 million and RMB2.7 million (US$0.4 million) due from Zhejiang Ruituo Nonfinancing Guarantee Co., Ltd., or Zhejiang Ruituo Non-financing, a company controlled by Mr. Hong Yao, respectively. Such amounts mainly represented loans provided to Zhejiang Ruituo Non-financing.

We incurred RMB25.3 million, nil and nil of GPS costs to Zhejiang Qunshuo Electronics Co., Ltd. in 2017, 2018 and 2019, respectively, in which Mr. Yao held a minority interest prior to October 10, 2017.

We incurred RMB7.9 million, RMB9.6 million and nil of promotion expenses from Weiyi (Hangzhou) Internet Financial Information Service Co., Ltd., a company controlled by Mr. Yao in 2017, 2018 and 2019, respectively.

Transactions with Certain Other Members of Our Management, Companies Controlled by Them or Their Immediate Families

In addition to our transactions with Mr. Hong Yao, we have engaged in transactions with certain other members of our key management and their immediate families.

We derived RMB0.9 million and RMB0.7 million of loan facilitation service fee in 2017 and 2018, and RMB0.3 million (US$39.3 thousand) of loan service fee in 2019 from our key management and their immediate family members, respectively. As of December 31, 2017, 2018 and 2019, we had RMB30.7 million, RMB7.6 million and RMB3.8 million (US$0.6 million) due to our key management and their immediate families, respectively. Such amounts mainly represented their investment balance on our platform.

We incurred RMB62.5 million, nil and nil of partner-operated service centers’ operating costs and expenses to Chunan Wangcai Information Advisory Services Company, or Chunan Wangcai, our service center operation partner controlled by an immediate family member of Mr. Yuqun Sun, in 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, we had RMB6.2 million, nil and nil due to Chunan Wangcai, respectively.

We incurred nil, RMB44.2 million and RMB25.2 million (US$3.6 million) of partner-operated service centers’ operating costs and expenses to certain other companies, which are our service centers operation partners controlled by immediate family members of Ms. Yunqun Sun, in 2017, 2018 and 2019, respectively. As of December 31, 2017, 2018 and 2019, we had nil, RMB4.7 million and RMB39.0 thousand (US$5.6 thousand) due to these companies, respectively. As of December 31, 2017, 2018 and 2019, we had nil, RMB1.3 million and RMB3.4 million (US$0.5 million) due from these companies, respectively.

As of December 31, 2017, 2018 and 2019, we had RMB10.0 thousand, RMB10.0 million and nil due from Zhejiang Zhongbo Finance Lease Co., Ltd., or Zhongbo, a company controlled by Mr. Desheng Ding, respectively. Such amount presents loans we provided to Zhongbo to advance to borrowers a certain type of loan product. As of December 31, 2017, 2018 and 2019, we had nil, RMB9.5 million and nil due to Zhongbo, respectively, which represent its custodian account balance on our platform.

As of December 31, 2017, 2018 and 2019, we had RMB4.0 million, nil and nil due from Shanghai Zaohui Finance Lease Co., Ltd., or Shanghai Zaohui, a financial leasing company then controlled by Mr. Desheng Ding, respectively. Such amounts mainly represented excess advance payments we made to Shanghai Zaohui for the procurement of automobiles. In June 2018, we, through our wholly owned subsidiary Weidai Hong Kong Limited, acquired all equity interest in Rymo, Shanghai Zaohui’s parent company, for a total consideration of HK$1. The transaction was conducted pursuant to an equity transfer agreement among Weidai Hong Kong Limited. Rymo, Mr. Desheng Ding and Rymo’s other two shareholders. Rymo’s sole operation is to hold equity interests in Shanghai Zaohui.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.”

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4. Information on the Company — B. Business Overview — Regulation  — Regulations on Dividend Distribution” and “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation.”

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “— Where You Can Find Additional Information.”

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

As a matter of Cayman Islands law, a director of a Cayman Islands company owes the following duties to the company—a duty to act bona fide in the best interests of the company and for a proper purpose, a duty not to make a person profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director must exercise the skill and care of a reasonably diligent person having both – (a) the general knowledge, skill and experience that may reasonably be expected of a person in the same position (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test).

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

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange.”

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income, unless they qualify for certain preferential treatments such as certified high and new technology enterprises are entitled to a favorable statutory tax rate of 15%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Provided that our Cayman Islands holding company, Weidai Ltd., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee would be obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Circular 7, and we may be required to expend valuable resources to comply with Bulletin 37, or to establish that we should not be taxed under Circular 7 and Bulletin 37. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies.”

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our ordinary shares or ADSs by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof, and the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income dated April 30, 1984 (as amended by any subsequent protocols, including the protocols of April 30, 1984 and May 10, 1986) (the “Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

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

Our ADSs are listed on the New York Stock Exchange, and the ADSs qualify as readily tradable on an established securities market in the United States so long as they are so listed. We believe that we were not a PFIC for our taxable years ending December 31, 2018 and 2019. However, as discussed under “Passive Foreign Investment Company Rules,” there is significant risk that we may be treated as a PFIC during the current or a future taxable year.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “— People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In that case, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above (assuming we are not a PFIC in the year the dividend is paid or the prior year). Dividend distributions with respect to our ordinary shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

U.S. Holders that receive distributions of additional ADSs or ordinary shares or rights to subscribe for ADSs or ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” if a U.S. Holder realizes gain or loss on the sale, exchange or other disposition of ADSs or ordinary shares, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

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

Passive Foreign Investment Company Rules

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

We believe that we were not a PFIC for our taxable year ending December 31, 2019. This conclusion depends in part on certain of our income and assets qualifying as being received or held in connection with an active financing business, but there is no guarantee that the IRS would not challenge such treatment. Based on the current composition of our income and assets and the value of our assets, there is a significant risk that we may be a PFIC for the current or a future taxable year. The PFIC tests must be applied each year, taking into account our income and assets throughout the entire year, with such assets measured at the end of each quarter. Accordingly, it is possible that we may be treated as a PFIC in the current or a future taxable year due to changes in the composition of our income and assets and the value of our assets. In particular, because the value of our assets will be determined by reference to the market value of our ADSs, a decrease in the market value of our ADSs may cause us to be a PFIC. Recent stock market volatility could exacerbate these considerations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, especially COVID-19, which could significantly disrupt our operations.”

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our ordinary shares or ADSs and such U.S. Holder does not make a mark-to-market election, as described below, the holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us (generally, distributions that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs) and gain that the holder recognizes on the sale of our ordinary shares or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its ordinary shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares or ADSs at death.

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

A U.S. Holder may be able to avoid the unfavorable rules described above by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the New York Stock Exchange). It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the New York Stock Exchange. Consequently, a U.S. Holder that holds ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election. If the U.S. Holder makes a mark-to-market election, the holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over the holder’s basis in those ADSs. If at the end of the U.S. Holder’s taxable year, the U.S. Holder’s basis in the shares or ADSs exceeds their fair market value, the U.S. Holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the U.S. Holder’s net mark-to-market gains from previous years. A U.S. Holder’s adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the holder’s ADSs in a year in which we are PFIC will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of the holder’s net mark-to-market gains from previous years. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a “qualified exchange or other market” or the Internal Revenue Service (“IRS”) consents to the revocation of the election. U.S. Holders are urged to consult their own tax advisors about the availability of the mark- to-market election, the consequences of not making a mark-to-market election for the first year during which a U.S. Holder holds interests in our ADSs or ordinary shares and we are a PFIC, and whether making the election would be advisable in their particular circumstances.

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

Foreign Financial Asset Reporting

Certain U.S. Holders who are individuals that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the ordinary shares and the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the ordinary shares or the ADSs, including the application of the rules to their particular circumstances.

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

A holder that is a non-U.S. corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 2.1% and 2.9% respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. For Renminbi against U.S. dollar, there was appreciation of approximately 5.8% in 2017, depreciation of approximately 5.4% in 2018 and depreciation of approximately 1.6% in 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of December 31, 2019, we had Renminbi-denominated cash balance of RMB778.2 million. Assuming we had converted RMB778.2 million into U.S. dollars at the exchange rate of RMB6.9618 for US$1.00 as of December 31, 2019, our U.S. dollar cash balance, including US$42.1 million U.S dollar we held, would have been US$153.9 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$166.3 million instead.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

The fluctuation of interest rates may affect the demand for loan products and services on our platform. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing investment options and dampen investors’ desire to invest on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.”

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2019, we received reimbursement totaled US$59,365.0 from the depositary.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information — B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

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

For the period from November 7, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2018, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$4.1 million, which included US$3.5 million in underwriting discounts and commissions for the initial public offering and approximately US$0.6 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates

For the period from November 7, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2019, we did not use any of the net proceeds from our initial public offering.

We still intend to use the remainder of the proceeds from our initial public offering and the concurrent private placement as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

In connection with the audits of our consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2016 and 2017, we and our predecessor independent registered public accounting firm identified a material weakness in our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of December 31, 2019 and the results of our operations and our cash flows for the year ended December 31, 2019, we and our successor independent registered public accounting firm determined this material weakness remains as of December 31, 2019. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2019.

Because such remediation measures had not been fully implemented, our management concluded that the material weakness still existed as of December 31, 2019. We expect to complete the measures discussed above by the end of 2020 and will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act.

We are fully committed to continue to implement measures to remediate our material weakness, significant deficiency and other control deficiencies in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur in implementing these and other measures designed to improve our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include our company’s independent registered public accounting firm's attestation report on management’s assessment of the Company’s internal control over financial reporting due to the transition periods established by rules of the SEC for an Emerging Growth Company.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Poi Lam Yuen, our independent director (under the standards set forth under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in August 2018. We have posted a copy of our code of business conduct and ethics on our website at https://weidai.investorroom.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated.

	Year Ended December 31,
	2018		2019
	RMB	US$	RMB	US$
	(in thousands)
Audit fees(1)	7,316	1,064	4,398	632

(1) Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant in relation to the audit of our annual financial statements, review of our quarterly financial statements and services related to our initial public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On February 13, 2020, we engaged Marcum Bernstein & Pinchuk LLP, or MarcumBP, as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the years ended December 31, 2019. Ernst & Young Hua Ming LLP, or EY, which previously was our independent registered public accounting firm, did not stand for re-appointment, effective from January 20, 2020.

The decision to engage MarcumBP was recommended by our Audit Committee and approved by our Board of Directors.

EY’s report on our consolidated financial statements as of December 31, 2018 and for each of the years ended December 31, 2017 and 2018 did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During each of the years ended December 31, 2018 and 2019, and the subsequent interim period through January 20, 2020, we did not have any disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with EY on any matters of accounting principle or practice, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of EY, would have been referred to in their report.

During each of the years ended December 31, 2018 and 2019, and through January 20, 2020, there were no “reportable events”, as defined below, requiring disclosure by us pursuant to Item 16F(a)(1)(v) of Form 20-F, other than as the material weakness in internal control over financial reporting disclosed in this Item 16F.

In the course of auditing our consolidated financial statements for the years ended December 31, 2016 and 2017, a material weakness in internal control over financial reporting was identified which is related to our insufficient number of financial reporting personnel with appropriate level of knowledge and experience in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements. The material weakness remains as of December 31, 2018.

The matter described above constitute a reportable event. Our Audit Committee has discussed the reportable event above with EY and we authorized EY to respond fully to the inquiries of MarcumBP concerning this reportable event.

For purposes of this Item 16F, the term “reportable events” means any of the following events:

(A) The accountant’s having advised the registrant that the internal controls necessary for the registrant to develop reliable financial statements do not exist;

(B) The accountant’s having advised the registrant that information has come to the accountant’s attention that has led it to no longer be able to rely on management’s representations, or that has made it unwilling to be associated with the financial statements prepared by management;

(C) (1) The accountant’s having advised the registrant of the need to expand significantly the scope of its audit, or that information has come to the accountant’s attention during the time period covered by Item 16F(a)(1)(iv), that if further investigated may: (i) Materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or (ii) Cause it to be unwilling to rely on management’s representations or be associated with the registrant’s financial statements; and (2) Due to the accountant’s resignation (due to audit scope limitations or otherwise) or dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigation; or

(D)(1) The accountant’s having advised the registrant that information has come to the accountant’s attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and (2) Due to the accountant’s resignation, dismissal or declination to stand for reelection, or for any other reason, the issue has not been resolved to the accountant’s satisfaction prior to its resignation, dismissal or declination to stand for re-election.

We provided a copy of this disclosure to EY and requested that EY furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of EY’s letter dated June 4, 2020 is attached herewith as Exhibit 16.1.

ITEM 16G. CORPORATE GOVERNANCE

Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands exempted company, and our chief executive officer is not required under applicable Cayman Islands law to make such a certification. Pursuant to the exceptions granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual.

Section 303A.07(a) of the NYSE Listed Company Manual requires a listed company to have an audit committee composed a minimum of three members. We are a Cayman Islands exempted company, and there are no requirements under applicable Cayman Islands law that correspond to this section of the NYSE Listed Company Manual. Pursuant to the exceptions granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice and are exempted from the requirements of Section 303A.07(a) of the NYSE Listed Company Manual.

In addition, we are a “controlled company” under the New York Stock Exchange Listed Company Manual because Mr. Hong Yao beneficially owns a majority of the aggregate voting power of our company. We opt to rely on certain exemptions that are available to controlled companies from NYSE corporate governance requirements, including the following, which we do not intend to meet voluntarily:

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

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. As a result of our use of the “controlled company” exemptions and the “home country” exceptions, holders of our ADSs will not have the same protection afforded to shareholders of companies that are subject to all of NYSE corporate governance requirements.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

2.1	Registrant’s Specimen American Depositary Receipt (included in exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on November 7, 2018)

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-227701), as amended, initially filed with the Securities and Exchange Commission on October 4, 2018)

2.4*	Description of Securities

4.1	2018 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on September 7, 2018)

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.4	English translation of the form Share Pledge Agreement among Weidai Co., Ltd., Weidai Financial Information and each shareholder of Weidai Financial Information dated April 10, 2018(incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.5	English translation of the Exclusive Business Cooperation Agreement among Weidai Co., Ltd. and Weidai Financial Information dated April 10, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.6	English translation of the Power of Attorney executed by shareholders of Weidai Financial Information dated April 10, 2018 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

Exhibit Number	Description of Document

4.7	English translation of the Exclusive Call Option Agreement among Weidai Co., Ltd., Weidai Financial Information and shareholders of Weidai Financial Information dated April 10, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.8	English translation of the Spouse Consent Letter signed by the spouse of Mr. Hong Yao dated April 10, 2018 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.9	Financial Support Undertaking Letter issued by the Registrant to Weidai Financial Information, dated April 10, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.10	Equity Transfer Agreement among Weidai Hong Kong Limited, the shareholders of Rymo Technology Industry Limited and Rymo Technology Industry Limited dated June 6, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.11	Form Share Pledge Agreement among Weidai Co., Ltd., Yuntuo and each shareholder of Yuntuo dated January 28, 2019 (incorporated herein by reference to Exhibit 4.11 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 16, 2019)

4.12	Exclusive Business Cooperation Agreement among Weidai Co., Ltd. and Yuntuo dated January 28, 2019 (incorporated herein by reference to Exhibit 4.12 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 16, 2019)

4.13	Power of Attorney executed by shareholders of Yuntuo dated January 28, 2019 (incorporated herein by reference to Exhibit 4.13 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 16, 2019)

4.14	Exclusive Call Option Agreement among Weidai Co., Ltd., Yuntuo and shareholders of Yuntuo dated January 28, 2019 (incorporated herein by reference to Exhibit 4.14 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 16, 2019)

4.15	Spouse Consent Letter signed by the spouse of Mr. Hong Yao dated January 28, 2019 (incorporated herein by reference to Exhibit 4.15 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 16, 2019)

8.1*	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm

15.3*	Consent of CM Law Firm

16.1*	Letter dated June 4, 2020 from Ernst & Young Hua Ming LLP, pertaining to the change in independent public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Weidai Ltd.

By:	/s/ Feng Chen
Name:	Feng Chen
Title:	Chief Financial Officer

Date: June 4, 2020

WEIDAI LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Weidai Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Weidai Ltd. (the "Company") as of December 31, 2019, the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition in 2019 due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (Topic 606), as amended, effective January 1, 2019, using the modified retrospective approach.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2020

Beijing, China

June 4, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Weidai Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Weidai Ltd. (the "Company") as of December 31, 2018, the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

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

/s/ Ernst & Young Hua Ming LLP

We served as the Company’s auditor from 2018 to 2020.

Guangzhou, The People’s Republic of China

April 16, 2019

WEIDAI LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,741,911	1,075,557	154,494
Restricted cash	1,619,937	1,140,819	163,868
Loans and advances, net (net of allowance of RMB764,323 and RMB1,257,824 (US$180,675) as of December 31, 2018 and 2019, respectively)	1,482,368	1,517,876	218,029
Short-term investments	4,100	-	-
Prepaid expenses and other assets	560,165	441,332	63,393
Amounts due from related parties	21,797	24,052	3,455
Total current assets	5,430,278	4,199,636	603,239
Non-current assets:
Restricted cash	19,368	-	-
Long-term investments	13,333	13,574	1,950
Loans and advances, net (net of allowance of RMB6,027 and RMB1,801 (US$259) as of December 31, 2018 and 2019, respectively)	421,564	49,643	7,131
Prepaid expenses and other assets	7,606	23,429	3,365
Property, equipment and software, net	88,731	59,783	8,587
Goodwill	5,812	5,812	835
Deferred tax assets	329,796	675,089	96,970
Total non-current assets	886,210	827,330	118,838
TOTAL ASSETS	6,316,488	5,026,966	722,077

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB3,570,407 and RMB2,476,965 (US$355,794) as of December 31, 2018 and 2019, respectively):
Payable to institutional funding partners and online investors	1,005,236	289,026	41,516
Current account with online investors and borrowers	2,005,605	1,275,210	183,172
Income tax payable	70,679	237,102	34,058
Accrued expenses and other liabilities	501,439	397,406	57,083
Amounts due to related parties	28,728	29,050	4,173
Deferred revenue	11,962	-	-
Contract liabilities	-	271,741	39,033
Total current liabilities	3,623,649	2,499,535	359,035
Non-current liabilities (including non-current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB475,613 and RMB249,726 (US$35,870) as of December 31, 2018 and 2019, respectively):
Payable to institutional funding partners and online investors	450,160	51,444	7,389
Deferred revenue	11,343	-	-
Contract liabilities	-	198,282	28,481
Other non-current liabilities	14,110	-	-
Total non-current liabilities	475,613	249,726	35,870
Total liabilities	4,099,262	2,749,261	394,905

Commitments and contingencies

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	As of December 31,
	2018	2019
	RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares (par value of US$0.000002 per share; and 35,375,777 and 35,390,055 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	-	-	-
Class B ordinary shares (par value of US$0.000002 per share; 35,071,400 and 35,071,400 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	1	1	-
Additional paid-in capital	1,170,956	1,235,752	177,505
Accumulated other comprehensive loss	(2,700)	(2,510)	(361)
Retained earnings	1,040,443	1,038,323	149,146
Total Weidai Ltd. shareholder’s equity	2,208,700	2,271,566	326,290
Noncontrolling interests	8,526	6,139	882
Total shareholders’ equity	2,217,226	2,277,705	327,172
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,316,488	5,026,966	722,077

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net revenues:
Loan facilitation services (including related party amounts of RMB851, RMB781 and nil for the years ended December 31, 2017, 2018 and 2019, respectively)	2,691,953	3,155,721	-	-
Post facilitation services	300,185	342,052	-	-
Loan service fee (including related party amounts of nil, nil and RMB306 (US$44) for the years ended December 31, 2017, 2018 and 2019, respectively)	-	-	2,955,050	424,466
Other revenues (including related party amounts of RMB3,740, RMB13,362 and nil for the years ended December 31, 2017, 2018 and 2019, respectively)	305,037	189,712	273,433	39,276
Financing income	303,292	402,750	195,364	28,062
Less: Funding costs	(39,056)	(156,138)	(50,610)	(7,270)
Net financing income	264,236	246,612	144,754	20,792
Business related taxes and surcharges	(15,981)	(20,623)	(15,743)	(2,261)
Total net revenues	3,545,430	3,913,474	3,357,494	482,273
Provision for loans and advances	(484,063)	(751,572)	(1,239,962)	(178,109)
Net revenues after provision for loans and advances	3,061,367	3,161,902	2,117,532	304,164
Operating costs and expenses:
Provision for financial guarantee liabilities	-	(21,712)	(19,206)	(2,759)
Origination and servicing (including related party amounts of RMB260,026, RMB162,853 and RMB73,008 (US$10,485) for the years ended December 31, 2017, 2018 and 2019, respectively)	(1,784,914)	(1,757,935)	(1,388,640)	(199,466)
Sales and marketing (including related party amounts of RMB7,978, RMB9,631 and nil for the years ended December 31, 2017, 2018 and 2019, respectively)	(273,838)	(221,117)	(138,068)	(19,832)
General and administrative (including related party amounts of RMB21,387, RMB276 and nil for the years ended December 31, 2017, 2018 and 2019, respectively)	(316,772)	(379,415)	(281,956)	(40,500)
Research and development	(100,966)	(139,318)	(81,664)	(11,730)
Total operating costs and expenses	(2,476,490)	(2,519,497)	(1,909,534)	(274,287)

The accompanying notes are an integral part of the consolidated financial statements

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Income from operations	584,877	642,405	207,998	29,877
Interest income, net	30,303	66,791	39,616	5,690
Government subsidies	53,616	70,351	106,873	15,351
Other (expense) income, net	(772)	(15,288)	13,998	2,011
Net income before income taxes	668,024	764,259	368,485	52,929
Income tax expenses	(193,203)	(159,629)	(105,243)	(15,117)
Net income	474,821	604,630	263,242	37,812
Net income attributable to noncontrolling interests	-	(3,011)	(9,632)	(1,384)
Net income attributable to Weidai Ltd.’s shareholders	474,821	601,619	253,610	36,428
Dividends declared to preferred shareholders	(8,604)	-	-	-
Reversal of accretion on Series C preferred shares	-	120,000	-	-
Net income attributable to ordinary shareholders	466,217	721,619	253,610	36,428
Earnings per share:
Basic	7.25	10.93	3.60	0.52
Diluted	7.25	10.93	3.60	0.52

Shares used in earnings per share computation:
Basic	48,392,050	50,954,061	70,449,524	70,449,524
Diluted	51,466,450	50,954,061	70,449,524	70,449,524

Other comprehensive (loss) income
Foreign currency translation adjustment	-	(2,700)	190	27
Comprehensive income	474,821	601,930	263,432	37,839
Comprehensive income attributable to noncontrolling interests	-	(3,011)	(9,632)	(1,384)
Comprehensive income attributable to Weidai Ltd.’s shareholders	474,821	598,919	253,800	36,455
Dividends declared to preferred shareholders	(8,604)	-	-	-
Reversal of accretion on Series C preferred shares	-	120,000	-	-
Comprehensive income attributable to ordinary shareholders	466,217	718,919	253,800	36,455

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	Attributable to Weidai Ltd.
	Ordinary Shares		Preferred Shares				(Accumulated	Total Weidai
	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	Subscription receivables	deficit)/ Retained earnings	Ltd. shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	48,392,050	1	-	-	468,352	-	(123,769)	344,584	2,000	346,584
Dividends declared	-	-	-	-	-	-	(32,228)	(32,228)	-	(32,228)
Acquisition of noncontrolling interests	-	-	-	-	-	-	-	-	(2,000)	(2,000)
Net income	-	-	-	-	-	-	474,821	474,821	-	474,821
Balance as of December 31, 2017	48,392,050	1	-	-	468,352	-	318,824	787,177	-	787,177

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	Attributable to Weidai Ltd.
	Ordinary Shares		Preferred Shares		Class A ordinary shares		Class B ordinary shares
	Number of Shares	Amount	Number of Shares	Amount	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total Weidai Ltd. shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	48,392,050	1	-	-	-	-	-	-	468,352	-	318,824	787,177	-	787,177
Modification of Series A preferred shares	-	-	9,146,250	18,856	-	-	-	-	-	-	-	18,856	-	18,856
Conversion of ordinary shares to Class B ordinary shares	(35,071,400)	(1)	-	-	-	-	35,071,400	1	-	-	-	-	-	-
Conversion of ordinary shares to Class A ordinary shares	(13,320,650)	-	-	-	13,320,650	-	-	-	-	-	-	-	-	-
Conversion of preferred shares to Class A ordinary shares	-	-	(9,146,250)	(18,856)	17,098,700	-	-	-	268,910	-	-	250,054	-	250,054
Issuance of ordinary shares upon Initial Public Offering ("IPO") and underwriters’ exercise of over-allotment, net of issuance costs	-	-	-	-	4,956,427	-	-	-	286,403	-	-	286,403	-	286,403
Share-based compensation	-	-	-	-	-	-	-	-	147,291	-	-	147,291	-	147,291
Establishment of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	4,900	4,900
Acquisition of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	615	615
Other comprehensive loss	-	-	-	-	-	-	-	-	-	(2,700)	-	(2,700)	-	(2,700)
Net income	-	-	-	-	-	-	-	-	-	-	601,619	601,619	3,011	604,630
Reversal of accretion on Series C preferred shares	-	-	-	-	-	-	-	-	-	-	120,000	120,000	-	120,000
Balance as of December 31, 2018	-	-	-	-	35,375,777	-	35,071,400	1	1,170,956	(2,700)	1,040,443	2,208,700	8,526	2,217,226
Adoption of ASC 606	-	-	-	-	-	-	-	-	-	-	(255,730)	(255,730)	-	(255,730)
Balance as of January 1, 2019	-	-	-	-	35,375,777	-	35,071,400	1	1,170,956	(2,700)	784,713	1,952,970	8,526	1,961,496
Dividends declared by a subsidiary	-	-	-	-		-	-	-	-	-	-	-	(6,646)	(6,646)
Exercise of restricted shares	-	-	-	-	14,278	-	-	-	-	-	-	-	-	-
Disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(5,373)	(5,373)
Shared-based compensation	-	-	-	-	-	-	-	-	64,796	-	-	64,796	-	64,796
Other comprehensive loss	-	-	-	-	-	-	-	-	-	190	-	190	-	190
Net income	-	-	-	-	-	-	-	-	-	-	253,610	253,610	9,632	263,242
Balance as of December 31, 2019	-	-	-	-	35,390,055	-	35,071,400	1	1,235,752	(2,510)	1,038,323	2,271,566	6,139	2,277,705
Balances as of December 31, 2019, in US$		-		-		-		-	177,505	(361)	149,146	326,290	882	327,172

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	474,821	604,630	263,242	37,812
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loans and advances	484,063	751,572	1,239,962	178,109
Depreciation and amortization	12,747	42,431	42,586	6,117
Loss on disposal of property and equipment	-	7,305	1,721	247
Share-based compensation expenses	40,719	106,571	64,796	9,307
Loss on disposals of cost method investments	-	963	-	-
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(24,895)	(67,408)	110,010	15,803
Amounts due from related parties	65,032	(12,629)	(2,255)	(324)
Deferred tax assets	(124,887)	(171,230)	(260,050)	(37,354)
Current account with online investors and borrowers	993,254	122,159	(730,395)	(104,915)
Income tax payable	131,888	(172,659)	166,423	23,905
Accrued expenses and other liabilities	231,062	30,514	(114,995)	(16,515)
Amounts due to related parties	1,352	(34,172)	322	46
Deferred revenue and Contract liabilities	(1,079)	6,727	105,745	15,189
Net cash provided by operating activities	2,284,077	1,214,774	887,112	127,427

Cash flows from investing activities:
Purchase of short-term investments	(11,423,820)	(3,687,100)	(5,500)	(790)
Redemption of short-term investments	11,415,320	3,691,500	9,600	1,379
Payments to originate loans and advances	(6,885,314)	(7,430,624)	(11,053,947)	(1,587,800)
Proceeds from collection of loans and advances	4,360,261	7,103,783	10,150,398	1,458,013
Addition of long-term investments	(346,000)	(1,513,040)	(241)	(35)
Redemption of long-term investments	-	1,563,040	-	-
Disposals of cost method investments	-	295,037	-	-
Cash and cash equivalents paid for business combinations	-	(4,500)	-	-
Cash and cash equivalents acquired from business combinations	-	8,045	-	-
Purchase of property, equipment and software	(62,368)	(32,609)	(22,359)	(3,212)
Net cash used in investing activities	(2,941,921)	(6,468)	(922,049)	(132,445)

Cash flows from financing activities:
Proceeds from short-term borrowings	200,000	(200,000)	-	-
Proceeds from institutional funding partners and online investors	4,627,087	3,399,266	-	-
Payments to institutional funding partners and online investors	(2,587,336)	(4,193,719)	(1,114,926)	(160,149)
Proceeds (payment) for IPO and underwriters’ exercise of over-allotment, net of issuance costs	-	302,670	(15,167)	(2,179)
Contribution from noncontrolling interests	-	4,900	-	-
Distribution to noncontrolling interests	(2,000)	-	-	-
Payments of dividends to shareholders	(32,228)	-	-	-
Net cash provided by (used in) financing activities	2,205,523	(686,883)	(1,130,093)	(162,328)

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	-	(2,700)	190	27
Net increase (decrease) in cash, cash equivalents and restricted cash	1,547,679	518,723	(1,164,840)	(167,319)
Cash, cash equivalents and restricted cash at the beginning of the year	1,314,814	2,862,493	3,381,216	485,681
Cash, cash equivalents and restricted cash at the end of the year	2,862,493	3,381,216	2,216,376	318,362

Supplemental disclosure of cash flow information:
Interest paid	43,524	161,735	50,610	7,270
Income taxes paid	219,988	494,928	255,309	36,673

Non-cash activities:
Accretion on Series C convertible redeemable preferred shares to redemption value	-	120,000	-	-
Deferred IPO costs included in accrued expenses and other liabilities	-	16,267	-	-

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	1,765,572	1,741,911	1,075,557	154,494
Restricted cash – current	1,092,921	1,619,937	1,140,819	163,868
Restricted cash – non-current	4,000	19,368	-	-
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	2,862,493	3,381,216	2,216,376	318,362

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

Reorganization transactions

In preparation of its IPO in the United States, the following transactions were undertaken to reorganize the legal structure of the Company. On February 5, 2018, the Company set up a wholly-owned subsidiary, Weidai HK Limited (“Weidai HK”) in Hong Kong. On March 15, 2018, Weidai HK set up a wholly-owned subsidiary, Weidai Co., Ltd. (“Weidai Co.”) in the PRC. On April 10, 2018, the Company, through Weidai Co., entered into a series of contractual agreements with Weidai (Hangzhou) Financial Information Service Ltd. (“Weidai (Hangzhou), or the “VIE”) and its shareholders (the “VIE Agreements”) to transfer the business operations of the VIE to the Company. In return, the Company issued 48,392,050 of ordinary shares to YAOH WDAI LTD, an entity controlled by Mr. Yao Hong (“the Founder”) and the other ordinary shareholders of the VIE, as well as 9,146,250 of Series A preferred shares, 1,829,250 of Series A+ preferred shares, 3,048,800 of Series B preferred shares, 3,074,400 of Series C preferred shares to the respective series of preferred shareholders of the VIE. On January 28, 2019, the Company, through Weidai Co., entered into a series of contractual arrangements with Yuntuo Group Co., Ltd. (“Yuntuo”, or the VIE) and its shareholders (the “VIE Agreements”), to conduct a portion of the business through Yuntuo.

As all the entities involved in the process of the Reorganization are under common control before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

On November 15, 2018, the Company completed its IPO on the New York Stock Exchange (Note 15).

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

As of December 31, 2019, the Company’s subsidiaries, VIEs and primary subsidiaries of VIEs are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
Weidai HK Limited	February 5, 2018	Hong Kong	100%	Investment holding
Weidai Co., Ltd.	March 15, 2018	PRC	100%	Investment holding
Rymo Technology Industry Limited	September 22, 2009	Hong Kong	100%	Investment holding
Weidai Singapore PTE. LTD.	February 28, 2019	Singapore	100%	Online finance marketplace business
QianTang (Philippines) Lending Inc.	May 31, 2019	Philippines	100%	Online finance marketplace business
Zhejiang Qunshuo Electronics Co., Ltd.	August 7, 2014	PRC	100%	Internet Technology
Youxian Weirui Technology Co., Ltd.	June 17, 2019	PRC	100%	Internet Technology
Shanghai Zaohui Finance Lease Co., Ltd.	December 18, 2015	PRC	100%	Asset Management
Hangzhou Weian Finance Lease Co., Ltd.	October 21, 2016	PRC	100%	Asset Management

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
VIEs
Weidai (Hangzhou) Financial Information Service Ltd.	December 25, 2014	PRC	Nil	Online finance marketplace business
Yuntuo Group Co., Ltd.	January 15, 2019	PRC	Nil	Online finance marketplace business

Subsidiaries of the VIEs
Qianwei (Hangzhou) Technology Co., Ltd.	September 29, 2015	PRC	Nil	Asset Management
Ruituo (Hangzhou) Internet Financial Information Services Co., Ltd.	July 30, 2015	PRC	Nil	Asset Management
Yiwu Weirui Internet Technology Co., Ltd.	September 29, 2015	PRC	Nil	Asset Management
Hangzhou Yiqitou Investment Advisory Co., Ltd.	October 28, 2016	PRC	Nil	Consulting
Liangche (Hangzhou) Internet Technology Co., Ltd.	February 21, 2017	PRC	Nil	Internet Technology
Hangzhou Yaowei Technology Co., Ltd.	January 24, 2018	PRC	Nil	Technology development and service
Hangzhou Jiujiu Financial Information Services Co., Ltd.	August 25, 2015	PRC	Nil	Finance information service
Hangzhou Hengting Information Consultancy Co., Ltd.	December 11, 2019	PRC	Nil	Information Consulting
Shanghai Tingji Technology Co., Ltd.	September 24, 2019	PRC	Nil	Internet Technology
Haikou Chengfan Technology Co., Ltd.	September 25, 2019	PRC	Nil	Internet Technology
Beihai Hongri Technology Co., Ltd.	August 30, 2019	PRC	Nil	Internet Technology
Beijing Jiyun Technology Co., Ltd.	July 2, 2019	PRC	Nil	Internet Technology
Fuzhou Weidai Online Microcredit Co., Ltd.	June 23, 2017	PRC	Nil	Micro-loan business
Hangzhou Yaohong Technology Co., Ltd.	April 7, 2016	PRC	Nil	Internet Technology

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its websites and primarily conducts its business in PRC through the VIEs and the subsidiaries of the VIEs. On April 10, 2018 and January 28, 2019, the Company entered into share pledge agreements with the nominee shareholders of the VIEs through its wholly-owned subsidiary in the PRC, for the equity interests in the VIEs held by the shareholders of the VIEs. In addition, the Company entered into a power of attorney and an exclusive call option agreement with the VIEs and nominee shareholders of the VIEs through its wholly-owned subsidiaries in the PRC, which provide its wholly-owned subsidiary the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. The Company agreed to provide unlimited financial support to the VIEs for its operations which obligated the Company to absorb losses of the VIEs that could potentially be significant to the VIEs. In addition, pursuant to the resolution of all shareholders of the Company and the resolution of the board of directors of the Company on April 10, 2018 and January 28, 2019 (the “Resolutions”), the rights under the aforementioned power of attorney and the exclusive call option agreement were assigned to the board of directors of the Company (the “Board”) or any officer authorized by the Board, which entitle the Company or its wholly-owned subsidiary to receive economic benefits from the VIEs that potentially could be significant to the VIEs.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Despite the lack of technical majority ownership, the Company has effective control of the VIEs through a series of VIE Agreements and a parent-subsidiary relationship exists between the Company and the VIEs. Through the VIE Arrangements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, through the exclusive business operation agreement, the Company, through its wholly-owned subsidiary in the PRC, have the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and its subsidiaries as required by SEC Regulation S-X Rule 3A-02 and ASC topic 810 (“ASC 810”), Consolidation.

The principal terms of the VIE Agreements are further described below:

(1) Power of Attorney:

Pursuant to the power of attorney signed between Weidai (Hangzhou)’s and Yuntuo’s nominee shareholders and Weidai Co., each nominee shareholder irrevocably appointed Weidai Co. as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of its equity interest in Weidai (Hangzhou) and Yuntuo (including but not limited to executing the exclusive right to purchase agreements, the voting rights and the right to appoint directors and executive officers of Weidai (Hangzhou) and Yuntuo. This agreement is effective and irrevocable as long as the nominee shareholder remains a shareholder of Weidai (Hangzhou) and Yuntuo.

(2) Exclusive Call Option Agreement:

Pursuant to the exclusive call option agreement entered into amongst the Company, Weidai (Hangzhou)’s and Yuntuo’s nominee shareholders and Weidai Co., the nominee shareholders irrevocably granted Weidai Co. a call option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the VIEs, or any or all of the assets of VIEs, to Weidai Co., or its designees. The purchase price of the equity interests in the VIEs is equal to the minimum price required by PRC law. The purchase price of the VIEs’ assets is equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher. Without Weidai Co.’s prior written consent, the VIEs and its nominee shareholders may not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees, etc. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets are distributed, the nominee shareholders are required to transfer all distribution received to Weidai Co. or their designees. This agreement is not terminated until all of the equity interest of the VIEs has been transferred to Weidai Co. or the person(s) designated by Weidai Co. None of the nominee shareholders have the right to terminate or revoke the agreement under any circumstance unless otherwise regulated by law.

(3) Exclusive Business Cooperation Agreement:

Pursuant to the exclusive business cooperation agreement entered into amongst Weidai Co. and Weidai (Hangzhou) and Yuntuo, Weidai Co. provides exclusive technical support and consulting services in return for fees based on 100% of Weidai (Hangzhou)’s net income, which is adjustable at the sole discretion of Weidai Co.. Without Weidai Co.’s consent, the VIEs and its subsidiaries cannot procure services from any third party or enter into similar service arrangements with any other third party, except for the ones appointed by Weidai Co.. This agreement is irrevocable or can only be unilaterally revoked or amended by Weidai Co.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

(4) Share Pledge Agreement:

Pursuant to the share pledge agreements amongst the Company and Weidai (Hangzhou)’s and Yuntuo’s nominee shareholders, each nominee shareholder of the VIEs pledged all of their respective equity interests in the VIEs to Weidai Co. as continuing first priority security interest to guarantee the performance of these nominee shareholders and the VIEs’ obligations under the shareholder voting rights proxy agreement, the exclusive call option agreement and the exclusive business cooperation agreement. Weidai Co. is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If Weidai (Hangzhou) and Yuntuo or any of the nominee shareholder breaches its contractual obligations, Weidai Co. is entitled to certain rights regarding the pledged equity interests, including the right to receive proceeds from the auction or sale of all or part of the pledged equity interests of Weidai (Hangzhou) and Yuntuo in accordance with PRC law. None of the nominee shareholders may, without the prior written consent of Weidai Co., assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIEs. This agreement is not terminated until all of the technical support and consulting and service fees are fully paid under the exclusive business cooperation agreement and all of Weidai (Hangzhou)’s and Yuntuo’s obligations have been terminated under the other controlling agreements. As of May 23, 2018, the Company completed the registration of all the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law for Weidai (Hangzhou). As of March 1, 2019, the Company completed the registration of all the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law for Yuntuo.

(5) Financial support undertaking letter:

Pursuant to the financial support undertaking letter, the Company is obligated to provide unlimited financial support to the Weidai (Hangzhou), to the extent permissible under the applicable PRC laws and regulations. The Company will not request repayment of the loans or borrowings if the Weidai (Hangzhou) or its shareholders do not have sufficient funds or are unable to repay.

(6) Resolutions of all shareholders and resolution of the board of directors of Weidai Ltd.:

The shareholders and the Company’s Board resolved that the rights under the shareholder voting rights proxy agreements and the exclusive call option agreements were assigned to the board of directors of the Company or any officer authorized by the Board.

In the opinion of the Company’s legal counsel, (i) the ownership structure of the Company and its VIEs is in compliance with PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and not in violation of current PRC laws or regulations; (iii) the resolutions are valid in accordance with the articles of association of the Company and Cayman Islands law.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIEs may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIEs.

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

The table sets forth the assets and liabilities of the VIEs and subsidiaries of VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Current assets:
Cash and cash equivalents	1,419,293	539,491	77,493
Restricted cash	1,619,937	1,140,819	163,868
Loans and advances, net	1,482,368	1,517,876	218,029
Short-term investments	4,100	-	-
Prepaid expenses and other assets	553,251	438,842	63,036
Amounts due from related parties	42,680	49,815	7,155
Total current assets	5,121,629	3,686,843	529,581
Non-current assets:
Restricted cash	19,368	-	-
Long-term investments	13,333	13,333	1,915
Loans and advances, net	421,564	49,643	7,131
Prepaid expenses and other assets	7,606	23,429	3,365
Property, equipment and software, net	88,684	58,638	8,423
Goodwill	3,067	3,067	441
Deferred tax assets	329,796	675,089	96,970
Total non-current assets	883,418	823,199	118,245
Total assets	6,005,047	4,510,042	647,826

Current liabilities:
Payable to institutional funding partners and online investors	1,005,236	289,026	41,516
Current account with online investors and borrowers	2,005,605	1,275,210	183,172
Income tax payable	59,461	228,573	32,832
Accrued expenses and other liabilities	459,415	383,365	55,067
Amounts due to related parties	452,518	628,414	90,266
Contract liabilities	-	271,741	39,033
Deferred revenue	11,962	-	-
Total current liabilities	3,994,197	3,076,329	441,886
Non-current liabilities:
Payable to institutional funding partners and online investors	450,160	51,444	7,389
Contract liabilities	-	198,282	28,481
Deferred revenue	11,343	-	-
Other non-current liabilities	14,110	-	-
Total non-current liabilities	475,613	249,726	35,870
Total liabilities	4,469,810	3,326,055	477,756

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

The table sets forth the results of operations of the VIEs and subsidiaries of VIEs included in the Company’s consolidated statements of comprehensive income:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net revenues	3,545,430	3,917,701	2,709,562	389,204
Net income	474,821	231,872	27,298	3,921

The table sets forth the cash flows of the VIEs and subsidiaries of VIEs included in the Company’s consolidated statements of cash flows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash provided by operating activities	2,284,077	1,204,835	2,242,135	322,063
Net cash used in investing activities	(2,941,921)	(9,916)	(913,760)	(131,253)
Net cash provided by (used in) financing activities	2,205,523	(998,814)	(1,114,926)	(160,149)

As of December 31, 2018 and 2019, there was no pledge or collateralization of the assets of the VIEs and its subsidiaries. The amount of the net assets of the VIEs and subsidiaries of VIEs was RMB1,535,237 and RMB1,183,987 (US$170,070) as of December 31, 2018 and 2019, respectively. The creditors of the VIEs and subsidiaries of VIEs’ third-party liabilities did not have recourse to the general credit of the primary beneficiary in the normal course of business. The Company did not provide nor intended to provide additional financial or other support not previously contractually required to the VIEs and subsidiaries of VIEs during the years presented.

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries for which the Company is the primary beneficiary. All significant inter-company balances and transactions between the Company, its subsidiaries, VIEs and VIEs’ subsidiaries are eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company's consolidated financial statements include, but are not limited to, revenue recognition, allowance for loans and advances, financial assets receivable and guarantee liabilities, useful life of long-lived assets, share-based compensation, valuation allowance for deferred tax assets, uncertain tax positions, short-term and long-term investments, and the purchase price allocation with respect to business combinations and impairment of goodwill. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

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

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the readers have been calculated at the exchange rate of RMB6.9618 per US$1.00 on December 31, 2019, the last business day in fiscal year 2019, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents.

Restricted cash

The Company’s restricted cash mainly represents (i) cash received but has not yet been disbursed, including idle funds due to investors whom recharge to the accounts on the platform but have not yet invested or fully funded the loans and funds due to borrowers that investors lend to borrowers but borrowers have not yet withdrawn. Such funds were processed through a designated bank account. As of December 31, 2018, and 2019, the restricted cash related to cash not yet disbursed amounted to RMB1,583,178 and RMB1,020,151 (US$146,535), respectively; and (ii) cash held by banks as guarantee deposits paid on contracts and other restrictions amounted to RMB56,127 and RMB120,668 (US$17,333) as of December 31, 2018 and 2019, respectively.

Short-term investments

Short term investments consist of held-to-maturity investments and available-for-sale investments.

Investments classified as held-to-maturity investments are stated at amortized cost. Investments classified as available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are reported net of tax in accumulated other comprehensive income until realized.

The Company’s available-for-sale debt securities consist of financial products with maturities of less than one year purchased from commercial banks.

The Company reviews its investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments. If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Company’s intent and ability to hold the investment. OTTI is recognized as a loss in the income statement.

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

The allowance for loans and advances losses is calculated based on the Company’s historical loss experience using a roll rate-based model. The roll rate-based model stratifies the loan principal and interest receivables by delinquency stages (i.e., current, 1-30 days past due, and 31-60 days past due etc.) and projected forward in one-month increments using historical roll rates. In each month of the simulation, losses on the loans and advances types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate calculated for each delinquency stage is then applied to the respective loans and advances balance. The Company adjusts the allowance that is determined by the roll rate-based model for various Chinese macroeconomic factors i.e. gross-domestic product rates, per capita disposable income, interest rates and consumer price indexes. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.

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

The Company derecognizes the acquired non-performing loan when the non-performing loan is settled through foreclosure or repayment by the borrower. Any difference between the proceeds from sale of the collateral or subsequent payments made by the borrowers, and the acquired non-performing loan balance is recognized in other revenues in the consolidated statements of comprehensive income.

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

Subsequent to the initial recognition, the non-contingent aspect of the risk assurance liability is reduced over the term of the arrangement as the Company is released from its stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. The Company considers the underlying risk profile including delinquency status, overdue period, and historical loss experience when assessing the probability of contingent loss. Borrowers are grouped based on common risk characteristics, such as product type. The Company measured contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral. The amount of provision for financial guarantee liabilities was nil, RMB21,712 and RMB19,206 (US$2,759) for the years ended December 31, 2017, 2018 and 2019. The maximum potential undiscounted future payment which the Company would be required to make under its guarantee obligation is RMB2,938,661 and RMB3,030,654 (US$435,326) as of December 31, 2018 and 2019, respectively.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Long-term Investments

The Company’s long-term investments consist of cost method investments. In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have control or significant influence and for which there is no readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. The Company regularly evaluates the impairment of the investment based on the performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized in earnings is equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. No impairment loss on the cost method investments was recognized for the years ended December 31, 2017, 2018 and 2019.

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

		Fair value measurement or disclosure at December 31, 2018 using
	Total fair value at December 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	RMB	RMB	RMB
Fair value disclosure
Loans and advances, net – non-current	421,564	—	421,564	—
Long-term payable to institutional funding partners and online investors	419,039	—	419,039	—
Fair value measurements
Recurring
Recurring short-term investments Available-for-sale debt securities	4,100	—	4,100	—

			Fair value measurement or disclosure at December 31, 2019 using
	Total fair value at December 31, 2019		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	RMB	US$	RMB	RMB	RMB
Fair value disclosure
Loans and advances, net – non-current	49,643	7,131	—	49,643	—
Long-term payable to institutional funding partners and online investors	49,866	7,163	—	49,866	—
Fair value measurements
Recurring
Recurring short-term investments Available-for-sale debt securities	—	—	—	—	—

The Company had no financial assets and liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2018 and 2019.

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

Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated based on the excess of carrying value of the asset over its fair value. No impairment loss was recognized for the years ended December 31, 2017, 2018 and 2019.

Research and development expenses

Research and development expenses are primarily incurred in the development of new services, new features and general improvement of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No research and development costs were capitalized during the years ended December 31, 2017, 2018 and 2019. The Company recognized research and development expenses amounted to RMB100,966, RMB139,318 and RMB81,664 (US$11,730) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Revenue recognition

The Company operates an online platform which matches borrowers with investors. The Company’s platform enables investors to directly invest in individual loans or subscribe to the Company’s investment programs which provide them with pre-specified investment returns while minimizing the time needed to manage their investments. The Company’s arrangements with customers can be broadly categorized into three types of arrangements.

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

In the second type of arrangement, the Company does not advance funds to the borrowers prior to a loan being subscribed by the institutional funding partners and online investors. Furthermore, the Company may provide a guarantee to the institutional funding partners and online investors which guarantees the contractual payments of the loan in the event the borrower defaults. The Company determined it is not the legal lender and legal borrower in the loan origination and repayment process, respectively. Therefore, the Company does not record loan receivables and payables arising from the loans between borrowers and the institutional funding partners and online investors on its consolidated balance sheets.

In the third type of arrangement, the Company advances funds to the borrowers prior to a loan being subscribed by the investors. The Company provides a guarantee which guarantees the contractual payments of the loan in the event the borrower defaults. As the transaction does not represent a transfer of an entire financial asset or a participating interest and is not legally isolated from the Company, the arrangement is accounted for as loan origination by the Company and a secured borrowing in accordance with ASC 860, Transfers and Servicing.

After adoption of ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606)" with modified retrospective method

The Company provides loan solution services which include facilitating and monitoring the execution of loan agreements. Borrowers make repayments through the Company, and the Company will then remit the requisite returns to the investors on a periodic basis.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

The Company also generates revenue from other contingent fees, such as late payment penalties and net revenue from sale of collateral.

On January 1, 2019, the Company adopted the revenue standard using the modified retrospective method to those contracts which were not completed as of January 1, 2019. Results for periods beginning after January 1, 2019 are presented under ASC 606 Revenue from Contracts with Customers (“ASC 606”), while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting under ASC 605 Revenue recognition (“ASC 605”).

Upon initial adoption, the Company recognized the cumulative effect of initially applying the revenue standard as a decrease of approximately RMB 255,730, net of tax, to the opening balances of retained earnings. These adjustments primarily arose from the timing of revenue recognition for transaction fees collected upfront at loan inception to being recognized overtime under ASC 606. The table below sets forth the cumulative effect of the changes made to the consolidated balance sheet as of January 1, 2019 due to the adoption of ASC 606.

	Balance at December 31, 2018	Adjustments due to ASC 606	Balance at January 1, 2019
	RMB	RMB	RMB
Assets
Deferred tax assets	329,796	85,243	415,039

Liabilities
Deferred revenue	23,305	(23,305)	-
Contract liabilities	-	364,278	364,278

Shareholders’ equity
Retained earnings	1,040,443	(255,730)	784,713

The table below sets forth the impact to the consolidated statement of comprehensive income as a result of adoption of ASC 606:

	For the year ended December 31, 2019
	As reported	Amounts without adoption of ASC 606	Effect of change
	RMB	RMB	RMB
Revenue from loan services fee	2,955,050	3,090,589	(135,539)

Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers”, the Company recognizes revenue by applying the following five steps:

(i) identify the contract with a customer;

(ii) identify the performance obligations in the contract;

(iii) determine the transaction price;

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

(iv) allocate the transaction price to performance obligations in the contract; and

(v) recognize revenue when (or as) performance obligations are satisfied.

The Company determines that both the borrowers and the investors are its customers because they both receive services provided by the Company pursuant to the contractual terms among the Company, the borrowers and the investors. For each loan facilitated on the platform, the Company considers the loan services and guarantee service as two separate services. Of which, the guarantee service is accounted for in accordance with ASC 460, Guarantees, at fair value. Revenue from the guarantee services is recognized once the Company is released from the underlying risk (see accounting policy for Guarantee Liabilities).

The Company identified one performance obligation for borrowers and investors under ASC 606, as the loan services are not distinct.

The Company determines the total transaction price to be the service fees chargeable to the borrowers and the investors. The transaction price includes variable consideration in the form of early repayments of the loans by the borrowers.

The Company recognizes revenue when (or as) the entity satisfies the service or performance obligation by transferring the promised service (that is, an asset) to customers. Both revenue from combined loan services to borrowers and revenue from post-origination to investors are recognized on a straight-line basis over the term of the underlying loans as the customers simultaneously receive and consume the benefit provided by the services the Company performs.

Contract balances

Contract assets represent the Group’s right to consideration in exchange for loan service that the Company has transferred to the customer before payment is due. Contract liabilities represent the Company’s obligation to transfer loan solution services to the customer due to received payment which are amortized over the period of the loan.

Customer incentives

For certain transactions with the investors, the Company, at its sole discretion may provide various incentives to investors when a loan is successfully matched during the relevant incentive program period. The cash incentive from the Company is either provided upfront or on a monthly basis over the term of the loan as additional interest.

For arrangements where the Company does not originate loans to borrowers, these cash incentives are accounted for as reduction of revenue in accordance with ASC 606. Cash incentives accounted for as reduction of revenue amounted to RMB359,568 (US$51,649) for the years ended December 31, 2019.

For arrangements where the Company originates loans to the borrowers and the related loan payables to investors are recorded on the balance sheet, cash incentives paid upfront will reduce loan payables to investors and loan payables are effectively issued at a discount. If cash incentives are paid to investors over the loan period, the cash incentives are included as repayment to investors for the loan and considered in the effective interest rate of the loan payable to investors. There is no cash incentives as reduction of loan payables for the years ended December 31, 2019.

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

Other revenues

The Company also receives various services fees which are contingent on future events, such as borrower late payment penalties, and net revenue from sale of collateral. These contingent fees are not recognized until the contingencies are resolved and the fees become fixed and determined, which also coincide with when the services are performed and collectability is reasonably assured. These fees are classified within other revenue in the consolidated statements of comprehensive income.

Other revenues consist of:

	Year Ended December 31,
	2019
	RMB	US$
Late payment penalties	102,910	14,782
Others	170,523	24,494
Total	273,433	39,276

Revenue through service center operation partners

The Company collaborates with service center operation partners for the operation of partner-operated service centers under a revenue sharing model. The Company is a principal in a contract satisfy a performance obligation in accordance with ASC 606-10-55 and recognizes revenue on a gross basis when all the revenue recognition criteria set forth in ASC 606 are met. Pursuant to the one-year cooperation agreements with the service center operation partners, the Company records all of each partner-operated service center’s loan facilitation service fee and post facilitation service fee as revenue, and subsequently pay the service center operation partners an agreed percentage of such amounts as the partner-operated service center’s operating cost and expenses which are recorded as origination and servicing expenses. If loans facilitated by the partner-operated service centers become delinquent and are subsequently purchased by the Company, the relevant service center operation partners are obligated to compensate the Company for an agreed percentage of the purchase price of the delinquent loans.

Before adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)”

The Company earns a loan facilitation fee and a recurring service fee for post facilitation services for each successful loan facilitation, including provision of global positioning system (“GPS”) automobile tracking services, collection services and sending shortmessage-service (“SMS”) payment reminder to borrowers throughout the term of the loans. Borrowers make repayments through the Company, and the Company will then remit the requisite returns to the investors on a periodic basis.

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

The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to post facilitation services are deferred and amortized over the period of the loan on a straight line method as the post facilitation services are performed. If the fee is not received entirely upfront, the amount allocated to the delivered loan facilitation services is limited to the amount that is not contingent on the delivery of the undelivered post facilitation services and the borrower’s timely installment repayment in accordance with ASC 605-25. The remaining loan facilitation service income is recorded when the contingency is resolved and cash is received from the borrower. The loan facilitation services and post facilitation services are recorded as revenues in the consolidated statements of comprehensive income.

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

For arrangements where the Company does not originate loans to borrowers, these cash incentives are accounted for as reduction of revenue in accordance with ASC 605-50. Cash incentives accounted for as reduction of revenue amounted to RMB65,915, and RMB268,813 for the years ended December 31, 2017 and 2018, respectively. For arrangements where the Company originates loans to the borrowers and the related loan payables to investors are recorded on the balance sheet, cash incentives paid upfront will reduce loan payables to investors and loan payables are effectively issued at a discount. If cash incentives are paid to investors over the loan period, the cash incentives are included as repayment to investors for the loan and considered in the effective interest rate of the loan payable to investors. Cash incentives accounted for as reduction of loan payables amounted to RMB7,453, and RMB10,746 for the years ended December 31, 2017 and 2018, respectively.

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

Other revenues

The Company also receives various services fees which are contingent on future events, such as borrower late payment penalties, loan collection fees, and net revenue from sale of collateral. These contingent fees are not recognized until the contingencies are resolved and the fees become fixed and determined, which also coincide with when the services are performed and collectability is reasonably assured. These fees are classified within other revenue in the consolidated statements of comprehensive income.

Other revenues consist of:

	Year Ended December 31,
	2017	2018
	RMB	RMB
Late payment penalties and loan collection fees	218,675	113,313
Others	86,362	76,399
Total	305,037	189,712

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

Origination and servicing expense

Origination and servicing expenses primarily consist of customer acquisition costs, employee salaries and benefits for facilitating the loan origination, debt-collection cost, customer service cost, data processing and data analysis expense.

Advertising expenses

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising Costs. The Company recognized advertising costs of RMB203,972, RMB166,627 and RMB54,167 (US$7,781) for the years ended December 31, 2017, 2018 and 2019, respectively.

Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The Company recognized expenses for employee benefits of RMB137,902, RMB181,798 and RMB107,754 (US$15,478) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

VAT is reported as a deduction to revenue when incurred and amounted to RMB267,970, RMB330,116 and RMB340,877 (US$48,964) for the years ended December 31, 2017, 2018 and 2019, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

The Company is also subject to certain government surcharges on the VAT payable in the PRC. In the consolidated statements of comprehensive income, these surcharges are included in business related tax and surcharges, which are deducted from gross revenues to arrive at net revenues

Share-based compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for restricted shares, stock appreciation rights and stock options granted to certain directors, executives and employees. In accordance with ASC 718, the Company determines whether the restricted shares, the stock appreciation rights and stock options should be classified and accounted for as an equity award or liability award. Restricted shares and stock options granted to directors, executives and employees are classified as equity awards and are measured at fair value on grant date and are recognized as an expense, net of forfeitures, over the requisite service period. The cash-settled stock appreciation rights granted to employees are classified as liability awards and are remeasured to fair value at the end of each reporting period until the date of settlement with an adjustment for fair value recorded to the current period expenses. The Company has elected to recognize share-based compensation for all awards with graded vesting using the accelerated method. The Company early adopted ASU 2016-09, Compensation Stock Compensation (Topic 718): Improvement to Employee Share Based Payment Accounting, on January 1, 2016 using full retrospective method, and accounts for forfeitures in the period they occur as a reduction to expense.

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

Comprehensive income

Comprehensive income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For each of the periods presented, the Company’s comprehensive income includes net income and foreign currency translation adjustments, and is presented in the consolidated statements of comprehensive income.

Earnings per share

In accordance with ASC topic 260, Earnings per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s redeemable convertible preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. Upon the completion of the Company’s IPO in November 2018, the two-class method is also applicable to the Company’s two classes of ordinary shares outstanding, Class A and Class B ordinary shares. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion (Note 15).

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

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which supersedes the revenue recognition requirements in Topic 605. The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted Topic 606 as of January 1, 2019 using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2019. See Note 2 “Revenue Recognition” above for further details.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Accounting Pronouncements Issued But Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities, whilst, lessor accounting is largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2022. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which clarifies that receivables arising from operating leases should be accounted for in accordance with ASC Topic 842, Leases instead of ASC Subtopic 326-20. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

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

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740), a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

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

Concentration of credit risk

Financial assets that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, loans and advances, financial assets receivable, guarantee deposits and short-term investment.

The Company places its cash and cash equivalents, restricted cash and short-term investment, with reputable financial institutions that have high-credit ratings and quality. There has been no recent history of default in relation to these financial institutions.

The Company manages credit risk of loan principal by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances. No individual borrower represented 10% or more of total revenue, and loan and advances for the years ended December 31, 2017, 2018 and 2019.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was appreciation of 5.8% in the year ended December 31, 2017, depreciation of 5.4% in the year ended December 31, 2018, and depreciation of 1.3% in the year ended December 31, 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

4.	Loans and advances, net

Loans and advances originated and retained by the Company consist of the following:

	As of December 31
	2018	2019
	RMB	RMB	US$
Current portion:
Loans receivable (i)
Auto-backed loans	233,893	125,058	17,963
Other secured loans	139,939	126,251	18,135
Unsecured loans	587,211	97,465	14,000
Sub-total	961,043	348,774	50,098

Acquired non-performing loans (ii)
Auto-backed loans	723,404	1,641,865	235,839
Other secured loans	364,424	358,535	51,500
Unsecured loans	197,820	426,526	61,267
Sub-total	1,285,648	2,426,926	348,606

Total current loans and advances	2,246,691	2,775,700	398,704
Allowance for loans and advances	(764,323)	(1,257,824)	(180,675)
Loans and advances, net	1,482,368	1,517,876	218,029

Non-current portion:
Loans receivable (i)
Auto-backed loans	176,923	16,858	2,422
Other secured loans	196,409	34,586	4,968
Unsecured loans	54,259	-	-
Total non-current loans and advances	427,591	51,444	7,390
Allowance for loans and advances	(6,027)	(1,801)	(259)
Loans and advances, net	421,564	49,643	7,131

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

The following table sets forth the activities in the allowance for loans and advances for the years ended December 31, 2017, 2018 and 2019:

2017	Loans receivable			Acquired non-performing loans
	Auto- backed loans	Other secured loans	Unsecured loans	Auto-backed loans	Other secured loans	Unsecured loans	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Beginning balance	-	-	-	(67,156)	-	(372)	(67,528)
Current year provision	(5,149)	(913)	(64,515)	(327,453)	(4,832)	(81,201)	(484,063)
Recoveries of loans previously written off	-	-	-	(18,943)	-	-	(18,943)
Write-offs	-	-	-	161,378	1,077	1,789	164,244
Ending balance	(5,149)	(913)	(64,515)	(252,174)	(3,755)	(79,784)	(406,290)

2018	Loans receivable			Acquired non-performing loans
	Auto- backed loans	Other secured loans	Unsecured loans	Auto- backed loans	Other secured loans	Unsecured loans	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Beginning balance	(5,149)	(913)	(64,515)	(252,174)	(3,755)	(79,784)	(406,290)
Current year provision	(7,864)	(4,427)	4,106	(430,213)	(53,245)	(259,929)	(751,572)
Recoveries of loans previously written off	-	-	-	(27,879)	(24)	(355)	(28,258)
Write-offs	-	-	-	242,492	18,323	154,955	415,770
Ending balance	(13,013)	(5,340)	(60,409)	(467,774)	(38,701)	(185,113)	(770,350)

2019	Loans receivable			Acquired non-performing loans
	Auto- backed loans	Other secured loans	Unsecured loans	Auto- backed loans	Other secured loans	Unsecured loans	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Beginning balance	(13,013)	(5,340)	(60,409)	(467,774)	(38,701)	(185,113)	(770,350)	(110,654)
Current year provision	9,803	2,447	34,844	(790,565)	(42,696)	(453,795)	(1,239,962)	(178,109)
Recoveries of Loans previously written off	-	-	-	(33,587)	(1,180)	(340)	(35,107)	(5,043)
Write-offs	-	-	-	388,541	3,979	385,878	778,398	111,810
Deregistration of subsidiary	-	-	-	-	-	7,396	7,396	1,062
Ending balance	(3,210)	(2,893)	(25,565)	(903,385)	(78,598)	(245,974)	(1,259,625)	(180,934)

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

The following table sets forth the aging of loans receivable as of December 31, 2018 and 2019:

As of December 31, 2018	Current	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	121-150 days past due	151-180 days past due	181-360 days past due	Over 360 days past due	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Loans receivable
Auto-backed loans	383,469	15,939	3,523	3,663	578	-	496	3,148	-	410,816
Other secured loans	324,102	7,929	3,168	1,149	-	-	-	-	-	336,348
Unsecured loans	557,229	53,294	8,749	5,287	4,619	3,895	2,629	5,768	-	641,470
Total	1,264,800	77,162	15,440	10,099	5,197	3,895	3,125	8,916	-	1,388,634

As of December 31, 2019	Current	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	121-150 days past due	151-180 days past due	181-360 days past due	Over 360 days past due	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Loans receivable
Auto-backed loans	143,019	2,339	1,457	1,314	-	109	198	480	-	148,916	21,391
Other secured loans	148,007	3,600	1,087	1,143	-	-	-	-	-	153,837	22,097
Unsecured loans	51,578	17,162	3,450	2,740	3,354	3,271	3,570	11,437	903	97,465	14,000
Total	342,604	23,101	5,994	5,197	3,354	3,380	3,768	11,917	903	400,218	57,488

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

5.	Short-term investments

As of December 31, 2018 and 2019, the Company’s short-term investments consist of available-for-sale debt securities with maturities of less than one year purchased from commercial banks. During the years ended December 31, 2017, 2018 and 2019, the Company recorded interest income from short-term investments of RMB17,202, RMB11,685 and RMB10,979 (US$1,577) in the consolidated statements of comprehensive income, respectively.

6.	Prepaid expenses and other assets

	As of December 31,
	2018	2019
	RMB	RMB	US$
Current:
Guarantee deposits (i)	116,535	99,785	14,333
Amounts due from third-party payment platforms (ii)	85,127	36,160	5,194
Prepaid rental and deposits	49,893	52,309	7,514
Others	308,610	253,078	36,352
Total	560,165	441,332	63,393
Non-current:
Guarantee deposits	2,000	-	-
Prepaid rental and deposits	5,606	11,836	1,700
Others	-	11,593	1,665
Total	7,606	23,429	3,365

(i)	Guarantee deposits are mainly deposits paid to institutional funding partners for cooperation with these funding partners.

(ii)	Amount due from third-party payment platforms are mainly restricted cash held by third-party payment platform that belong to the borrowers and online investors as of December 31, 2018 and 2019.

7.	Long-term investments

As of December 31, 2018 and 2019, the Company’s long-term investments consist of cost method investments, which are investments in an investee over which the Company does not have control or significant influence and for which there is no readily determinable fair value.

8.	Property and equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Computer and electronic equipment	55,523	57,061	8,197
Leasehold improvement	46,596	55,954	8,037
Vehicles	20,615	10,731	1,541
Office furniture and equipment	4,321	3,732	536
Software	18,089	24,325	3,494
Total	145,144	151,803	21,805
Less: Accumulated depreciation and amortization	(56,413)	(92,020)	(13,218)
Property, equipment and software, net	88,731	59,783	8,587

Depreciation and amortization expenses of the property, equipment and software were RMB12,747, RMB42,431 and RMB 42,586 (US$6,117) for the years ended December 31, 2017, 2018 and 2019, respectively.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

9.	Payable to institutional funding partners and online investors

The following table presents payable to institutional funding partners and online investors as of December 31, 2018 and 2019:

	Fixed annual Rate (%)	Term	As of December 31,
			2018	2019
			RMB	RMB	US$
Current:
Institutional funding partners	3% to 11%	7 to 12 months	390,908	242,056	34,769
Online investors	3% to 11%	2 to 12 months	614,328	46,970	6,747
			1,005,236	289,026	41,516
Non-current:
Institutional funding partners	3% to 11%	13 to 36 months	395,901	51,444	7,389
Online investors	5% to 13%	13 to 24 months	54,259	-	-
			450,160	51,444	7,389

The following table sets forth the contractual obligations which has not included the impact of discount of time value as of December 31, 2018 and 2019:

	Payment due by period
Long-term borrowings and interest payable:	Less than 1 year	1-2 years	Greater than 2 years	Total
As of December 31, 2018 (RMB)	485,878	412,650	54,275	952,803
As of December 31, 2019 (RMB)	386,337	54,067	-	440,404
As of December 31, 2019 (US$)	55,494	7,766	-	63,260

10.	Current account with online investors and borrowers

	As of December 31,
	2018	2019
	RMB	RMB	US$
Investor deposits	1,461,080	853,283	122,566
Undrawn borrower funds and deposits	544,525	421,927	60,606
Total	2,005,605	1,275,210	183,172

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

11.	Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Payroll and welfare payable	264,600	164,226	23,590
Accrued marketing expense	38,536	25,683	3,689
Other taxes payable	24,399	18,540	2,663
Others	173,904	188,957	27,141
Total	501,439	397,406	57,083

12.	Interest income, net

Interest income, net consist of the following:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Interest income	35,742	73,729	42,013	6,035
Interest expense	(4,949)	(5,597)	-	-
Bank charges	(490)	(1,341)	(3,491)	(501)
Exchange gains	-	-	1,094	156
Interest income, net	30,303	66,791	39,616	5,690

13.	Income taxes

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no withholding tax is imposed.

Hong Kong

The subsidiary incorporated in Hong Kong is subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2017, 2018 and 2019, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, Weidai HK is exempted from income tax on its foreign-derived income and there is no withholding taxes in Hong Kong on remittance of dividends.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

China

The Company’s subsidiary, VIE and VIE’s subsidiaries domiciled in the PRC were subject to 25% statutory income tax rate in the periods presented. Zhejiang Qunshuo Electronics Co., Ltd. and Hangzhou Yaohong Technology Co., Ltd. qualify as High and New Technology Enterprise (“HNTE”) companies in the PRC, and are entitled to pay a reduced income tax rate of 15% for the period from January 1, 2019 to December 31, 2021. A HNTE Certificate is valid for three years. An entity may re-apply for an HNTE certificate when the prior certificate expires.

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

The Company did not provide for foreign withholding taxes on the undistributed earnings of foreign subsidiaries during the years presented on the basis of its intent to permanently reinvest its foreign subsidiaries’ earnings. As of December 31, 2019, the total amount of undistributed earnings from the PRC subsidiaries for which no withholding tax has been accrued was RMB1,075,678 (US$154,511).

Super deduction on research and development (“R&D”) expenses

Under the EIT law of the PRC, qualified enterprises can enjoy a 150% super deduction for eligible R&D expenses in the year ended 2017, and 175% in the years ended in December 31, 2018 and 2019. During the years ended December 31, 2017, 2018 and 2019, RMB95,295, RMB86,686 and RMB85,810 (US$12,326) of R&D expense was eligible for the super deduction, which accounts for an RMB11,912, RMB16,254 and RMB13,919 (US$1,999) decrease in tax expense, respectively.

The Company generates substantially all of its profit before income tax in the PRC. The current and deferred components of income tax expenses appearing in the consolidated statements of comprehensive income are as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Current income tax	318,090	330,859	365,292	52,471
Deferred income tax	(124,887)	(171,230)	(260,049)	(37,354)
	193,203	159,629	105,243	15,117

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

The principal components of the deferred tax assets are as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$
Deferred tax assets
Allowance for loans and advances	235,415	492,923	70,804
Net operating loss carry forwards	46,550	48,715	6,997
Accruals for share-based compensation	29,637	41,518	5,964
Accruals for payroll and other costs	19,925	13,590	1,952
Accruals for other liabilities	-	4,801	690
Contract liabilities	-	86,573	12,435
Less: valuation allowance	(1,731)	(13,031)	(1,872)
Balance at the end of the year	329,796	675,089	96,970

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis. As of December 31, 2018 and 2019, valuation allowances on deferred tax assets are mainly arising from tax loss carry forwards because the Company believes that it is more-likely-than-not that certain of the subsidiaries, VIEs and subsidiaries of the VIE registered in the PRC will not be able to generate sufficient taxable income in the near future, to utilize the tax loss carry forwards.

A reconciliation of the differences between the PRC statutory tax rate is as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Income before provision of income tax	668,024	764,259	368,485	52,930
PRC statutory income tax rate	25%	25%	25%	25%
Income tax computed at statutory tax rate	167,006	191,065	92,121	13,233
Difference on tax rate	-	-	(18,427)	(2,647)
Research and development super-deduction	(11,912)	(16,254)	(13,919)	(1,999)
Non-deductible/non-taxable items	1,499	29,916	34,168	4,908
Changes in valuation allowance	36,610	(45,098)	11,300	1,622
Income tax expenses	193,203	159,629	105,243	15,117

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2017, 2018 and 2019. The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ and VIEs and subsidiaries of the VIEs’ tax years 2015 through 2019 remain open to examination by the taxing jurisdictions. According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. As of December 31, 2019, the Company had net operating losses of RMB194,860 (US$27,990) which will be available to offset future taxable income. If not used, these carryforwards will expire between the year ended December 31, 2022 and 2024.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

14.	Earnings per share

Basic earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2017	2018		2019
	Ordinary shares	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income attributable to ordinary shareholders	466,217	338,385	383,234	127,357	18,293	126,253	18,135
Allocation of net income attributable to preferred shares	(115,555)	(164,830)	-	-	-	-	-
Numerator for computing basic earnings per share	350,662	173,555	383,234	127,357	18,293	126,253	18,135
Denominator:
Weighted average number of ordinary shares outstanding - basic	48,392,050	15,882,661	35,071,400	35,378,124	35,378,124	35,071,400	35,071,400
Earnings per share - basic	7.25	10.93	10.93	3.60	0.52	3.60	0.52

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Diluted earnings per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2017	2018		2019
	Ordinary shares	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Numerator for computing basic earnings per share	350,662	173,555	383,234	127,357	18,293	126,253	18,135
Allocation of net income attributable to Series C redeemable convertible preferred shares	22,324	-	-	-	-	-	-
Numerator for computing diluted earnings per share	372,986	173,555	383,234	127,357	18,293	126,253	18,135
Denominator:
Weighted average number of ordinary shares outstanding	48,392,050	15,882,661	35,071,400	35,378,124	35,378,124	35,071,400	35,071,400
Conversion of Series C redeemable convertible preferred shares to ordinary shares	3,074,400	-	-	-	-	-	-
Weighted average number of ordinary shares outstanding - diluted	51,466,450	15,882,661	35,071,400	35,378,124	35,378,124	35,071,400	35,071,400
Earnings per share - diluted	7.25	10.93	10.93	3.60	0.52	3.60	0.52

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

Pursuant to the Company’s memorandum and articles of association, upon the completion of the IPO, all the outstanding Preferred Shares will automatically be converted into 17,098,700 Class A ordinary shares, and all the outstanding ordinary shares are re-designated into 13,320,650 Class A ordinary shares and 35,071,400 Class B ordinary shares, respectively. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to five vote per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into equal number of Class A ordinary shares.

On November 15, 2018, the Company completed its IPO on the New York Stock Exchange. The Company offered 4,500,000 Class A ordinary shares at US$10.00 per ADS. Additionally, on December 14, 2018, the underwriters exercised their options to purchase an additional 456,427 ADS at US$10.00 per ADS, representing 456,427 Class A ordinary shares, from the Company, respectively. Net proceeds from the IPO including the over-allotment option after deducting underwriting discount were RMB311,931. Deferred IPO costs of RMB25,528 were recorded as a reduction of the proceeds from the IPO in shareholders’ equity.

As of December 31, 2018, there were 35,375,777 and 35,071,400 Class A and Class B ordinary shares outstanding respectively. As of December 31, 2019, there were and 35,390,055 and 35,071,400 Class A and Class B ordinary shares outstanding respectively.

Dividends

On April 14, 2017, the VIE’s Board of Directors declared dividends of RMB32,228 which was 10% of distributable net income of the year ended December 31, 2016 to all the holders of ordinary shares and preferred shares outstanding as of December 31, 2016 proportionately. The dividends per share was RMB0.50 and the aggregate dividends declared for the ordinary shares, Series A, A+, B and C preferred shares was RMB23,624, RMB4,602, RMB920, RMB1,534 and RMB1,548, respectively. The dividends were paid in 2017. No dividend was declared for the years ended December 31, 2018 and 2019.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

16.	Related party balances and transactions

a) Related parties

Name of related parties	Relationship with the Company
Mr. Hong Yao	Founder, chief executive officer and principal shareholder of the Company
Hangzhou Ruituo Technology Co., Ltd.	Entity controlled by Founder
Zhejiang Ruituo Information Technology Co., Ltd.	Entity controlled by Founder
Shanghai Zaohui Finance Lease Co., Ltd.	Entity controlled by Director prior to June 6, 2018
Zhejiang Qunshuo Electronics Co., Ltd.	Entity significantly influenced by Founder prior to October 10, 2017
Beijing Lezhihui Technology Co., Ltd.	Entity significantly influenced by Founder
Hangzhou Qiandaohuyaodage Trading Co., Ltd.	Entity controlled by immediate family members of Founder
Zhejiang Hongrui Investment Management Co., Ltd.	Entity controlled by immediate family members of Founder
Weiyi (Hangzhou) Internet Financial Information Service Co., Ltd.	Entity controlled by immediate family members of Founder prior to May 2018
Chunan Yunxiu Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Yuntong Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wenbei Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wenbing Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wenhai Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wenjun Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wenkang Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wenlin Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wenrong Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Chunan Wenshe Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wensheng Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wenyang Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wanglin Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wangqi Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wangqian Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wangqun Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wangxia Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wanglan Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wangzhi Financial Information Advisory Services Partnership (GP)	Entity controlled by immediate family members of Director
Suzhou Weixin Zhonghua Venture Capital Partnership (LLP)	The Company’s shareholder
Zhejiang Zhongbo Finance Lease Co., Ltd.	Entity controlled by Director
Zhejiang Ruituo Non-financing Guarantee Co., Ltd.	Entity controlled by Founder
PT PENDANAAN GOTONG ROYONG	Entity significantly influenced by the Company
Weiwu (Hangzhou) Network Technology Co., Ltd.	Entity controlled by Founder
Deqing Jingxiu Management Consultant Partnership (LLP)	The Company’s shareholder
Key management and their immediate family members	The Company’s key management and their immediate family members

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

b) The Company had the following related party transactions:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Loan facilitation service fee from:
Key management and their immediate family members	851	742	-	-
Hangzhou Ruituo Technology Co., Ltd.	-	39	-	-
Loan service fee from:
Key management and their immediate family members	-	-	274	39
Hangzhou Ruituo Technology Co., Ltd.	-	-	32	5
Total	851	781	306	44
Other revenues:
Beijing Lezhihui Technology Co., Ltd.	3,740	13,362	-	-
Origination and servicing expenses:
Beijing Lezhihui Technology Co., Ltd.	49,377	22,739	-	-
Chunan Wanglan Financial Information Advisory Services Partnership (GP)	-	18,077	1,729	248
Chunan Wenjun Financial Information Advisory Services Partnership (GP)	-	11,290	6,927	995
Chunan Wenkang Financial Information Advisory Services Partnership (GP)	-	9,103	4,518	649
Chunan Wenhai Financial Information Advisory Services Partnership (GP)	-	8,743	3,518	505
Chunan Wenbing Financial Information Advisory Services Partnership (GP)	-	8,455	6,228	895
Chunan Wenlin Financial Information Advisory Services Partnership (GP)	-	8,408	4,693	674
Chunan Wenrong Financial Information Advisory Services Partnership (GP)	-	8,357	5,902	848
Chunan Wenshe Financial Information Advisory Services Partnership (GP)	-	8,047	-	-
Chunan Wenbei Financial Information Advisory Services Partnership (GP)	-	7,717	6,900	991
Chunan Wensheng Financial Information Advisory Services Partnership (GP)	-	7,600	6,509	935
Chunan Wenyang Financial Information Advisory Services Partnership (GP)	-	6,924	1,709	245

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Chunan Wangxia Financial Information Advisory Services Partnership (GP)	-	6,761	3,027	435
Chunan Wanglin Financial Information Advisory Services Partnership (GP)	-	5,133	6,900	991
Chunan Wangqi Financial Information Advisory Services Partnership (GP)	-	4,969	4,250	610
Chunan Wangqun Financial Information Advisory Services Partnership (GP)	-	4,948	9,255	1,329
Chunan Wangqian Financial Information Advisory Services Partnership (GP)	-	2,424	-	-
Chunan Yunxiu Financial Information Advisory Services Partnership (GP)	-	1,909	943	135
Chunan Wencai Information Advisory Services Company	99,601	-	-	-
Chunan Wangcai Information Advisory Services Company	62,496	-	-	-
Chunan Yuntong Information Advisory Services Company	2,793	-	-	-
Collecting costs to:
Zhejiang Hongrui Investment Management Co., Ltd.	20,469	6,253	-	-
Zhejiang Ruituo Information Technology Co., Ltd.	-	4,996	-	-
GPS costs to:
Zhejiang Qunshuo Electronics Co., Ltd	25,290	-	-	-
Total	260,026	162,853	73,008	10,485
General and administrative expenses:
Consulting expenses to:
Suzhou Weinxin Zhonghua Venture Capital Partnership (LLP)	20,000	-	-	-
Welfare expenses to:
Hangzhou Qiandaohuyaodage Trading Co., Ltd.	1,387	276	-	-
Total	21,387	276	-	-
Sales and marketing expenses:
Promotion expenses to:
Weiyi (Hangzhou) Internet Financial Information Service Co., Ltd	7,916	9,631	-	-
Trademark expenses to:
Zhejiang Ruituo Information Technology Co., Ltd.	62	-	-	-
Total	7,978	9,631	-	-

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

c)            The Company had the following related party balances:

Amounts due from related parties

		As of December 31,
		2018	2019
		RMB	RMB	US$
Zhejiang Zhongbo Finance Lease Co., Ltd.	(i)	10,010	-	-
Hangzhou Ruituo Technology Co., Ltd.	(ii)	7,081	7,036	1,011
Zhejiang Ruituo Non-financing Guarantee Co., Ltd.		2,692	2,679	385
PT PENDANAAN GOTONG ROYONG		-	1,918	276
Others		2,014	12,419	1,783
Total		21,797	24,052	3,455

(i)	The balance represents loans provided to Zhejiang Zhongbo Finance Lease Co., Ltd. ("Zhongbo") for the advances of certain type of loan product of the Company as of December 31, 2018.

(ii)	The balance mainly represents loans provided to Hangzhou Ruituo Technology Co., Ltd. and receivable from the disposal of vehicle collaterals for overdue loans as of December 31, 2018 and 2019.

Amounts due to related parties

		As of December 31,
		2018	2019
		RMB	RMB	US$
Hangzhou Ruituo Technology Co., Ltd.	(iii)	714	23,743	3,410
Key management and their immediate family members	(iii)	7,626	3,831	550
Mr. Hong Yao	(iii)	950	328	47
Zhejiang Zhongbo Finance Lease Co., Ltd.	(iv)	9,471	-	-
Chunan Wangqi Financial Information Advisory Services Partnership (GP)		1,806	-	-
Chunan Wangzhi Financial Information Advisory Services Partnership (GP)		1,290	-	-
Chunan Wangqun Financial Information Advisory Services Partnership (GP)		1,110	-	-
Other related service center operation partners		4,833	74	11
Beijing Lezhihui Technology Co., Ltd.		275	275	40
Others		653	799	115
Total		28,728	29,050	4,173

(iii)	The balance mainly represents investment balance due to related parties who are also investors on the platform.

(iv)	The balance represents account balance of Zhongbo on the platform which is borrowed from the Company and used for the advances of certain type of loan product of the Company.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

18.	Share-based compensation

Restricted shares

On January 16, 2018, the Founder granted 131,000 restricted shares in aggregate for nil consideration to certain directors and executives. The restricted shares granted are immediately vested. The Company calculated the estimated fair value of the shares on the respective grant dates using the income approach with assistance from an independent valuation firm. The fair value of the granted shares was RMB134.42 per share as at the grant date. The share-based compensation of RMB17,610 in total was charged to the consolidated statement of comprehensive income for the year ended December 31, 2018.

Stock appreciation rights

On December 18, 2015, the Board of Directors of the Company approved the plan to issue stock appreciation rights (the “Weimi Share Plan”) for the purpose of providing incentives and rewards to employees and executives who contribute to the success of VIE’s operations. During the years ended December 31, 2017 and 2018, the Company issued a total of 2.72 % and 2.13% of the equity interest of the Company under the Weimi Share Plan. These stock appreciation rights have no exercise price and will be settled in cash at the amount of the fair value of the respective equity interest percentages of the Company on the exercise date over their fair value at the grant date. These stock appreciation rights are exercisable prior to the Company’s successful IPO and are classified as liability awards. Also, at the discretion of the Company, each grantee may receive a certain percentage of annual attributable net profit as annual dividend which is settled in cash. In addition, the grantee has the option to purchase the Company’s shares when the grantee’s accumulated stock appreciation rights granted exceed 0.1% of the Company’s total paid-in-capital (the purchase price will be determined by the Company at the time when such event occurs).

These stock appreciation rights are subject to vesting of 33%, 33% and 34% on the second, third and fourth anniversary of the vest commencement date, respectively. The vested stock appreciation rights are exercisable within five years from the grant date. During the years ended December 31, 2017, 2018 and 2019, no dividend was declared to the grantee and none of the grantee’s accumulated stock appreciation rights granted exceeded 0.1% of the Company’s total paid-in-capital.

On October 1, 2018, the Company modified the stock appreciation rights by replacing the cash-settlement feature with a net share settlement feature, which converts the award from a liability award to an equity award because the Company no longer has an obligation to transfer cash to settle the arrangement. All of the outstanding vested virtual share options were exchanged for restricted shares of the Company with no other terms or conditions changed. These restricted shares are held by one of the Company’s ordinary shareholders on behalf of the grantees, and are considered outstanding as the shareholder is entitled to dividends if declared.

The Company compared the fair value of the instrument immediately before the modification to the fair value of the modified equity award, no incremental compensation cost was noted and recognized. The modified award would be accounted for as an equity award from the date of modification with a fair value of RMB216.43 per share. Therefore, at the modification date, the Company reclassified the liability of RMB106,465 recognized on September 30, 2018, as additional paid-in capital. In addition, the Company also will recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method. The share-based compensation of RMB40,719, RMB88,961 and RMB26,858 (US$3,858) were charged to the consolidated statements of comprehensive income for the year ended December 31, 2017, 2018 and 2019.

The Company calculated the estimated fair value of the stock appreciation rights on December 31, 2017 and September 30, 2018 using the Black-Scholes option pricing model with assistance from independent valuation firm. Assumptions used to determine the fair value of the virtual share options granted are summarized as follows:

	December 31, 2017	September 30, 2018
Fair value per ordinary share	134.42	148.37
Risk-free interest rate	4.35%	4.35%
Dividend yield	nil	nil
Expected volatility range	61.00%	61.00%
Weighted average expected life (years)	2.92-3.75	2.17-3.75

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

The estimated fair value of the Company’s enterprise value, which was used in calculating the fair value per ordinary shares, as of December 31, 2017 and September 30, 2018 was determined with the assistance of an independent third party valuation firm using the Income Approach. The risk-free interest rate for periods within the contractual life of the options is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. The dividend yield is estimated based on our expected dividend policy over the expected term of the options. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The weighted average expected life was estimated using simplified method for “plain-vanilla” options as the Company considers the options granted to have “plain-vanilla” characteristics.

2018 share incentive plan

In August 2018, the Company’s board of directors approved 2018 share incentive plan, or the 2018 Plan. The maximum number of ordinary shares that may be issued under the 2018 Plan is 3,300,000 after giving effect to the 50 for 1 share split effected by the Company in September 2018. The 2018 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards that the board of directors or the chairman of the board of directors (the plan administrator) decides, to directors, officers, employees and consultants of the company or any of the Company’s subsidiaries. Unless terminated earlier, the 2018 Plan has a term of ten years. The terms and conditions of the awards, including vesting schedule and the exercise price for each award, will be determined by the plan administrator, and will be stipulated in the award agreement. As of December 31, 2019, the Company has granted 1,972,951 share awards under the 2018 Plan, including 1,901,561 options and 71,390 restricted share units. As of December 31, 2019, nil of option and 14,278 restricted share units were exercised, respectively.

The Company calculated the estimated fair value of the stock options on each grant date during the year ended December 31, 2019, using the Black-Scholes option pricing model with the assistance of an independent third party valuation firm. Assumptions used to determine the fair value of the virtual share options granted are summarized as follows:

Each grant date during the year ended December 31, 2019
Fair value per ordinary share	The closing stock price at the grant date
Risk-free interest rate	2.91%
Dividend yield	nil
Expected volatility range	54.67%
Weighted average expected life (years)	5.25-6.17

The risk-free interest rate for periods within the contractual life of the stock options is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the contractual term of the awards. The dividend yield is estimated based on our expected dividend policy over the expected term of the stock options. Expected volatility is estimated based on the historical volatility ordinary shares of several comparable companies in the same industry. The weighted average expected life was estimated using simplified method for “plain-vanilla” stock options as the Company considers the stock options granted to have “plain-vanilla” characteristics.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Restricted shares activities

The following table summarizes the Company’s Restricted Shares activity:

	Number of shares	Weighted average grant-date fair value
Outstanding, December 31, 2017	-	-
Granted	131,000	134.42
Vested	(131,000)	134.42
Converted from stock appreciation rights	1,349,367	216.43
Forfeited	-	-
Outstanding, December 31, 2018	1,349,367	216.43
Granted	71,390	64.47
Vested	-	-
Converted from stock appreciation rights	-	-
Forfeited	(465,604)	133.53
Outstanding, December 31, 2019	955,153	245.48

The weighted average grant-date fair value of Restricted Shares granted during the year ended December 31, 2019 was RMB245.48 per share, which was derived from the fair value of the underlying ordinary shares. As of December 31, 2019, there was RMB 40,445 (US$5,810) of total unrecognized employee share-based compensation expenses related to unvested Restricted Shares expected to vest which are expected to be recognized over a weighted-average period of 0.8 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Share-based compensation expenses

For the years ended December 31, 2017, 2018 and 2019, the Company allocated share-based compensation expenses as follows:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Origination and servicing	-	46,687	21,279	3,056
General and administrative	35,223	45,104	35,162	5,051
Research and development	5,496	14,780	8,355	1,200
Total	40,719	106,571	64,796	9,307

19.	Accumulated other comprehensive loss

RMB
Balance as of December 31, 2017	-
Foreign currency transaction adjustments	(2,700)
Balance as of December 31, 2018	(2,700)
Foreign currency transaction adjustments	190
Balance as of December 31, 2019	(2,510)
Balance as of December 31, 2019 (US$)	(361)

There has been no reclassification out of accumulated other comprehensive loss to net loss for all the years presented.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

20.	Commitments and contingencies

Operating lease commitments

The Company leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2017, 2018 and 2019 were RMB107,911, RMB131,808 and RMB105,038 (US$15,088), respectively.

Future minimum lease payments under non-cancelable operating leases agreements consist of the following as of December 31, 2019:

	RMB	US$
2020	59,420	8,534
2021	19,978	2,870
2022	4,746	682
2023	272	39
2024 and thereafter	354	51
Total	84,770	12,176

Capital and other commitments

Future minimum capital commitments, mainly representing renovating expense under non-cancellable agreements, consist of the following as of December 31, 2019:

	RMB	US$
2020	13,900	1,997
2021	11,700	1,681
2022 and thereafter	1,600	229
Total	27,200	3,907

21.	Preferred shares

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

For the year ended December 31, 2017, dividends of RMB8,604 have been declared for the Preferred Shares. For the years ended December 31, 2018 and 2019, no dividend was declared for the Preferred Shares.

Voting Rights

Each preferred shareholder is entitled to the number of votes equal to the number of ordinary shares into which such holder's preferred shares could be converted. Unless otherwise disclosed elsewhere, preferred shareholders will vote together with ordinary shareholders, and not as a separate class or series, on all matters put before the shareholders.

Redemption

The Series A, A+ and B preferred shares are not entitled to any redemption rights.

The Series C redeemable convertible preferred shares become redeemable at the holders’ option if the following event is triggered:

(i)	the Company fails to complete a qualified IPO before a specified date;

(ii)	the Company fails to be acquired by an listed company with a price or valuation exceeding predetermined valuation amount;

(iii)	the occurrence of a material breach of the Transaction Documents by any of the Founder or the Company,

(iv)	the Company fails to meet certain performance target in the each year of 2015, 2016 and 2017;

(v)	the Company fails to follow the custody requirement as discussed in the investment agreement or misuses the proceeds.

In the event that the Series C preferred shares are redeemable, the holders of Series C preferred shares can request the founder to purchase or redeem all or portion of its shares subscribed, or request the founder or the Company to redeem all or portion of its shares subscribed by deregistering the share capital at the following redemption price, which is the greater of:

(i)	100% of Series C preferred shares original issuance price, together with a 15% annual simple return plus all declared but unpaid dividends, and minus all dividends that have been paid on such shares;

(ii)	Series C preferred shares original issuance price x (150%) N;

(iii)	Series C shareholders’ portion of the net assets of the VIE (as indicated in the audited financial statements ending on the last month immediately prior to the above redeemable trigger event).

N = a fraction, the numerator of which is the number of calendar days between the date the holder of the preferred share acquired the preferred share and the date on which such preferred share is redeemed and the denominator of which is 365.

On March 23, 2018, the terms of Series C preferred shares were amended such that upon certain redemption trigger events, the Series C preferred shares will be redeemable by the founder and will no longer be redeemable by the Company. The Series C preferred shares continued to be classified as mezzanine equity subsequent to the modification due to its deemed liquidation rights. However, the previously recorded accretion charge to the redemption value of Series C preferred shares of RMB 120,000 was reversed during the year ended December 31, 2018 due to the amendments to the contingent redemption provisions. The amendment is accounted for as a modification as the fair value of Series C preferred share immediately after the amendment is decreased, but not significantly different from its fair value immediately before the amendment. Modifications that result in a decrease in the fair value are not recognized.

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

Accounting for Preferred Shares

Series A, A+ and B preferred shares

The Series A, A+ and B preferred shares are initially classified as permanent equity and measured at fair value as they are not redeemable. On September 9, 2016, when Series C preferred shares are issued, Series A, A+ and B preferred shareholders are entitled to the liquidation preference upon deemed liquidation events as mentioned above. The Company concluded that the amendment is accounted for as a modification as the fair value of each related series of preferred share immediately after the amendment is not significantly different from its fair value immediately before the amendment. and an RMB861 was recorded as deemed dividend to the preferred shareholders for the year ended December 31, 2016. Upon the modification, Series A, A+ and B preferred shares are classified as mezzanine equity as they may be redeemed at the option of the holders upon a deemed liquidation event.

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

The movement in the carrying value of the Preferred Shares is as follows:

	Series A	Series A+	Series B	Series C	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	18,856	3,771	6,283	360,000	388,910
Dividends declared	4,602	920	1,534	1,548	8,604
Dividends paid	(4,602)	(920)	(1,534)	(1,548)	(8,604)
Balance as of December 31, 2017	18,856	3,771	6,283	360,000	388,910
Reversal of accretion on Series C preferred shares	-	-	-	(120,000)	(120,000)
Conversion of preferred shares to Class A ordinary shares	(18,856)	(3,771)	(6,283)	(240,000)	(268,910)
Balance as of December 31, 2018 and 2019	-	-	-	-	-
Balance as of December 31, 2018 and 2019 (US$)	-	-	-	-	-

22.	Business combination

On May 24, 2018, the Company acquired a 70% equity interest in Hangzhou Jiujiu Financial Information Services Limited for the expansion into the finance information service market for a total consideration of RMB4,500. The acquisition was accounted for as a business combination. Goodwill representing the expected synergies from the acquisition of RMB3,067 was recognized which is not tax deductible.

On June 6, 2018, the Company acquired 100% equity interest in Rymo Technology Industry Limited which is engaged in the provision of collateral registration services through its wholly owned subsidiary, Shanghai Zaohui Finance Lease Co., Ltd., for nil consideration. The acquisition was accounted for as a business combination. Goodwill representing the expected synergies from the acquisition of RMB2,745 was recognized which is not tax deductible.

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

The changes in carrying amount of goodwill for each reporting unit from December 31, 2017 to December 31, 2019 were as follow:

RMB
Balance at December 31, 2017	-
Goodwill acquired	5,812
Goodwill disposed	-
Balance at December 31, 2018	5,812
Goodwill acquired	-
Goodwill disposed	-
Balance at December 31, 2019	5,812
Balance at December 31, 2019 (US$)	835

No impairment losses were recognized for the years ended December 31, 2017, 2018 and 2019.

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

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. Amounts restricted that include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, were RMB246,236 and RMB263,182 (US$37,804) as of December 31, 2018 and 2019, respectively.

24.	Subsequent events

Change of Business Operations

The Company used to attract funds from online investors, however, in response to the increasingly stringent regulatory environment and deteriorating macro-economy, the Company has ceased to offer new investment products to online investors since February 2020. The Company has informed all online investors on the platforms and will repay principals to existing online investors when the loans they fund through previous Investment Programs are due. The Company plan to use institutional funding partners as the primary funding source and will also facilitate loans through the Company’s micro credit company. Investors of existing Investment Programs now directly fund the underlying loans they used to invest in through Investment Programs and will receive repayment of principle when the respective underlying loans become due.

In April 2020, in an effort to reinforce investor confidence and accelerate their investment return, the Company entered into collaboration agreements with certain companies providing asset management services, pursuant to which the online investors have the option to transfer their rights to loans on platform to third-party companies and receive repayment of principals and interests in 18 months. The Company facilitates this arrangement by providing financial guarantees to the online investors who opt to participate in the arrangement. The Company has informed all online investors on the platforms of these changes in the business. For all online investors who do not opt for the asset management arrangement as of June 9, 2020, the Company may offer supplement arrangement for repayment.

On May 31, 2020, the Company released an announcement and plan that the Company will exit online lending information intermediary industry and cease to provide online lending information intermediary service before June 30, 2020. The Company is still evaluating the financial effect of the business change.

Impact of COVID-19

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, has spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

In response to this pandemic since December 2019, China and many other countries and jurisdictions have taken, and may adopt additional, restrictive measures to contain the virus’ spread, such as quarantines, travel restrictions and home office policies. These measures could slow down the development of the Chinese economy and adversely affect the global economic conditions and financial markets.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Substantially all of the Company’s operations are located in China and all of the revenue is sourced from China. Since the outbreak of COVID-19, the Company’s business and operation have been adversely affected. The collection activities are significantly limited due to various temporary measures. Moreover, most of the borrowers are small and micro enterprise owners, who are vulnerable in face of economic depression. If their financial situation deteriorate, it may be difficult for them to repay loans on the platform. In addition, the Company’s business operations could be disrupted if any of employees is suspected of contacting the COVID-19 or any other epidemic disease, since the Company’s employees could be quarantined and/or the Company’s offices be shut down for disinfection.

The COVID-19 has caused wide-ranging business disruptions and traffic declines in China in the first quarter of 2020, and with its growing spread globally, the virus’ adverse impact on business activities and travels is expected to continue in the foreseeable future. The extent to which the COVID-19 impacts the Company’s results remains uncertain, and the Company is closely monitoring its impact.

