Form 20-F
period 2020-12-31
Weidai Ltd.
filed 2021-04-08
CIK 1734902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Feng Chen, Chief Financial Officer
Phone: +86-571-5697-9013
Email: chenfeng@wdai.com
No. 9 Baiyun Road
Shangcheng District
Hangzhou, Zhejiang Province
The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing one Class A ordinary share, par value US$0.000002 per share) Class A ordinary shares, par value US$0.000002 per share*	WEI	New York Stock Exchange New York Stock Exchange

* Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

As of December 31, 2020, there were 70,461,455 ordinary shares outstanding, consisting of 35,390,055 Class A ordinary shares and 35,071,400 outstanding Class B ordinary shares, both with a par value of US$0.000002 per share.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 2, 2021, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.5646 to US$1.00.

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

The following selected consolidated statements of comprehensive income data and selected consolidated cash flows data for the years ended December 31, 2018, 2019 and 2020, and selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. Our selected consolidated statements of comprehensive income data and selected consolidated cash flows data for the year ended December 31, 2016 and 2017, and selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive income data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

	For the year ended December 31,
	2016	2017	2018	2019(1)	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income Data:
Net revenues:
Loan facilitation service fees:
Auto-backed loans	1,396,102	2,529,980	2,857,298	—	—	—
Other secured loans(2)	9,791	107,564	115,140	—	—	—
Unsecured loans(3)	4,353	54,409	183,283	—	—	—
	1,410,246	2,691,953	3,155,721	—	—	—
Post facilitation service fees:					—	—
Auto-backed loans	144,524	283,182	308,011	—	—	—
Other secured loans(2)	1,044	10,958	12,793	—	—	—
Unsecured loans(3)	483	6,045	21,248	—	—	—
	146,051	300,185	342,052	—	—	—
Loan service fee(5):
Auto-backed loans	—	—	—	2,046,907	1,107,348	169,709
Other secured loans(2)	—	—	—	86,959	50,402	7,724
Unsecured loans(3)	—	—	—	821,184	253,311	38,822
	—	—	—	2,955,050	1,411,061	216,255
Other revenues	204,953	305,037	189,712	273,433	97,783	14,986
Financing income	9,053	303,292	402,750	195,364	52,837	8,098
Less: Funding costs	(2,439)	(39,056)	(156,138)	(50,610)	(21,992)	(3,370)
Net financing income	6,614	264,236	246,612	144,754	30,845	4,728
Business related taxes and surcharges	(6,484)	(15,981)	(20,623)	(15,743)	(3,540)	(543)
Total net revenues	1,761,380	3,545,430	3,913,474	3,357,494	1,536,149	235,426

	For the year ended December 31,
	2016	2017	2018	2019(1)	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Provision for loans and advances	(144,617)	(484,063)	(751,572)	(1,239,962)	(803,736)	(123,178)
Net revenues after provision for loans and advances	1,616,763	3,061,367	3,161,902	2,117,532	732,413	112,248
Operating costs and expenses:
Provision for financial guarantee liabilities	—	—	(21,712)	(19,206)	(103,027)	(15,790)
Origination and servicing expenses	(993,623)	(1,784,914)	(1,757,935)	(1,388,640)	(766,275)	(117,437)
Sales and marketing expenses	(71,139)	(273,838)	(221,117)	(138,068)	(15,113)	(2,316)
General and administrative expenses	(117,004)	(316,772)	(379,415)	(281,956)	(229,506)	(35,173)
Research and development expenses	(56,142)	(100,966)	(139,318)	(81,664)	(27,144)	(4,160)
Total operating costs and expenses	(1,237,908)	(2,476,490)	(2,519,497)	(1,909,534)	(1,141,065)	(174,876)
Income/(loss) from operations	378,855	584,877	642,405	207,998	(408,652)	(62,628)
Net income/(loss) before income taxes	396,159	668,024	764,259	368,485	(397,857)	(60,974)
Income tax expenses	(105,130)	(193,203)	(159,629)	(105,243)	(316,486)	(48,504)
Net income/(loss)	291,029	474,821	604,630	263,242	(714,343)	(109,478)
Net (income)/loss attributable to noncontrolling interests	—	—	(3,011)	(9,632)	1,770	271
Net income/(loss) attributable to Weidai Ltd.’s shareholders	291,029	474,821	601,619	253,610	(712,573)	(109,207)
Dividends declared to preferred shareholders	—	(8,604)	—	—	—	—
Modification of Series A, A+ and B preferred shares	(861)	—	—	—	—	—
Accretion to redemption value of Series C redeemable convertible preferred shares	(120,000)	—	—	—	—	—
Reversal of accretion on Series C preferred shares	—	—	120,000	—	—	—
Net income/(loss) attributable to ordinary shareholders	170,168	466,217	721,619	253,610	(712,573)	(109,207)
Earnings/(loss) per share(4):
Basic	2.60	7.25	10.93	3.60	(10.11)	(1.55)
Diluted	2.60	7.25	10.93	3.60	(10.11)	(1.55)
Shares used in earnings/(loss) per share computation(4):
Basic	48,392,050	48,392,050	50,954,061	70,449,524	70,461,455	70,461,455
Diluted	48,392,050	51,466,450	50,954,061	70,449,524	70,461,455	70,461,455
Other comprehensive (loss)/income
Foreign currency translation adjustment	—	—	(2,700)	190	—	—
Comprehensive income/(loss)	291,029	474,821	601,930	263,432	(714,343)	(109,478)
Comprehensive (income)/loss attributable to noncontrolling interests	—	—	(3,011)	(9,632)	1,770	271
Comprehensive income/(loss) attributable to Weidai Ltd.’s shareholders	291,029	474,821	598,919	253,800	(712,573)	(109,207)
Dividends declared to preferred shareholders	—	(8,604)	—	—	—	—
Modification of Series A, A+ and B preferred shares	(861)	—	—	—	—	—
Accretion to redemption value of Series C redeemable convertible preferred shares	(120,000)	—	—	—	—	—
Reversal of accretion on Series C preferred shares	—	—	120,000	—	—	—
Comprehensive income/(loss) attributable to ordinary shareholders	170,168	466,217	718,919	253,800	(712,573)	(109,207)

(1)	On January 1, 2019, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605.

(2)	Primarily including home equity loans and construction machinery loans. We ceased to offer home equity loans to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB2.0 billion, RMB8.8 billion, RMB2.7 billion and RMB9.7 million and nil in 2016, 2017, 2018, 2019 and 2020, respectively.

(3)	Primarily including professional credit loans and consumption loans. We ceased to offer certain types of consumption loans and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB20.4 million, RMB3.8 billion, RMB1.2 billion, nil and nil in 2016, 2017, 2018, 2019 and 2020, respectively.

(4)	In September 2018, we effected a 50-for-1 share split, pursuant to which our authorized share capital of US$50,000 was divided into 25,000,000,000 shares with a par value of US$0.000002 each. For the purpose of calculating earnings per share and shares used in earnings per share computation, such share split has been retroactively reflected for all periods presented herein.

(5)	We ceased to offer new loans in July 2020 when we started to work with local government to exit all peer-to-peer investments on our platform.

The following table presents our selected consolidated balance sheet data as of December 31, 2016, 2017, 2018, 2019 and 2020.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	1,314,814	1,765,572	1,741,911	1,075,557	409,498	62,758
Restricted cash	—	1,092,921	1,619,937	1,140,819	195,940	30,029
Loans and advances, net (net of allowance of RMB67.5 million, RMB404.9million, RMB764.3 million, RMB1,257.8 million and RMB1,514.2 million (US$232.1 million) as of December 31, 2016 and 2017, 2018, 2019 and 2020, respectively)	293,158	1,938,492	1,482,368	1,517,876	732,016	112,186
Deposits	—	—	—	—	534,058	81,848
Prepaid expenses and other assets	328,853	433,597	560,165	441,332	302,261	46,324
Total current assets	2,011,025	5,248,250	5,430,278	4,199,636	2,189,133	335,499
Restricted cash	—	4,000	19,368	—	—	—
Loans and advances, net (net of allowance of nil, RMB1.4 million, RMB6.0 million and RMB1.8 million and nil as of December 31, 2016 and 2017, 2018, 2019 and 2020, respectively)	—	390,171	421,564	49,643	—	—
Total non-current assets	94,465	1,019,551	886,210	827,330	473,712	72,599
Total assets	2,105,490	6,267,801	6,316,488	5,026,966	2,662,845	408,098
Payable to institutional funding partners and online investors	94,663	1,770,681	1,005,236	289,026	43,480	6,664
Current account with online investors and borrowers	890,192	1,883,446	2,005,605	1,275,210	254,175	38,954
Deferred revenue	13,196	12,330	11,962	—	—	—
Contract liabilities	—	—	—	271,741	163,057	24,990
Total current liabilities	1,360,563	4,633,990	3,623,649	2,499,535	1,074,516	164,677
Payable to institutional funding partners and online investors	—	416,118	450,160	51,444	—	—
Deferred revenue	1,100	887	11,343	—	—	—
Contract liabilities	—	—	—	198,282	19,237	2,948
Total non-current liabilities	9,433	457,724	475,613	249,726	19,237	2,948
Total liabilities	1,369,996	5,091,714	4,099,262	2,749,261	1,093,753	167,625
Total mezzanine equity	388,910	388,910	—	—	—	—
Total shareholders’ equity	346,584	787,177	2,217,226	2,277,705	1,569,092	240,473

The following table presents our selected consolidated cash flow data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	924,388	2,284,077	1,214,774	887,112	(1,336,897)	(204,890)
Net cash (used in)/provided by investing activities	(337,051)	(2,941,921)	(6,468)	(922,049)	24,048	3,686
Net cash provided by/(used in) financing activities	458,614	2,205,523	(686,883)	(1,130,093)	(298,089)	(45,684)
Net increase/(decrease) in cash, cash equivalents and restricted cash	1,045,951	1,547,679	518,723	(1,164,840)	(1,610,938)	(246,888)
Cash, cash equivalents and restricted cash at the beginning of the year	268,863	1,314,814	2,862,493	3,381,216	2,216,376	339,675
Cash, cash equivalents and restricted cash at the end of the year	1,314,814	2,862,493	3,381,216	2,216,376	605,438	92,787

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net income/loss, a non-GAAP measure, as supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/loss as net income/loss excluding share-based compensation expenses.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income/loss enables our management to assess our operating results without considering the impact of share-based compensation expenses. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/loss is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income/loss. Further, this non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table presents our adjusted net income/loss for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

	For the year ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Income/(loss) to Adjusted Net Income/(loss):
Net income/(loss)	291,029	474,821	604,630	263,242	(714,343)	(109,478)
Add:
Share-based compensation expenses	32,326	40,719	106,571	64,796	6,093	934
Adjusted net income/(loss) before related taxes	323,355	515,540	711,201	328,038	(708,250)	(108,544)
Income tax expenses	(8,082)	(10,180)	(19,457)	(11,881)	(1,117)	(171)
Adjusted net income/(loss), net of taxes	315,273	505,360	691,744	316,157	(709,367)	(108,715)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

We operate in China’s marketplace lending industry, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.

China’s marketplace lending industry is evolving and is in the process of tightening its regulations. The PRC regulatory regime governing the industry may change in ways that do not favor development of the industry and this may negatively affect our business. Prospective borrowers may not be familiar with the industry and may have difficulty to distinguish our services from those of our competitors. In addition, borrowers may not view a default of credit obligation under the loans we facilitate as having the same consequences as a default of credit obligation under more traditional loans provided by banks or other financial institutions. Any default on borrowers’ payment obligations may adversely affect institutional funding partners’ confidence in the loans we facilitate, which may lead to a reduction of capital available for loans and materially and adversely affect our business. Our ability to retain and attract institutional funding partners is critical to us for maintaining and increasing the volume of loans we facilitate. Our past growth rates may not be indicative of our future growth.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving industry. These risks and challenges include our ability to, among others:

•	navigate an evolving regulatory environment;

•	expand the base of borrowers served on our platform;

•	broaden our loan and investment product offerings;

•	efficiently operate our nationwide network of service centers;

•	enhance our data analytical and risk management capabilities;

•	continue to scale our technology infrastructure to support the growth of our platform and loan volume;

•	operate without being adversely affected by the negative publicity about the industry in general and our company in particular;

•	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform;

•	anticipate and adapt to changing market conditions, including government restrictions on automobile purchases and ownership and changes in the competitive landscape;

•	attract, retain and motivate talent; and

•	defend ourselves from any potential litigations, regulatory proceedings, or any other claims.

If China’s marketplace lending industry does not develop as we expect, or if we fail to educate prospective borrowers and institutional funding partners about the value of our platform, products and services or address their needs, our reputation, business, financial condition and results of operations may be materially and adversely affected.

If any of our business practices is deemed to violate any laws or regulations governing the marketplace lending industry in China, our business, financial condition and results of operations will be materially and adversely affected.

The relevant laws and regulations about the marketplace lending industry in are tightening, developing and evolving. Since mid-2015, the PRC government and relevant regulatory authorities have issued various laws and regulations governing the marketplace lending industry, which regulate the activities of online lending information intermediaries, online microcredit companies and those who collaborate with these entities in operating marketplace lending platforms. Several laws and regulations issued between 2018 and 2019 have imposed additional requirements and restrictions on the operations of marketplace lending platforms, which have adversely affected and may continue to adversely affect our business and results of operations in the future. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Online Lending Information Intermediaries” and “— Regulations on Microcredit Companies” for more details. There are uncertainties as to the interpretation of these PRC laws and regulations and their applicability to our business. If any aspect of our operations is deemed to have violated these laws or regulations, we may be required to modify or even suspend relevant operations and/or be subject to administrative penalties.

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

In December 2018, the relevant PRC regulatory authorities of the peer-to-peer lending industry issued the Circular on Making Efforts to Prevent Risk and Classify Online Lending Institutions, or Circular 175. Circular 175 classifies the online peer-to-peer lending marketplaces into six categories, and except for large- scale peer-to-peer direct lending marketplaces that have not demonstrated any high-risk characteristics, which are generally referred to as Normal Marketplaces, other marketplaces, including shell companies with no substantive operation, small-scale marketplaces, marketplaces with high risks and marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses, shall exit the peer-to-peer lending industry or cease operation.

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

The stringent regulatory actions on online lending information intermediaries have decimated online lending information intermediary service, including well-known listed companies such as Yiren Digital (NYSE: YRD) and China Rapid Finance (NYSE: XRF). Since the second half of 2019, several provincial government agencies or internet financing associations had announced their plans to exit online lending information intermediary business in their jurisdictions, including several provincial government agencies have explicitly announced to clamp down all online lending information intermediary businesses.

Considering the regulatory environment on online lending information intermediaries, we ceased to offer new loans for online investors’ subscription since February 2020, including through our Premier Investment Program and X Investment Program. Investors of our then existing investment programs now directly fund the underlying loans they used to invest in through our investment programs. In May 2020, we announced that we would exit online lending information intermediary business. In the future, we plan to use institutional funding partners as our primary funding sources and will also facilitate loans through our microcredit company. However, uncertainties still exist in relation to the interpretation and implementation of regulations relating to online lending information intermediaries, such as the Interim Measures and Circular 175, and there is a risk that regulatory authorities may interpret the regulations differently than we do, and we cannot assure you that the regulatory authorities will not require us to amend our business accordingly, our business, financial condition and results of operation might be materially and adversely affected.

As we have announced to exit online lending information intermediary business and the peer-to-peer industry is faced with full exiting and transformation requirement, we believe that it is no longer applicable for us to submit our filing application, however, considering our historical practice as an online lending information intermediary, there is still a risk that regulatory authorities may interpret the regulations differently than we do.

2020 is a year of comprehensive transformation for the marketplace lending industry and the laws and regulations in relation to the marketplace lending industry are still evolving. We are unable to predict with certainty the impact, if any, of future laws or regulations governing the marketplace lending industry will have on our business, financial condition and results of operations.

We have been and may continue to rectify our business to ensure full compliance with laws and regulations governing the marketplace lending industry.

We have rectified, and may need to continue to rectify, certain aspects of our business operations to ensure full compliance with laws and regulations governing the marketplace lending industry, as laws and regulations develop.

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

We have implemented various measures in response to the above alleged non-compliance, including, (i) discontinuation of loan products with interest rates that exceeded the statutory limit. Since the first half of 2018, we have ceased to offer new loans with APR exceeding 36%, the loan volume of which totaled RMB17.1 billion in 2017 and accounted for 17.7% of our total loan volume in 2017, and loan applications with APRs exceeding 36% will be automatically rejected by our system; (ii) setting up custody accounts with a qualified bank and separating investors’ funds from our own funds; (iii) discontinuation of conducting offline marketing activities for our loan products; (iv) adoption of anti-fraud mechanism; (v) implementation of risk assessment and investor management; (vi) improving periodic audits for key business segments, security evaluation and compliance issues; (vii) improving risk disclosure to investors; (viii) improving information disclosure; and (ix) discontinuation of misleading advertisements. We have completed these rectifications as of the date of this annual report. However, it is uncertain whether our rectification measures will be sufficient to ensure full compliance with the regulatory requirements due to the lack of detailed interpretation and implementation of these requirements. As of the date of this annual report, we have not received final clearance from the local financial authorities that our rectification efforts were sufficient, and there can be no assurance that we will be able to receive such final clearance.

In addition, led by the comprehensive marketplace transformation, we are ordered to exit of peer-to-peer lending industry in July 2020. Since then, Weidai has been cooperating closely with local government in business operation to promote a smooth exit of peer-to-peer investments. As of the date of this annual report, our organizational structure is stable and our daily operation is in order under the supervision of the government authority. Particularly, all loan collection related work is carried out as usual. As of the date of this annual report, we are still under government supervision. Since we worked with local government in July 2020, we have been focusing on loan collection. We stopped repaying investors since July 2020 in accordance with government authority’s instruction. All repayments will be made following further instructions from the government. We will resume our loan facilitation business after we have completely exit the peer-to-peer lending industry. We cannot assure how long it will take to complete the exit, and as our business operation is subject to further instruction from the government authority, our further business development may not in the way as we expect.

As the PRC laws and regulations for online lending information intermediaries, including their interpretation and implementation, continue to evolve, further regulations regarding the marketplace lending industry may be implemented, which may require us to make further rectifications.

Our business, financial condition and results of operations may be negatively affected as a result of our management having to devote significant time and attention to administrative process, thereby diverting management’s attention from our day-to-day operations.

We were notified by the competent authority that administrative inspections of online lending information intermediaries in Hangzhou have commenced. To assist with the inspection process, the competent authority has set forth certain requirements for all online lending information intermediaries that are subject to such inspections cooperate with, and that the company’s management team must participate in person and onsite throughout the inspection process. Since our chairman cannot travel during this inspection process, we may suffer losses of business that could have a negative impact on our financial condition and results of operations.

Since July 2020, we have been cooperating closely with local government in our business operation to promote a smooth exit of peer-to-peer investments. To cooperate with the exit process, our management team devote their full support to and cooperate with government’s orders, which require their significant time the and attention. There can be no assurance as to how long any of the foregoing or additional requirements will continue to be imposed, or when they will be lifted. Similar or more onerous inspection processes may be imposed at the provincial or national levels. We do not know if and when such further processes may commence, or when they would be completed. Furthermore, there can be no assurance that our company ultimately will be successful in meeting requirements and standards of competent authorities. Each such administrative inspection will cause our management to devote significant time and attention to the inspection process, thereby diverting management’s attention from our day-to-day operations, which could harm our business, financial condition and results of operations.

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

We, as an online lending information intermediary, do not facilitate loans to any individual in aggregate amount exceeding RMB200,000 or to any entity in aggregate amount exceeding RMB1 million. In addition, when assessing the creditworthiness of a prospective borrower, we determine whether he has outstanding loans through other marketplace lending platforms using proprietary and third-party databases. However, due to the lack of industry-wide information sharing arrangement, there can be no assurance that the aggregate amount extended to any borrower through our platform and other online lending information intermediaries does not exceed the applicable borrowing limits set out by the Interim Measures.

Our purchase of delinquent loans and provision of guarantees may be prohibited under the Interim Measures and Circular 57.

The Interim Measures prohibit online lending information intermediaries from providing any security interest or guarantee to investors as to the return of loan principal or interest. We used to voluntarily purchase delinquent loans from online investors in order to timely compensate them for default losses; we provided guarantees for certain of our consumption loan products. Since 2019, we have ceased to provide financial guarantees to online investors for consumption loans pursuant to regulatory requirements. We have ceased to offer consumption loans involving smaller loan amounts and shorter tenures starting from the fourth quarter of 2017; we provide guarantees to a portion of institutional funding partners and corporate investors in case of borrower defaults (the loan volume of which totaled RMB4.8 billion, RMB3.0 billion and RMB298.2 million (US$45.7 million) in 2018, 2019 and 2020, respectively, accounting for 6.1%, 4.9% and 75.5% of our total loan volume in 2018, 2019 and 2020, respectively). We ceased to facilitate any new investment made by such corporate investors through our platform or provide guarantee to new corporate investors starting from the fourth quarter of 2017. For more information related to cancellation of investment programs, please see “Item 4. Information on the Company — B. Business Overview — Our Investors and Investment Products — Investment Products and Services Offered to Online Investors — Investment Programs.” These historical and current practices may be deemed as providing guarantees to investors as to the return of loan principal or interest, which is prohibited under the Interim Measures and Circular 57.

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

As of the date of this annual report, we have not received any updates from the competent regulatory authorities, and we cannot assure you that Fuzhou Online Microcredit is able to obtain the operating certificate in due course or at all. It remains unclear when the regulatory authorities will resume the approval process and whether they will conduct any onsite inspections of Fuzhou Online Microcredit. However, in the event that an inspection is conducted by the relevant authorities and Fuzhou Online Microcredit fails to rectify any non-compliance identified during such inspection, its future application for the operating certificate could be denied and its business operations could be suspended. In November 2020, the CBIRC and PBOC published the draft Interim Measures for Online Microcredit Business, or the Draft Online Microcredit Measures, for public comments. The Draft Online Microcredit Measures provide, among others, that an online microcredit company must obtain the CBIRC’s approval before carrying out online microcredit business across different provinces. Under the Draft Online Microcredit Measures, existing online microcredit companies with business across provinces in China will have a three-year transition period to obtain the required approval and adjust their business as necessary to stay compliant. Although there is substantial uncertainties as to the adoption of such draft into law, and the draft, if adopted into law, may differ significantly from the draft as proposed, if the draft, as proposed, is adopted into law, will, among other things, require our microcredit company to obtain the CBIRC’s approval before operating business across different provinces after the three-year transition period. We cannot assure you that we will be able to obtain the CBIRC’s approval in a timely manner, or at all. As of the date of this annual report, Fuzhou Online Microcredit has not been subject to any administrative or other penalties due to the lack of operating certificate. We believe that Fuzhou Online Microcredit is in compliance with the applicable requirements for the issuance of operating certificate, and plan to re-apply for such certificate as soon as the regulatory approval process is resumed.

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

Our cooperation with institutional funding partners (who funded 4.1%, 5.5% and 75.4% of our total loan volume in 2018, 2019 and 2020, respectively) has exposed us to, and may continue to expose us to, regulatory uncertainties faced by such institutional funding partners. We are obligated to compensate a portion of our institutional funding partners for delinquent principal and interest payments in the event of borrower defaults. We cannot assure you that the business operations of our institutional funding partners or our cooperation with these institutional funding partners are, or will continue to be in compliance with the relevant laws and regulations. For instance, Circular 141 requires that financial institutions cooperating with third parties to engage in lending businesses (i) not to outsource any core lending business (including credit assessment and risk control), (ii) not to accept any credit enhancement provided by third parties with no guarantee approval or license, whether or not in a disguised form (including commitment to absorbing default risks), and (iii) to ensure that no interests or fees are collected from borrowers by such third parties. Furthermore, Circular 141 prohibits online lending information intermediaries from facilitating financial institutions’ participation in online lending services. In July 2020, the CBIRC promulgated the Interim Measures for Administration of the Internet Loan by Commercial Banks, which further state that a commercial bank shall not accept credit enhancement services provided directly or in disguised manner by a cooperation institution without qualifications to operate guarantee business or qualifications to operate credit insurance or guarantee insurance business. Our cooperation with institutional funding partners may need to be modified, suspended or terminated, which may be time consuming and lead to insufficient funding supply on our platform and materially or adversely affect our business.

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

If we are unable to retain existing borrowers or institutional funding partners or attract new ones, or maintain or increase the volume of loans facilitated through our platform in a cost-effective manner, our business and results of operations will be adversely affected.

We provide intermediary service to borrowers with funding needs. The growth and success of our future operations depend on the availability of adequate lending capital to meet borrowers’ demand for loans on our platform. In order to grow our business, we must continuously increase the volume of loans facilitated through our platform by retaining existing and attracting new borrowers and institutional funding partners.

The volume of loans facilitated through our platform may be affected by a number of factors, including our brand recognition and reputation, interest rates offered and service rates charged to borrowers and institutional funding partners, the effectiveness of our risk management, the default rate of borrowers on our platform, the operating efficiency of our platform and the macroeconomic environment. We may not be able to attract a sufficient number of borrowers or institutional funding partners or obtain sufficient commitments from institutional funding partners, in which case our business and results of operations may be adversely affected.

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

Insufficient commitments from institutional funding partners

Our platform may not be able to attract sufficient commitments institutional funding partners due to a variety of reasons.

Since 2017, we have expanded our funding sources to include institutional funding partners. In 2018, 2019 and 2020, RMB3.2 billion, RMB3.4 billion and RMB298.0 million, or 4.1%, 5.5% and 75.4% of our total loan volume, was funded by institutional funding partners, respectively. These institutional funding partners agree to provide funding to borrowers referred by us who meet their predetermined criteria and pass their internal loan approval. While our borrowers’ loans are generally approved by the institutional funding partners if they fall within such institutional funding partners’ predetermined criteria, the institutional funding partner may decline to fund the loans, which is outside of our control. There is no assurance that our institutional funding partners will continue to provide reliable, sustainable and adequate funding to support borrowers’ financial needs. In addition, if PRC laws and regulations impose more restrictions regarding cooperation with institutional funding partners, these institutional funding partners may become more selective in choosing cooperation partners, which may drive up the funding costs and increase competition. Any of the above reasons may materially increase our funding costs, which may adversely affect our results of operations and profitability.

We used to attract funds from online investors. In response to the increasingly stringent regulatory environment and deteriorating macro-economy, we have ceased to offer new investment products to online investors since February 2020. We plan to use institutional funding partners as our primary funding source and will also facilitate loans through our microcredit company. However, we cannot guarantee that funds from our institutional funding partners and our microcredit company will be sufficient to meet all the demands from our borrowers. If there are insufficient commitments from institutional funding partners, borrowers may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs, and the volume of loans facilitated through our platform may be significantly impacted. To the extent that it is necessary to obtain additional lending capital from institutional funding partners, such lending capital may not be available to our platform on acceptable terms or at all. If our platform is unable to provide prospective borrowers with loans or fund the loans on a timely basis due to insufficient lending capital, we may experience a loss of market share or slower than expected growth, which would harm our business, financial condition and results of operations.

If our existing and new loan products do not achieve sufficient market acceptance, our financial results and competitive position may be harmed.

We have devoted significant resources to, and will continue to place an emphasis on, upgrading and marketing our existing loan products and enhancing their market awareness. We also incur expenses and expend resources to develop and market new loan products that may incorporate new features, improved functionalities or otherwise make our platform more desirable to borrowers. New loan products must achieve high levels of market acceptance in order for us to recoup our development costs.

Our existing and new loan products could fail to attain sufficient market acceptance for many reasons, including:

•	borrowers may not find terms of our products, such as costs and credit limit of our loan products, competitive or appealing;

•	our failure to predict market demand accurately and offer products that meet borrowers’ demand in a timely fashion;

•	borrowers using our platform may not like, find useful or accept, any changes we make;

•	there may be negative publicity about our loan products or our platform’s performance or effectiveness; and

•	there may be competing products introduced by our competitors.

If our existing and new loan products do not achieve sufficient market acceptance, our competitive position, results of operations and financial condition may be harmed.

We may not be able to effectively operate our service centers, which could harm our business, results of operations and growth potential.

As of December 31, 2020, we operated 234 service centers across 29 of the 32 provinces, municipalities and autonomous regions in China. We cannot assure you that our managerial, financial, operational, technological and other resources will be adequate to effectively operate this nationwide service center network. For example, we may not be able to continue to attract and retain a sufficient number of qualified personnel at reasonable costs or to train these personnel to provide high-quality services in accordance with our operating and risk management procedures and protocols. Moreover, if we fail to adequately predict borrower demand or otherwise optimize our service center network, it could result in excess or insufficient service center capacity.

We operated 82 service centers through service center operation partners as of December 31, 2020. If we are unable to effectively address risks associated with the partner-operated service center business model, our reputation and results of operations may be materially and adversely affected:

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

Fuzhou Online Microcredit is subject to regulations applicable to microcredit companies. See “Item 4. Information on the Company — B. Business Overview— Regulation — Regulations on Microcredit Companies” for more details. These regulations provide that “integrated real interest” (namely the aggregated borrowing costs charged to borrowers in the forms of interest and various fees) shall be subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court. The loans facilitated through our platform and the advances made by Fuzhou Online Microcredit will be subject to the aforementioned interest rate restrictions, which could affect our platform’s to facilitate loans for certain borrowers and may have a material adverse effect on our business.

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

Furthermore, on August 20, 2020, China’s Supreme People’s Court, or the SPC, announced its decision to lower the cap for private lending rate in a revised judicial interpretation. Under the revised judicial interpretation, any total annual rates (inclusive of any default rate, default penalty and any other fee), if exceeding four times of China’s benchmark one-year loan prime rate, or the LPR, as published on the 20th of each month, will not be legally protected. Based on the LPR of 3.85% as published on December 21, 2020, such cap would be 15.4%. According to the reply of SPC on the application scope of the revised judicial interpretation, the revised judicial interpretation does not apply to microcredit company, financial guarantee company, financial leasing company, commercial factoring company and certain other local financial organizations which are under the supervision of local financial regulatory authorities. However, uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing microcredit company. If any regulatory requirements applies us is tightened by any newly adopted, or by the application of any existing laws, regulations or rulings, our microcredit company or other local financial organizations under the supervision of the local financial regulatory authorities may need to alter our business model, which may have a material effect on our business, financial condition, results of operation and prospects.

We may need to adapt our business model as China’s auto-backed loan market develops.

China’s auto-backed loan market is currently in a preliminary stage of development and features a small number of players. As the market continues to develop and borrowers become increasingly inclined to secure funding using automobiles as collateral, our existing business model and product offerings may face increasing competition and challenges. For example, we facilitate auto-backed loans using automobiles with clean title as collateral. However, as auto-backed loans become more prevalent and an increasing number of auto-backed loan providers emerge, automobiles may become more commonly used as collateral to secure funding and the same automobile may even be used as collateral to secure funding from multiple auto-backed loan providers, which may potentially increase the default rate of auto-backed loans we facilitate. For example, a borrower of auto-backed loans facilitated through our platform may take out auto-backed loans from other auto-backed loan providers using the same automobile as collateral, which will increase default risks to us. To reduce the default risks, we may need to modify our existing business practice to lower our loan-to-value ratio, or LTV ratio, or require additional collateral from borrowers, which could incur additional costs, reduce the attractiveness of our platform or otherwise materially and adversely affect our business, financial condition and results of operations.

Our risk management system may not be adequate and may adversely affect the reliability of our platform, and in turn damage our reputation, business and results of operations.

We have adopted stringent risk management protocols to assess loan applicants’ creditworthiness and appraise the value of automobiles. Due to the lack of a nationwide centralized credit reporting system in China, we conduct credit assessment of loan applicants and appraise the value of automobiles using data aggregated from various data sources, including our own proprietary database and third-party data service providers and credit scoring service providers’ databases. However, these risk management measures may not always be adequate or effective. For example, our risk management system may contain errors or defects that prevent us from effectively identifying fraudulent information supplied by borrowers. When there is indication of fraud, our risk management team’s further diligence and verification, such as site visits, may not completely eliminate the risk of fraud. In addition, the information and data in our own database or third-party databases may be inaccurate, incomplete or outdated. Any of these could prevent us from effectively detecting fraud, accurately determining the creditworthiness of loan applicants or appraise the value of automobiles, and our platform’s default rate may significantly increase. As a result, institutional funding partners may lose confidence in our platform and our reputation, business and results of operations may be adversely affected.

Significant decrease in value of automobile used as loan collateral may lower our recoverability upon any default, which may adversely affect our results of operations.

We primarily facilitate auto-backed loans, which involve borrowers using their automobiles as collateral. We have implemented various measures in order to accurately determine the value of automobiles used as collateral, including our proprietary automobile appraisal system, third-party automobile appraisal systems, our own automobile appraisers and qualified third-party automobile appraisers. However, we may not be able to capture all factors that may affect the value of automobiles used as collateral. Changes in the value of automobiles may affect the recoverability of any outstanding balance if default incurs. The value of automobiles may fluctuate due to many reasons, including the market value of new and used automobiles. The historical restrictions on inter-city or inter-province transfer of used automobiles that were imposed by various local government authorities in China may also result in lower value of automobiles that are transferred to such cities with local transfer restrictions. Although the PRC government has recently issued several official opinions and circulars to prohibit such local restrictions and market segregation, certain transfer restrictions are still in practice, such as different emission standards imposed by various local government authorities. The deterioration of the condition of automobiles and decrease in popularity of specific automobile models may also decrease the value of the automobiles. Thus, if there is any significant decrease in value of borrowers’ automobiles used as collateral, we may not be able to cash out all delinquent principal and interest when borrowers default, which may adversely affect our business, financial condition and results of operations.

We have obligations to verify information relating to borrowers and detecting fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may be subject to liabilities.

We provide intermediary service to borrowers, and our contracts with investors and borrowers are intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we fail to provide material information to investors and are found to be at fault, for failure to exercise proper care, or failure to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the PRC Contract Law. In addition, the Interim Measures and the Inspection Notice have imposed additional obligations on online lending information intermediaries to verify the truthfulness of the information provided by or in relation to loan applicants, actively detect fraud, conduct risk evaluation of lenders, make hierarchy management of lenders and disclose borrowers’ credit risk related information to lenders. In September 2019, the Head Office for Special Rectification of Peer-to-Peer Online Lending and the Head Office for Special Rectification of Online Finance Risk jointly issued the Circular of Strengthening the Construction of Credit Support System of Online Lending, or the Circular of Construction of Credit Support System, which stipulates that local financial authorities should command all online lending information intermediaries facilitating peer-to-peer lending to connect to designated credit database, including the financial credit information database operated by the People’s Bank of China. The Circular of Construction of Credit Support System also provides that these online lending information intermediaries should legally collect and report relevant credit information to the designated credit database. We have established corporation with Baihang Credit. We leverage a large database of past fraud cases, which is updated regularly, and sophisticated rule-based technologies, in detecting loan applicants’ fraudulent behaviors. As the Interim Measures and other applicable PRC laws and regulations are relatively new, it is still unclear to what extent online lending information intermediaries should exercise the duty of care in detecting fraud. Although we believe that, as an information intermediary, we should not bear the credit risk for investors as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the Interim Measures if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

Broader macro, political and socio-economic factors affecting market conditions can materially and adversely affect our business and operating results.

General economic, macro, political and socio-economic factors beyond our control may deter borrowers’ from seeking loans through our platform or institutional funding partners attempting to lend through our platform. Such factors include the general interest rate ecosystem, unemployment rates, residential home values and availability of other investment opportunities. If any of these risk factors should materialize, the volume of loans facilitated through our platform may decline and our revenues and operating results may be adversely affected. For example, the fluctuation of interest rates may affect the demand for loan services on our platform, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels and a high interest rate environment may lead to an increase in competing investment options and dampen investors’ desire to invest on our platform. If we fail to respond to the fluctuations in interest rates in a timely manner and adjust our loan product offerings, potential and existing investors may delay or reduce their investments through our platform, and potential and existing borrowers may show less interest in our loan products and platform. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating on our platform, which may adversely affect our business.

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

We are vulnerable to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics, and other catastrophes, which may materially and adversely affect our business. Since December 2019, there has been an outbreak of respiratory illness caused by a novel strain of coronavirus, or COVID-19, in China and around the world. COVID-19 is considered to be highly contagious and poses a serious public health threat. The World Health Organization labeled the COVID-19 a pandemic on March 11, 2020.

Substantially all of our operations are located in China and all of our revenue is sourced from China. Since the outbreak of COVID-19, our business and operation have been adversely affected. For example, due to the home office and quarantine measures ordered by PRC government, our headquarters and service centers across China were forced to close and some of our employees were unable to return to work until mid-March, 2020. As a result, our auto-backed loan application process, which requires physical inspection of automobiles, was significantly impeded, which in turn adversely affected our loan volume. The business of banks, institutional funding partners and offline channel partners we cooperate with were also adversely impacted, which also adversely affected the credit approval process and our borrower acquisition process. Our collection activities were also significantly limited due to various temporary measures introduced by Chinese central government and local governments, such as extension of the Lunar New Year holiday, travel restrictions and community quarantine, which had temporarily restrained our ability and efficiency in the collection of overdue loans. Moreover, most of our borrowers are small and micro enterprise owners, who are vulnerable in the face of economic depression. If their financial situation deteriorate, it may be difficult for them to repay loans on our platform. In addition, our business operations could be disrupted if any of our employees is suspected of contracting the COVID-19 or any other epidemic disease, since our employees could be quarantined and/or our offices be shut down for disinfection.

The COVID-19 has caused wide-ranging business disruptions and traffic declines in China, and with its growing spread globally, the virus’ adverse impact on business activities and travels globally. Although China has temporarily controlled the outbreak, there is still possibility of outbreak reoccurrence. For example, during the fourth quarter of 2020, numerous confirmed cases of COVID-19 were identified in several cities and provinces in mainland China. While vaccines for COVID-19 are being, and have been developed, there is no guarantee that any such vaccine will be effective, work as expected or be made available or will be accepted on a significant scale and in a timely manner. Furthermore, variations of virus were recently found on confirmed cases in Britain. The potential downturn brought by and the duration of the COVID-19 is difficult to assess or predict and actual effects will depend on many factors beyond our control. The extent to which the COVID-19 impacts our results remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be and have been adversely affected directly, as well as to the extent that the COVID-19 or any other epidemic harms the Chinese economy in general.

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

For certain auto-backed loans facilitated through our platform, investors’ rights to the automobile collateral have not been registered with the local automobile administrative offices. In the event that an automobile collateral for such loans is also used as collateral to secure another loan elsewhere and a third- party lender’s right to such automobile was registered with the local automobile administrative offices, the third-party lender will have priority to claim his rights to the automobile collateral over the investor on our platform if the borrower fails to repay the loans. As a result, the rights of investors on our platform may be negatively affected and our business and results of operations could be materially and adversely affected.

Our failure to compete effectively could adversely affect our results of operations and market share.

We face competition in auto-backed loan market in China. We compete directly with other auto-backed loan providers for borrowers, such as touna.cn and rrjc.com. As we focus on providing financial solutions to small and micro enterprise owners, we also compete with traditional financing channels and other marketplace lending platforms which provide loans to small and micro enterprise owners. In addition, we compete with other marketplace lending platforms for investors. Our competitors may operate with different business models, have different cost structures or participate selectively in different market segments. They may be more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their business. Our competitors may also have more extensive borrower bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, our current or potential competitors may acquire or form strategic alliances with one or more of our competitors, which could adversely affect our business, results of operations, financial condition and future growth.

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

We experienced fluctuations in our revenues and net income/loss growth historically. Our net revenues increased by 10.4% from RMB3,545.4 million in 2017 to RMB3,913.5 million in 2018, while our net revenues decreased by 14.2% to RMB3,357.5 million in 2019. Our net income increased by 27.3% from RMB474.8 million in 2017 to RMB604.6 million in 2018, while our net income decreased by 56.5% to RMB263.2 million in 2019. The decrease in our net revenues and net income in 2019 was primarily due to (i) a downturn of China’s marketplace lending industry due to various regulatory and economic factors, which caused decreases in our loan volume and loan balance, and (ii) a decrease in auto-backed loans’ fee rates, as we adjusted the fee rates of auto-backed loans downward in the first half of 2018 to improve the competitiveness of our loan products. Decreases in net revenues was also due to an increase in delinquency rates, which primarily resulted from the industry-wide turmoil, and macroeconomic headwinds that negatively impacted small and micro enterprises. If we are not successful in managing our growth or executing our strategies effectively, our business, results of operations, financial condition and future growth may be materially and adversely affected. Since July 2020, we have been focusing on loan collection. We will resume our loan facilitation business after we have successfully exit the peer-to-peer lending industry. As a result, our revenue was decreased by 54.2% from RMB3,357.5 million in 2019 to RMB1,536.1 million (US$235.4 million) in 2020. We incurred net loss of RMB703.4 million (US$107.8 million) in the same year.

Starting in January 2020, the outbreak of COVID-19 has significantly impacted the Chinese economy. The government measures designed to control the spread of the virus have also resulted in a decline in economic activities in China. In particular, we have witnessed and expect to continue to witness the decrease in automobile purchases and the rise in unemployment rates, which could result in a rise in delinquency rates of our outstanding loans. The outbreak of COVID-19 is expected to continue to have a material adverse impact on our business, results of operations and financial condition beyond 2020. As a result, there can be no assurance that we will be able to successfully implement our growth strategies.

Any negative publicity with respect to us, our employees, the marketplace lending industry in general or our business partners may materially and adversely affect our business and results of operations.

The reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include, but are not limited to, our ability to:

•	maintain the quality and reliability of our platform;

•	provide borrowers with a superior experience on our platform;

•	enhance and improve our risk management system;

•	effectively manage and resolve borrower and investor complaints;

•	effectively protect personal information and privacy of borrowers and investors; and

•	ability to timely and effectively cooperate with government’s inspection and rectification requirements.

Any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of our company, including, but not limited to, our management, employees, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

As China’s marketplace lending industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s marketplace lending industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules to develop a more transparent regulatory environment for the marketplace lending industry. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Online Lending Information Services” and “— Regulations on Microcredit Companies” for more details. Any players in China’s marketplace lending industry who do not comply with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development in, or negative perception of, the marketplace lending industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and imposed a negative impact on our ability to attract new borrowers and institutional funding partners. Negative developments in the marketplace lending industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other marketplace lending platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by marketplace lending platforms like us. For instance, since the second quarter of 2018, there has been an increasing number of business failures of, or accusations of fraud and unfair dealing against, companies in the marketplace lending industry in China. Recently, there were increased media coverage of marketplace lending platforms’ business failures. If borrowers and investors associate us with these unfaithful companies, our reputation may be harmed and investor confidence on our platform may be adversely affected. If this were to happen, we may be forced to offer more favorable terms to investors, such as higher investment return, in order to ensure that there is sufficient commitment from institutional funding partners on our platform, which in turn may adversely affect our business and results of operations and impair our ability to grow our business.

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

We believe that effectively developing and maintaining awareness of our brand is critical to attracting and retaining borrowers and institutional funding partners on our platform. This depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our platform. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new borrowers and institutional funding partners in a cost-effective manner or convert prospective borrowers into active borrowers on our platform.

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

We rely on a range of business partners in various aspects of our business. We work with online and offline channel partners, such as third-party mobile apps, websites and financial service providers for borrower acquisition. We rely on our service center operation partners in operating our partner-operated service centers. Furthermore, we collaborate with a variety of third-party service providers to conduct our business, including data service providers and credit scoring service providers for data aggregation, collection service providers for post-loan collections and payment service providers for the transfer of funds between borrowers and investors.

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

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and our business partners. Our business depends on our employees and our business partners to interact with borrowers and investors, process large amounts of data and transactions and support the loan collection process. We may not be able to identify and deter misconduct or errors by our employees or our business partners at all times, and the precautions we take to detect and prevent these activities may not be effective. If transactions are redirected, misappropriated or otherwise improperly executed, if personal information are disclosed to unintended recipients or if an operational breakdown or failure during the process of transactions occurs, whether as a result of human error, or purposeful sabotage or fraudulent manipulation of our operations or systems, our business operations and reputation could be materially adversely affected. For example:

•	The manner in which we interact with borrowers and investors and store and use their personal information through our platform is governed by various PRC laws. If any of our employees or business partners fails to follow our protocols when interacting with borrowers and investors, or takes, converts or misuses borrowers’ or investors’ funds, documents or personal information, we could be liable for damages suffered by borrowers or investors and become subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or personal information, and therefore be subject to civil or criminal liability. For instance, our third-party data service providers may provide us with personal information of borrowers that is illegally obtained, which may subject us to liabilities;

•	We rely on both our in-house collection team and third-party collection service providers for loan collection. Any aggressive practice or misconduct by our employees or third-party service providers during loan collection process could damage our reputation; and

•	Although we have formulated policies and procedures aimed at preventing money laundering and terrorism financing, we cannot assure you that these policies and procedures will be effective to prevent our employees from engaging in money laundering or terrorism financing activities. In addition, third-party payment service providers are required to have in place appropriate anti-money laundering policies and procedures under applicable anti- money laundering laws and regulations issued by the PBOC. If any of our third-party service providers fails to comply with the applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention.

Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and investors, inability to attract borrowers and institutional funding partners, reputational damage, regulatory intervention and financial harm, which could negatively impact our reputation, business, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately and timely report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence, and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. However, we were not subject to the requirement to provide attestation by our independent registered public accounting firm on effectiveness of internal control over financial reporting for the year ended December 31, 2020 as we qualified as an “emerging growth company,” as defined in the JOBS Act, as of December 31, 2020. Once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, unless we qualify for other exemptions.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020 due to one material weakness in our internal control over financial reporting and other control deficiencies. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is the insufficient number of financial reporting personnel with appropriate level of knowledge and experience in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remediate timely these deficiencies. For details about remediation, refer to “Item 15. Controls and Procedures” for more details. However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we will be unable to conclude that they have been remediated. Our failure to correct the material weakness and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

Any significant service disruptions or outages on our platform, in our computer systems or our business partners’ computer systems could prevent us from facilitating loans through our platform, reduce the attractiveness of our platform or result in a loss of borrowers.

The satisfactory performance, reliability and availability of our platform and computer systems are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers. There is no assurance that we will be able to protect our platform and computer systems against, among others, damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, software errors, bugs or defects, configuration errors, computer viruses, security breaches, hacking attempts or criminal acts at all times. Our business partners’ computer systems may also be vulnerable to such errors, bugs, defects or breaches. In the event of any service disruption or outage of the computer systems of our company or those of our business partners, our ability to facilitate loans may be adversely affected. For example, we may experience temporary service disruptions or data losses during data migrations between old and new systems or system upgrades. We may not be able to recover all data and services in the event of a service disruption or outage. Additionally, our insurance policies may not adequately compensate us for any losses that we may incur during service disruptions or outages.

Any interruption or delays in our services, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and our reputation, subject us to liabilities and cause borrowers to abandon our platform, any of which could adversely affect our business, financial condition and results of operations.

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

The internet, including the mobile internet, has gained increased popularity in China as a platform for financial products and content in recent years. However, certain borrowers have limited experience in handling financial products and content online and may have reservations about using online platforms. For example, borrowers may not find online content to be a reliable source of financial product information. If we fail to educate prospective borrowers about the value of our platform and our products and services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected. The further acceptance of the internet as an effective and efficient platform for financial products and content is also affected by factors beyond our control, including negative publicity around online and mobile lending and restrictive regulatory measures taken by the PRC government. If we do not achieve adequate acceptance in the market, our growth prospects, results of operations and financial condition could be harmed.

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

We have been, and may from time to time in the future, become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. For example, we are in the process of exiting of the peer-to-peer lending industry. Although we are dedicated to ensuring a smooth and safe transition process for all of our existing online investors, some online investors may not be satisfied with our arrangement and may brought lawsuits against us. For more information related to cancellation of investment programs and alternative repayment arrangement, please see “Item 4. Information on the Company — B. Business Overview— Our Investors and Investment Products — Investment Products and Services Offered to Online Investors — Investment Programs.” Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in material adverse impact on us.

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

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non- compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or business partners use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platform and better serve borrowers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

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

In addition, we invest significant time and expenses in training our employees, which increases their value to our competitors, who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and the quality of our services and our ability to serve borrowers could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our borrowers by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

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

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Encouraged Industry Catalog for Foreign Investment (2019 version), which was promulgated by the NDRC and the MOFCOM and took effect on July 30, 2019, and the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, and other applicable laws and regulations.

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

The economies of emerging markets are typically more vulnerable to market downturns and economic slowdowns elsewhere in the world. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

A downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011, the slowdown of the Chinese economy since 2012, sanctions against Russia over the Ukraine crisis since 2014, shadows of international terrorism spread by Islamic State of Iraq and al-Sham, which has been particularly intensified since the Paris terror attacks in November 2015, the impact of the election of Donald Trump as President of the United States and the tax reform that he subsequently signed into law, the trade war between the United States and China and the Syrian airstrike in 2018, and the tension between the United States and Iran in 2019, and the impact associated with the United Kingdom leaving the European Union in 2020. In addition, the Chinese economy has been adversely affected by the outbreak of the novel coronavirus, or the COVID-19, which was declared by World Health Organization as a Public Health Emergency of International Concern on January 31, 2020. The potential downturn brought by and the duration of the COVID-19 may be difficult to assess or predict where actual effects will depend on many factors beyond our control. It is unclear whether the Chinese economy will resume the high growth rate before the outbreak. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC. Legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We used to act as intermediaries for borrowers and online investors. In addition, we did not directly receive any funds from online investors in our own accounts as funds from online investors were deposited into and settled by a third-party custody account managed by Xinwang Bank. In addition, since July 2020, we have been working closely with local government to promote a smooth exit of peer-to-peer investments. If we are not able to exit the peer-to-peer lending industry in time or in the manner ordered by relevant government. We may be deemed as illegal fundraising. To date, our platform has not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising. Nevertheless, considerable uncertainties exist with respect to the PBOC, the SAIC and other governmental authorities’ interpretations of the fundraising-related laws and regulations. Therefore, we cannot guarantee you that we will not be deemed to violate illegal fundraising laws and regulations in the future.

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

Under PRC laws and regulations, our PRC subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated after- tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We have not made adequate employee benefit payments. Neither have we fully withheld the individual income tax in accordance with the relevant PRC laws and regulations. With respect to the underpaid employee benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines; with respect to the under withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and under withheld individual income tax, our financial condition and results of operations may be adversely affected.

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

Risks Related to our American Depositary Shares

Our ADSs may be delisted if the trading prices of our ADSs fail to comply with the minimum price requirement of NYSE.

On October 20, 2020, we received a NYSE letter notifying us that the trading prices of our ADSs had fallen below the NYSE’s price criteria for continued listing standard of a minimum average closing price of $1.00 over a consecutive 30 trading-day period.

Pursuant to NYSE rule 802.01C, once notified, an issuer must bring its share price and average share price back above $1.00 by six months following receipt of the notification, failing which the issuer may be subject to suspension and delisting procedures. An issuer can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing price of at least $1.00 and an average closing price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month.

On November 2, 2020, the we received a confirmation from the NYSE that we had regained compliance with continued listing standards after the average closing price for our ADSs for the consecutive 30-trading-day period ended October 30, 2020 exceeded $1.00. However, there can be no assurance that we will be successful in maintaining compliance and our securities will remain listed on the NYSE. The delisting of our ADSs by NYSE would have material negative impacts on the liquidity of our securities and our ability to raise future capital.

The market price for our ADSs may be volatile.

The trading prices of our ADSs ranged from US$0.73 to US$5.49 in 2020. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. On October 20, 2020, trading of our ADSs were temporarily suspended due to extraordinary volatility in the trading prices of our ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including, among others (i) regulatory developments affecting us, our borrowers, our investors, or our industry, (ii) market conditions in the marketplace lending industry, (iii) changes in the performance or market valuations of other marketplace lending platforms, (iv) announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments, (v) actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results, changes in financial estimates by securities research analysts, (vi) negative publicity about us, our management or our industry, and (vii) sales or perceived potential sales of additional ordinary shares or ADSs.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

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

Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Hong Yao beneficially owns 83.2% of the aggregate voting power of our company as of March 31, 2021. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Hong Yao has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2021, we had 35,390,055 Class A ordinary shares and 35,071,400 Class B ordinary shares outstanding. Among these Class A ordinary shares, 20,977,827 Class A ordinary shares are represented by ADS. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We adopted a share incentive plan in August 2018, under which we have the discretion to grant a range of equity-based awards to eligible participants. As of March 31, 2021, there are 1,972,951 outstanding share incentive awards under the 2018 Plan. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.” We have registered all ordinary shares that we may issue under this share incentive plan. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and the lock- up agreements described in the “Underwriting” section of the registration statement for our initial public offering. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by investors who purchase ADSs in our initial public offering.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares in accordance with your instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our third amended and restated memorandum and articles of association that is currently effective, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten (10) days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our third amended and restated memorandum and articles of association that is currently in effective, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to provide notice of the upcoming vote and to deliver our voting materials in accordance with the deposit agreement. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

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

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments. The courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as revised) (the “Companies Act”) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

We believe that it is likely that we would be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2020 and that there is a significant risk that we will be classified as a PFIC in the current and future taxable years, which could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

As a result of changes in the nature and mix of our assets, and the value of our assets as implied by the price of our ADSs, we believe that it is likely that we would be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ending December 31, 2020, and that there is a significant risk that we will be a PFIC for the current and future taxable years. Moreover, recently proposed U.S. Treasury regulations would, if finalized in their current form, substantially increase the likelihood that we will be classified as a PFIC in the future. Changes to our business plan also could significantly affect the likelihood that we may be or become a PFIC. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We have been and may continue to rectify our business to ensure full compliance with laws and regulations governing the marketplace lending industry.”

A non-U.S. corporation will be a PFIC if, in any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information — Taxation — United States Federal Income Tax Considerations”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its ADSs or ordinary shares. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a special election.

A U.S. Holder may be able to avoid the unfavorable rules described above by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the New York Stock Exchange). The ADSs are traded on the New York Stock Exchange, but there is no guarantee they will remain so traded. See “Item 3. Key Information — D. Risk Factors — Risks Related to our American Depositary Shares, Our ADSs may be delisted if the trading prices of our ADSs fail to comply with the minimum price requirement of NYSE.” Further, it should be noted, however, that only the ADSs and not the ordinary shares are listed on the New York Stock Exchange. Consequently, a U.S. Holder that holds ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election in respect of those ordinary shares.

U.S. Holders are strongly urged to consult their own tax advisors regarding our potential classification as a PFIC and regarding the U.S. federal income tax consequences of acquiring, holding, and disposing of our ADSs or ordinary shares if we are so classified, including the advisability of making a “mark-to-market” election, if available. See “Item 10. Additional Information — Taxation — United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” for more details.

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

In January 2019, Weidai Co., Ltd. entered into a series of contractual arrangements with Yuntuo and its shareholders, including the share pledge agreements, exclusive business cooperation agreement, exclusive call option agreement and shareholders’ power of attorney. Our contractual arrangements with Yuntuo and its shareholders allow us to exercise effective control over Yuntuo and receive substantially all of its economic benefits, and provide us an exclusive option to purchase all or part of its equity interests when and to the extent permitted by PRC law. See “Item 4. Information on the Company — C. Organizational Structure—  Contractual Arrangements with Our Variable Interest Entities — Contractual Arrangements with Yuntuo” for more details. As a result of our direct ownership in Weidai Co., Ltd. and the contractual arrangements with Yuntuo and its shareholders, we treat Yuntuo as our variable interest entity and consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP.

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

We are one of the largest auto-backed financing solution providers in China. Our platform serves as the intermediary for borrowers with funding needs, the majority of which are small and micro enterprise owners. Established in 2011 by a group of entrepreneurs with backgrounds in small and micro enterprises, we are dedicated to providing small and micro enterprise owners with accessible credit. We pioneered auto-backed financing in China in the form of title loans. We believe our products and services create exceptional value for borrowers.

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

We were the first in China to introduce auto-backed financing product in the form of title loan with “collateral registration + GPS system” features in 2011, which has replaced the traditional model of lenders keeping automobiles in custody and has since become the industry standard. Our auto-backed loans generally have principal amounts between RMB30,000 and RMB200,000, tenures from one to 36 months and APRs from 20% to 36%. In 2020, the auto-backed loans we facilitated had an average amount of RMB59,818 and an average tenure of 29 months.

As of December 31, 2020, we have built a nationwide network of 234 service centers across approximately 179 cities over the past ten years, which we believe presents significant barriers to entry. This extensive offline network, seamlessly integrated with our centralized technology platform and risk management system, has enabled a fast and highly automated transaction process. Our lending decisions are generally made within 30 minutes of application after information collection and automobile appraisal, and loans are generally disbursed within the same day, including weekends, delivering superior user experience. In addition, through this geographically dispersed network, we have gained a large and increasing volume of transaction data and local know-how. The breadth and depth of these transaction data have enabled us to make accurate credit assessments, effectively preventing fraud and enhancing collection efforts.

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

Since July 2020, we have been cooperating closely with local government in our business operation to promote a smooth exit of peer-to-peer investments. Since we started working with local government in July 2020, we have been focusing on loan collection. We stopped repaying investors since July 2020 in accordance with government authority’s instruction. All repayments will be made following further instructions from the government. We will resume our loan facilitation business after we have completely exit the peer-to-peer lending industry.

We generate revenues primarily from service fees charged to borrowers for our facilitation and management of loans. Our net revenues were RMB3,913.5 million, RMB3,357.5 million and RMB1,536.1 million (US$235.4 million) in 2018, 2019 and 2020, respectively. Our net income was RMB604.6 million and RMB263.2 million in 2018 and 2019, respectively. Our net loss was RMB714.3 million (US$109.5 million) in 2020. Our adjusted net income, net of taxes, was RMB691.7 million and RMB316.2 million in 2018 and 2019, respectively. Our adjusted net loss, net of taxes, was RMB709.4 million (US$108.7 million) in 2020.

Our Value Proposition to Borrowers

•	Accessible: make credit available for China’s small and micro enterprise owners who have limited or no access to traditional financing channels; we provide 24/7 accessibility through mobile app, website and call center

•	Timely: fast, highly-automated process; loans are typically approved within 30 minutes and funded within the same day, including weekends

•	Affordable: significantly higher credit limit at a reasonable cost compared with alternative lending channels

•	Flexible: various duration and repayment options to choose from

•	Superior experience: seamlessly integrated online + offline and one-stop experience supported by 234 service centers across approximately 179 cities and centralized online operations as of December 31, 2020.

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

While our borrower base has experienced fast growth since our inception in 2011, it has declined since October 2019. The number of active borrowers of auto-backed loans on our platform was 253,596, 185,569 and 5,018 in 2018, 2019 and 2020, respectively. As of December 31, 2018, 2019 and 2020, cumulatively we had facilitated RMB203.7 billion and RMB245.1 billion and RMB245.4 billion (US$37.6 billion) of auto-backed loans, respectively.

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

Loan Products and Services Offered to Borrowers

We provide borrowers convenient and quick access to credit with a number of loan products based on their specific financing needs and risk profiles. The following table sets forth a breakdown of loan volume facilitated and originated through our platform by type of products for the periods indicated:

	For the year ended December 31,
	2018		2019		2020(3)
	RMB’000	% of total loan volume	RMB’000	% of total loan volume	RMB’000	USD’000	% of total loan
Auto-backed loans	62,423,360	79.3	41,333,872	67.6	335,338	51,393	84.8
Other secured loans(1)	8,143,759	10.3	6,163,363	10.1	2,330	357	0.6
Unsecured loans(2)	8,218,795	10.4	13,604,445	22.3	57,473	8,808	14.6
Total loan volume	78,785,914	100.0	61,101,680	100.0	395,141	60,558	100.0

(1)	Primarily including home equity loans and construction machinery loans. We ceased to offer home equity loans to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB2.7 billion, RMB9.7 million and nil in 2018, 2019 and 2020, respectively.

(2)	Primarily including professional credit loans and consumption loans. We ceased to offer certain types of consumption loans and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB1.2 billion, nil and nil in 2018, 2019 and 2020, respectively.

(3)	We ceased to offer new loans in July 2020 when we started to work with local government to exit all peer-to-peer investments on our platform.

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

We generally facilitate auto-backed loans with principal amounts between RMB30,000 and RMB200,000 and tenures ranging from one to 36 months. In 2018, 2019 and 2020, the total volume of auto-backed loans facilitated and originated through our platform totaled RMB62.4 billion, RMB41.3 billion and RMB335.3 million (US$51.4 million), respectively, representing 79.3%, 67.6% and 84.8% of the total loan volume facilitated and originated through our platform for the same periods, respectively. In 2018, 2019 and 2020, the average amount of auto-backed loans facilitated and originated through our platform was RMB61,389, RMB59,615 and RMB59,818, respectively. In 2018, 2019 and 2020, the APR for our auto-backed loans typically ranged from 17% to 36%.

A borrower’s loan-to-value ratio, or LTV ratio, for our auto-backed loan products generally ranges between 50% to 80% based on his Weidai Credit score. We maintain a whitelist of existing auto-backed loan borrowers based on their post-loan performance, such as repayment status and behavior data collected by our GPS tracking system. The whitelisted borrowers are offered the option to go through another credit review to increase their LTV ratio by 10% to 30% (provided that the increased LTV ratio does not exceed 120%) and receive another loan disbursement according to the increased LTV ratio and the latest appraised value of their automobiles. The weighted average LTV ratio for our auto-backed loan borrowers was 62.3%, 67.0% and 69.9% in 2018, 2019 and 2020, respectively. In 2018, 2019 and 2020, 86.4%, 71.7% and 86.7% of our auto-backed loan borrowers were granted LTV ratio below 80%, respectively.

The following diagram illustrates the loan volume breakdown of auto-backed loans facilitated through our platform in 2018, 2019 and 2020 by LTV ratio:

Auto-backed loan borrowers typically provide investors the title of their automobiles as collaterals by registering such automobile collaterals at local automobile administrative offices, and are not required to hand over their automobiles. For borrowers with higher credit risks or under certain other limited circumstances, we require the automobiles to be pledged and kept at our leased parking lots or parking spaces over the life of the loan. In 2018, 2019 and 2020, the volume of auto-backed loans with automobiles pledged to us and the relevant automobiles kept at our leased parking lots or parking spaces totaled RMB4.8 billion, RMB467.4 million and RMB210.7 thousand (US$32.3 thousand), and accounted for 6.0%, 0.8% and 0.1% of our total loan volume, respectively.

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

Other Loans

We offer a number of other loans to meet the varied financial needs of our borrowers. In 2018, 2019 and 2020, the volume of other loans facilitated and originated through our platform totaled RMB16.4 billion, RMB19.8 billion and RMB59.8 million (US$9.2 million), respectively, representing 20.8%, 32.4% and 15.2% of the total loan volume facilitated through our platform for the same periods, respectively.

•	Professional credit loans. Professional credit loans are unsecured loans offered to professionals in selected industries with good credit and mid- to high- income. We require these borrowers to demonstrate, among others, job stability and a continuous record of pension fund contributions. These loans generally have principal amounts between RMB50,000 and RMB200,000 and a tenure up to 24 months. In 2018, 2019 and 2020, the APR for our professional credit loans typically ranged from 12% to 24%.

•	Construction machinery loans. Construction machinery loans include loans for the purchase of construction machinery. These loans generally have principal amounts between RMB50,000 to RMB1,000,000 and tenures ranging from six to 36 months.

•	Home equity loans. Home equity loans refer to loans secured by the residential property owned by the borrower. We ceased to offer home equity loans to new borrowers in the fourth quarter of 2017, since home equity products are more standardized and providers of home equity loans primarily compete on cost of capital, where we do not have a significant competitive advantage.

•	Others. We also facilitate a number of other loans through our platform, including, among others, (i) consumption loans offered exclusively through our mobile apps, which generally have principal amounts between RMB1,000 and RMB100,000 with tenures of three to 12 months, and (ii) auto-financing loans under both direct lease and sale-and-leaseback models for the purchase of new and used automobiles from auto dealers and financial leasing companies, which generally have principal amounts between RMB20,000 and RMB200,000 with tenures of 24 or 36 months. We have ceased to offer consumption loans involving smaller loan amounts and shorter tenures, and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks starting from the fourth quarter of 2017.

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

Our Service Centers

As of December 31, 2020, we had 234 service centers across 29 of 32 provinces, municipalities and autonomous regions in China, including 152 directly-operated service centers and 82 partner-operated service centers.

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

The following map illustrates the locations of our service centers across China as of December 31, 2020:

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

We commenced building our service center network under the partner-operated service center business model in 2011. As our operational capabilities develop, we have since 2014 focused on opening directly-operated service centers and stopped engaging new service center operation partners. As of December 31, 2020, 82 out of 234 service centers were partner-operated service centers, which were located in Zhejiang province, Anhui province and Jiangsu province. Our service center operation partners are responsible for the daily operations of the partner-operated service centers, including hiring their own employees, under our supervision. We collaborate with our service center operation partners for the operation of partner-operated service centers under a revenue sharing model. Pursuant to our one-year cooperation agreements with our service center operation partners, we record 100% of each partner-operated service center’s loan facilitation service fee and post facilitation service fee as revenue, and subsequently pay the service center operation partners an agreed percentage of 60% of such amounts as the partner-operated service center’s operating costs and expenses. These operating costs and expenses include costs and expenses paid to service center operation partners controlled by related parties. See “Item. 7 – Major Shareholders and Related Party Transactions — Related Party Transactions” for more details. If loans facilitated by the partner-operated service centers become delinquent and are subsequently purchased by us, the relevant service center operation partners are obligated to compensate us in the amount equal to 70% of the purchase price of the delinquent loans.

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

Our Technology

Since our inception, we have focused on accumulating massive data assets from various data sources and developing our data analytics capabilities, which we believe forms a solid foundation for the efficient operation of our credit assessment, anti-fraud, automobile appraisal and other risk management systems. As of December 31, 2020, we had a dedicated team of 65 technology personnel.

Data Aggregation

We aggregate massive amount of data from various data sources to verify both the prospective borrower’s creditworthiness and assess the automobile’s condition and value, presenting a 360-degree profile of the prospective borrower and the automobile. Our data sources primarily include:

•	Proprietary database. We have established a proprietary database, including borrower related data (such as borrowers’ social media behavior) accumulated on our platform since our inception. These data are (i) accumulated from the large number of transactions we have facilitated from eight years of operations, or (ii) from public sources, which are continually updated on a weekly or monthly basis.

•	Third-party databases. We collaborate with third-party data service providers specialized in, among others, facial recognition, identity verification and automobile data solutions, who grant us access to their databases to search for the loan applicant or automobile related data (such as access to an industry-leading automobile database where we are able to search detailed information of automobiles by vehicle identification numbers). We also work with third-party credit scoring service providers who provide us credit reports of the loan applicants, which help us determine, among others, which of the loan applicants have outstanding loans or have defaulted on other online lending platforms.

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

Automobile Appraisal

We have adopted detailed automobile appraisal procedures to appraise the value of the prospective borrowers’ automobiles. Our automobile appraisal process involves:

•	our proprietary automobile appraisal system, which is supported by the massive amount of automobile transaction data from our proprietary and third- party databases and powered by various machine learning algorithms and intelligent information processing and analysis technology;

•	third-party automobile appraisal systems; and

•	our service centers’ automobile appraisers, all of whom have completed our internal training programs and qualified third-party automobile appraisers, including licensed automobile appraisers and automobile appraisers with extensive industry experience who we engage on an as needed basis, all of whom have passed our internal risk management tests.

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

Fraud Detection

We collect and analyze a wide variety of information related to the loan applicant and the automobile to detect fraud. We maintain and continually update a blacklist of borrowers who have defaulted on loans facilitated through our platform, whose future loan applications will be rejected. We have also built an anti- fraud database focusing on identifying suspicious connections among loan applicants and existing borrowers, and actively work with third-party data service providers and credit scoring service providers to identify fraudulent activities and organized crimes. In addition, our system is configured with target risk levels and tolerance thresholds, and will issue fraud alerts if the level of fraud risk is higher than these preset thresholds.

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

We also analyze the borrower’s post-loan behavior data collected by our advanced, rule-based GPS tracking system to prevent delinquency. Our GPS tracking system closely monitors, among others, the real-time location and movement of all automobiles that are used as auto-backed loan collaterals 24/7. Such system is configured with over 100 alarm rules that trigger GPS notification alarms when there is a strong indication of abnormal activities (for example, if a GPS tracking device has been switched off). If a GPS notification alarm is triggered, we will immediately deploy the relevant service centers’ risk management personnel to follow up with the borrower according to our risk management procedures and protocols.

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

In a majority of cases, we are able to collect overdue payments by following up with borrowers by phone without taking automobiles into custody. We determine whether and when to take automobiles into custody on a case-by-case basis after assessing a borrower’s ability and willingness to repay, default risks as well as the feasibility and cost. We may take automobiles into custody when (i) a borrower or his emergency contact fail to answer or return phone calls or have their phones switched off for an extended period of time, (ii) the GPS tracking devices attached to the borrower’s automobile could not be detected for an extended period of time, or (iii) we determine that taking automobiles into custody is the only effective way to recover overdue payments. Our risk management personnel follow standardized procedures and protocols for taking automobiles into custody, and contact the borrower by phone, text-messages, emails or in- person visits and obtain his written consent before taking any automobile into custody (in addition to the explicit authorization the borrower has provided us in the loan agreement). Under certain circumstances, we also collect overdue payments through legal proceedings and court judgment and enforcement. Any amount recovered will be applied first to repay the defaulted principal, followed by payment to investor as to the defaulted interest and late payment penalties before ultimately our collection expenses.

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

Our Investors and Investment Products

We primarily cooperate with institutional funding partners for funding of loans on our platform. Prior to February 2020, we also offered a variety of investment products to online investors.

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

In 2018 and 2019, substantially all of the loans facilitated through our platform were funded by online investors. RMB75.6 billion and RMB57.7 billion loans were funded by online investors in 2018 and 2019, respectively.

Annualized rate of return of our investment products to online investors generally ranged from 4.5% to 10.0% of the principal amount of the loans, which were higher than those offered by traditional investment channels such as bank deposits, bonds and wealth management products. We charged online investors service fees for facilitating their investments through our platform, which equaled to a fixed percentage of the interests they received from borrowers. We also charged a one-time fee for online investors’ transfer of their investments on our secondary loan market. In 2018 and 2019, the average net annualized rate of return to our online investors (after applying cash coupons) was 8.0% and 8.2%, respectively.

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

Institutional Funding Partners

Beginning in 2017, we expanded our funding sources to include those provided by institutional funding partners. We have entered into cooperation agreements with a number of institutional funding partners, all of whom were licensed financial institutions, including commercial banks such as Minsheng financial leasing company and Xinwang Bank. We refer qualified borrowers meeting our institutional funding partners’ predetermined investment criteria to our institutional funding partners. Our institutional funding partners, after completing their internal risk management and loan approval procedures, will fund borrowers’ loans. In 2018, 2019 and 2020, RMB3.2 billion, RMB3.4 billion and RMB298.0 million, or 4.1%, 5.5% and 75.4% of our total loan volume, was funded by institutional funding partners, respectively. We plan to use institutional funding partners as our primary funding source and will also facilitate loans through our microcredit company.

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

We are obligated to compensate a portion of our institutional funding partners for delinquent principal and interest payments in the event of borrower defaults. We cannot assure you that our collaboration with such institutional funding partners will not violate the Interim Measures or any other PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — Our cooperation with institutional funding partners exposes us to regulatory uncertainties faced by those partners, and we may be required to obtain government approval or license due to our cooperating with those partners, which requirement will impose negative impacts on our business and results of operations.” We also provided guarantee to a portion of our corporate investors. We ceased to facilitate any new investment made by such corporate investors through our platform or provide guarantee to new corporate investors starting from the fourth quarter of 2017.

Competition

We face competition in auto-backed loan market in China. We compete directly with other auto-backed loan providers for both borrowers, such as touna.cn and rrjc.com. As we focus on providing financial solutions to small and micro enterprise owners, we also compete with traditional financing channels and other marketplace lending platforms which provide loans to small and micro enterprise owners. Some of our competitors may have significantly more financial, technical, marketing and other resources than we do. Our competitors may also have more extensive borrower bases, greater brand recognition and brand loyalty and broader partner relationships than us. We believe that our ability to compete effectively for borrowers depends on many factors, including the variety of our products, user experience on our platform, effectiveness of our risk management, the return offered to investors, our partnership with third parties, our sales and marketing efforts and the strength and reputation of our brand.

In addition, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and confidentiality agreements and provisions to protect our intellectual property rights. We have registered more than thirty software copyrights in China. We have 19 registered domain names, including www.weidai.com.cn, five of which have each obtained a ICP license. As of December 31, 2020, we had registered more than thirty trademarks, including “weidai,” “ ”, “ “ and “ ”. Hangzhou Ruituo transferred the ownership of trademark “ ” to us in January 2019. We have also obtained the exclusive right to use trademark “ ” from our affiliate Hangzhou Ruituo so long as it is valid. We are also applying for an invention patent for our proprietary GPS tracking system.

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

Regulations on Online Lending Information Intermediaries

On July 18, 2015, the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, were promulgated by ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC. The Guidelines define online peer-to-peer lending as direct loans between individuals through an online platform, which is under the supervision of the CBRC, and governed by the PRC Contract Law, the PRC Civil Code, and related judicial interpretations promulgated by the Supreme People’s Court. Pursuant to the Guidelines, online lending information intermediaries shall specify online lending information services in their business scope, and avoid conducting any activities that may be deemed as illegal fund-raising. The Guidelines further require online lending information intermediaries to separate their own capital from funds received from investors and borrowers through their platforms.

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

Pursuant to the Interim Measures, online lending information intermediaries shall not engage in certain activities, including, among others, (i) self-financing through online platforms directly or in a disguised form; (ii) setting up capital pools with investors’ funds, (iii) providing guarantees to investors as to the return of loan principal and interest, (iv) promoting financial services on physical premises, (v) extending loans, unless otherwise as stipulated by laws and regulations; (vi) splitting the terms of loan products; (vii) offering wealth management products to raise funds or selling bank wealth management products, asset management products from securities traders, funds, insurance, trust products or other financial products on a commission basis; (viii) carrying out business similar to asset- backed securities or transfer of creditors’ rights in the form of packaged assets, asset-backed securities, trust assets, and fund units; (ix) engaging in equity crowdfunding; (x) engaging in any form of mixture, bundling or agency relationship with other institutions in investment, sale on a commission basis, brokerage business and other businesses, unless otherwise permitted by laws, regulations and relevant regulatory provisions on online lending information intermediaries; (xi) overstating the authenticity of financing projects and the prospect of profits, concealing the flaws and risks in financing projects, publicizing or promoting in biased language or by other fraudulent means in a false and one-sided way, fabricating or spreading false or incomplete information to damage others’ business reputation, or misleading lenders or borrowers; (xii) providing information intermediary services for high-risk financing projects which uses funds to invest in the stock market, over-the-counter financial market, futures contracts, structured funds and other derivative products; (xiii) engaging in equity-crowd-funding in equity; and (xiv) undertaking other activities prohibited by laws, regulations and regulatory provisions on online lending information intermediaries.

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

The Inspection Notice requires each online lending information intermediary to conduct self-inspection and deliver a self-inspection report to the competent online lending rectification office, which will appoint a local internet finance association to conduct internet finance association inspection. In addition, on August 22, 2018, the National Internet Finance Association of China, or the NIFAC, issued the Circular on Conducting the Self-Discipline and Inspection by the Peer-to-Peer Online Lending Information Intermediaries, or the Self-Discipline and Inspection Circular, which provides that the NIFAC will organize the internet finance association inspection on members of the NIFAC. Members of the NIFAC, including us, shall accurately fill out and submit self-inspection and self- rectification reports according to the Self-inspection and Self-rectification Issue List regarding the Member of the Peer-to-Peer Online Lending Information Intermediaries, or the Issue List, which is released by the NIFAC on August 29, 2018, to report the status of their systems and business operations to the NIFAC and its local counterparts no later than October 31, 2018. The Self-Discipline and Inspection Circular and the Issue List provide a number of other clarifications on the internet finance association inspection, including, among others, that members of the NIFAC shall connect their systems to the NIFAC Online Finance Inspection Platform and duly report statistics and information as required. The reports for the self-inspection and internet finance association inspection shall be delivered to the provincial online lending rectification office, which will conduct ultimate verification. Based on the results of the compliance inspections, systems of online lending information intermediaries that are in compliance with the applicable rules and regulations can be integrated to industry-wide information disclosure systems and product registration systems. Upon completion of such integration, the online lending information intermediaries will be able to submit filing applications pursuant to detailed standards and procedures for record-filings. However, it remains unclear when the detailed standards and procedures for the system integrations and filing applications will be issued.

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

Pursuant to the Record-filings Guidelines, newly established online lending information intermediaries shall make the record-filings with the local financial authorities after obtaining their business licenses. For online lending information intermediaries that were established prior to the effectiveness of the Record- filings Guidelines, the local financial regulatory authorities may accept the record-filings applications submitted by qualified online lending information intermediaries, or online lending information intermediaries that have received final clearance from the local financial authorities that their rectification measures were sufficient.

On December 8, 2017, the Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Information Intermediaries, or Circular 57, which provides further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries, including, among other things:

•	Requirements relating to risk reserve funds. The online lending information intermediaries shall cease obtaining risk reserve funds or setting up new risk reserve funds. In addition, the outstanding balance of risk reserve funds shall be gradually reduced. Online lending information intermediaries are prohibited from promoting their risk reserve funds, and authorities shall encourage online lending information intermediaries to seek third parties to provide lenders with alternate means of investors protection, including third-party guarantee arrangements.

•	Requirements to qualify for record-filing. Circular 57 sets forth certain requirements which an online lending information intermediary prior to its the record-filing application, including: (i) online lending information intermediaries may not conduct the “thirteen prohibited actions” or exceed the limit for aggregate amount of loans borrowed by an individual after August 24, 2016, and shall gradually reduce the balance of loans that exceed such limit; (ii) online lending information intermediaries that have offered real estate down payment loans, campus loans or “cash loans,” are required to suspend such loan products and the outstanding balance of the such loans shall be gradually reduced within a certain period as required under the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business and Circular 141; and (iii) the online lending intermediaries are required to set up custodian accounts with commercial banks that have passed certain testing and evaluation procedures, as required by the Online Lending Rectification Office, to hold customers’ funds. For the online lending information intermediaries that are unable to received final clearance of their rectification measures and complete record-filings but continue to provide online lending information services, relevant authorities may impose administrative sanctions, including but not limited to, revoking their telecommunications business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to such online lending information intermediaries.

•	Requirements relating to the timing of record-filing. Local governmental authorities shall conduct and complete final clearance inspection of the rectification measures in accordance with the following timetable: (i) for most of the online lending information intermediaries, record-filing with the local authorities shall be completed by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of loans prohibited under relevant laws and regulations, and reduction of the outstanding balance of such loans on a timely basis will be difficult, such prohibited loans and outstanding balance shall be disposed and/or carved out, and record-filings with the local authorities shall be completed by the end of May 2018; (iii) with respect to online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties to rectify their businesses, the record-filings with the local authorities shall be completed by the end of June 2018.

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

The Private Lending Judicial Interpretations also provide that agreements between lenders and borrowers on loans with interest rates below 24% per annum are valid and enforceable. With respect to the loans with interest rates between 24% and 36% per annum, if the interest on the loans has already been paid to the lender, and so long as such payment does not conflict with the interests of the state, the community and any third parties, the courts will dismiss the borrower’s request to demand the return of the interest payment above 24% per annum. If the annual interest rate of a private loan is higher than 36%, the agreement on the portion of the interest exceeding the maximum interest rate is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% per annum that has been paid, the courts will support such requests. In addition, on August 4, 2017, the Supreme People’s Court issued the Certain Opinions Regarding Further Strengthening the Financial Judgment Work, which provides, among others, that (i) if the total amount of interest, compounded interest, default interest and other fees charged by a lender under a loan contract substantially exceeds the actual loss of such lender, the request by the debtor under such loan contract to reduce or to adjust the part of the aforementioned fees exceeding the amount accrued at an annual rate of 24% will be upheld; and (ii) in the context of Internet finance disputes, if the online lending information intermediaries and lenders circumvent the statutory limit of the interest rate by charging intermediary fees, such fees shall be deemed invalid. On August 20, 2020, the SPC, announced its decision to lower the cap for such private lending rate in a revised judicial interpretation. Under the revised judicial interpretation, any total annual rates (inclusive of any default rate, default penalty and any other fee), if exceeding four times of China’s benchmark one-year LPR, as published on the 20th of each month will not be legally protected. Based on the LPR of 3.85% as published on December 21, 2020, such cap would be 15.4%. According to the reply of the SPC on the application scope of revised judicial interpretation, the revised judicial interpretation does not apply to microcredit company, financial guarantee company, financial leasing company, commercial factoring company and certain other local financial organizations under the supervision of local financial regulatory authorities. However, uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing the loans provided by local financial organizations under the supervision of local financial regulatory authorities, including those provided by microcredit companies.

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

The Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund- Raising, or the Illegal Fund-Raising Judicial Interpretations, which became effective in January 2011, to clarify the criminal charges and punishments regarding illegal public fund-raising. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense of  “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all of the following criteria: (i) the fund-raising has not been approved by relevant authorities or is concealed under the disguise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and short messaging service advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind or other payment forms; and (iv) the fund-raising targets the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000, (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000, or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations also prohibits facilitating loans to the public without the approval of the PBOC.

We act as a platform for borrowers and used to act as a platform for borrowers and investors, and are not a party to the loans facilitated through our platform. We rely on third-party payment platforms in handling funds transfer and settlement. We have entered into an agreement with Xinwang Bank, under which the bank provides custodian services for funds of borrowers and investors through our platform.

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

On December 8, 2017, the Notice on Specific Rectification Implementation Measures for Risk of Online Microcredit Businesses of Microcredit Companies, or Circular 56, which defines “online micro-loans” as micro-loans provided through the internet by online microcredit companies. The features of online micro- loans include online borrower acquisition, credit assessment based on the online information collected from business operation and internet consumption, as well as loan application, approval and funding made through online procedures.

Consistent with the Guidance on the Pilot Establishment of Microcredit Companies and the Circular 141, the Rectification Implementation Plans of Online Microcredit Companies emphasize several aspects where inspection and rectification measures must be carried out for the online micro-loans industry, which include, among others, (i) the online microcredit companies shall be approved by the local authorities in accordance with the applicable regulations promulgated by the State Council, and the approved online microcredit companies in violation of any regulatory requirements shall be re-examined; (ii) qualification requirements to conduct online micro-loan business (including the qualification of shareholders, sources of borrowers, internet scenario and the digital risk- management technology); (iii) whether the qualification and funding source of the shareholders of online microcredit companies are in compliance with the applicable laws and regulations; (iv) whether the online microcredit companies primarily fund loans with their own funds and whether the funding sources of online microcredit companies include online lending information intermediaries; (v) whether the financing activities of online microcredit companies, including credit assets transfer and asset securitization, are in compliance with the applicable regulations; (vi) whether the “integrated real interest” (namely the aggregated borrowing costs charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance; (vii) whether a relatively comprehensive risk control system has been established and whether the loans are collected with violence; (viii) whether campus loans, or online micro-loans with no specific scenario or designated purpose are granted; (ix) whether online microcredit companies cooperate with internet platforms without relevant website registration or telecommunication business license to offer micro-loans and whether online microcredit companies cooperate with institutions with no lending qualification to offer loans or provide funds to such institutions for them to offer loans, and with respect to the loan business conducted in cooperation with third-party institutions, whether the online microcredit companies outsource their core business (including the credit assessment and risk control), or accept any credit enhancement services provided by any third-party institutions with no guarantee qualification; or whether any applicable third-party institution collects any interests or fees from the borrowers; (x) whether an online information security management system has been established and whether online microcredit companies properly store client data and transaction information and protect client privacy; and (xi) whether entities that conduct online micro-loans business have obtained relevant approval or license for lending business.

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

On November 2, 2020, the CBIRC and PBOC published the draft Interim Measures for the Administration of Online Microcredit Business, or the Draft Online Microcredit Measures, for public comments. The Draft Online Microcredit Measures provide, among others, that an online microcredit company must obtain the CBIRC’s approval before carrying out online microcredit business across different provinces. Under the Draft Online Microcredit Measures, the existing online microcredit companies with business across provinces in China will have a three-year transition period to obtain the required approval and adjust their business as necessary to stay compliant. Also, the Draft Online Microcredit Measures raise the registered capital threshold of the microcredit companies. Specifically, the paid-in registered capital of a microcredit company shall be no less than RMB1 billion and among which the paid-in registered capital of a microcredit company conducting small loan business across different provinces shall be no less than RMB5 billion. Fuzhou Online Microcredit plans to re-apply for the approval to operate microcredit businesses by the competent supervising authority. It remains unclear when the regulatory authorities will resume the approval process and whether they will conduct any onsite inspections of Fuzhou Online Microcredit.

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

Regulations on Foreign Investment

The Foreign Investment Law was formally adopted by the National People’s Congress on March 15, 2019, which became effective on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. The organization form, organization and activities of foreign-invested enterprises are governed, among others, by the Company Law of PRC and the Partnership Enterprise Law of PRC. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization so long for five years after the implementation of this Law. The Foreign Investment Law and the Implementation Regulations do not mention the concept and regulatory regime of VIE structures. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories issued by the NDRC, which took effect on January 27, 2021, and the 2020 Negative List, which was promulgated on June 23, 2020 and took into effect on July 23, 2020. The 2020 Negative List sets out industries in which foreign investments are prohibited or restricted to enter. Pursuant to the Foreign Investment Law, the Implementation Regulations and the 2020 Negative List, foreign investors shall not make investments in prohibited industries as specified in the negative list, while foreign investments must satisfy certain conditions stipulated in the negative list for investment in restricted industries. Industries not listed in these two categories are generally deemed “permitted” for foreign investments. In the meantime, relevant competent government departments will formulate a catalogue for specific industries, fields and regions in which foreign investors are encouraged and guided to invest in according to the national economic and social development needs. According to the 2020 Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) should not exceed 50%.

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

Regulations on Internet Companies

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, respectively, sets forth a general framework for telecommunications services providers in the PRC. Pursuant to the Telecommunications Regulations, telecommunications services providers are required to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations categorize various types of telecommunications services into basic telecommunication services and value-added telecommunications services. The Catalog of Telecommunications Business was issued as an attachment to the Telecommunications Regulations to categorize telecommunications services, which categorized information services provided via fixed network, mobile network and Internet, and call center services, as value- added telecommunications services.

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

Regulations on Employment

Pursuant to the PRC Labor Law, promulgated by the NPC in July 1994 and last amended on December 29, 2018, and the PRC Labor Contract Law, promulgated by Standing Committee of the NPC in June 2007 and amended in December 2012, employers must execute written employment contracts with full- time employees. All employers must compensate their employees with wages equal to at least the local minimum wage. Violations of the PRC Labor Law and the PRC Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

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

In addition, according to the EIT Law, enterprises registered in countries or regions outside the PRC with “de facto management bodies” located within China may be considered as PRC resident enterprises and will be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the EIT Law define “de facto management bodies” as establishments that exercise full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The only detailed guidance currently available for the definition of ”de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the SAT in April 2009 and amended in December 2017, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese- Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011 and last amended in June 2018, or Bulletin No. 45, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

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

Agreement that Allows Us to Receive Economic Benefits from Weidai Financial Information

Exclusive Business Cooperation Agreement

Weidai Co., Ltd., and Weidai Financial Information entered into an exclusive business cooperation agreement in April 2018. Under the exclusive business cooperation agreement, Weidai Co., Ltd. has the exclusive right to provide Weidai Financial Information with business support, technical and consulting services. In return, Weidai Co., Ltd. is entitled to receive a service fee from Weidai Financial Information on a monthly basis and at an amount equivalent to all of Weidai Financial Information's net income as confirmed by and adjustable at the sole discretion of Weidai Co., Ltd. Weidai Co., Ltd. owns the exclusive intellectual property rights created as a result of the performance of this agreement. Except with Weidai Co., Ltd.’s prior written consent, Weidai Financial Information may not accept any consultation or services provided by any third party and may not cooperate with any third party regarding the matters contemplated by the exclusive business cooperation agreement, unless it is a third party appointed by Weidai Co., Ltd. This agreement will remain effective unless terminated unilaterally by Weidai Co., Ltd.

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

Agreement that Allows Us to Receive Economic Benefits from Yuntuo

Exclusive Business Cooperation Agreement

Weidai Co., Ltd., and Yuntuo entered into an exclusive business cooperation agreement in January 2019. Under the exclusive business cooperation agreement, Weidai Co., Ltd. has the exclusive right to provide Yuntuo with business support, technical and consulting services. In return, Weidai Co., Ltd. is entitled to receive a service fee from Yuntuo on a monthly basis and at an amount equivalent to all of Yuntuo's net income as confirmed by and adjustable at the sole discretion of Weidai Co., Ltd. Weidai Co., Ltd. owns the exclusive intellectual property rights created as a result of the performance of this agreement. Except with Weidai Co., Ltd.’s prior written consent, Yuntuo may not accept any consultation or services provided by any third party and may not cooperate with any third party regarding the matters contemplated by the exclusive business cooperation agreement, unless it is a third party appointed by Weidai Co., Ltd. This agreement will remain effective unless terminated unilaterally by Weidai Co., Ltd.

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

D.    Property, Plants and Equipment

Our corporate headquarters is located in Hangzhou, Zhejiang Province where we leased office space with a floor area of over 3,800 square meters as of December 31, 2020. The lease for our corporate headquarters has a term of five years and will expire in 2021. As of the same date, we had also leased office space, parking lots and parking space with an aggregate floor area of over 136,000 square meters across China, with leases generally ranging from one to three years. Our servers are hosted at Internet data centers owned by major domestic Internet data center providers. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

A.    Operating Results

Overview

We are one of the largest auto-backed financing solution provider in China. Our platform serves as the intermediary for, the majority of which are small and micro enterprise owners.

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

Our net revenues were RMB3,913.5 million, RMB3,357.5 million and RMB1,536.1 million (US$235.4 million) in 2018, 2019 and 2020, respectively. Our net income was RMB604.6 million and RMB263.2 in 2018 and 2019, respectively. Our net loss was RMB714.3 million (US$109.5 million) in 2020. Our adjusted net income, net of taxes, was RMB691.7 million and RMB316.2 million in 2018 and 2019, respectively. Our adjusted net loss, net of taxes, was RMB709.4 million (US$108.7 million) in 2020.

Key Factors Affecting Our Results of Operations

Major factors affecting our results of operations include the following:

•	our ability to maintain and expand our borrower base and attract sufficient commitments from institutional funding partners;

•	the effectiveness of our risk management;

•	our ability to integrate and expand our online and offline operations in a cost-effective manner; and

•	regulatory environments and economic and market conditions in China.

Our Ability to Maintain and Expand Our Borrower Base and Attract Sufficient Commitments from institutional funding partners

Our revenues are dependent on our ability to maintain and expand borrower base and attract sufficient investor commitments. Maintaining and expanding our borrower base and attract sufficient commitments from institutional funding partners efficiently will depend, in part, on the effectiveness of our sales and marketing efforts. We intend to enhance the efficiency of our sales and marketing efforts by utilizing our own online channels going forward to acquire more borrowers, including launching a wide range of marketing campaigns and initiatives through these channels to improve borrower. We also intend to actively expand our collaboration with institutional funding partners.

Our results of operations are also dependent on our ability to retain and increase the engagement and participation of existing borrowers and institutional funding partners. The extent to which we facilitate borrowings to repeat borrowers is an important factor in our future growth and results of operations.

Our ability to attract sufficient commitments from institutional funding partners depends on a variety of factors. If there are insufficient commitments from institutional funding partners, borrowers may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs, and the volume of loans we facilitate may be significantly impacted. We plan to use institutional funding partners as our primary funding source and will also facilitate loans through our microcredit company.

Our ability to attract new borrowers and institutional funding partners and retain existing ones also depends on our efforts to continuously enhance and optimize products and services we offer, our fee rates, as well as user experience on our platform in a changing market environment. Changes in our product mix and the launch of new products with different fee rates will affect our results of operations and profitability.

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

Our Ability to Integrate and Expand Our Online and Offline Operations in a Cost-Effective Manner

Our omni-channel operational capability and the seamless integration between our online and offline operations have contributed to the growth of our borrower base and the number of transactions on our platform, effectively differentiating us from our competitors. Such approach has enabled a fast, highly- automated loan application process and enhanced our ability to manage outstanding loans efficiently and prevent delinquency.

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

Regulatory Environments and Economic and Market Conditions in China

The regulatory environment for the marketplace lending industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Since mid-2015, multiple PRC governmental authorities have promulgated various laws, regulations and rules to regulate the marketplace lending industry in China, imposing, among others, restrictions on the facilitation of  “cash loans”, the maximum amount of loans that can be extended to each individual and entity borrower, as well as the maximum interest rates and fees permitted to be charged on loans facilitated by marketplace lending platforms, or the upper limits for APRs. 2020 is a year of comprehensive transformation for the marketplace lending industry. According to a series of regulatory documents and guidance issued by the PRC government at the end of 2019, including the Guidance on the Transformation of Online Lending Information Intermediary Institutions into Pilot Micro Credit Companies, the peer-to-peer industry is faced with full exiting and transformation requirement. Besides that, the PRC government may seek to further regulate this industry, and we may need to invest significant financial and other resources to comply with evolving laws, regulations and rules. However, while new laws and regulations, changes to existing laws and regulations or regulatory uncertainties could impose challenges on our future growth, including the growth of our loan balance and loan volume, they could also provide new market opportunities.

The demand for our platform is dependent upon the overall economic conditions in China. General economic factors, including the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek loans and institutional funding partners’ ability and desire to invest in loans. As we primarily target small and micro enterprise owners, our future growth also depends on small and micro enterprise owners’ overall demand on financing products and the competitive landscape in China’s small and micro enterprise financing market. The outbreak of COVID-19 further increases the uncertainty to the overall economic conditions in China and challenges to small and micro enterprise owners. Our business may be adversely affected if small and micro enterprise owners’ financing needs fluctuate or if our competitors introduce financing products that more effectively address their financing needs.

Critical Accounting Policies, Judgments and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, which have been prepared in accordance with U.S. GAAP. Our management is required to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

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

Revenue Recognition

We operate an online platform which matches borrowers with investors. Our platform enables investors to directly invest in individual loans or subscribe to our investment programs which provide them with pre-specified investment returns while minimizing the time needed to manage their investments. Our arrangements with customers can be broadly categorized into three types of arrangements.

In the first type of arrangement, we may advance funds to borrowers while the loan is being listed on our online platform for online investors to subscribe to. However, we do not provide a guarantee to investors and are not the legal title holder of the underlying collateral. We determined that we are not the legal lender and legal borrower in the loan origination and repayment process, respectively, because when the loan is fully subscribed by investors, the investors’ funds will be used to settle the advance made by us to borrowers. Therefore, we do not record loan receivables and payables arising from the loans between borrowers and investors on our consolidated balance sheets.

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

In the third type of arrangement, we advance funds to borrowers prior to a loan being subscribed by the investors. We provide a guarantee which guarantees the contractual payments of the loan in the event of borrower defaults. As the transaction does not represent a transfer of an entire financial asset or a participating interest and is not legally isolated from us, the arrangement is accounted for as loan origination by us and a secured borrowing in accordance with ASC 860, Transfers and Servicing.

After adoption of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” with modified retrospective method

We provide loan solution services which include facilitating and monitoring the execution of loan agreements. Borrowers make repayments through us, and we will then remit the requisite returns to the investors on a periodic basis.

The service fee is charged based on a certain percentage of the loans. In most of the cases, the borrowers pay the service fee on a monthly basis.

We also generate revenue from other contingent fees, such as late payment penalties, insurance referral fee and net revenue from sale of collateral.

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

Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers”, we recognize revenue by applying the following five steps:

(i)	identify the contract with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to performance obligations in the contract; and

(v)	recognize revenue when (or as) performance obligations are satisfied.

We determine that both the borrowers and the investors are our customers because they both receive services provided by the us pursuant to the contractual terms among the borrowers, the investors and us. For each loan facilitated on the platform, we consider the loan services and guarantee service as two separate services. Of which, the guarantee service is accounted for in accordance with ASC 460, Guarantees, at fair value. Revenue from the guarantee services is recognized once we are released from the underlying risk (see “Critical Accounting Policies — Guarantee Liabilities”).

We identified one performance obligation for borrowers and investors under ASC 606, as the loan services are not distinct.

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

For arrangements where we do not originate loans to borrowers, these cash incentives are accounted for as reduction of revenue in accordance with ASC 606. Cash incentives accounted for as reduction of revenue amounted to RMB359.6 million and RMB86.3 million (US$13.2 million) for the years ended December 31, 2019 and 2020, respectively.

For arrangements where we originate loans to the borrowers and the related loan payables to investors are recorded on our balance sheet, cash incentives paid upfront will reduce loan payables to investors and loan payables are effectively issued at a discount. If cash incentives are paid to investors over the loan period, the cash incentives are included as repayment to investors for the loan and considered in the effective interest rate of the loan payable to investors. There is no cash incentives as reduction of loan payables for the years ended December 31, 2019 and 2020.

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

Other revenues

We also receive various services fees which are contingent on future events, such as borrower late payment penalties, insurance referral fee and net revenue from sale of collateral. These contingent fees are not recognized until the contingencies are resolved and the fees become fixed and determined, which also coincide with when the services are performed and collectability is reasonably assured. These fees are classified within other revenue in our consolidated statements of comprehensive income.

Other revenues consist of:

	Year Ended December 31,
	2019	2020
	RMB	RMB	US$
		(in thousands)
Late payment penalties	102,910	96,224	14,747
Others	170,523	1,559	239
Total	273,433	97,783	14,986

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

Before adoption of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”

We earn a loan facilitation fee and a recurring service fee for post facilitation services for each successful loan facilitation, including provision of global positioning system (“GPS”) automobile tracking services, collection services and sending short message services (“SMS”) payment reminder to borrowers throughout the term of the loans. Borrowers make repayments through us, and we will then remit the requisite return to the investors on a periodic basis.

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

The two deliverables provided by us are loan facilitation and post facilitation services. We consider the loan facilitation services and the post facilitation services as a multiple element revenue arrangement. We do not have vendor specific objective evidence (“VSOE”) of selling price for the loan facilitation services and post facilitation services because we do not provide loan facilitation services or post facilitation services on a standalone basis. There is also no third-party evidence of the prices charged by third-party service providers when such services are sold separately. As a result, we use our best estimate of selling prices of loan facilitation services and post facilitation services as the basis of revenue allocation.

The fee allocated to loan facilitation is recognized as revenue upon each successful loan facilitation, while the fee allocated to post facilitation services are deferred and amortized over the period of the loan on a straight line method as the post facilitation services are performed. If the fee is not received entirely upfront, the amount allocated to the delivered loan facilitation services is limited to the amount that is not contingent on the delivery of the undelivered post facilitation services and the borrower’s timely installment repayment in accordance with ASC 605-25. The remaining loan facilitation service income is recorded when the contingency is resolved and cash is received from the borrower. The loan facilitation services and post facilitation services are recorded as revenues in our consolidated statements of comprehensive income.

For certain arrangements, we provide an additional deliverable in the form of a guarantee to institutional funding partners and online investors which requires us to make either delinquent installment repayments and/or purchase the loans after a specified period on an individual loan basis. In accordance with ASC 605- 25-30-4, we first allocate the consideration to the guarantee equaling to the fair value of the guarantee. The remaining consideration is then allocated to loan facilitation services and post facilitation services.

Customer incentives

For certain transactions with investors, we, at our sole discretion, may provide various incentives to investors when a loan is successfully matched during the relevant incentive program period. The cash incentive from us is either provided upfront or on a monthly basis over the term of the loan as additional interest.

For arrangements where we do not originate loans to borrowers, these cash incentives are accounted for as reduction of revenue in accordance with ASC 605-50. Cash incentives accounted for as reduction of revenue amounted to RMB268.8 million in 2018. For arrangements where we originate loans to the borrowers and the related loan payables to investors are recorded on the balance sheet, cash incentives paid upfront will reduce loan payables to investors and loan payables are effectively issued at a discount. If cash incentives are paid to investors over the loan period, the cash incentives are included as repayment to investors for the loan and considered in the effective interest rate of the loan payable to investors. Cash incentives accounted for as reduction of loan payables amounted to RMB10.7 million in 2018.

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

Other revenues consist of:

Year Ended December 31,
2018
RMB
(in thousands)
Late payment penalties and loan collection fees	113,313
Others	76,399
Total	189,712

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

VAT, Business Related Tax and Surcharges

We are subject to VAT at the rate of 17%, 6% or 3%, depending on whether the entity is a general taxpayer or small-scale taxpayer, and related surcharges on revenue generated from providing services. The Notice of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, and for those that we are subject to, the 17% tax rate is changed into 16%. And the Ministry of Finance and the SAT announced another notice that the VAT tax rate of 16% is changed into 13% since April 4, 2019.

Output VAT is reported as a deduction to revenue when incurred, and amounted to RMB330.1 million, RMB340.9 million and RMB141.4 million (US$21.7 million) in 2018, 2019 and 2020, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on our consolidated balance sheets.

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

Acquired non-performing loans

 We record acquired non-performing loans in accordance with ASC310-30, Loan and Debt Securities with Deteriorated Credit Quality, when we voluntarily purchase a delinquent loan. Such acquired non-performing loans are expected to be recovered either through the sale of the loan collateral upon foreclosure or from the subsequent payments made by the borrowers and are initially recorded at their purchase price. As the cash flows are expected to be collected cannot be estimated because the timing of the collection and the condition of the collateral are indeterminable, the acquired non-performing loans are placed on non-accrual status and impairment is measured based on the fair value of the collateral less the estimated selling costs.

Allowance for Loans and Advances

We segregate loans into secured and unsecured, and then into various portfolios, such as automobile and home equity, and apply our credit risk management framework to the various portfolio of loans in accordance with ASC 450-20, Loss Contingencies.

Commencing from the second half of 2020, we have stopped in purchasing any additional non-performing loans due to the changes in the circumstances and industry in which we operate, accordingly, the prior year's roll-rate method for estimating allowances was then changed to a combination of probability-of-default and loss-rate method. The difference in the amounts of allowance between the former and the new estimation methods was insignificant.

The two new methods are applied differently for 1) loans and advances and 2) acquired non-performing loans, while also depending on whether the loans were auto-backed (collateralized) or unsecured.

For auto-backed loans recorded as loans and advances, we take into consideration of a) the monthly default rates of borrowers, and b) the loss-rate, which represents the monetary value of losses incurred as a percentage of the gross balance of those loans when we decide to retake the collateralized vehicle. For auto-backed loans recorded as acquired non-performing loans, we only take the loss-rate as the basis to determine our provisions.

For unsecured loans recorded as loans and advances, loss rate of unsecured loans was assessed as 100% for both loans receivable and non-performing loans. For loan receivables, 89% of the unsecured loans were past due over 180 days, which is deemed to have remote possibility to collect any repayment based on the historical experience. For non-performing loans, the balance of unsecured loans was insignificant and we assessed provision for all of them as 100% for prudent.

Loans are charged off when a settlement is reached for an amount that is less than the outstanding balance or when we determine that the balance is uncollectable. In general, unsecured loans are charged off when outstanding loans are 180 days past due. Secured loans may be charged off upon the death of the borrower, significant damage to the collateral, and when we consider the balance to be uncollectable.

The following table sets forth the movement of our allowance for loans and advances for the periods indicated:

	Year ended December 31, 2018
	Loans receivable			Acquired non-performing loans
	Auto-backed loans	Other secured loans	Unsecured loans	Auto-backed loans	Other secured loans	Unsecured loans	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Beginning balance	(5,149)	(913)	(64,515)	(252,174)	(3,755)	(79,784)	(406,290)
Current year provision	(7,864)	(4,427)	4,106	(430,213)	(53,245)	(259,929)	(751,572)
Recoveries of loans previously written off	-	-	-	(27,879)	(24)	(355)	(28,258)
Write-offs	-	-	-	242,492	18,323	154,955	415,770
Ending balance	(13,013)	(5,340)	(60,409)	(467,774)	(38,701)	(185,113)	(770,350)

	Year ended December 31, 2019
	Loans receivable			Acquired non-performing loans
	Auto-backed loans	Other secured loans	Unsecured loans	Auto-backed loans	Other secured loans	Unsecured loans	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Beginning balance	(13,013)	(5,340)	(60,409)	(467,774)	(38,701)	(185,113)	(770,350)	(110,654)
Current year provision	9,803	2,447	34,844	(790,565)	(42,696)	(453,795)	(1,239,962)	(178,109)
Recoveries of loans previously written off	-	-	-	(33,587)	(1,180)	(340)	(35,107)	(5,043)
Write-offs	-	-	-	388,541	3,979	385,878	778,398	111,810
Deregistration of subsidiary	-	-	-	-	-	7,396	7,396	1,062
Ending balance	(3,210)	(2,893)	(25,565)	(903,385)	(78,598)	(245,974)	(1,259,625)	(180,934)

	Year ended December 31, 2020
	Loans receivable			Acquired non-performing loans
	Auto-backed loans	Other secured loans	Unsecured loans	Auto-backed loans	Other secured loans	Unsecured loans	Total	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Beginning balance	(3,210)	(2,893)	(25,565)	(903,385)	(78,598)	(245,974)	(1,259,625)	(193,046)
Current year provision	591	975	3,212	(265,167)	(204,196)	(339,151)	(803,736)	(123,178)
Recoveries of loans previously written off	-	-	-	(52,931)	(164)	(1,386)	(54,481)	(8,349)
Write-offs	-	-	-	22,857	1,883	578,916	603,656	92,514
Deregistration of subsidiary	-	-	-	-	-	-	-	-
Ending balance	(2,619)	(1,918)	(22,353)	(1,198,626)	(281,075)	(7,595)	(1,514,186)	(232,059)

Borrowings

For certain transactions with borrowers, we may provide a loan to borrowers and then transfer the loan to investors at varying rates and tenures. Although the loan is transferred to the investors, the loan principal is not derecognized upon transfer, as the transaction does not represent a transfer of an entire financial asset or a participating interest and the loan is not legally isolated from us. Additionally, the terms of the transfer require us to guarantee the principal and interest in case of borrower defaults. As a result, the arrangement is accounted for as a secured borrowing in accordance with ASC 860, Transfers and Servicing. The loan remains on our consolidated balance sheets and the funds received from investors are recorded as payable to institutional funding partners and online investors in our consolidated balance sheets. Borrowings are initially recognized at fair value, which is the cash received from investors, and measured subsequently at amortized cost using the effective interest method.

Guarantee Liabilities

We provide guarantee to various institutional funding partners and online investors. The guarantee requires us to either make delinquent installment repayments or purchase the loans after a specified period on an individual loan basis. The guarantee liability is exempted from being accounted for as a derivative in accordance with ASC 815-10-15-58.

The guarantee liability consists of two components. Our obligation to stand ready to make delinquent payments or to purchase the loan over the term of the arrangement (the non-contingent aspect) is accounted for in accordance with ASC 460, Guarantees (“ASC 460”). The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450, Contingencies (“ASC 450”). At inception, we recognize the non- contingent aspect of the guarantee liability at fair value, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction.

Subsequent to the initial recognition, the non-contingent aspect of the risk assurance liability is reduced over the term of the arrangement as we are released from our stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. We consider the underlying risk profile including delinquency status, overdue period, and historical loss experience when assessing the probability of contingent loss. Borrowers are grouped based on common risk characteristics, such as product type. We measure contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral. The amount of provision for financial guarantee liabilities was RMB21.7 million, RMB19.2 million and RMB103.0 million (US$15.8 million) in 2018, 2019 and 2020, respectively. The maximum potential undiscounted future payment which we would be required to make under our guarantee obligation is RMB3,030.7 million and RMB1,143.8 million (US$175.3 million) as of December 31, 2019 and 2020, respectively.

Restricted Cash

Our restricted cash mainly represents (i) cash received but has not yet been disbursed, including idle funds due to investors whom recharge to the accounts on our platform but have not yet invested or fully funded the loans and funds due to borrowers that investors lend to borrowers but borrowers have not yet withdrawn. Such funds were processed through a designated bank account. As of December 31, 2019 and 2020, the restricted cash related to (i) cash not yet disbursed amounted to RMB1.0 billion and RMB138.7 million (US$21.3 million), respectively; (ii) cash held by banks as guaranteed deposits paid on contracts and other restrictions amounted to RMB120.7 million and RMB26.2 million (US$4.0 million) as of December 31, 2019 and 2020, respectively; and (iii) cash froze by authorities amounted to RMB31.1 million (US$4.8 million) as of December 31, 2020.

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

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our net revenues, for the periods indicated:

	Year Ended December 31,
	2018		2019(1)		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Loan facilitation service fees:
Auto-backed loans	2,857,298	73.0	—	—	—	—	—
Other secured loans(2)	115,140	2.9	—	—	—	—	—
Unsecured loans(3)	183,283	4.7	—	—	—	—	—
	3,155,721	80.6	—	—	—	—	—
Post loan facilitation service fees:
Auto-backed loans	308,011	7.9	—	—	—	—	—
Other secured loans(2)	12,793	0.3	—	—	—	—	—
Unsecured loans(3)	21,248	0.5	—	—	—	—	—
	342,052	8.7	—	—	—	—	—
Loan service fee(4):
Auto-backed loans	—	—	2,046,907	60.9	1,107,348	169,709	72.1
Other secured loans(2)	—	—	86,959	2.6	50,402	7,724	3.2
Unsecured loans(3)	—	—	821,184	24.5	253,311	38,822	16.5
	—	—	2,955,050	88.0	1,411,061	216,255	91.8
Other revenues	189,712	4.8	273,433	8.1	97,783	14,986	6.4
Financing income	402,750	10.3	195,364	5.8	52,837	8,098	3.4
Less: Funding costs	(156,138)	(4.0)	(50,610)	(1.5)	(21,992)	(3,370)	(1.4)
Net financing income	246,612	6.3	144,754	4.3	30,845	4,728	2.0
Business related taxes and surcharges	(20,623)	(0.5)	(15,743)	(0.4)	(3,540)	(543)	(0.2)
Total net revenues	3,913,474	100.0	3,357,494	100.0	1,536,149	235,426	100.0
Provision for loans and advances	(751,572)	(19.2)	(1,239,962)	(36.9)	(803,736)	(123,178)	(52.3)
Net revenue after provision for loans and advances	3,161,902	80.8	2,117,532	63.1	732,413	112,248	47.7

(1)	On January 1, 2019, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605.

(2)	Primarily including home equity loans and construction machinery loans. We ceased to offer home equity loans to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB2.7 billion, RMB9.7 million and nil in 2018, 2019 and 2020, respectively.

(3)	Primarily including professional credit loans and consumption loans. We ceased to offer certain types of consumption loans and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB1.2 billion, nil and nil in 2018, 2019 and 2020, respectively.

(4)	We ceased to offer new loans in July 2020 when we started to work with local government to exit all peer-to-peer investments on our platform.

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

Other Revenues

Other revenues mainly include (i) late payment penalties, (ii) insurance referral fee, (iii) loan collection fees, and (iv) net revenue from sale of collateral.

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

Operating Costs and Expenses

Our operating costs and expenses consist of provision for financial guarantee liabilities, origination and servicing expenses, sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth our operating costs and expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Provision for financial guarantee liabilities	21,712	0.5	19,206	0.6	103,027	15,790	6.7
Origination and servicing	1,757,935	44.9	1,388,640	41.4	766,275	117,437	49.9
Sales and marketing	221,117	5.7	138,068	4.1	15,113	2,316	1.0
General and administrative	379,415	9.7	281,956	8.4	229,506	35,173	14.9
Research and development	139,318	3.6	81,664	2.4	27,144	4,160	1.8
Total operating costs and expenses	2,519,497	64.4	1,909,534	56.9	1,141,065	174,876	74.3

Provision for Financial Guarantee Liabilities

We record provision for financial guarantee liabilities for our off-balance sheet loan facilitations where we provided financial guarantees.

Origination and Servicing Expenses

Origination and servicing expenses consist primarily of  customer acquisition costs, employee salaries and benefits for facilitating the loan origination and debt-collection cost.

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

Hong Kong

Weidai HK and Rymo Technology Industry Limited, or Rymo, our subsidiaries incorporated in Hong Kong, are subject to Hong Kong profit tax at a rate of 16.5% on the estimated assessable profits arising in Hong Kong. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Under the Hong Kong tax law, Weidai HK and Rymo are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

In addition, under the PRC Enterprise Income Tax Law, qualified enterprises can enjoy a 175% super deduction for eligible research and development expenses in 2018, 2019 and 2020. In 2018, 2019 and 2020, RMB86.7 million, RMB85.8 million and RMB30.1 million (US$4.6 million) of our research and development expenses were eligible for the super deduction, which account for an RMB16.3 million, RMB13.9 million and RMB5.6 million (US$0.9 million) decrease in tax expense, respectively.

We are subject to VAT at the rate of 17%, 6% or 3%, depending on whether the entity is a general taxpayer or small-scale taxpayer, and related surcharges on revenue generated from providing services. The Notice of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, and for those that we are subject to, the 17% tax rate is changed into 16%. The Ministry of Finance and the SAT announced another notice that the VAT tax rate of 16% is changed into 13% since April 4, 2019. VAT has been phased in since May 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

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

	Year Ended December 31,
	2018		2019(1)		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
Loan facilitation service fees:
Auto-backed loans	2,857,298	73.0	—	—	—	—	—
Other secured loans(2)	115,140	2.9	—	—	—	—	—
Unsecured loans(3)	183,283	4.8	—	—	—	—	—
	3,155,721	80.7	—	—	—	—	—
Post loan facilitation service fees:
Auto-backed loans	308,011	7.9	—	—	—	—	—
Other secured loans(2)	12,793	0.3	—	—	—	—	—
Unsecured loans(3)	21,248	0.5	—	—	—	—	—
	342,052	8.7	—	—	—	—	—
Loan service fee(4):
Auto-backed loans	—	—	2,046,907	60.9	1,107,348	169,709	72.1
Other secured loans(2)	—	—	86,959	2.6	50,402	7,724	3.2
Unsecured loans(3)	—	—	821,184	24.5	253,311	38,822	16.5
	—	—	2,955,050	88.0	1,411,061	216,255	91.8
Other revenues	189,712	4.8	273,433	8.1	97,783	14,986	6.4
Financing income	402,750	10.3	195,364	5.8	52,837	8,098	3.4
Less: Funding costs	(156,138)	(4.0)	(50,610)	(1.5)	(21,992)	(3,370)	(1.4)
Net financing income	246,612	6.3	144,754	4.3	30,845	4,728	2.0
Business related taxes and surcharges	(20,623)	(0.5)	(15,743)	(0.4)	(3,540)	(543)	(0.2)
Total net revenues	3,913,474	100.0	3,357,494	100.0	1,536,149	235,426	100.0
Provision for loans and advances	(751,572)	(19.2)	(1,239,962)	(36.9)	(803,736)	(123,178)	(52.3)
Net revenue after provision for loans and advances	3,161,902	80.8	2,117,532	63.1	732,413	112,248	47.7
Operating costs and expenses:
Provision for financial guarantee liabilities	(21,712)	(0.5)	(19,206)	(0.6)	(103,027)	(15,790)	(6.7)
Origination and servicing	(1,757,935)	(44.9)	(1,388,640)	(41.4)	(766,275)	(117,437)	(49.9)
Sales and marketing	(221,117)	(5.7)	(138,068)	(4.1)	(15,113)	(2,316)	(1.0)
General and administrative	(379,415)	(9.7)	(281,956)	(8.4)	(229,506)	(35,173)	(14.9)
Research and development	(139,318)	(3.6)	(81,664)	(2.4)	(27,144)	(4,160)	(1.8)
Total operating costs and expenses	(2,519,497)	(64.4)	(1,909,534)	(56.9)	(1,141,065)	(174,876)	(74.3)
Income/(loss) from operations	642,405	16.4	207,998	6.2	(408,652)	(62,628)	(26.6)
Interest income, net	66,791	1.7	39,616	1.2	(89)	(14)	0.0
Government subsidies	70,351	1.8	106,873	3.2	4,221	647	0.3
Other (expense) income, net	(15,288)	(0.4)	13,998	0.4	6,663	1,021	0.4
Net income/(loss) before income taxes	764,259	19.5	368,485	11.0	(397,857)	(60,974)	(25.9)
Income tax expenses	(159,629)	(4.1)	(105,243)	(3.2)	(316,486)	(48,504)	(20.6)
Net income/(loss)	604,630	15.4	263,242	7.8	(714,343)	(109,478)	(46.5)

(1)	On January 1, 2019, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605

(2)	Primarily including home equity loans and construction machinery loans. We ceased to offer home equity loans to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB2.7 billion, RMB9.7 million and nil in 2018, 2019 and 2020, respectively.

(3)	Primarily including professional credit loans and consumption loans. We ceased to offer certain types of consumption loans and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks to new borrowers in the fourth quarter of 2017, the loan volume of which totaled RMB1.2 billion, nil and nil in 2018, 2019 and 2020, respectively.

(4)	We ceased to offer new loans in July 2020 when we started to work with local government to exit all peer-to-peer investments on our platform.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues

Our net revenues decreased by 54.2% from RMB3,357.5 million in 2019 to RMB1,536.1 million (US$235.4 million) in 2020. This decrease was primarily because we ceased to offer new loans in July 2020 when we started to work with local government to exit all peer-to-peer investments on our platform.

Loan Service Fee

Loan service fee decreased by 52.2% from RMB2,955.1 million in 2019 to RMB1,411.1 million (US$216.3 million) in 2020. The decrease was primarily because we ceased to offer new loans in July 2020 when we started to work with local government to exit all peer-to-peer investments on our platform.

Other Revenues

Other revenues decreased by 64.2% from RMB273.4 million in 2019 to RMB97.8 million (US$15.0 million) in 2020, primarily because we ceased to cooperate with insurance company in late 2019, which led to a decrease in income from insurance referral fee.

Net Financing Income

Net financing income decreased by 78.7% from RMB144.8 million in 2019 to RMB30.8 million (US$4.7 million) in 2020, mainly because we ceased to offer new loans in July 2020 when we started to work with local government to exit all peer-to-peer investments on our platform.

Provision for Loans and Advances

Provision for loans and advances decreased by 35.2% from RMB1,240.0 million in 2019 to RMB803.7 million (US$123.2 million) in 2020, primarily because we ceased to offer new loans in July 2020 when we started to work with local government to exit all peer-to-peer investments on our platform.

Operating Costs and Expenses

Operating costs and expenses decreased by 40.2% from RMB1,909.5 million in 2019 to RMB1,141.1 million (US$174.9 million) in 2020. Operating costs and expenses as a percentage of our net revenues increased from 56.9% in 2019 to 73.8% in 2020, primarily due to the decrease in our revenue.

Provision for Financial Guarantee Liabilities

Provision for financial guarantee liabilities provision for financial guarantee liabilities increased significantly from RMB19.2 million in 2019 to RMB103.0 million (US$15.8 million) in 2020, primarily because we adopted a more prudent method to calculate provisions retrospectively in 2020.

Origination and Servicing Expenses

Origination and servicing expenses as a percentage of net revenues increased from 41.4% in 2019 to 49.9% in 2020. Origination and servicing expenses decreased by 44.8% from RMB1,388.6 million in 2019 to RMB766.3 million (US$117.4 million) in 2020, which was primarily because we ceased to offer new loans in July 2020 when we started to work with local government to exit all peer-to-peer investments on our platform.

Sales and Marketing Expenses

Sales and marketing expenses decreased by 89.1% from RMB138.1 million in 2019 to RMB15.1 million (US$2.3 million) in 2020, which was primarily due to decrease in our sales and marketing activities. Sales and marketing expenses as a percentage of net revenues decreased from 4.1% in 2019 to 1.0% in 2020.

General and Administrative Expenses

General and administrative expenses decreased by 18.6% from RMB282.0 million in 2019 to RMB229.5 million (US$35.2 million) in 2020, which was primarily attributable to our cost and personnel optimization efforts. General and administrative expenses as a percentage of net revenues increased from 8.4% in 2019 to 14.9% in 2020.

Research and Development Expenses

Research and development expenses decreased by 66.8% from RMB81.7 million in 2019 to RMB27.1 million (US$4.2 million) in 2020, which was primarily attributable to our cost and personnel optimization efforts. Research and development expenses as a percentage of net revenues decreased from 2.4% in 2019 to 1.8% in 2020.

Interest Expense/Income, Net

Interest income, net was RMB39.6 million in 2019, compared to a net interest expense of RMB89 thousand (US$14 thousand) in 2020, which was primarily attributable to the decrease of cash and cash equivalents and short-term investments.

Government Subsidies

Government subsidies decreased by 96.1% from RMB106.9 million in 2019 to RMB4.2 million (US$0.6 million) in 2020.

Other Income, Net

Other income, net of RMB14.0 million in 2019. We recorded other income, net of RMB6.7 million (US$1.0 million) in 2020.

Income Tax Expenses

Our income tax expenses increased significantly from RMB105.2 million in 2019 to RMB316.5 million (US$48.5 million) in 2020, primarily due to the allowance we made retrospectively to our deferred tax assets.

Net Income/Loss

As a result of the foregoing, our net income was RMB263.2 million in 2019, compared to a net loss of RMB714.3 million (US$109.5 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net Revenues

Our net revenues decreased by 14.2% from RMB3,913.5 million in 2018 to RMB3,357.5 million in 2019. This decrease was primarily due to decrease in loan service fee.

Loan Service Fee

Loan service fee decreased by 15.5% from RMB3,497.8 million in 2018 (which was the aggregate of (i) revenues from loan facilitation service fees and (ii) revenues from post facilitation services fees in 2018) to RMB2,955.1 million in 2019. The decrease was primarily due to change of accounting policy and decreases in our loan volume and outstanding balance.

Other Revenues

Other revenues increased by 44.1% from RMB189.7 million in 2018 to RMB273.4 million in 2019, primarily due to an increase in insurance income.

Net Financing Income

Net financing income decreased by 41.3% from RMB246.6 million in 2018 to RMB144.8 million in 2019, mainly attributable to a decrease in loan balance of our on-balance sheet loans.

Provision for Loans and Advances

Provision for loans and advances increased by 65.0% from RMB751.6 million in 2018 to RMB1,240.0 million in 2019, primarily due to (i) increase in delinquency rates as a result of industry-wide turmoil, and macroeconomic headwinds that negatively impacted small and micro enterprises, and (ii) the significant deterioration of the general macroeconomic environment in China which resulted in the Company recording additional allowance for loans and advances after taking into consideration current economic factors. Provision for loans and advances as a percentage of net revenues increased to 36.9% in 2019 from 19.2% in 2018.

Operating Costs and Expenses

Operating costs and expenses decreased by 24.2% from RMB2,519.5 million in 2018 to RMB1,909.5 million in 2019. Operating costs and expenses as a percentage of our net revenues decreased from 64.4% in 2018 to 56.9% in 2019.

Provision for Financial Guarantee Liabilities

Provision for financial guarantee liabilities provision for financial guarantee liabilities decreased by 11.5% from RMB21.7 million in 2018 to RMB19.2 million in 2019.

Origination and Servicing Expenses

Origination and servicing expenses as a percentage of net revenues decreased from 44.9% in 2018 to 41.4% in 2019. Origination and servicing expenses decreased by 21.0% from RMB1,757.9 million in 2018 to RMB1,388.6 million in 2019, which was primarily attributable to the decrease in our loan volume and our cost and personnel optimization efforts.

Sales and Marketing Expenses

Sales and marketing expenses decreased by 37.6% from RMB221.1 million in 2018 to RMB138.1 million in 2019, which was primarily due to our cost and personnel optimization efforts. Sales and marketing expenses as a percentage of net revenues increased from 5.7% in 2018 to 4.1% in 2019.

General and Administrative Expenses

General and administrative expenses decreased by 25.7% from RMB379.4 million in 2018 to RMB282.0 million in 2019, which was primarily attributable to our cost and personnel optimization efforts. General and administrative expenses as a percentage of net revenues decreased from 9.7% in 2018 to 8.4% in 2019.

Research and Development Expenses

Research and development expenses decreased by 41.4% from RMB139.3 million in 2018 to RMB81.7 million in 2019, which was primarily attributable to our cost and personnel optimization efforts. Research and development expenses as a percentage of net revenues decreased from 3.6% in 2018 to 2.4% in 2019.

Interest Income, Net

Interest income, net decreased by 40.7% from RMB66.8 million in 2018 to RMB39.6 million in 2019, which was primarily attributable to the decrease of cash and cash equivalents and short-term investments.

Government Subsidies

Government subsidies increased by 51.9% from RMB70.4 million in 2018 to RMB106.9 million in 2019.

Other Income/(Expense), Net

We recorded other expense, net of RMB15.3 million in 2018 while we recorded other income, net of RMB14.0 million in 2019.

Income Tax Expenses

Our income tax expenses decreased by 34.1% from RMB159.6 million in 2018 to RMB105.2 million in 2019.

Net Income

As a result of the foregoing, our net income decreased by 56.5% from RMB604.6 million in 2018 to RMB263.2 million in 2019.

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

Stock Appreciation Rights

On December 18, 2015, Weidai Financial Information approved a plan to issue options for virtual shares, or the Virtual Share Plan, for the purpose of providing incentives and rewards to certain employees and executives. In 2016, 2017 and 2018, Weidai Financial Information issued a total of nil, 2.72% and 2.13%, respectively, of the equity interest under the Virtual Share Plan. These virtual share options have no exercise price and will be settled in cash at the amount equal to the differences between the fair value on the exercise date and the fair value on the grant date. 33%, 33% and 34% of these options are vested on the second, third and fourth anniversary of the grant date, respectively. The vested virtual share options are exercisable within five years from the grant date. These virtual share options are in substance stock appreciation rights, which are classified as liability awards. At our discretion, each grantee may receive certain percentage of annual attributable net profit as annual dividend, which is also settled in cash. In addition, each grantee has an option to purchase Weidai Financial Information’s shares when the grantee’s accumulated number of virtual shares granted exceeds 0.1% of Weidai Financial Information’s total paid-in- capital. The purchase price will be determined by us.

In 2018, 2019 and 2020, no dividend was declared to the grantees and none of the grantees’ accumulated number of virtual shares granted exceeded 0.1% of Weidai Financial Information’s total paid-in-capital.

On October 1, 2018, we modified the stock appreciation rights by replacing the cash-settlement feature with a net share settlement feature, which converted the award from a liability award to an equity award because we no longer has an obligation to transfer cash to settle the arrangement. All of the outstanding virtual share options were exchanged for restricted shares of our company with no other terms or conditions changed.

The Virtual Share Plan was terminated upon October 1, 2018.

We compared the fair value of the instrument immediately before the modification to the fair value of the modified equity award. As the modification affected no other terms or conditions, the fair value was unchanged by the modification and, therefore, no incremental compensation cost was recognized. The modified award would be accounted for as an equity award from the date of modification with a fair value of RMB216.4 per share. Therefore, at the modification date, we reclassified the liability of RMB106,465 recognized on September 30, 2018, as additional paid-in capital. In addition, the Company will also recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method.

2018 Share Incentive Plan

In August 2018, our board of directors approved our 2018 share incentive plan, or the 2018 Plan, to provide incentives to employees, directors and consultants and promote the success of our business. The maximum number of ordinary shares that may be issued under the 2018 Plan is 3,300,000. As of December 31, 2020, the Company had granted 1,999,951 share awards under the 2018 Plan, including 1,928,561 options and 71,390 restricted share units. As of the same date, none of the options had been exercised and 14,278 restricted share units were vested, respectively.

We recognized total share-based compensation expenses of RMB106.6 million, RMB64.8 million and RMB6.1 million (US$0.9 million) in 2018, 2019 and 2020, respectively.

Non-GAAP Financial Measure

In evaluating our business, we consider and use adjusted net income/loss, a non-GAAP measure, as supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/loss as net income/loss excluding share-based compensation expenses.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income/loss enables our management to assess our operating results without considering the impact of share-based compensation expenses. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/loss is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income/loss. Further, this non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile our adjusted net income/loss, respectively, in 2018, 2019 and 2020 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Reconciliation of Net Income/(loss) to Adjusted Net Income:
Net income/(loss)	604,630	263,242	(714,343)	(109,478)
Add:
Share-based compensation expenses	106,571	64,796	6,093	934
Adjusted net income/(loss) before related taxes	711,201	328,038	(708,250)	(108,544)
Income tax expenses	(19,457)	(11,881)	(1,117)	(171)
Adjusted net income/(loss), net of taxes	691,744	316,157	(709,367)	(108,715)

Discussion of Certain Balance Sheet Items

Loans and Advances, Net

Loans and advances, net is comprised of loans receivable, acquired non-performing loans and advances to borrowers, partially offsets by allowance for loans and advances.

Loans and advances, net decreased from RMB1,567.5 million as of December 31, 2019 to RMB732.0 million (US$112.2 million) as of December 31, 2020. The decrease was primarily because we ceased to offer new loans in July 2020 when we started to work with local government to exit all peer-to-peer investments on our platform.

Payable to Institutional Funding Partners and Online Investors

Payable to institutional funding partners and online investors decreased significantly from RMB340.5 million as of December 31, 2019 to RMB43.5 million (US$6.7 million) as of December 31, 2020, primarily because of the decrease in the balance of our on-balance sheet loans.

Current Account with Online Investors and Borrowers

Current account with online investors represents idle funds in online investors’ accounts that have not yet been invested, withdrawn or funded to borrowers; current account with online borrowers on our platform represents loan proceeds in borrowers’ accounts that have not yet been withdrawn and deposits we receive from borrowers. Current account with online investors and borrowers decreased from RMB1,275.2 million as of December 31, 2019 to RMB254.2 million (US$39.0 million) as of December 31, 2020. The decrease was due to a decrease in loan volume and investment amount.

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

Recent accounting pronouncements

As a company with less than US$1,070,000 in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include a provision that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period.

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

B.    Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by our operating activities. As of December 31, 2018, 2019 and 2020, we had RMB1,741.9 million, RMB1,075.6 million and RMB409.5 million (US$62.8 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash and bank deposits. We believe that our anticipated cash flows and balance from loan collection will be sufficient to fund planned operations and other commitments for the 12 months following this annual report. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of Weidai Financial Information, we only have access to the assets or earnings of Weidai Financial Information through our contractual arrangements with Weidai Financial Information and its shareholders. See “Item 4. Information on the Company — C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

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

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	1,214,774	887,112	(1,336,897)	(204,890)
Net cash (used in)/provided by investing activities	(6,468)	(922,049)	24,048	3,686
Net cash (used in) by financing activities	(686,883)	(1,130,093)	(298,089)	(45,684)
Net increase/(decrease) in cash, cash equivalents and restricted cash	518,723	(1,164,840)	(1,610,938)	(246,888)
Cash, cash equivalents and restricted cash at the beginning of the year	2,862,493	3,381,216	2,216,376	339,675
Cash, cash equivalents and restricted cash at the end of the year	3,381,216	2,216,376	605,438	92,787

Operating Activities

Net cash used in operating activities was RMB1,336.9 million (US$204.9 million) in 2020, which was primarily due to net loss of RMB714.3 million (US$109.5 million), adjusted for changes in working capital, partially offset by provision for loans and advances of RMB803.7 million (US$123.2 million). Changes in working capital primarily consisted of  (i) a decrease in current account with online investors and borrowers of RMB1,021.0 million (US$156.5 million), (ii) an increase in other receivables due from special account of RMB534.1 million (US$81.8 million), which represented the amount retained in the special account set up by local authorities to collect all cash we generated since July 4, 2020, including the cash from our bank accounts and cash repayment (including loan principal and interest and our service fee) from borrowers except for the principal and interest owe to institutional funding partners, (iii) a decrease in deferred revenue and contract liabilities of RMB287.7 million (US$44.1 million), partially offset by a decrease in deferred tax asset of RMB271.2 million (US$41.6 million).

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

Investing Activities

Net cash provided by investing activities was RMB24.0 million (US$3.7 million) in 2020, which was primarily attributable to RMB1,710.0 million (US$262.1 million) in proceeds from collection of loans and advances, which was partially offset by RMB1,678.2 million (US$257.2 million) in payments to originate loans and advances.

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

Financing Activities

Net cash used in financing activities was RMB298.1 million (US$45.7 million) in 2020, which was primarily attributable to payments to institutional funding partners and online investors.

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

Capital Expenditures

We made capital expenditures of RMB32.6 million, RMB22.4 million and RMB7.7 million (US$1.2 million) in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for the purchase of equipment, automobiles and software. We will continue to make capital expenditures to meet the expected growth of our business.

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

D.    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Total		Less than one year		1-3 years		3-5 years		More than five year
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating Lease Obligations	37,985	5,821	18,196	2,789	12,694	1,945	7,095	1,087	-	-
Capital and other commitments	27,200	4,169	13,900	2,130	13,300	2,039	-	-	-	-

Our operating lease obligations relate to our leases of office premises. We lease certain office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2018, 2019 and 2020 were RMB131.8 million, RMB105.0 million and RMB57.4 million (US$8.8 million), respectively.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.    Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hong Yao	41	Founder, chairman of the board of directors and chief executive officer
Feng Chen	45	Director, Chief financial officer and vice president of sales operations
Yuqun Sun	41	Director
Desheng Ding	39	Director and vice president of finance and risk management, Chief risk officer
Tony Cai	54	Independent Director
Poi Lam William Yuen	53	Independent Director
Pengfei Wang	39	Vice president of brand development, strategy and compliance
Jianzhong Zhu	42	Vice president of technology, research and development

Mr. Hong Yao is our founder and the chairman of our board of directors and has served as our chief executive officer since our inception in 2011. Mr. Yao has over 14 years of experience in China’s small and micro enterprise sector. Mr. Yao has received various industry awards and accolades, including the “2014 New Zhejiang Merchants Award”, from Zhejiang Youth Entrepreneurs’ Association, Youth Times and Xinhua News Agency and the “2017 Top Ten Finance Innovation Award” from Zhejiang Online News Network. Mr. Yao received his bachelor’s degree in computer applications and maintenance from Zhejiang Business College in 2000 and his EMBA degree from China Europe International Business School in 2015.

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

B.    Compensation

In 2020, we paid an aggregate of approximately RMB3.1 million (US$0.5 million) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and our variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan of Our Company

In August 2018, our board of directors approved our 2018 share incentive plan, or the 2018 Plan, to provide incentives to employees, directors and consultants and promote the success of our business. The maximum number of ordinary shares that may be issued under the 2018 Plan is 3,300,000 after giving effect to the 50-for-1 share split effected by us in September 2018. As of March 31, 2021, there are 1,972,951 outstanding share incentive awards under the 2018 Plan.

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

The following table summarizes options and restricted share units that we have granted to our directors, officers and employees under our 2018 share incentive plan as of March 31, 2021.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Feng Chen	*	1	February 1, 2019	January 31, 2029
Yuqun Sun	*	1	February 1, 2019	January 31, 2029
Desheng Ding	*	1	February 1, 2019	January 31, 2029
Jianzhong Zhu	*	1	February 1, 2019	January 31, 2029
Other individuals as a group	979,151	1	January 1, 2019 to January 1, 2020	December 31, 2028 to December 31, 2029

Name	Ordinary Shares Underlying Restricted Share Units Awarded	Date of Gant
Tony Cai	*	January 1, 2019
Poi Lam William Yuen	*	January 1, 2019

*	Upon exercise of all options granted and vesting restricted share units granted, would beneficially own less than 1% of our outstanding ordinary shares.

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

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from six consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

D.    Employees

We had 9,919, 6,970 and 2,382 full-time employees as of December 31, 2018, 2019 and 2020, respectively. All of our employees are located in China. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2020:

	As of December 31, 2020
	Number	% of Total Employees
Functions:
Operations	1,980	83.1%
Risk Management	139	5.8%
Online Investor Operations	8	0.4%
Technology	65	2.7%
General and Administration	190	8.0%
Total number of employees	2,382	100.0%

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

E.    Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 70,461,455 ordinary shares outstanding as of March 31, 2021, consisting of 35,390,055 Class A ordinary shares and 35,071,400 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned as of March 31, 2021
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as-converted basis	% of aggregate voting power†
Directors and Executive Officers**:
Hong Yao(1)	—	35,071,400	35,071,400	83.2%
Feng Chen	*	—	*	*
Yuqun Sun	*	—	*	*
Desheng Ding	*	—	*	*
Tony Cai	*	—	—	—
Poi Lam William Yuen	*	—	—	—
Pengfei Wang	*	—	*	*
Jianzhong Zhu	*	—	*	*
All Directors and Executive Officers as a Group	1,412,084	35,071,400	36,483,484	83.8%
Principal Shareholders:
YAOH WDAI LTD(1)	—	35,071,400	35,071,400	83.2%
Hakim Unique Technology Limited(2)	9,953,300	—	9,953,300	4.7%

*	Less than 1% of our total outstanding shares.

**	Except as indicated otherwise below, the business address of our directors and executive officers is No. 9 Baiyun Road, Shangcheng District, Hangzhou, Zhejiang Province, People’s Republic of China.

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to five votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents 35,071,400 Class B ordinary shares held by YAOH WDAI LTD, a British Virgin Islands company. YAOH WDAI LTD is indirectly wholly owned by a family trust, of which Mr. Hong Yao is the sole beneficiary. The registered address of YAOH WDAI LTD is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	The registered address of Hakim Unique Technology Limited is Craigmuir Chamers, Road Town, Tortola, VG 1110, British Virgin Islands. Hakim Unique Technology Limited is wholly owned by Hakim Unique internet Co., Ltd., a public company listed on the Shenzhen Stock Exchange.

As of March 31, 2021, a total of 20,977,827 Class A ordinary shares are held by two of our shareholders in the United States, representing approximately 29.8% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.    Related Party Transactions

Transactions with Mr. Hong Yao, Companies Controlled by Mr. Yao or His Immediate Family Members

As of December 31, 2020, we had RMB0.7 million (US$0.1 million) due to Mr. Hong Yao. Such amounts mainly represented Mr. Yao’s investment balance on our platform.

We incurred RMB20.3 million (US$3.1 million) of partner-operated service centers’ operating costs and expenses to certain other companies, which are also our service centers operation partners controlled by immediate family members of Mr. Hong Yao, in 2020. As of December 31, 2020, we had nil due to these companies, respectively.

As of December 31, 2020, we had RMB6.4 million (US$1.0 million) due from Hangzhou Ruituo, a company controlled by Mr. Hong Yao. Such amounts mainly represented loans provided to Hangzhou Ruituo and receivable from the disposal of automobile collaterals Hangzhou Ruituo of overdue loans.

As of December 31, 2020, we had RMB0.5 million (US$0.1 million) due to Hangzhou Ruituo. Such amounts mainly represented Hangzhou Ruituo’s investment balance on our platform.

As of December 31, 2020, we had RMB2.8 million (US$0.4 million) due from Zhejiang Ruituo Nonfinancing Guarantee Co., Ltd., or Zhejiang Ruituo Non-financing, a company controlled by Mr. Hong Yao. Such amounts mainly represented loans provided to Zhejiang Ruituo Non-financing.

Transactions with Certain Other Members of Our Management, Companies Controlled by Them or Their Immediate Families

In addition to our transactions with Mr. Hong Yao, we have engaged in transactions with certain other members of our key management and their immediate families.

We derived RMB20 thousand (US$3 thousand) of loan service fee in 2020 from our key management and their immediate family members. As of December 31, 2020, we had RMB3.1 million (US$0.5 million) due to our key management and their immediate families, respectively. Such amounts mainly represented their investment balance on our platform.

We incurred RMB8.3 million (US$1.3 million) of partner-operated service centers’ operating costs and expenses to certain other companies, which are our service centers operation partners controlled by immediate family members of Ms. Yunqun Sun, in 2020. As of December 31, 2020, we had nil due to these companies.

Other Transactions

PT PENDANAAN GOTONG ROYONG is our equity investee. As of December 31, 2020, we had RMB1.1 million (US$0.2 million) due from PT PENDANAAN GOTONG ROYONG. Such amount presents loans we provided to PT PENDANAAN GOTONG ROYONG for its daily operation.

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

Our ADSs, each representing one of our Class A ordinary shares, have been listed on the NYSE since November 15, 2018. Our ADSs trade under the symbol “WEI.” In 2018 and, 2019, no significant trading suspensions occurred. Trading was suspended on October 20, 2020 following the unusual trading activities related to our ADSs on the NYSE. The trading in our ADSs resumed before market on October 21, 2020.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal trading market for our ADSs is the NYSE.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Act of the Cayman Islands, and the common law of the Cayman Islands.

The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Class A and Class B ordinary shares.

General. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non- residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our third amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act, provided that no dividend may be so paid unless immediately following the date on which the dividend is proposed to be paid, our company shall be able to pay its debts as they fall due in the ordinary course of business. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

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

Redemption of Ordinary Shares. The Companies Act and our third amended and restated articles of association permit us to purchase our own shares. In accordance with our third amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. Under the Companies Act, the requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

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

Differences in Corporate Law

The Companies Act is modelled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger or consolidation of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger or consolidation between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are held by or registered in the name of the parent company.

The consent of each holder of a fixed or floating security interest granted by a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

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

In addition, there are statutory provisions applicable to a scheme of arrangement that facilitate the takeover of companies or the reconstruction and amalgamation of companies, provided that the scheme of the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority shareholders or creditors to promote interests adverse to those of the class;

•	the scheme of arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless the statutory provisions have not been complied with or there is evidence of fraud.

If a scheme of arrangement, takeover offer or reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights which apply in some mergers or consolidations.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company owes the following duties to the company—a duty to act bona fide in the best interests of the company and for a proper purpose, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director must exercise the skill and care of a reasonably diligent person having both – (a) the general knowledge, skill and experience that may reasonably be expected of a person in the same position (an objective test), and (b) if greater, the general knowledge, skill and experience that that director actually possesses (a subjective test).

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

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Act of the Cayman Islands, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act and our third amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. Save and except that the Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010, the Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share of Cayman Islands exempted companies, except those which hold interests in land in the Cayman Islands or if the instrument of transfser is brought into the Cayman Islands.

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

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash balances, subject to limited exceptions, are generally considered to be assets that produce passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although the law in this regard is not entirely clear, we treat our VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it.

As a result of changes in the nature and mix of our assets, and the value of our assets as implied by the price of our ADSs, we believe that it is likely that we would be classified as a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2020 and that there is a significant risk that we will be a PFIC for the current and future taxable years. Moreover, recently proposed U.S. Treasury regulations would, if finalized in their current form, substantially increase the likelihood that we will be classified as a PFIC in the future. Changes to our business plan also could significantly affect the likelihood that we may be or become a PFIC. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We have been and may continue to rectify our business to ensure full compliance with laws and regulations governing the marketplace lending industry.”

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. U.S. Holders should consult their own tax advisors about the possible application of the PFIC rules to any of our subsidiaries.

In the event that we are classified as a PFIC in any year during which a U.S. Holder holds our ordinary shares or ADSs and such U.S. Holder does not make a mark-to-market election, as described below, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us (generally, distributions that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs) and gain that the U.S. Holder recognizes on the sale of our ordinary shares or ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds its ordinary shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of his or her ordinary shares or ADSs at death.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or ADSs, such U.S. Holder will generally be subject to the unfavorable rules described above for that year and for each subsequent year in which such U.S. Holder holds the ordinary shares or ADSs (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, a U.S. Holder can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if such U.S. Holder’s ordinary shares or ADSs had been sold on the last day of the last taxable year during which we were a PFIC. U.S. Holders should consult their own tax advisor about the advisability of making this election.

A U.S. Holder may be able to avoid the unfavorable rules described above by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the New York Stock Exchange). The ADSs are traded on the New York Stock Exchange, but there is no guarantee they will remain so traded. See “Item 3. Key Information — D. Risk Factors — Risks Related to our American Depositary Shares, Our ADSs may be delisted if the trading prices of our ADSs fail to comply with the minimum price requirement of NYSE.” Further, it should also be noted that only the ADSs and not the ordinary shares are listed on the New York Stock Exchange. Consequently, a U.S. Holder that holds ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election in respect of those ordinary shares. If the U.S. Holder makes a mark-to-market election, the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over the U.S. Holder’s basis in those ADSs. If at the end of the U.S. Holder’s taxable year, the U.S. Holder’s basis in the shares or ADSs exceeds their fair market value, the U.S. Holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the U.S. Holder’s net mark-to-market gains from previous years. A U.S. Holder’s adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s ADSs in a year in which we are PFIC will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of the U.S. Holder’s net mark-to-market gains from previous years. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a “qualified exchange or other market” or the Internal Revenue Service (“IRS”) consents to the revocation of the election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. Because a mark-to-market election generally cannot be made for any lower-tier PFICs that we may own (unless shares of such lower-tier PFIC are themselves “marketable”), a U.S. Holder who makes a mark-to-market election with respect to our ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder's indirect interest in any of our non-United States subsidiaries that is classified as a PFIC. U.S. Holders are urged to consult their own tax advisors about the availability of the mark- to-market election, the consequences of not making a mark-to-market election for the first year during which a U.S. Holder holds interests in our ADSs or ordinary shares and we are a PFIC, and whether making the election would be advisable in their particular circumstances.

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

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are strongly urged to consult their own tax advisors regarding our potential classification as a PFIC and regarding the U.S. federal income tax consequences of acquiring, holding, and disposing of our ADSs or ordinary shares if we are so classified, including the advisability, of making a mark-to-market election, if available.

Taxation of Dividends

Subject to the discussion above under “Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our ordinary shares or ADSs (including amounts, if any, withheld to reflect PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

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

Our ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Because the ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to the ordinary shares that are not represented by ADSs may not be treated as qualified dividends. As described above under “Passive Foreign Investment Company Rules”, we believe that it is likely that we would be classified as a PFIC with respect for our taxable year ending December 31, 2020 and that there is a significant risk that we will be a PFIC for the current and future taxable years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “— People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In that case, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividends (assuming we are not a PFIC in the year the dividend is paid or the prior year).

However, as discussed above under “Passive Foreign Investment Company Rules,” we believe it is likely that we would be classified as a PFIC for our taxable year ending December 31, 2020 and that there is a significant risk that we will be a PFIC for the current and future taxable years. Accordingly, U.S. Holders of ordinary shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate for dividends with respect to our ordinary shares or ADSs.

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

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the discussion above under “Passive Foreign Investment Company Rules,” if a U.S. Holder realizes gain or loss on the sale, exchange or other disposition of ADSs or ordinary shares, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a PRC tax is imposed on the sale or other disposition, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC tax. However, in the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, and a U.S. Holder is eligible for the benefits of the Treaty, such U.S. Holder may elect to treat such gain as PRC source gain under the Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ADSs or ordinary shares.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. For Renminbi against U.S. dollar, there was depreciation of approximately 5.4% in 2018, depreciation of approximately 1.6% in 2019, and appreciate of approximately 6.5% in 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of December 31, 2020, we had Renminbi-denominated cash balance of RMB328.4 million. Assuming we had converted RMB328.4 million into U.S. dollars at the exchange rate of RMB6.525 for US$1.00 as of December 31, 2020, our U.S. dollar cash balance, including US$42.4 million U.S dollar we held, would have been US$92.7 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$88.2 million instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2020, we received reimbursement totaled US$226,488.5 from the depositary.

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

For the period from November 7, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2018, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$4.1 million, which included US$3.5 million in underwriting discounts and commissions for the initial public offering and approximately US$0.6 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates

For the period from November 7, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2020, we used (i) RMB350.6 thousand (US$49.7 thousand) for sales and marketing activities; and (ii) RMB1.7 million (US$0.2 million) for general corporate purpose.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

In connection with the audits of our consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2016 and 2017, we and our predecessor independent registered public accounting firm identified a material weakness in our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of December 31, 2019 and the results of our operations and our cash flows for the year ended December 31, 2019, we and our successor independent registered public accounting firm determined this material weakness remains as of December 31, 2019 and 2020. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified is related to our insufficient number of financial reporting personnel with appropriate level of knowledge and experience in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements.

Since the material weakness was identified, we have started to take a number of other measures to strengthen our internal control over financial reporting, including (i) continuing to upgrade our financial system to enhance its effectiveness and enhance control of financial analysis; (ii) continuing to organize regular training for our accounting staffs, especially the trainings related to U.S. GAAP and SEC reporting requirements; and (iii) continuing to establish effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements.

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2020.

Because such remediation measures had not been fully implemented, our management concluded that the material weakness still existed as of December 31, 2020. We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act.

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

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include our company’s independent registered public accounting firm’s attestation report on management’s assessment of the Company’s internal control over financial reporting due to the transition periods established by rules of the SEC for an Emerging Growth Company.

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

	Year Ended December 31,
	2019		2020
	RMB	US$	RMB	US$
	(in thousands)
Audit fees(1)	4,398	632	2,883	450

(1)	Audit fees include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our independent public accountant in relation to the audit of our annual financial statements, review of our quarterly financial statements and services related to our initial public offering.

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

ITEM 18.         FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.         EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

2.1	Registrant’s Specimen American Depositary Receipt (included in exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on November 7, 2018)

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-227701), as amended, initially filed with the Securities and Exchange Commission on October 4, 2018)

Exhibit Number	Description of Document
2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 from our annual report on Form 20-F filed with the Securities and Exchange Commission on June 4, 2020)

4.1	2018 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333- 226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on September 7, 2018)

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.4	English translation of the form Share Pledge Agreement among Weidai Co., Ltd., Weidai Financial Information and each shareholder of Weidai Financial Information dated April 10, 2018(incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333- 226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.5	English translation of the Exclusive Business Cooperation Agreement among Weidai Co., Ltd. and Weidai Financial Information dated April 10, 2018 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.6	English translation of the Power of Attorney executed by shareholders of Weidai Financial Information dated April 10, 2018 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.7	English translation of the Exclusive Call Option Agreement among Weidai Co., Ltd., Weidai Financial Information and shareholders of Weidai Financial Information dated April 10, 2018 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333- 226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.8	English translation of the Spouse Consent Letter signed by the spouse of Mr. Hong Yao dated April 10, 2018 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.9	Financial Support Undertaking Letter issued by the Registrant to Weidai Financial Information, dated April 10, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.10	Equity Transfer Agreement among Weidai Hong Kong Limited, the shareholders of Rymo Technology Industry Limited and Rymo Technology Industry Limited dated June 6, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

4.11	Form Share Pledge Agreement among Weidai Co., Ltd., Yuntuo and each shareholder of Yuntuo dated January 28, 2019 (incorporated herein by reference to Exhibit 4.11 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 16, 2019)

4.12	Exclusive Business Cooperation Agreement among Weidai Co., Ltd. and Yuntuo dated January 28, 2019 (incorporated herein by reference to Exhibit 4.12 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 16, 2019)

Exhibit Number	Description of Document
4.13	Power of Attorney executed by shareholders of Yuntuo dated January 28, 2019 (incorporated herein by reference to Exhibit 4.13 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 16, 2019)

4.14	Exclusive Call Option Agreement among Weidai Co., Ltd., Yuntuo and shareholders of Yuntuo dated January 28, 2019 (incorporated herein by reference to Exhibit 4.14 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 16, 2019)

4.15	Spouse Consent Letter signed by the spouse of Mr. Hong Yao dated January 28, 2019 (incorporated herein by reference to Exhibit 4.15 from our annual report on Form 20-F filed with the Securities and Exchange Commission on April 16, 2019)

8.1*	Principal Subsidiaries and Consolidated Variable Interest Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on August 10, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm

15.2*	Consent of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm

15.3*	Consent of CM Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Weidai Ltd.

By:	/s/ Feng Chen
Name:	Feng Chen
Title:	Chief Financial Officer

Date: April 8, 2021

WEIDAI LTD.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Weidai Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Weidai Ltd. (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

April 8, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Weidai Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, changes in shareholders' equity and cash flows of Weidai Ltd. (the “Company”) for the year ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

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

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,075,557	409,498	62,758
Restricted cash	1,140,819	195,940	30,029
Loans and advances, net (net of allowance of RMB1,257,824 and RMB1,514,186 (US$232,060) as of December 31, 2019 and 2020, respectively)	1,517,876	732,016	112,186
Prepaid expenses and other assets	441,332	302,261	46,324
Deposits	-	534,058	81,848
Amounts due from related parties	24,052	15,360	2,354
Total current assets	4,199,636	2,189,133	335,499
Non-current assets:
Long-term investments	13,574	13,574	2,080
Loans and advances, net (net of allowance of RMB1,801 and nil as of December 31, 2019 and 2020, respectively)	49,643	-	-
Prepaid expenses and other assets	23,429	18,614	2,853
Property, equipment and software, net	59,783	37,672	5,773
Goodwill	5,812	-	-
Deferred tax assets	675,089	403,852	61,893
Total non-current assets	827,330	473,712	72,599
TOTAL ASSETS	5,026,966	2,662,845	408,098

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	As of December 31,
	2019	2020
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB2,476,965 and RMB1,048,511 (US$160,691) as of December 31, 2019 and 2020, respectively):
Payable to institutional funding partners and online investors	289,026	43,480	6,664
Current account with online investors and borrowers	1,275,210	254,175	38,954
Income tax payable	237,102	242,638	37,186
Accrued expenses and other liabilities	397,406	366,020	56,094
Amounts due to related parties	29,050	5,146	789
Contract liabilities	271,741	163,057	24,990
Total current liabilities	2,499,535	1,074,516	164,677
Non-current liabilities (including non-current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB249,726 and RMB19,237 (US$2,948) as of December 31, 2019 and 2020, respectively):
Payable to institutional funding partners and online investors	51,444	-	-
Contract liabilities	198,282	19,237	2,948
Total non-current liabilities	249,726	19,237	2,948
Total liabilities	2,749,261	1,093,753	167,625

Commitments and contingencies

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	As of December 31,
	2019	2020
	RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares (par value of US$0.000002 per share; and 35,390,055 and 35,390,055 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	-	-	-
Class B ordinary shares (par value of US$0.000002 per share; 35,071,400 and 35,071,400 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	1	1	-
Additional paid-in capital	1,235,752	1,241,845	190,321
Accumulated other comprehensive loss	(2,510)	(2,510)	(385)
Retained earnings	1,038,323	325,750	49,923
Total Weidai Ltd. shareholder’s equity	2,271,566	1,565,086	239,859
Noncontrolling interests	6,139	4,006	614
Total shareholders’ equity	2,277,705	1,569,092	240,473
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,026,966	2,662,845	408,098

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net revenues:
Loan facilitation services (including related party amounts of RMB781, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively)	3,155,721	-	-	-
Post facilitation services	342,052	-	-	-
Loan service fee (including related party amounts of nil, RMB306 and RMB20 (US$3) for the years ended December 31, 2018, 2019 and 2020, respectively)	-	2,955,050	1,411,061	216,255
Other revenues (including related party amounts of RMB13,362, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively)	189,712	273,433	97,783	14,986
Financing income	402,750	195,364	52,837	8,098
Less: Funding costs	(156,138)	(50,610)	(21,992)	(3,370)
Net financing income	246,612	144,754	30,845	4,728
Business related taxes and surcharges	(20,623)	(15,743)	(3,540)	(543)
Total net revenues	3,913,474	3,357,494	1,536,149	235,426
Provision for loans and advances	(751,572)	(1,239,962)	(803,736)	(123,178)
Net revenues after provision for loans and advances	3,161,902	2,117,532	732,413	112,248
Operating costs and expenses:
Provision for financial guarantee liabilities	(21,712)	(19,206)	(103,027)	(15,790)
Origination and servicing (including related party amounts of RMB162,853, RMB73,008 and RMB29,022(US$4,448) for the years ended December 31, 2018, 2019 and 2020, respectively)	(1,757,935)	(1,388,640)	(766,275)	(117,437)
Sales and marketing (including related party amounts of RMB9,631, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively)	(221,117)	(138,068)	(15,113)	(2,316)
General and administrative (including related party amounts of RMB276, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively)	(379,415)	(281,956)	(229,506)	(35,173)
Research and development	(139,318)	(81,664)	(27,144)	(4,160)
Total operating costs and expenses	(2,519,497)	(1,909,534)	(1,141,065)	(174,876)

The accompanying notes are an integral part of the consolidated financial statements

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Income/(loss) from operations	642,405	207,998	(408,652)	(62,628)
Interest income/(expense), net	66,791	39,616	(89)	(14)
Government subsidies	70,351	106,873	4,221	647
Other (expense)/income, net	(15,288)	13,998	6,663	1,021
Net income/(loss) before income taxes	764,259	368,485	(397,857)	(60,974)
Income tax expenses	(159,629)	(105,243)	(316,486)	(48,504)
Net income/(loss)	604,630	263,242	(714,343)	(109,478)
Net (income)/loss attributable to noncontrolling interests	(3,011)	(9,632)	1,770	271
Net income/(loss) attributable to Weidai Ltd.’s shareholders	601,619	253,610	(712,573)	(109,207)
Reversal of accretion on Series C preferred shares	120,000	-	-	-
Net income attributable to ordinary shareholders	721,619	253,610	(712,573)	(109,207)
Earnings/(loss) per share:
Basic	10.93	3.60	(10.11)	(1.55)
Diluted	10.93	3.60	(10.11)	(1.55)

Shares used in earnings/(loss) per share computation:
Basic	50,954,061	70,449,524	70,461,455	70,461,455
Diluted	50,954,061	70,449,524	70,461,455	70,461,455

Other comprehensive (loss)/income
Foreign currency translation adjustment	(2,700)	190	-	-
Comprehensive income/(loss)	601,930	263,432	(714,343)	(109,478)
Comprehensive (income)/loss attributable to noncontrolling interests	(3,011)	(9,632)	1,770	271
Comprehensive income/(loss) attributable to Weidai Ltd.’s shareholders	598,919	253,800	(712,573)	(109,207)
Reversal of accretion on Series C preferred shares	120,000	-	-	-
Comprehensive income/(loss) attributable to ordinary shareholders	718,919	253,800	(712,573)	(109,207)

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

	Attributable to Weidai Ltd.
	Ordinary Shares		Preferred Shares		Class A ordinary shares		Class B ordinary shares
	Number of Shares	Amount	Number of Shares	Amount	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total Weidai Ltd. shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	-	-	-	-	35,390,055	-	35,071,400	1	1,235,752	(2,510)	1,038,323	2,271,566	6,139	2,277,705
Dividends declared by a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(362)	(362)
Disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Shared-based compensation	-	-	-	-	-	-	-	-	6,093	-	-	6,093	-	6,093
Net loss	-	-	-	-	-	-	-	-	-	-	(712,573)	(712,573)	(1,770)	(714,343)
Balance as of December 31, 2020	-	-	-	-	35,390,055	-	35,071,400	1	1,241,845	(2,510)	325,750	1,565,086	4,006	1,569,092
Balances as of December 31, 2020, in US$		-		-		-		-	190,321	(385)	49,923	239,859	614	240,473

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	604,630	263,242	(714,343)	(109,478)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Provision for loans and advances	751,572	1,239,962	803,736	123,178
Depreciation and amortization	42,431	42,586	29,431	4,510
Loss on disposal of property and equipment	7,305	1,721	399	61
Share-based compensation expenses	106,571	64,796	6,093	934
Loss on disposals of cost method investments	963	-	-	-
Impairment of Goodwill	-	-	5,812	891
Provision for Prepaid expenses and other assets	-	-	64,618	9,903
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(67,408)	110,010	79,268	12,148
Deposits			(534,058)	(81,848)
Amounts due from related parties	(12,629)	(2,255)	8,692	1,332
Deferred tax assets	(171,230)	(260,050)	271,237	41,569
Current account with online investors and borrowers	122,159	(730,395)	(1,021,035)	(156,482)
Income tax payable	(172,659)	166,423	5,536	848
Accrued expenses and other liabilities	30,514	(114,995)	(30,650)	(4,697)
Amounts due to related parties	(34,172)	322	(23,904)	(3,663)
Deferred revenue and Contract liabilities	6,727	105,745	(287,729)	(44,096)
Net cash provided by/(used in) operating activities	1,214,774	887,112	(1,336,897)	(204,890)

Cash flows from investing activities:
Purchase of short-term investments	(3,687,100)	(5,500)	-	-
Redemption of short-term investments	3,691,500	9,600	-	-
Payments to originate loans and advances	(7,430,624)	(11,053,947)	(1,678,200)	(257,195)
Proceeds from collection of loans and advances	7,103,783	10,150,398	1,709,967	262,064
Addition of long-term investments	(1,513,040)	(241)	-	-
Redemption of long-term investments	1,563,040	-	-	-
Disposals of cost method investments	295,037	-	-	-
Cash and cash equivalents paid for business combinations	(4,500)	-	-	-
Cash and cash equivalents acquired from business combinations	8,045	-	-	-
Purchase of property, equipment and software	(32,609)	(22,359)	(7,719)	(1,183)
Net cash (used in)/provided by investing activities	(6,468)	(922,049)	24,048	3,686

Cash flows from financing activities:
Proceeds from short-term borrowings	(200,000)	-	-	-
Proceeds from institutional funding partners and online investors	3,399,266	-	-	-
Payments to institutional funding partners and online investors	(4,193,719)	(1,114,926)	(296,990)	(45,516)
Proceeds (payment) for IPO and underwriters’ exercise of over-allotment, net of issuance costs	302,670	(15,167)	(1,099)	(168)
Contribution from noncontrolling interests	4,900	-
Distribution to noncontrolling interests	-	-
Payments of dividends to shareholders	-	-
Net cash used in financing activities	(686,883)	(1,130,093)	(298,089)	(45,684)

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,700)	190	-	-
Net increase/(decrease) in cash, cash equivalents and restricted cash	518,723	(1,164,840)	(1,610,938)	(246,888)
Cash, cash equivalents and restricted cash at the beginning of the year	2,862,493	3,381,216	2,216,376	339,675
Cash, cash equivalents and restricted cash at the end of the year	3,381,216	2,216,376	605,438	92,787

Supplemental disclosure of cash flow information:
Interest paid	161,735	50,610	-	-
Income taxes paid	494,928	255,309	21,159	3,243
Income tax refunded	-	-	(48,279)	(7,399)

Non-cash activities:
Accretion on Series C convertible redeemable preferred shares to redemption value	120,000	-	-	-
Deferred IPO costs included in accrued expenses and other liabilities	16,267	-	-	-

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	1,741,911	1,075,557	409,498	62,758
Restricted cash – current	1,619,937	1,140,819	195,940	30,029
Restricted cash – non-current	19,368	-	-	-
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	3,381,216	2,216,376	605,438	92,787

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

As of December 31, 2020, the Company’s subsidiaries, VIEs and primary subsidiaries of VIEs are as follows:

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

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries of the VIEs
Qianwei (Hangzhou) Technology Co., Ltd.	September 29, 2015	PRC	Nil	Asset Management
Ruituo (Hangzhou) Internet Financial Information Services Co., Ltd.	July 30, 2015	PRC	Nil	Asset Management
Yiwu Weirui Internet Technology Co., Ltd.	September 29, 2015	PRC	Nil	Asset Management
Hangzhou Yiqitou Investment Advisory Co., Ltd.	October 28, 2016	PRC	Nil	Consulting
Liangche (Hangzhou) Internet Technology Co., Ltd.	February 21, 2017	PRC	Nil	Internet Technology
Hangzhou Yaowei Technology Co., Ltd.	January 24, 2018	PRC	Nil	Technology development and service
Hangzhou Jiujiu Financial Information Services Co., Ltd.	August 25, 2015	PRC	Nil	Finance information service
Hangzhou Hengting Information Consultancy Co., Ltd.	December 11, 2019	PRC	Nil	Information Consulting
Shanghai Tingji Technology Co., Ltd.	September 24, 2019	PRC	Nil	Internet Technology
Haikou Chengfan Technology Co., Ltd.	September 25, 2019	PRC	Nil	Internet Technology
Beihai Hongri Technology Co., Ltd.	August 30, 2019	PRC	Nil	Internet Technology
Beijing Jiyun Technology Co., Ltd.	July 2, 2019	PRC	Nil	Internet Technology
Fuzhou Weidai Online Microcredit Co., Ltd.	June 23, 2017	PRC	Nil	Micro-loan business
Harbin Yuntuo Business Management Co., Ltd.	September 17, 2020	PRC	Nil	Business Management
Bazhou Qianfeng Business Management Co., Ltd.	September 2, 2020	PRC	Nil	Business Management
Youxian Qianfeng Business Management Co., Ltd.	May 22, 2019	PRC	Nil	Business Management
Hangzhou Yaohong Technology Co., Ltd.	April 7, 2016	PRC	Nil	Internet Technology

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

The table sets forth the assets and liabilities of the VIEs and subsidiaries of VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Current assets:
Cash and cash equivalents	539,491	124,906	19,143
Restricted cash	1,140,819	195,940	30,029
Loans and advances, net	1,517,876	732,016	112,186
Prepaid expenses and other assets	438,842	291,725	44,709
Deposits	-	206,076	31,583
Amounts due from related parties	49,815	198,272	30,387
Total current assets	3,686,843	1,748,935	268,037
Non-current assets:
Long-term investments	13,333	13,333	2,043
Loans and advances, net	49,643	-	-
Prepaid expenses and other assets	23,429	17,252	2,644
Property, equipment and software, net	58,638	32,281	4,947
Goodwill	3,067	-	-
Deferred tax assets	675,089	403,852	61,893
Total non-current assets	823,199	466,718	71,527
Total assets	4,510,042	2,215,653	339,564

Current liabilities:
Payable to institutional funding partners and online investors	289,026	43,480	6,664
Current account with online investors and borrowers	1,275,210	254,175	38,954
Income tax payable	228,573	242,638	37,186
Accrued expenses and other liabilities	383,365	340,014	52,109
Amounts due to related parties	628,414	829,159	127,074
Contract liabilities	271,741	163,057	24,990
Total current liabilities	3,076,329	1,872,523	286,977
Non-current liabilities:
Payable to institutional funding partners and online investors	51,444	-	-
Contract liabilities	198,282	19,237	2,948
Deferred revenue	-	-	-
Total non-current liabilities	249,726	19,237	2,948
Total liabilities	3,326,055	1,891,760	289,925

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

The table sets forth the results of operations of the VIEs and subsidiaries of VIEs included in the Company’s consolidated statements of comprehensive income:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net revenues	3,917,701	2,709,562	1,426,605	218,637
Net income/(loss)	231,872	27,298	(625,353)	(95,840)

The table sets forth the cash flows of the VIEs and subsidiaries of VIEs included in the Company’s consolidated statements of cash flows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	1,204,835	2,242,135	(1,086,522)	(166,517)
Net cash (used in)/provided by investing activities	(9,916)	(913,760)	24,048	3,686
Net used in financing activities	(998,814)	(1,114,926)	(296,990)	(45,516)

As of December 31, 2019 and 2020, there was no pledge or collateralization of the assets of the VIEs and its subsidiaries. The amount of the net assets of the VIEs and subsidiaries of VIEs was RMB1, 183,987 and RMB 323, 893(US$49, 639) as of December 31, 2019 and 2020, respectively. The creditors of the VIEs and subsidiaries of VIEs’ third-party liabilities did not have recourse to the general credit of the primary beneficiary in the normal course of business. The Company did not provide nor intended to provide additional financial or other support not previously contractually required to the VIEs and subsidiaries of VIEs during the years presented.

Change of Business Operations

In 2020, due to the increasingly stringent regulatory environment and deteriorating macro economy, the Company began winding down its peer-to-peer lending operations. In February 2020, the Company ceased originating new loans with borrowers and lenders but continues to facilitate new loans with institutional funding partners and plans to facilitate new loans through the Company’s micro credit company in 2021.

Since July 2020, the Company has agreed with the local government to have all collections from borrowers of loans previously facilitated in the peer-to-peer business, along with cash contributed from the Company, deposited into a “special account” which will be used to repay the investors who funded these loans. Management assessed that the Company's deposited amount would be recovered by future repayments from the borrowers after the total collection exceeds the total original principal amount of the outstanding loans in the peer-to-peer business. The funds contributed by the Company to the special account are presented as “Deposits” in current assets on the balance sheet as of December 31, 2020. See Note 7 for further discussion.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company's consolidated financial statements include, but are not limited to, revenue recognition, allowance for loans and advances, financial assets receivable and guarantee liabilities, useful life of long-lived assets, share-based compensation, valuation allowance for deferred tax assets, uncertain tax positions, short-term and long-term investments, and impairment of goodwill. Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

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

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the readers have been calculated at the exchange rate of RMB6.5250 per US$1.00 on December 31, 2020, the last business day in fiscal year 2020, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents.

Restricted cash

The Company’s restricted cash mainly represents (i) cash received but has not yet been disbursed, including idle funds due to investors whom recharge to the accounts on the platform but have not yet invested or fully funded the loans and funds due to borrowers that investors lend to borrowers but borrowers have not yet withdrawn. Such funds were processed through a designated bank account. As of December 31, 2018, 2019, and 2020, the restricted cash related to cash not yet disbursed amounted to RMB1,583,178, RMB1,020,151 and RMB138,681(US$21,254), respectively; and (ii) cash held by banks as guarantee deposits paid on contracts and other restrictions amounted to RMB56,127, RMB120,668 and RMB26,155(US$4,008) as of December 31, 2018, 2019 and 2020, respectively; and (iii) cash froze by authorities amounted to RMB31,104 (US$ 4,767) as of December 31, 2020.

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

Acquired non-performing loans

The Company records acquired non-performing loans in accordance with ASC310-30, Loan and Debt Securities with Deteriorated Credit Quality, when it voluntarily purchases a delinquent loan. Such acquired non-performing loans are expected to be recovered either through the sale of the loan collateral upon foreclosure or from the subsequent payments made by the borrowers and are initially recorded at their purchase price. As the cash flows are expected to be collected cannot be estimated because the timing of the collection and the condition of the collateral are indeterminable, the acquired non-performing loans are placed on non-accrual status and impairment is measured based on the fair value of the collateral less the estimated selling costs.

Allowance for loans and advances

The Company segregates the loans into secured and unsecured, and then into various portfolios, i.e. automobile and home equity, etc. and applies its credit risk management framework to the various portfolio of loans in accordance with ASC 450-20, Loss Contingencies.

Commencing from the second half of 2020, the Company has stopped in purchasing any additional non-performing loans due to the changes in the circumstances and industry in which it operates, accordingly, the prior year's roll-rate method for estimating allowances was then changed to a combination of probability-of-default and loss-rate methods. The difference in the amounts of allowance between the former and the new estimation methods was insignificant.

The two new methods are applied differently for 1) loans and advances and 2) Acquired non-performing loans, while also depending on whether the loans were auto-backed (collateralized) or unsecured.

For auto-backed loans recorded as loans and advances, the Company takes into consideration of a) the monthly default rates of borrowers, and b) the loss-rate, which represents the monetary value of losses incurred as a percentage of the gross balance of those loans where the Company has decided to retake the collateralized vehicle. For auto-backed loans recorded as acquired non-performing loans, the Company only takes the loss-rate as the basis to determine its provisions.

For unsecured loans recorded as loans and advances, loss rate of unsecured loans was assessed as 100% for both loans receivable and non-performing loans. For loan receivables, 89% of the unsecured loans were past due over 180 days, which is deemed to have remote possibility to collect any repayment based on the historical experience. For non-performing loans, the balance of unsecured loans was insignificant and the Company assessed provision of all of them as 100% for prudent.

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

Subsequent to the initial recognition, the non-contingent aspect of the risk assurance liability is reduced over the term of the arrangement as the Company is released from its stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. The Company considers the underlying risk profile including delinquency status, overdue period, and historical loss experience when assessing the probability of contingent loss. Borrowers are grouped based on common risk characteristics, such as product type. The Company measured contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral. The amount of provision for financial guarantee liabilities was RMB21,712, RMB19,206 and RMB103, 027 (US$15,790) for the years ended December 31, 2018, 2019 and 2020. The maximum potential undiscounted future payment which the Company would be required to make under its guarantee obligation is RMB3, 030,654 and RMB 1,143,835 (US$ 175,300) as of December 31, 2019 and 2020, respectively.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Long-term Investments

The Company’s long-term investments consist of cost method investments. In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have control or significant influence and for which there is no readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. The Company regularly evaluates the impairment of the investment based on the performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized in earnings is equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. No impairment loss on the cost method investments was recognized for the years ended December 31, 2018, 2019 and 2020.

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

In the year ended December 31, 2018, 2019 2020, the Company recorded a goodwill impairment charge of nil, nil and RMB 5,812 respectively.

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

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

☐	Level 1 -	Observable inputs that reflect quoted prices in active markets for identical assets or liabilities.

☐	Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

☐	Level 3 -	Unobservable inputs which are supported by little or no market activity.

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

The Company had no financial assets and liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2019 and 2020.

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

Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. Impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated based on the excess of carrying value of the asset over its fair value. No impairment loss was recognized for the years ended December 31, 2018, 2019 and 2020.

Research and development expenses

Research and development expenses are primarily incurred in the development of new services, new features and general improvement of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No research and development costs were capitalized during the years ended December 31, 2018, 2019 and 2020. The Company recognized research and development expenses amounted to RMB139,318, RMB81,664 and RMB27,144 (US$4,160) for the years ended December 31, 2018, 2019 and 2020, respectively.

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

In the second type of arrangement, the Company does not advance funds to the borrowers prior to a loan being subscribed by the institutional funding partners and online investors. Furthermore, the Company may provide a guarantee to the institutional funding partners and online investors which guarantees the contractual payments of the loan in the event that the borrower defaults. The Company determined it is not the legal lender and legal borrower in the loan origination and repayment process, respectively. Therefore, the Company does not record loan receivables and payables arising from the loans between borrowers and the institutional funding partners and online investors on its consolidated balance sheets.

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

The service fee is charged based on a certain percentage of the loans. In most of the cases, the borrowers pay the service fee on a monthly basis.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

The Company also generates revenue from other contingent fees, such as late payment penalties, insurance referral fee and net revenue from sale of collateral.

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

For arrangements where the Company does not originate loans to borrowers, these cash incentives are accounted for as reduction of revenue in accordance with ASC 606. Cash incentives accounted for as reduction of revenue amounted to RMB359,568 and RMB 86,259 (US$13,220) for the years ended December 31, 2019 and 2020, respectively.

For arrangements where the Company originates loans to the borrowers and the related loan payables to investors are recorded on the balance sheet, cash incentives paid upfront will reduce loan payables to investors and loan payables are effectively issued at a discount. If cash incentives are paid to investors over the loan period, the cash incentives are included as repayment to investors for the loan and considered in the effective interest rate of the loan payable to investors. There is no cash incentives as reduction of loan payables for the years ended December 31, 2019 and 2020.

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

Other revenues

The Company also receives various services fees which are contingent on future events, such as borrower late payment penalties, insurance referral fee and net revenue from sale of collateral. These contingent fees are not recognized until the contingencies are resolved and the fees become fixed and determined, which also coincide with when the services are performed and collectability is reasonably assured. These fees are classified within other revenue in the consolidated statements of comprehensive income.

Other revenues consist of:

	Year Ended December 31,	Year Ended December 31,
	2019	2020
	RMB	RMB	US$
Late payment penalties	102,910	96,224	14,747
Others	170,523	1,559	239
Total	273,433	97,783	14,986

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

Before adoption of ASU 2014-09, “Revenue from contracts with Customers (Topic 606)”

The Company earns a loan facilitation fee and a recurring service fee for post facilitation services for each successful loan facilitation, including provision of global positioning system (“GPS”) automobile tracking services, collection services and sending short message-service (“SMS”) payment reminder to borrowers throughout the term of the loans. Borrowers make repayments through the Company, and the Company will then remit the requisite returns to the investors on a periodic basis.

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

For arrangements where the Company does not originate loans to borrowers, these cash incentives are accounted for as reduction of revenue in accordance with ASC 605-50. Cash incentives accounted for as reduction of revenue amounted to RMB268,813 for the years ended December 31, 2018, respectively. For arrangements where the Company originates loans to the borrowers and the related loan payables to investors are recorded on the balance sheet, cash incentives paid upfront will reduce loan payables to investors and loan payables are effectively issued at a discount. If cash incentives are paid to investors over the loan period, the cash incentives are included as repayment to investors for the loan and considered in the effective interest rate of the loan payable to investors. Cash incentives accounted for as reduction of loan payables amounted to RMB10,746 for the years ended December 31, 2018, respectively.

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

Other revenues consist of:

Year Ended December 31,
2018
RMB
Late payment penalties and loan collection fees	113,313
Others	76,399
Total	189,712

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

Origination and servicing expense

Origination and servicing expenses primarily consist of customer acquisition costs, employee salaries and benefits for facilitating the loan origination and debt-collection cost.

Advertising expenses

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising Costs. The Company recognized advertising costs of RMB166,627, RMB54,167 and RMB1,711(US$262) for the years ended December 31, 2018, 2019 and 2020, respectively.

Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The Company recognized expenses for employee benefits of RMB181,798, RMB107,754 and RMB51,841 (US$7,945) for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Value added taxes (“VAT”), business related tax and surcharges

The Company is subject to VAT at the rate of 17%, 6% or 3%, depending on whether the entity is a general taxpayer or small-scale taxpayer, and related surcharges on revenue generated from providing services. The Notice of the Ministry of Finance and the SAT on Adjusting Value-added Tax Rates, or the Notice, was promulgated on April 4, 2018 and came into effect on May 1, 2018. According to the Notice, and for those that the Company is subject to, the 17% tax rate is changed into 16%. And the Ministry of Finance and the SAT announced another notice that the VAT tax rate of 16% is changed into 13% since April 4, 2019.

Output VAT is reported as a deduction to revenue when incurred and amounted to RMB330,116, RMB340,877 and RMB141,441 (US$21,677) for the years ended December 31, 2018, 2019 and 2020, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

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

The Company manages credit risk of loan principal by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances. No individual borrower represented 10% or more of total revenue, and loan and advances for the years ended December 31, 2018, 2019 and 2020.

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

Business and economic risk

In addition to disclosure about the peer to peer loan business winding down in Note 1, the Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Company’s ability to attract employees necessary to support its growth. The Company’s operations could also be adversely affected by significant political, economic and social uncertainties in the PRC.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of 5.4% in the year ended December 31, 2018, depreciation of 1.3% in the year ended December 31, 2019, and appreciation of 6.3% in the year ended December 31, 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

4.	Loans and advances, net

Loans and advances originated and retained by the Company consist of the following:

	As of December 31
	2019	2020
	RMB	RMB	US$
Current portion:
Loans receivable (i)
Auto-backed loans	125,058	39,253	6,016
Other secured loans	126,251	28,740	4,405
Unsecured loans	97,465	22,353	3,426
Sub-total	348,774	90,346	13,847

Acquired non-performing loans (ii)
Auto-backed loans	1,641,865	1,762,686	270,143
Other secured loans	358,535	385,575	59,092
Unsecured loans	426,526	7,595	1,164
Sub-total	2,426,926	2,155,856	330,399

Total current loans and advances	2,775,700	2,246,202	344,246
Allowance for loans and advances	(1,257,824)	(1,514,186)	(232,060)
Loans and advances, net	1,517,876	732,016	112,186

Non-current portion:
Loans receivable (i)
Auto-backed loans	16,858	-	-
Other secured loans	34,586	-	-
Total non-current loans and advances	51,444	-	-
Allowance for loans and advances	(1,801)	-	-
Loans and advances, net	49,643	-	-

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

The following table sets forth the activities in the allowance for loans and advances for the years ended December 31, 2018, 2019 and 2020:

2018	Loans receivable			Acquired non-performing loans
	Auto- backed loans	Other secured loans	Unsecured loans	Auto- backed loans	Other secured loans	Unsecured loans	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Beginning balance	(5,149)	(913)	(64,515)	(252,174)	(3,755)	(79,784)	(406,290)
Current year provision	(7,864)	(4,427)	4,106	(430,213)	(53,245)	(259,929)	(751,572)
Recoveries of loans previously written off	-	-	-	(27,879)	(24)	(355)	(28,258)
Write-offs	-	-	-	242,492	18,323	154,955	415,770
Ending balance	(13,013)	(5,340)	(60,409)	(467,774)	(38,701)	(185,113)	(770,350)

2019	Loans receivable			Acquired non-performing loans
	Auto- backed loans	Other secured loans	Unsecured loans	Auto- backed loans	Other secured loans	Unsecured loans	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Beginning balance	(13,013)	(5,340)	(60,409)	(467,774)	(38,701)	(185,113)	(770,350)
Current year provision	9,803	2,447	34,844	(790,565)	(42,696)	(453,795)	(1,239,962)
Recoveries of loans previously written off	-	-	-	(33,587)	(1,180)	(340)	(35,107)
Write-offs	-	-	-	388,541	3,979	385,878	778,398
Deregistration of subsidiary	-	-	-	-	-	7,396	7,396
Ending balance	(3,210)	(2,893)	(25,565)	(903,385)	(78,598)	(245,974)	(1,259,625)

2020	Loans receivable			Acquired non-performing loans
	Auto- backed loans	Other secured loans	Unsecured loans	Auto- backed loans	Other secured loans	Unsecured loans	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Beginning balance	(3,210)	(2,893)	(25,565)	(903,385)	(78,598)	(245,974)	(1,259,625)
Current year provision	591	975	3,212	(265,167)	(204,196)	(339,151)	(803,736)
Recoveries of loans previously written off	-	-	-	(52,931)	(164)	(1,386)	(54,481)
Write-offs	-	-	-	22,857	1,883	578,916	603,656
Deregistration of subsidiary	-	-	-	-	-	-	-
Ending balance	(2,619)	(1,918)	(22,353)	(1,198,626)	(281,075)	(7,595)	(1,514,186)

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

The following table sets forth the aging of loans advances as of December 31, 2019 and 2020:

	Current	1-30 days past due	31-60 days past due	61-90 days past due	91-120 days past due	121-150 days past due	151-180 days past due	181-360 days past due	Over 360 days past due	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of December 31, 2020	39,608	84,143	31,415	34,316	32,171	30,870	28,938	405,854	1,558,887	2,246,202
As of December 31, 2019	342,602	293,232	421,891	196,128	499,724	55,026	103,648	304,428	610,465	2,827,144

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

5.	Short-term investments

As of December 31, 2019, the Company’s short-term investments consist of available-for-sale debt securities with maturities of less than one year purchased from commercial banks. As of December 31, 2020, the Company had no short-term investment held. During the years ended December 31, 2018, 2019 and 2020, the Company recorded interest income from short-term investments of RMB11,685, RMB10,979 and nil in the consolidated statements of comprehensive income, respectively.

6.	Prepaid expenses and other assets

	As of December 31,
	2019	2020
	RMB	RMB	US$
Current:
Guarantee deposits (i)	99,785	100,609	15,419
Partner-operated service centers receivable	62,121	28,269	4,332
Prepaid rental and deposits	52,309	24,185	3,707
Prepayment for global position system	20,324	20,140	3,087
Deductible input VAT	16,824	17,693	2,712
Financial asset receivable	15,754	17,726	2,717
Amounts due from third-party payment platforms (ii)	36,160	7,759	1,189
Others	138,055	85,880	13,161
Total	441,332	302,261	46,324
Non-current:
Prepaid rental and deposits	11,836	14,515	2,225
Others	11,593	4,099	628
Total	23,429	18,614	2,853

(i)	Guarantee deposits are mainly deposits paid to institutional funding partners for cooperation with these funding partners.

(ii)	Amount due from third-party payment platforms are mainly restricted cash held by third-party payment platform that belong to the borrowers and online investors as of December 31, 2019 and 2020.

7.	Deposits

The Company has been cooperating closely with local authorities in its operation since July 2020. The local authorities set up an account (the “special account”), which is controlled by the local authorities, to collect all cash generated through the Company since July 4, 2020, including the cash from the Company’s bank accounts and cash repayments (including principal, interest and service fee of the Company) from borrowers except for the principal and interest owed to institutional funding partners.

The local authorities allowed the Company to retain a portion of its cash for daily operations. The Company recorded deposits for cash that belonged to the Company and service fees owed to the Company that were remitted to the special account since July 4, 2020. The amount recorded as deposits as of December 31, 2020 represents the amount of the Company's cash being retained in the special account.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

8.	Long-term investments

As of December 31, 2019 and 2020, the Company’s long-term investments consist of cost method investments, which are investments in an investee over which the Company does not have control or significant influence and for which there is no readily determinable fair value.

9.	Property and equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Computer and electronic equipment	57,061	49,480	7,583
Leasehold improvement	55,954	63,634	9,751
Vehicles	10,731	9,373	1,436
Office furniture and equipment	3,732	2,471	379
Software	24,325	24,240	3,715
Total	151,803	149,198	22,864
Less: Accumulated depreciation and amortization	(92,020)	(111,526)	(17,091)
Property, equipment and software, net	59,783	37,672	5,773

Depreciation and amortization expenses of the property, equipment and software were RMB42,431, RMB42,586 and RMB 29,431(US$4,510) for the years ended December 31, 2018, 2019 and 2020, respectively.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

10.	Payable to institutional funding partners and online investors

The following table presents payable to institutional funding partners and online investors as of December 31, 2019 and 2020:

	Fixed annual Rate (%)	Term	As of December 31,
			2019	2020
			RMB	RMB	US$
Current:
Institutional funding partners	3% to 11%	7 to 12 months	242,056	39,253	6,016
Online investors	3% to 11%	2 to 12 months	46,970	4,227	648
			289,026	43,480	6,664
Non-current:
Institutional funding partners	3% to 11%	13 to 36 months	51,444	-	-
Online investors	5% to 13%	13 to 24 months	-	-	-
			51,444	-	-

The following table sets forth the contractual obligations which has not included the impact of discount of time value as of December 31, 2019 and 2020:

	Payment due by period
Long-term borrowings and interest payable:	Less than 1 year	1-2 years	Greater than 2 years	Total
As of December 31, 2019 (RMB)	386,337	54,067	-	440,404
As of December 31, 2020 (RMB)	57,691	-	-	57,691
As of December 31, 2020 (US$)	8,842	-	-	8,842

11.	Current account with online investors and borrowers

	As of December 31,
	2019	2020
	RMB	RMB	US$
Investor deposits	853,283	54,893	8,413
Undrawn borrower funds and deposits	421,927	199,282	30,541
Total	1,275,210	254,175	38,954

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

12.	Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Guarantee liabilities	88,051	146,183	22,404
Payroll and welfare payable	164,226	87,109	13,350
Accrued marketing expense	25,683	19,427	2,977
Other taxes payable	18,540	24,536	3,760
Others	100,906	88,765	13,603
Total	397,406	366,020	56,094

13.	Interest income/(expense), net

Interest income/(expense), net consist of the following:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Interest income	73,729	42,013	19,445	2,980
Interest expense	(5,597)	-	-	-
Bank charges	(1,341)	(3,491)	(493)	(76)
Exchange gains/(loss)	-	1,094	(19,041)	(2,918)
Interest income/(expense), net	66,791	39,616	(89)	(14)

14.	Income taxes

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no withholding tax is imposed.

Hong Kong

The subsidiary incorporated in Hong Kong is subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2018, 2019 and 2020, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, Weidai HK and Rymo Technology Industry Limited are exempted from income tax on its foreign-derived income and there is no withholding taxes in Hong Kong on remittance of dividends.

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

Super deduction on research and development (“R&D”) expenses

Under the EIT law of the PRC, qualified enterprises can enjoy a 175% super deduction for eligible R&D expenses in the year ended 2018, 2019 and 2020. During the years ended December 31, 2018, 2019 and 2020, RMB86,686, RMB85,810 and RMB30,112 (US$4,615) of R&D expense was eligible for the super deduction, which accounts for an RMB16,254, RMB13,919 and RMB5,646 (US$865) decrease in tax expense, respectively.

The Company generates substantially all of its profit before income tax in the PRC. The current and deferred components of income tax expenses appearing in the consolidated statements of comprehensive income are as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Current income tax	330,859	365,292	45,248	6,935
Deferred income tax	(171,230)	(260,049)	271,238	41,569
	159,629	105,243	316,486	48,504

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

The principal components of the deferred tax assets are as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Deferred tax assets
Allowance for loans and advances	492,923	613,056	93,955
Net operating loss carry forwards	48,715	70,220	10,762
Accruals for share-based compensation	41,518	42,636	6,534
Accruals for payroll and other costs	13,590	13,589	2,084
Accruals for other liabilities	4,801	30,558	4,683
Contract liabilities	86,573	36,469	5,589
Less: valuation allowance	(13,031)	(402,676)	(61,714)
Balance at the end of the year	675,089	403,852	61,893

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis. As of December 31, 2019 and 2020, valuation allowances on deferred tax assets are mainly arising from tax loss carry forwards because the Company believes that it is more-likely-than-not that certain of the subsidiaries, VIEs and subsidiaries of the VIE registered in the PRC will not be able to generate sufficient taxable income in the near future, to utilize the tax loss carry forwards.

A reconciliation of the differences between the PRC statutory tax rate is as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Income/(loss) before provision of income tax	764,259	368,485	(397,857)	(60,974)
PRC statutory income tax rate	25%	25%	25%	25%
Income tax computed at statutory tax rate	191,065	92,121	(99,465)	(15,244)
Difference on tax rate	-	(18,427)	8,803	1,349
Research and development super-deduction	(16,254)	(13,919)	(5,646)	(865)
Non-deductible/non-taxable items	29,916	34,168	23,148	3,548
Changes in valuation allowance	(45,098)	11,300	389,646	59,716
Income tax expenses	159,629	105,243	316,486	48,504

The Company did not identify significant unrecognized tax benefits for the years ended December 31, 2018, 2019 and 2020. The Company did not incur any interest and penalties related to potential underpaid income tax expenses. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ and VIEs and subsidiaries of the VIEs’ tax years 2015 through 2020 remain open to examination by the taxing jurisdictions. According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. As of December 31, 2020, the Company had net operating losses of RMB301,814 (US$46,255) which will be available to offset future taxable income. If not used, these carryforwards will expire between the year ended December 31, 2022 and 2025.

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

15.	Earnings/(Loss) per share

Basic earnings/(loss) per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2018		2019		2020
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net income/(loss) attributable to ordinary shareholders	338,385	383,234	127,357	126,253	(357,898)	(54,851)	(354,675)	(54,356)
Allocation of net income attributable to preferred shares	(164,830)	-	-	-	-	-	-	-
Numerator for computing basic earnings per share	173,555	383,234	127,357	126,253	(357,898)	(54,851)	(354,675)	(54,356)
Denominator:
Weighted average number of ordinary shares outstanding - basic	15,882,661	35,071,400	35,378,124	35,071,400	35,390,055	35,390,055	35,071,400	35,071,400
Earnings/(loss) per share - basic	10.93	10.93	3.60	3.60	(10.11)	(1.55)	(10.11)	(1.55)

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Diluted earnings/(loss) per share for each of the years presented are calculated as follows:

	Year ended December 31,
	2018		2019		2020
	Class A	Class B	Class A	Class B	Class A		Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Numerator for computing basic earnings per share	173,555	383,234	127,357	126,253	(357,898)	(54,851)	(354,675)	(54,356)
Numerator for computing diluted earnings per share	173,555	383,234	127,357	126,253	(357,898)	(54,851)	(354,675)	(54,356)
Denominator:
Weighted average number of ordinary shares outstanding	15,882,661	35,071,400	35,378,124	35,071,400	35,390,055	35,390,055	35,071,400	35,071,400
Weighted average number of ordinary shares outstanding - diluted	15,882,661	35,071,400	35,378,124	35,071,400	35,390,055	35,390,055	35,071,400	35,071,400
Earnings/(loss) per share - diluted	10.93	10.93	3.60	3.60	(10.11)	(1.55)	(10.11)	(1.55)

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

16.	Share capital

Ordinary shares

On January 26, 2018, the Company issued 48,392,050 ordinary shares with par value of US$0.000002 to its shareholders in connection with the incorporation of the Company (Note 1).

Pursuant to the Company’s memorandum and articles of association, upon the completion of the IPO, all the outstanding Preferred Shares were converted into 17,098,700 Class A ordinary shares, and all the outstanding ordinary shares are re-designated into 13,320,650 Class A ordinary shares and 35,071,400 Class B ordinary shares, respectively. The rights of the holders of Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each share of Class A ordinary shares is entitled to one vote per share and is not convertible into Class B ordinary shares under any circumstances. Each share of Class B ordinary shares is entitled to five vote per share and is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by the holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares would be automatically converted into equal number of Class A ordinary shares.

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

As of December 31, 2019 and 2020, there were 35,390,055 and 35,071,400 Class A and Class B ordinary shares outstanding respectively for both year.

Dividends

No dividend was declared for the years ended December 31, 2018, 2019 and 2020.

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

Chunan Wanglin Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wangqi Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wangqian Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wangqun Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wangxia Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wanglan Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wangzhi Financial Information Advisory Services Partnership (GP)	Entity controlled by immediate family members of Director
Zhejiang Ruituo Non-financing Guarantee Co., Ltd.	Entity controlled by Founder
PT PENDANAAN GOTONG ROYONG	Entity significantly influenced by the Company
Weiwu (Hangzhou) Network Technology Co., Ltd.	Entity controlled by Founder
Deqing Jingxiu Management Consultant Partnership(LLP)	The Company’s shareholder
Key management and their immediate family members	The Company’s key management and their immediate family members

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

b) The Company had the following related party transactions:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Loan facilitation service fee from:
Key management and their immediate family members	742	-	-	-
Hangzhou Ruituo Technology Co., Ltd.	39	-	-	-
Loan service fee from:
Key management and their immediate family members		274	20	3
Hangzhou Ruituo Technology Co., Ltd.	-	32	-	-
Total	781	306	20	3
Other revenues:
Beijing Lezhihui Technology Co., Ltd.	13,362	-	-	-
Origination and servicing expenses:
Beijing Lezhihui Technology Co., Ltd.	22,739	-	-	-
Chunan Wanglan Financial Information Advisory Services Partnership (GP)	18,077	1,729	-	-
Chunan Wenjun Financial Information Advisory Services Partnership (GP)	11,290	6,927	4,365	669
Chunan Wenkang Financial Information Advisory Services Partnership (GP)	9,103	4,518	1,774	272
Chunan Wenhai Financial Information Advisory Services Partnership (GP)	8,743	3,518	1,095	168
Chunan Wenbing Financial Information Advisory Services Partnership (GP)	8,455	6,228	2,505	384
Chunan Wenlin Financial Information Advisory Services Partnership (GP)	8,408	4,693	2,231	342
Chunan Wenrong Financial Information Advisory Services Partnership (GP)	8,357	5,902	3,347	513
Chunan Wenshe Financial Information Advisory Services Partnership (GP)	8,047	-	(569)	(87)
Chunan Wenbei Financial Information Advisory Services Partnership (GP)	7,717	6,900	2,844	436
Chunan Wensheng Financial Information Advisory Services Partnership (GP)	7,600	6,509	2,339	358
Chunan Wenyang Financial Information Advisory Services Partnership (GP)	6,924	1,709	367	56
Chunan Wangxia Financial Information Advisory Services Partnership (GP)	6,761	3,027	590	90
Chunan Wanglin Financial Information Advisory Services Partnership (GP)	5,133	6,900	3,507	537
Chunan Wangqi Financial Information Advisory Services Partnership (GP)	4,969	4,250	1,166	179
Chunan Wangqun Financial Information Advisory Services Partnership (GP)	4,948	9,255	3,033	465
Chunan Wangqian Financial Information Advisory Services Partnership (GP)	2,424	-	-	-
Chunan Yunxiu Financial Information Advisory Services Partnership (GP)	1,909	943	428	66
Collecting costs to:
Zhejiang Hongrui Investment Management Co., Ltd.	6,253	-	-	-
Zhejiang Ruituo Information Technology Co., Ltd.	4,996	-	-	-
Total	162,853	73,008	29,022	4,448
General and administrative expenses:
Welfare expenses to:
Hangzhou Qiandaohuyaodage Trading Co., Ltd.	276	-	-	-
Total	276	-	-	-
Sales and marketing expenses:
Promotion expenses to:
Weiyi (Hangzhou) Internet Financial Information Service Co., Ltd	9,631	-	-	-
Total	9,631	-	-	-

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

c)            The Company had the following related party balances:

Amounts due from related parties

		As of December 31,
		2019	2020
		RMB	RMB	US$
Hangzhou Ruituo Technology Co., Ltd.	(i)	7,036	6,358	974
Zhejiang Ruituo Non-financing Guarantee Co., Ltd.		2,679	2,794	428
PT PENDANAAN GOTONG ROYONG		1,918	1,065	163
Others		12,419	5,143	789
Total		24,052	15,360	2,354

(i)	The balance mainly represents loans provided to Hangzhou Ruituo Technology Co., Ltd. and receivable from the disposal of vehicle collaterals for overdue loans as of December 31, 2019 and 2020.

Amounts due to related parties

		As of December 31,
		2019	2020
		RMB	RMB	US$
Hangzhou Ruituo Technology Co., Ltd.	(ii)	23,743	483	74
Key management and their immediate family members	(ii)	3,831	3,092	474
Mr. Hong Yao	(ii)	328	700	107
Other related service center operation partners		74	-	-
Beijing Lezhihui Technology Co., Ltd.		275	-	-
Others		799	871	134
Total		29,050	5,146	789

(ii)	The balance mainly represents investment balance due to related parties who are also investors on the platform.

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

These stock appreciation rights are subject to vesting of 33%, 33% and 34% on the second, third and fourth anniversary of the vest commencement date, respectively. The vested stock appreciation rights are exercisable within five years from the grant date. During the years ended December 31, 2018, 2019 and 2020 no dividend was declared to the grantee and none of the grantee’s accumulated stock appreciation rights granted exceeded 0.1% of the Company’s total paid-in-capital.

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

The Company compared the fair value of the instrument immediately before the modification to the fair value of the modified equity award, no incremental compensation cost was noted and recognized. The modified award would be accounted for as an equity award from the date of modification with a fair value of RMB216.43 per share. Therefore, at the modification date, the Company reclassified the liability of RMB106,465 recognized on September 30, 2018, as additional paid-in capital. In addition, the Company also will recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method. The share-based compensation of RMB88,961, RMB26,858 and RMB798 (US$122) were charged to the consolidated statements of comprehensive income for the year ended December 31, 2018, 2019 and 2020.

The Company calculated the estimated fair value of the stock appreciation rights on September 30, 2018 using the Black-Scholes option pricing model with assistance from independent valuation firm. Assumptions used to determine the fair value of the virtual share options granted are summarized as follows:

September 30, 2018
Fair value per ordinary share(RMB)	148.37
Risk-free interest rate	4.35%
Dividend yield	nil
Expected volatility range	61.00%
Weighted average expected life (years)	2.17-3.75

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

2018 share incentive plan

In August 2018, the Company’s board of directors approved 2018 share incentive plan, or the 2018 Plan. The maximum number of ordinary shares that may be issued under the 2018 Plan is 3,300,000. The 2018 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards that the board of directors or the chairman of the board of directors (the plan administrator) decides, to directors, officers, employees and consultants of the company or any of the Company’s subsidiaries. Unless terminated earlier, the 2018 Plan has a term of ten years. The terms and conditions of the awards, including vesting schedule and the exercise price for each award, will be determined by the plan administrator, and will be stipulated in the award agreement. As of December 31, 2020, the Company has granted 1,999,951 share awards under the 2018 Plan, including 1,928,561 options and 71,390 restricted share units. As of December 31, 2020, none of options had been exercised and 14,278 restricted share units were exercised.

The Company calculated the estimated fair value of the stock options on each grant date during the year ended December 31, 2020, using the Black-Scholes option pricing model with the assistance of an independent third party valuation firm. Assumptions used to determine the fair value of the virtual share options granted are summarized as follows:

	Each grant date during the year ended December 31, 2019	Each grant date during the year ended December 31, 2020
Fair value per ordinary share(RMB)	The closing stock price at the grant date	The closing stock price at the grant date
Risk-free interest rate	2.91%	0.89%
Dividend yield	nil	nil
Expected volatility range	54.67%	6.49%
Weighted average expected life (years)	5.25-6.17	4.25-5.25

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

Restricted shares activity

The following table summarizes the Company’s Restricted Shares activity:

	Number of shares	Weighted average grant-date fair value
Outstanding, December 31, 2019	955,153	245.48
Forfeited	(216,127)	11.62
Outstanding, December 31, 2020	739,026	313.88

The weighted average grant-date fair value of Restricted Shares granted during the year ended December 31, 2020 was RMB 313.88 per share, which was derived from the fair value of the underlying ordinary shares. As of December 31, 2020, there was RMB 12,949 (US$1,786) of total unrecognized employee share-based compensation expenses related to unvested Restricted Shares expected to vest which are expected to be recognized over a weighted-average period of 0.25 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Options activity

The following table summarizes the Company’s Options activity:

	Number of options	Weighted average grant-date fair value
Outstanding, December 31, 2019	1,319,494	84.42
Granted	27,000	15.12
Forfeited	(472,799)	10.87
Outstanding, December 31, 2020	873,695	122.07

The weighted average grant-date fair value of Options granted during the year ended December 31, 2020 was RMB 122.07 per share, which was derived from the fair value of the underlying ordinary shares. As of December 31, 2020, there was RMB 29,690 (US$1,786) of total unrecognized employee share-based compensation expenses related to unvested Options expected to vest which are expected to be recognized over a weighted-average period of 0.88 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Share-based compensation expenses

For the years ended December 31, 2018, 2019 and 2020, the Company allocated share-based compensation expenses as follows:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Origination and servicing	46,687	21,279	346	53
General and administrative	45,104	35,162	8,717	1,336
Research and development	14,780	8,355	(2,970)	(455)
Total	106,571	64,796	6,093	934

WEIDAI LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

19.	Accumulated other comprehensive loss

RMB
Balance as of December 31, 2019	(2,510)
Foreign currency transaction adjustments, no tax impact	-
Balance as of December 31, 2020	(2,510)
Balance as of December 31, 2020 (US$)	(385)

There has been no reclassification out of accumulated other comprehensive loss to net loss for all the years presented.

20.	Commitments and contingencies

Operating lease commitments

The Company leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2018, 2019 and 2020 were RMB131,808, RMB105,038 and RMB 57,423(US$ 8,800), respectively.

Future minimum lease payments under non-cancelable operating leases agreements consist of the following as of December 31, 2020:

	RMB	US$
2021	18,196	2,789
2022	7,076	1,084
2023	5,618	861
2024	5,329	817
2025 and thereafter	1,766	270
Total	37,985	5,821

Capital and other commitments

Future minimum capital commitments, mainly representing renovating expense under non-cancellable agreements, consist of the following as of December 31, 2020:

	RMB	US$
2021	13,900	2,130
2022	11,700	1,793
2023 and thereafter	1,600	246
Total	27,200	4,169

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

For the years ended December 31, 2018, no dividend was declared for the Preferred Shares.

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

The movement in the carrying value of the Preferred Shares is as follows:

	Series A	Series A+	Series B	Series C	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	18,856	3,771	6,283	360,000	388,910
Reversal of accretion on Series C preferred shares	-	-	-	(120,000)	(120,000)
Conversion of preferred shares to Class A ordinary shares	(18,856)	(3,771)	(6,283)	(240,000)	(268,910)
Balance as of December 31, 2018,2019 and 2020	-	-	-	-	-
Balance as of December 31, 2018, 2019 and 2020 (US$)	-	-	-	-	-

22.	Business combination

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

The Company fully impaired the goodwill in the year ended December 31, 2020.

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

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. Amounts restricted that include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, were RMB263,182 and RMB263,207 (US$40,338) as of December 31, 2019 and 2020, respectively.

24.	Subsequent events

The Group has evaluated subsequent events through the issuance of the consolidated financial statements and no subsequent event has been identified that would have required adjustment or disclosure in the consolidated financial statements.