Form 20-F
period 2021-12-31
Weidai Ltd.
filed 2022-04-22
CIK 1734902

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Hongxin Science and Technology Park,

No. 668, Jianshe 3rd Road,

Xiaoshan District

Hangzhou, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Feng Chen, Chief Financial Officer

Phone: +86-571-5697-9013

Email: chenfeng@wdai.com

No. 668, Jianshe 3rd Road,

Xiaoshan District

Hangzhou, Zhejiang Province

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing five Class A ordinary shares, par value US$0.000002 per share) Class A ordinary shares, par value US$0.000002 per share*	WEI	New York Stock Exchange New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

As of December 31, 2021, there were 70,461,455 ordinary shares outstanding, consisting of 35,390,055 Class A ordinary shares and 35,071,400 outstanding Class B ordinary shares, both with a par value of US$0.000002 per share.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

☐
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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

●	“active borrower” refers to borrowers who have borrowed at least once on our platform during a specific period of time;
●	“ADSs” refers to our American depositary shares, each of which represents five Class A ordinary shares;
●	“APRs” or “annual percentage rate” represents the annualized cost of borrowing over the term of a loan, which equals to the annualized amount of finance charges (including interest and service and other fees) generated from a loan, divided by the principal amount of the loan;
●	“auto-backed loan” refers to secured loans using automobiles already owned by borrowers as collateral;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.000002 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.000002 per share;
●	“delinquency rate” refers to the loan principal and interest that were 15 to 30, 31 to 60, 61 to 90 and over 90 calendar days past due as a percentage of the total outstanding principal balance of loans on our platform as of a specific date. Loans that are charged-off and loan products that have been discontinued prior to the date of this annual report (including home equity loans, certain types of consumption loans and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks) are not included in the delinquency rate calculation;
●	“investors” refers to both online investors and institutional funding partners;
●	“LTV ratio” refers to loan-to-value ratio;
●	“online investors” includes both individual investors and corporate investors, who invest in loans using our smart investing tools or through our investment programs. The term “online investors” does not include institutional funding partners;
●	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.000002 per share;
●	“repeat borrowers” refers to borrowers who have borrowed at least twice on our platform since our inception;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“small and micro enterprises” refers to businesses with annual revenues less than RMB20 million;
●	“take rate” refers to the period end loan balance divided by the net revenue of a certain period.”
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and
●	“we,” “us,” “our company,” “our” and “Weidai” refer to Weidai Ltd., its subsidiaries, variable interest entities, or VIEs, and their subsidiaries.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.3726 to US$1.00, the noon buying rate on December 30, 2021 set forth in the H.10 statistical release of the U.S. Federal

Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 14, 2022, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.3775 to US$1.00.

All of our share related numbers contained in this annual report, including but not limited to the numbers of authorized, issued and outstanding shares, have retroactively reflected the 50-for-1 share split that we effected in September 2018.

All of our ADS related numbers contained in this annual report have retroactively reflected the five-for-one ADS ratio change that we effected in January 2022, or the ADS ratio change.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of the auto-backed loan market and the marketplace lending industry in China;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with borrowers and investors;
●	competition in the auto-backed loan market and the marketplace lending industry in China;
●	general economic, business and socio-political conditions condition in China and elsewhere, including the recent Russia-Ukraine conflict;
●	relevant government policies and regulations relating to the marketplace lending industry in China;
●	duration of the outbreak of COVID-19, including the emergence of COVID variants, and its impact on our business and results of operations; and
●	litigation, negative publicity and regulations surroundings China-based companies listed in the U.S.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Risks Associated with Being Based in or Having the Majority of the Operations in China

We are exposed to legal and operational risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations. We are subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. We may also be subject to sanctions imposed by PRC regulatory agencies, including China Securities Regulatory Commission, or CSRC, if we fail to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. These China-related risks could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer securities to investors in the future and cause the value of such securities to significantly decline or become worthless.

The PRC government may exert, at any time, substantial intervention and influence over the manner of our operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in PRC and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cybersecurity Law, which became effective in June 2017, established China’s first nation-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection.

In December 2021, the Cyberspace Administration of China, or the CAC, promulgated the amended Measures of Cybersecurity Review which require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the Cybersecurity Review Office, or CRO, in the event such operators plan for an overseas listing. The amended Measures of Cybersecurity Review provide that, among others, an application for cybersecurity review must be made by an issuer that is a “critical information infrastructure operator” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than one million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect China’s national security. The amended Measures of Cybersecurity Review took effect on February 15, 2022. In August 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law which became effective on November 1, 2021. The Personal Information Protection Law provides a comprehensive set of data privacy and protection requirements that apply to the processing of personal information organizations and individuals in China, and the processing of personal information of persons outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The Personal Information Protection Law also provides that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to be set by Chinese cyberspace regulators are also required to store in China the personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information.

In November 2021, the CAC released the Regulations on Network Data Security (draft for public comments). The draft Regulations on Network Data Security provide more detailed guidance on how to implement the general legal requirements under laws such as the Cybersecurity Law, Data Security Law and the Personal Information Protection Law. The draft Regulations on Network Data Security follow the principle that the state will regulate based on a data classification and multi-level protection scheme, under which data is largely classified into three categories: general data, important data and core data. Under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security.

Currently, the cybersecurity laws and regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, we must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we are already doing in our business, and we may be subject to review when purchasing internet products and services. We may be subject to review when conducting data processing activities under the amended Measures of Cybersecurity Review, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. As of the date of this annual report, we have not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and we have not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, we do not expect that, as of the date of this annual report, the PRC Data Security Law would have a material adverse impact on our business.

On July 6, 2021, the relevant PRC governmental authorities public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions require the relevant regulators to coordinate and accelerate amendments of legislation on the confidentiality and archive management related to overseas issuance and listing of securities, and to improve the legislation on data security, cross-border data flow and management of confidential information. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, we do not expect that, as of the date of this annual report, these opinions do not have a material adverse impact on our business.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or, collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets.

The Draft Overseas Listing Regulations, among others, stipulate that Chinese companies that seek to offer and list securities in overseas markets shall fulfill the filing procedures with and report relevant information to the CSRC, and that an initial filing shall be submitted within three working days after the application for an initial public offering is submitted, and a second filing shall be submitted within three working days after the listing is completed. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. The Draft Overseas Listing Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company”, the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. As advised by our PRC legal counsel, the Draft Overseas Listing Regulations were released only for soliciting public comment at this stage and their provisions and anticipated adoption or effective date are subject to changes, and thus their interpretation and implementation remain substantially uncertain. It is uncertain whether the Draft Overseas Listing Regulations apply to the follow-on offerings or other offerings of the Chinese companies that have been listed overseas. We cannot predict the impact of the Draft Overseas Listing Regulations on us at this stage.

As there are still uncertainties regarding these new laws and regulations as well as the amendment, interpretation and implementation of the existing laws and regulations related to cybersecurity and data protection, We cannot assure you that we will be able to comply with these laws and regulations in all respects. The regulatory authorities may deem our activities or services non-compliant and therefore require us to suspend or terminate its business. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect its business, financial condition, results of operations and reputation.

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and conduct follow-on offerings, and listing or continuing listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which we operate, which could adversely affect our business, financial condition and results of operations.

For more detailed information, see “Item 3. Key Information — Risk Factors — Risks Related to Doing Business in China.”

Risks Associated with Our Corporate Structure

Weidai Ltd., our ultimate Cayman Islands holding company, does not have any substantive operations other than indirectly controlling Weidai (Hangzhou) Financial Information Service Ltd. and Hangzhou Yuntuo Group Co., Ltd., or the VIEs, through certain contractual arrangements. The ADSs investors purchased are equity securities of our ultimate Cayman Islands holding company rather than equity securities of the VIEs. We conduct our business operations through both our consolidated subsidiaries and the VIEs, which we effectively control through certain contractual arrangements. We, together with the VIEs, are subject to PRC laws relating to, among others, restrictions over foreign investments in distribution of online information and other value-added telecommunication services set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. As a result, we have to control over the VIEs through contractual arrangements. The VIE structure is used to replicate foreign investment in China-based companies where the PRC law prohibits direct foreign investment in the operating companies. Neither we nor our subsidiaries own any share in the VIEs. Instead, we control and receive the economic benefits of the VIEs’ business operation through a series of contractual agreements with the VIEs. The contractual agreements with the VIEs are designed to provide Weidai Co., Ltd. with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIEs, including absolute control rights and the rights to the assets, property, and revenue of the VIEs. As a result of our direct ownership in Weidai Co., Ltd. and the contractual agreements with the VIEs, we are regarded as the primary beneficiary of the VIEs. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of internet technology companies, and regulatory review of oversea listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations. Investors in the ADSs are not purchasing equity securities of the VIEs, but instead, are purchasing equity securities of our ultimate Cayman Islands holding company. Because of our corporate structure, we are subject to risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to limitation on foreign ownership of private education entities, and regulatory review of oversea listing and offering of securities of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual agreements. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. Our contractual agreements may not be effective in providing control over the VIEs. We may also be subject to sanctions imposed by PRC regulatory agencies including Chinese Securities Regulatory Commission if we fail to comply with their rules and regulations.

We and the VIEs face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the VIEs, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the VIEs face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the VIEs and may intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

For more detailed information, see “Item 3. Key Information — Risk Factors — Risks Related to Our Corporate Structure.”

Cash Transfer between our Company, Subsidiaries and VIEs

The following table presents the cash flows among Weidai Ltd (“the Company”), its subsidiaries, its VIEs and the VIEs’ subsidiaries for the periods indicated:

	2019	2020	2021

	(RMB in thousands)			US$

	(unaudited)
Cash flows through intercompany transfer
From the Company to the VIEs	—	601	—	—
From the Company to its subsidiaries	12,361	65,555	629	99
From the Company’s subsidiaries to the VIEs	85,713	470,662	752,117	118,024

In 2019, 2020 and 2021, Weidai Ltd. transfered cash to its subsidiaries by making capital contributions or providing loans. Because Weidai Ltd. and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they transferred cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions. No transfer of assets other than cash has occurred among the Company, its subsidiaries and the VIEs. Our subsidiaries and VIEs have not made any dividend or distribution to the Company in 2019, 2020 and 2021.

Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently would apply to any dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland of China and the Hong Kong

Special Administrative Region for the Avoidance of Double Taxation on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, whether a resident enterprise is a “beneficial owner” that can apply for a low tax rate under tax treaties depends on an overall assessment of several factors, which may bring uncertainties to the applicability of preferential tax treatment under the tax treaties. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In the future we intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We have not made any dividend or distribution to any U.S. investor. As a holding company, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Furthermore, our subsidiaries, our consolidated VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. We do not have any present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We are not aware of any material regulatory restrictions limiting our non-PRC subsidiaries to make dividends to us. Subject to the passive foreign investment company rules, the gross amount of any distribution that we make to investor with respect to the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. To the extent that our income is received in Renminbi, shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met. Approval from or registration with appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions.

Risks Associated with the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the U.S. Public Company Accounting Oversight Board, or the PCAOB, for three consecutive years beginning in 2021 (which will be determined after the third such annual report), the SEC will prohibit such ordinary shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. Further, the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act.  In February, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the same amendments as the bill passed by the Senate. However, the America Competes Act includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences and this bill amending the HFCA Act is approved by both houses of Congress and signed by the President. If AHFCA Act is enacted, it would decrease the number of “non-inspection years” from three years to two years.

Our current independent accounting firm, Marcum Bernstein & Pinchuk LLP, whose audit report is included in this annual report on Form 20-F, is headquartered in Manhattan, New York, and was not included in the list of PCAOB Identified Firms in the PCAOB December Release, However, given that all PCAOB-registered firms in China were included on that list, our ability to retain an auditor subject to PCAOB inspection and investigation may depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. Recent developments with respect to audits of China-based companies create uncertainty about the ability of Marcum Bernstein & Pinchuk LLP to fully cooperate with a PCAOB request for audit working papers without the approval of the Chinese authorities. Marcum Bernstein & Pinchuk LLP’s audit working papers related to us are located in China. More broadly, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation. Accordingly, we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

In addition to the issues under the HFCA Act discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of the independent registered public accounting firm. Our current independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. However, as noted above, recent developments create uncertainty as to the PCAOB’s continued ability to conduct inspections of our independent accounting firm, Marcum Bernstein & Pinchuk LLP.

Our ADSs may be delisted under the HFCA Act if the PCAOB is unable to inspect auditors with presence in China for three consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

For more detailed information, see “Item 3. Key Information — Risk Factors — Risks Related to Doing Business in China — If the PCAOB, is unable to inspect our auditors as required under the Holdings Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.”

Condensed Consolidating Schedules

The following tables present the condensed consolidating schedules depicting the financial position, cash flows and results of operations for the Company, the consolidated VIEs and their subsidiaries, our consolidated subsidiaries and any eliminations as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021. This table follows the line item disclosures with respect to the VIEs in Note 2 to the consolidated financial statements included elsewhere in this annual report.

(i)Selected Condensed Consolidated Statements of Operations Data

	For the year ended December 31, 2021
		Consolidated
	The	VIEs and their	Consolidate		Group
	Company	subsidiaries	Subsidiaries	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations

Net revenues	1,466	648,270	57,729	—	707,465
Net loss	(5,873)	(1,090,282)	(48,792)	903	(1,144,044)
Net cash (used in) provided by operating activities	(7,880)	(795,178)	760,515	—	(42,543)
Net cash used in investing activities	(159,194)	(30,798)	(752,117)	752,746	(189,363)
Net cash provided by (used in) financing activities	—	714,536	629	(752,746)	(37,581)

	For the year ended December 31, 2020
		Consolidated
	The	VIEs and their	Consolidate		Group
	Company	subsidiaries	Subsidiaries	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations

Net revenues	1,020	1,426,605	108,524	—	1,536,149
Net loss	(13,676)	(625,353)	(130,867)	55,553	(714,343)
Net cash (used in) provided by operating activities	(13,583)	(1,557,785)	234,471	—	(1,336,897)
Net cash (used in) provided by investing activities	(66,156)	24,048	(470,662)	536,818	24,048
Net cash provided by (used in) financing activities	—	174,273	64,456	(536,818)	(298,089)

	For the year ended December 31, 2019
		Consolidated
	The	VIEs and their	Consolidate		Group
	Company	subsidiaries	Subsidiaries	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Results of Operations

Net revenues	—	2,709,562	647,932	—	3,357,494
Net income	2,397	27,298	163,675	69,872	263,242
Net cash provided by operating activities	10,228	584,053	292,831	—	887,112
Net cash used in investing activities	(12,366)	(913,760)	(93,997)	98,074	(922,049)
Net cash (used in) provided by financing activities	(15,167)	(1,029,213)	12,361	(98,074)	(1,130,093)

(ii)Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
		Consolidated
	The	VIEs and their	Consolidate		Group
	Company	subsidiaries	Subsidiaries	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Financial Position
Assets
Cash and cash equivalents	10,846	108,023	115,699	—	234,568
Restricted cash	—	101,383	—	—	101,383
Loans and advances, net	—	485,249	—	—	485,249
Prepaid expenses and other assets,net-current	403	69,439	43,910	—	113,752
Amounts due from related parties	—	32,829	—	—	32,829
Long-term investments	—	13,333	—	—	13,333
Prepaid expenses and other assets-non current	—	9,149	55	—	9,204
Property, equipment and software, net	—	21,231	7,643	—	28,874
Goodwill	—	—	—	—
Right-of-use assets	—	21,910	—	—	21,910
investment in subsidies and VIEs	179,635	—	—	(179,635)	—
Intercompany receivables	85,434	483,887	1,133,004	(1,702,325)	—
Short-term investments	158,565	—	—	—	158,565
Total assets	434,883	1,346,433	1,300,311	(1,881,960)	1,199,667

Liabilities
Payable to institutional funding partners and online investors	—	5,899	—	—	5,899
Current account with online investors and borrowers	—	138,683	—	—	138,683
Income tax payable	—	236,011	—	—	236,011
Accrued expenses and other liabilities	71	192,907	108,102	—	301,080
Amounts due to related parties	—	1,175	—	—	1,175
Operating lease liabilities-current	—	5,679	—	—	5,679
Contract liabilities-current	—	58,515	—	—	58,515
Operating lease liabilities-non current	—	17,319	—	—	17,319
Intercompany payables	134	1,132,643	569,548	(1,702,325)	—
Total liabilities	205	1,788,831	677,650	(1,702,325)	764,361
Total equity	434,678	(442,398)	622,661	(179,635)	435,306

	As of December 31, 2020
		Consolidated
	The	VIEs and their	Consolidate		Group
	Company	subsidiaries	Subsidiaries	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Condensed Consolidating Schedule of Financial Position
Assets
Cash and cash equivalents	177,920	124,906	106,672	—	409,498
Restricted cash	—	195,940	—	—	195,940
Loans and advances, net	—	732,016	—	—	732,016
Prepaid expenses and other assets,net-current	2,057	291,725	8,479	—	302,261
Deposits	—	206,076	327,982	—	534,058
Amounts due from related parties	—	15,360	—	—	15,360
Long-term investments	—	13,333	241	—	13,574
Prepaid expenses and other assets-non current	—	17,252	1,362	—	18,614
Property, equipment and software, net	—	32,281	5,391	—	37,672
Deferred tax assets	—	403,852	—	—	403,852
investment in subsidies and VIEs	1,302,576	—	—	(1,302,576)	—
Intercompany receivables	82,667	182,912	827,314	(1,092,893)	—
Total assets	1,565,220	2,215,653	1,277,441	(2,395,469)	2,662,845

Liabilities
Payable to institutional funding partners and online investors	—	43,480	—	—	43,480
Current account with online investors and borrowers	—	254,175	—	—	254,175
Income tax payable	—	242,638	—	—	242,638
Accrued expenses and other liabilities	—	340,014	26,006	—	366,020
Amounts due to related parties	—	5,146	—	—	5,146
Contract liabilities-current	—	163,057	—	—	163,057
Contract liabilities-non current	—	19,237	—	—	19,237
Intercompany payables	134	824,013	268,746	(1,092,893)	—
Total liabilities	134	1,891,760	294,752	(1,092,893)	1,093,753
Total equity	1,565,086	323,893	982,689	(1,302,576)	1,569,092

Permissions Required from the PRC Authorities for Our Operations

As of the date of this annual report, we believe that our PRC subsidiaries and the VIEs are not required to obtain permission or approval from the CSRC or the CAC to operate their respective business in China or to approve our contractual arrangements with the VIEs and their respective shareholders. However, PRC laws and regulations governing the conditions and the requirements of such approval are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a different view. However, PRC laws and regulations governing the conditions and the requirements of such approval are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, the PRC regulatory authorities may take a different view. There can be no assurance that other PRC government authorities that regulate our business and other participants in the industry would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future.

In connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information —D. Risk Factors —Risks Related to Doing Business in China —The approval of, filing with, or consent from, the CSRC, CAC or other PRC government authorities may be required in connection with our future offshore listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

A.Selected Financial Data

[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

An investment in our ADSs involves risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this annual report, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. In addition, the risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. Please note that additional risks not presently known to us, that we currently deem immaterial or that we have not anticipated may also impair our business and operations.

Risk Factor Summary

Risks Related to Our Business and Our Industry

●	We operate in China’s marketplace lending industry, which makes it difficult to evaluate our future prospects;
●	If any of our business practices is deemed to violate any laws or regulations governing the marketplace lending industry in China, our business, financial condition and results of operations will be materially and adversely affected;
●	We have been and may continue to rectify our business to ensure full compliance with laws and regulations governing the marketplace lending industry;
●	We experienced fluctuations in our revenue and have incurred operating losses in the past due to our tightened regulatory development, and we may not be able to achieve or sustain profitability in the future.
●	We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, especially COVID-19, which could significantly disrupt our operations;
●	If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected;
●	Cyber-attacks, computer viruses, physical or electronic break-ins or other unauthorized access to our or our business partners’ computer systems could result in misuse of confidential information and misappropriation of funds of our borrowers and investors, subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition; and
●	We, our directors, management and employees may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs and their subsidiaries with which we have maintained contractual arrangements. Investors in our ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs and their subsidiaries in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group;
●	If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations;
●	We rely on contractual arrangements with our VIEs and their respective shareholders for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control;
●	Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business;
●	The respective shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition;
●	Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the price of our ADSs; and
●	We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding.

Risks Related to Doing Business in China

●	We are subject to many of the economic and political risks associated with emerging markets due to our operations in China. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations;
●	A downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition;
●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us;
●	Uncertainties with respect to the PRC legal system could adversely affect us;
●	Uncertainties exist with respect to the interpretation and implementation of PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations;
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations; and
●	If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.

Risks Related to our American Depositary Shares

●	Our ADSs may be delisted if the trading prices of our ADSs fail to comply with the minimum price requirement of NYSE;
●	The market price for our ADSs may be volatile; and
●	We believe that it is likely that we would be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2021 and that there is a significant risk that we will be classified as a PFIC in the current and future taxable years, which could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

Risks Related to Our Business and Our Industry

We operate in China’s marketplace lending industry, which makes it difficult to evaluate our future prospects.

The PRC regulatory regime governing the China’s marketplace lending industry is tightened and has changed in ways that do not favor development of the industry and this may negatively affect our business. Prospective borrowers may not be familiar with the industry and may have difficulty to distinguish our services from those of our competitors. In addition, borrowers may not view a default of credit obligation under the loans we facilitate as having the same consequences as a default of credit obligation under more traditional loans provided by banks or other financial institutions. Any default on borrowers’ payment obligations may adversely affect institutional funding partners’ confidence in the loans we facilitate, which may lead to a reduction of capital available for loans and materially and adversely affect our business. Our ability to retain and attract institutional funding partners is critical to us for maintaining and increasing the volume of loans we facilitate. Our past growth rates may not be indicative of our future growth.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving industry. These risks and challenges include our ability to, among others:

●	navigate a tightened regulatory environment;
●	expand the base of borrowers served on our platform;
●	broaden our loan and investment product offerings;
●	efficiently operate our nationwide network of service centers;
●	enhance our data analytical and risk management capabilities;
●	continue to scale our technology infrastructure to support the growth of our platform and loan volume;
●	operate without being adversely affected by the negative publicity about the industry in general and our company in particular;
●	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform;
●	anticipate and adapt to changing market conditions, including government restrictions on automobile purchases and ownership and changes in the competitive landscape;
●	attract, retain and motivate talent; and
●	defend ourselves from any potential litigations, regulatory proceedings, or any other claims.

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

Considering the regulatory environment on peer-to-peer lending industry, we ceased to offer new loans for online investors’ subscription since February 2020, including through our Premier Investment Program and X Investment Program. Investors of our then existing investment programs now directly fund the underlying loans they used to invest in through our investment programs. We started the process to exit the peer-to-peer lending business in May 2020. In July 2021, we, in coordination with the relevant governmental authorities, repaid all outstanding net principal balances (the aggregate principal invested by a certain investor minus the aggregate amount that has been withdrawn by such investor) to investors on our platform.  However, uncertainties still exist in relation to the interpretation and implementation of regulations relating to online lending information intermediaries, such as the Interim Measures and Circular 175, and there is a risk that regulatory authorities may interpret the regulations differently than we do, and we cannot assure you that the regulatory authorities will not require us to further amend our business accordingly, in which case our business, financial condition and results of operation might be materially and adversely affected.

As we are in the process to exit the peer-to-peer lending industry , we believe that it is no longer applicable for us to submit our filing application, however, considering our historical practice as an online lending information intermediary, there is still a risk that regulatory authorities may interpret the regulations differently than we do. We are unable to predict with certainty the impact, if any, of future laws or regulations governing the marketplace lending industry will have on our business, financial condition and results of operations.

We have been and may continue to rectify our business to ensure full compliance with laws and regulations governing the marketplace lending industry.

We have rectified, and may need to continue to rectify, certain aspects of our business operations to ensure full compliance with laws and regulations governing the marketplace lending industry, as laws and regulations develop.

For instance, following an onsite inspection in May 2017 of our VIE Weidai Financial Information conducted by the Hangzhou branch of the Office of Leading Group on Special Rectification of Risks in the Internet Finance Sector, or the Hangzhou Rectification Office, and several other regulatory authorities, and an onsite inspection in November 2017 of Weidai Financial Information conducted by the financial service office of Zhejiang province, the Hangzhou Rectification Office issued two rectification notices in August 2017 and December 2017, respectively, to Weidai Financial Information. These rectification notices identified certain issues in Weidai Financial Information’s business operations which were deemed not to be in full compliance with applicable laws and regulations governing online lending information intermediaries, which include, among others, (i) offering loans with interest rates that exceed the statutory limit of 36%; (ii) holding investors’ funds; (iii) conducting offline marketing activities for its loan products; (iv) lack of anti-fraud mechanism; (v) lack of risk assessment and investor management; (vi) lack of periodic audits for key business segments, security evaluation and compliance issues; (vii) insufficient risk disclosure to investors; (viii) insufficient information disclosure; and (ix) conducting misleading advertisements.

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

In addition, led by the comprehensive marketplace transformation, we commenced the process to exit the peer-to-peer lending business in May 2020. From July 2020 and until December 2021, we closely cooperated with government authorities to promote a smooth exit of peer-to-peer investments. In July 2021, we, in cooperation with the relevant governmental authorities, repaid all outstanding net principal balances (the aggregate principal invested by a certain investor minus the aggregate amount that has been withdrawn by such investor) to investors on our platform. From December 2021 to date, we continue to consult government authorities to complete our exit of the peer-to-peer lending industry. Since we worked with local authorities in July 2020, we have been focusing on loan collection and have ceased to offer new loans.  We plan to explore new business opportunities, such as SaaS and cloud service offerings after we have completely exited the peer-to-peer lending industry. However, we cannot assure you how long it will take to complete the exit, and as our business operation is subject to further instruction from the government authority, our further business development and future business direction may not in the way as we expect.

As the PRC laws and regulations for online lending information intermediaries, including their interpretation and implementation, continue to evolve, further regulations regarding the marketplace lending industry may be implemented, which may require us to make further rectifications.

We experienced fluctuations in our revenue and have incurred operating losses in the past due to our tightened regulatory development, and we may not be able to achieve or sustain profitability in the future.

We experienced fluctuations in our revenues and net loss historically. Our net revenues decreased by 54.25% from RMB3,357.5 million in 2019 to RMB1,536.1million in 2020, and further decreased to RMB707.5 million in 2021. Our net income was RMB263.2 million in 2019. We incurred net loss of RMB714.3 million and RMB1,144.0 million in 2020 and 2021, respectively. Our deteriorated financial performance was primarily due to a downturn of China’s marketplace lending industry due to various regulatory and economic factors, as a result of which we have ceased to offer new loans since July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform. We plan to explore new business opportunities, such as SaaS and cloud service offerings after the exit. However, there is no assurance that we will be able to supplement our growth strategy and resume and develop our business operation as expected. Especially, entering into a new industry involves substantial risks, uncertainties and costs, we may not be able to compete and develop our new business as we expected or planed. As a result, we may not be able to achieve profitability again or at all.

In addition, starting in January 2020, the outbreak of COVID-19 has significantly impacted the Chinese economy. Although China has temporarily controlled the outbreak, there has been outbreak reoccurrence. For example, numerous confirmed cases of COVID-19 were identified in several cities and provinces in mainland China, such as Shanghai and Shenzhen. The government measures designed to control the spread of the virus have also resulted in a decline in economic activities in China. In particular, we have witnessed and expect to continue to witness the decrease in automobile purchases and the rise in unemployment rates, which could result in a rise in delinquency rates of our outstanding loans. The outbreak of COVID-19 is expected to continue to have a material adverse impact on our business, results of operations and financial condition beyond 2021.

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

The Interim Measures prohibit online lending information intermediaries from providing any security interest or guarantee to investors as to the return of loan principal or interest. We used to voluntarily purchase delinquent loans from online investors in order to timely compensate them for default losses; we provided guarantees for certain of our consumption loan products. Since 2019, we have ceased to provide financial guarantees to online investors for consumption loans pursuant to regulatory requirements. We have ceased to offer consumption loans involving smaller loan amounts and shorter tenures starting from the fourth quarter of 2017; we provide guarantees to a portion of institutional funding partners and corporate investors in case of borrower defaults (the loan volume of which totaled RMB3.0 billion and RMB298.2 million in 2019 and 2020, respectively, accounting for 4.9% and 75.5% of our total loan volume in the respective periods). We did not facilitate any new loans in 2021. We ceased to facilitate any new investment made by such corporate investors through our platform or provide guarantee to new corporate investors starting from the fourth quarter of 2017. For more information related to cancellation of investment programs, please see “Item 4. Information on the Company — B. Business Overview — Our Investors and Investment Products — Investment Products and Services Offered to Online Investors — Investment Programs.” These historical and current practices may be deemed as providing guarantees to investors as to the return of loan principal or interest, which is prohibited under the Interim Measures and Circular 57.

The operations of our online microcredit company are exposed to regulatory uncertainties.

We, through Fuzhou Weidai Online Microcredit Co., Ltd, or Fuzhou Online Microcredit, a subsidiary of our VIE incorporated in Fuzhou, Jiangxi Province, offered borrowers advances once their loan applications on our platform were approved and the loans were listed for investors to subscribe to. Borrowers typically took such advances and subsequently used loan proceeds received from investors to repay the advances. We cannot assure you that such historical practice will not be deemed by PRC authorities as “self-financing through our platform”, which is prohibited under the Interim Measures and the Inspection Notice.

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

Our cooperation with institutional funding partners (who funded 5.5% and 75.4% of our total loan volume in 2019 and 2020, respectively) has exposed us to, and may continue to expose us to, regulatory uncertainties faced by such institutional funding partners. We did not facilitate any new loans in 2021. We are obligated to compensate a portion of our institutional funding partners for delinquent principal and interest payments in the event of borrower defaults. We cannot assure you that the business operations of our institutional funding partners or our cooperation with these institutional funding partners are, or will continue to be in compliance with the relevant laws and regulations. For instance, Circular 141 requires that financial institutions cooperating with third parties to engage in lending businesses (i) not to outsource any core lending business (including credit assessment and risk control), (ii) not to accept any credit enhancement provided by third parties with no guarantee approval or license, whether or not in a disguised form (including commitment to absorbing default risks), and (iii) to ensure that no interests or fees are collected from borrowers by such third parties. Furthermore, Circular 141 prohibits online lending information intermediaries from facilitating financial institutions’ participation in online lending services. In July 2020, the CBIRC promulgated the Interim Measures for Administration of the Internet Loan by Commercial Banks, which further state that a commercial bank shall not accept credit enhancement services provided directly or in disguised manner by a cooperation institution without qualifications to operate guarantee business or qualifications to operate credit insurance or guarantee insurance business. Our cooperation with institutional funding partners may need to be modified, suspended or terminated, which may be time consuming and lead to insufficient funding supply on our platform and materially or adversely affect our business.

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

We used to offer X Investment Program to our online investors. The duration of our X Investment Program might be different from the tenures of the underlying individual loans, and we allowed online investors that participated in our X Investment Program to transfer the underlying individual loans that had tenures different from the duration of the program to other online investors on our platform at the end of such program. We have voluntarily ceased to offer new X Investment Program to our online investors and have cancelled all existing X Investment Program since February 2020. Our then existing X Investment Program investors directly funded the underlying loans they used to invest in through our X Investment Program. Due to the lack of detailed implementations to Circular 57 and the Inspection Notice, we cannot assure you that our historical practices will be deemed to be in full compliance with Circular 57, the Inspection Notice and the Checklist. If such practices is deemed to violate Circular 57, the Inspection Notice or other applicable PRC laws or regulations, we may be subject to fines or other penalties.

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

Since 2017, we have expanded our funding sources to include institutional funding partners. In 2019 and 2020, RMB3.4 billion and RMB298.0 million, or 5.5% and 75.4% of our total loan volume, was funded by institutional funding partners, respectively. We did not facilitate any new loans in 2021. These institutional funding partners agree to provide funding to borrowers referred by us who meet their predetermined criteria and pass their internal loan approval. While our borrowers’ loans are generally approved by the institutional funding partners if they fall within such institutional funding partners’ predetermined criteria, the institutional funding partner may decline to fund the loans, which is outside of our control. There is no assurance that our institutional funding partners will continue to provide reliable, sustainable and adequate funding to support borrowers’ financial needs. In addition, if PRC laws and regulations impose more restrictions regarding cooperation with institutional funding partners, these institutional funding partners may become more selective in choosing cooperation partners, which may drive up the funding costs and increase competition. Any of the above reasons may materially increase our funding costs, which may adversely affect our results of operations and profitability.

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

Our existing and new loan products could fail to attain sufficient market acceptance for many reasons, including:

●	borrowers may not find terms of our products, such as costs and credit limit of our loan products, competitive or appealing;
●	our failure to predict market demand accurately and offer products that meet borrowers’ demand in a timely fashion;
●	borrowers using our platform may not like, find useful or accept, any changes we make;

●	there may be negative publicity about our loan products or our platform’s performance or effectiveness; and
●	there may be competing products introduced by our competitors.

If our existing and new loan products do not achieve sufficient market acceptance, our competitive position, results of operations and financial condition may be harmed.

We may not be able to effectively operate our service centers, which could harm our business, results of operations and growth potential.

As of December 31, 2021, we operated 60 service centers across 29 of the 32 provinces, municipalities and autonomous regions in China. We cannot assure you that our managerial, financial, operational, technological and other resources will be adequate to effectively operate this nationwide service center network. For example, we may not be able to continue to attract and retain a sufficient number of qualified personnel at reasonable costs or to train these personnel to provide high-quality services in accordance with our operating and risk management procedures and protocols. Moreover, if we fail to adequately predict borrower demand or otherwise optimize our service center network, it could result in excess or insufficient service center capacity.

We operated nine service centers through service center operation partners as of December 31, 2021. If we are unable to effectively address risks associated with the partner-operated service center business model, our reputation and results of operations may be materially and adversely affected:

●	Our control over our service center operation partners is based on cooperation agreements, which may not be as effective as direct ownership. If our service center operation partners fail to maintain service standards we have set up, our revenues may be negatively affected. In addition, deterioration in business operations of our partner-operated service centers can result in, among other things, delayed or reduced payments to us.
●	Our service center operation partners are responsible for hiring and managing employees for the respective service centers. In the event of any unsatisfactory performance or illegal actions by these employees or any incidents or operational issues at our partner-operated service centers, we may suffer reputational or financial damage.
●	Our cooperation agreements with service center operation partners may be suspended or terminated for various reasons, including our service center operation partners’ serious violation of our operating protocols, or our service center operation partners’ failure to maintain requisite approvals, licenses or permits or to comply with other governmental regulations, which may negatively impact our brand image. We may not be able to find replacement service center operation partners in a timely manner or at all. Any resulting service disruption could materially and adversely affect our brand image, reputation and financial performance.

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

As of the date of this annual report, loans facilitated through our platform do not have annual interest rate exceeding 36%, however, certain loans facilitated through our platform had overall borrowing costs over 24% per annum. Furthermore, though we believe our current service fees and various other fees charged to borrowers are reasonable and in compliance with relevant requirements under the Opinions for Financial Judgment Work, if the method of calculation of the costs used by the PRC governmental authorities or the PRC courts is different from us and thus the overall borrowing costs of some of our loan products are deemed as exceeding 36% per annum, the parts of the borrowing costs exceeding 36% per annum may be ruled as invalid, and we may face, among others, regulatory warning, correction order, condemnation, fines and criminal liability and we may be required to reduce fees and annual interest rate we charge to our borrowers. Moreover, on July 23, 2019, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security and the Ministry of Justice jointly issued the Opinions on Several Issues in Handling Criminal Cases of Illegal Lending, which reiterated and emphasized the prohibition of collecting loans through intentional injury, illegal detention, insult, intimidation, threat, harassment and other illegal means. If such situations were to occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Furthermore, on August 20, 2020, China’s Supreme People’s Court, or the SPC, announced its decision to lower the cap for private lending rate in a revised judicial interpretation. Under the revised judicial interpretation, any total annual rates (inclusive of any default rate, default penalty and any other fee), if exceeding four times of China’s benchmark one-year loan prime rate, or the LPR, as published on the 20th of each month, will not be legally protected. Based on the LPR of 3.8% as published on December 20, 2021, such cap would be 15.2%. According to the reply of SPC on the application scope of the revised judicial interpretation, the revised judicial interpretation does not apply to microcredit company, financial guarantee company, financial leasing company, commercial factoring company and certain other local financial organizations which are under the supervision of local financial regulatory authorities. However, uncertainties still exist with respect to the interpretation and implementation of existing and future laws and regulations governing microcredit company. If any regulatory requirements apply us is tightened by any newly adopted, or by the application of any existing laws, regulations or rulings, our microcredit company or other local financial organizations under the supervision of the local financial regulatory authorities may need to alter our business model, which may have a material effect on our business, financial condition, results of operation and prospects.

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

In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by central banks and financial authorities in some of the world’s leading economies, including the European Union, the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and escalations in the tensions between the United States and China starting from 2018, which could have a material adverse impact on the Chinese economy. In addition, the United Kingdom held a referendum on June 23, 2016 on its membership in the European Union, in which a majority of voters in the United

Kingdom voted to exit the European Union (commonly referred to as “Brexit”). On January 31, 2020, the United Kingdom ceased to be a member of the European Union. The effects of Brexit remains uncertain. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. Furthermore, political instability in the Korean Peninsula, a slump in commodity prices, uncertainty over interest rates in the United States and the outbreak of novel coronavirus have also resulted in instability and volatility in the capital markets. More recently, the stock markets around the world have experienced extreme volatility, in reaction to the COVID-19 outbreak and governments’ responses thereto, including the recent rate reductions by the Federal Reserve. Furthermore, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the related sanctions against Russia have resulted in major economic shocks worldwide and substantial volatility across global financial markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

The COVID-19 has caused wide-ranging business disruptions and traffic declines in China, and with its growing spread globally, the virus’ adverse impact on business activities and travels globally. Although China has temporarily controlled the outbreak, there has been outbreak reoccurrence. For example, during the fourth quarter of 2020 and the third and fourth quarter of 2021, numerous confirmed cases of COVID-19 were identified in several cities and provinces in mainland China and Shanghai and Shenzhen were temporarily locked down recently. While vaccines for COVID-19 are being, and have been developed, there is no guarantee that any such vaccine will be effective, work as expected or be made available or will be accepted on a significant scale and in a timely manner. Furthermore, certain variants have proven to be more severe and more transmissible, especially the pandemic’s recent emergence of the Delta variant and Omicron variant, which appears to be the most transmissible variant to date and has resulted in an increase in cases globally. These or future variants of COVID-19 could also prove to be more resistant to vaccines. The impact of the Delta variant and Omicron variant cannot be predicted at this time, and could depend on numerous factors, including vaccination rates among the population, the effectiveness of COVID-19 vaccines against the Delta variant and Omicron variant, and the response by governments.  The potential downturn brought by and the duration of the COVID-19 is difficult to assess or predict and actual effects will depend on many factors beyond our control. The extent to which the COVID-19 impacts our results remains uncertain, and we are closely monitoring its impact on us. Our business, results of operations, financial conditions and prospects could be and have been adversely affected directly, as well as to the extent that the COVID-19 or any other epidemic harms the Chinese economy in general.

We do not prohibit our borrowers from incurring other debt or impose financial covenants on borrowers during the term of a loan, which will increase the risk of default.

Subsequent to a loan disbursement, a borrower may:

•become delinquent in payment obligations;

•default on a pre-existing debt obligation;

•commit to further indebtedness; and/or

•experience events bringing about adverse financial effects.

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

We rely on both our in-house collection team and third-party collection service providers to collect delinquent loans. We have ceased taking additional automobiles into custody as a way of collection since July 2021. Our existing collection methods, such as phone calls and in-person visits, may not be as effective in the future. As we provide guarantees to a portion of our institutional funding partners, corporate investors and online investors who opt for alternative repayment arrangement, failure to collect these loans may also have a material adverse effect on our business, financial condition and results of operations.

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

In addition, we place the automobiles we have previously taken into custody in parking lots or parking spaces we rent from third parties in close proximity to our service centers. We may not be able to properly store these automobiles before they are redeemed by borrowers or disposed of. For example, the automobiles we have taken into custody may be stolen, vandalized or suffer weather related damages. Even if the automobiles were stored properly, we cannot assure you that disposal value of the automobiles can fully cover the delinquent principal and interest. Furthermore, borrowers may dispute how we take into custody or dispose of the collaterals and our handling of proceeds from such disposal. If any of these were to occur, we may suffer losses and our brand image and relationship with borrowers may be harmed.

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

The reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include, but are not limited to, our ability to:

•maintain the quality and reliability of our platform;

•provide borrowers with a superior experience on our platform;

•enhance and improve our risk management system;

•effectively manage and resolve borrower and investor complaints;

•effectively protect personal information and privacy of borrowers and investors; and

•ability to timely and effectively cooperate with government’s inspection and rectification requirements.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. However, we were not subject to the requirement to provide attestation by our independent registered public accounting firm on effectiveness of internal control over financial reporting for the year ended December 31, 2021 as we qualified as an “emerging growth company,” as defined in the JOBS Act, as of December 31, 2021. Once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, unless we qualify for other exemptions.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2021 due to one material weakness in our internal control over financial reporting and other control deficiencies. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is the insufficient number of financial reporting personnel with appropriate level of knowledge and experience in application of U.S. GAAP and SEC rules and regulations commensurate with our reporting requirements. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remediate timely these deficiencies. For details about remediation, refer to “Item 15. Controls and Procedures” for more details. However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we will be unable to conclude that they have been remediated. Our failure to correct the material weakness and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

Our platform collects, stores and processes certain personal information and other sensitive data from our borrowers and investors. The massive data that we have processed and stored makes us and our server hosting service providers the targets of, and potentially vulnerable to, cyber-attacks, computer viruses, physical or electronic break-ins or other unauthorized access. While we have not experienced any material business or reputational harm as a result of such breach in the past, there can be no assurance that our security measures to protect borrowers and investors’ confidential information and funds will not be breached in the future. Because techniques used to sabotage or obtain unauthorized access into systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our or our server hosting service providers’ systems could cause confidential borrower and investor information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is subject to legislation and regulations in numerous domestic and international jurisdictions, inability to protect confidential information of our borrowers and investors could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business. The Administrative Measures for the Security of the International Network of Computer Information Network, issued in December 1997 and amended in January 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. The Cyber Security Law of the PRC, issued in June 2017, requires us to take immediate remedial measures when we discover that our products or services are subject to risks, such as security defects or bugs. Such remedial measures include, informing our borrowers and investors of the specific risks and reporting such risks to the relevant competent departments. Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. The Data Security Law of the People’s Republic of China, which took effect on September 1, 2021, requires that data collection must be conducted in a legitimate and proper manner, and in order to safeguard data, data processing activities must be conducted to comply with respective graded protection systems for cybersecurity. On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law (the “PIPL”), which has come into effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. On January 4, 2022, the Cyber Administration of China, together with 12 other departments, promulgated the Cybersecurity Review Measures, or the New CAC Measures, which will come into effect on February 15, 2022 and would repeal the previous version promulgated on April 13, 2020. According to the New CAC Measures, critical information infrastructure operators purchasing network products and services and online platform operators carrying out data processing activities that affect or may affect national security shall conduct a cybersecurity review. Network platform operators holding personal information of more than 1 million users seeking to be listed abroad must apply for a cybersecurity review as well. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security. The new cybersecurity regime in the legislative process may increase compliance standards on our business operation, and thus have a substantial impact on our business. There are substantial uncertainties as to whether and how the CAC’s further actions and the enacted version of the Cybersecurity Review Measures would impact U.S. listed companies like us. It is very likely that our data processing activities within China are regulated under the Cybersecurity Review Measures, which may subject us to cybersecurity review if the PRC governmental authorities deem such activities have affected or may affect national security. If, based on the enacted version of the Cybersecurity Review Measures and other relevant rules and regulations, we will be subject to increased scrutiny regarding data security and data protection, our business, operation, reputation and the price of our securities may be adversely affected.

In addition, the laws and regulations applicable to security and privacy are becoming increasingly important in China. Any unauthorized access, disclosure, misuse or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, any of which could adversely affect our results of operations, reputation and competitive position.

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

We, our directors, management and employees may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

We, our directors, management and employees have been, and may from time to time in the future, become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. For example, online investors may not be satisfied with our repayment arrangement as part of our transition process to exit the peer-to-peer lending industry, and may brought lawsuits against us. For more information related to cancellation of investment programs and alternative repayment arrangement, please see “Item 4. Information on the Company — B. Business Overview— Our Investors and Investment Products — Investment Products and Services Offered to Online Investors — Investment Programs.” Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in material adverse impact on us.

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

Risks Related to Our Corporate Structure

We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs with which we have maintained contractual arrangements.

We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs and their subsidiaries with which we have maintained contractual arrangements. Investors of our ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs and their subsidiaries in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the validity and enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Encouraged Industry Catalog for Foreign Investment (2019 version), which was promulgated by the NDRC and the MOFCOM and took effect on July 30, 2019, and the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, and other applicable laws and regulations. In addition, China’s commitment to the entry into WTO does not include internet data center business pursuant to the Protocol on the Accession of the PRC, effective on December 10, 2001.

We are a Cayman Islands company and Weidai Co., Ltd., our PRC subsidiary, is considered a foreign invested enterprise. Therefore, neither we nor our subsidiaries in the PRC are currently eligible to apply for the required licenses for providing such value-added telecommunication services in China. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Weidai Co., Ltd., Weidai Financial Information, and the shareholders of Weidai Financial Information. In addition, another series of contractual arrangements have been entered into among Weidai Co., Ltd., Hangzhou Yuntuo Group Co., Ltd., or Yuntuo, and the shareholders of Yuntuo. As a result of these contractual arrangements, we exert control over Weidai Financial Information and Yuntuo and consolidate their operating results in our financial statements under U.S. GAAP. Weidai Financial Information has been operating our business, including, among others, operations of our www.weidai.com.cn website since its incorporation. See “Item 4. Information on the Company — C. Organizational Structure —  Contractual Arrangements with Our Variable Interest Entities — Contractual Arrangements with Weidai Financial Information” for more details. Weidai Financial Information has obtained a value-added telecommunications service license for operations of internet content service from the Zhejiang Administration of Telecommunications in August 2016, which will remain valid until August 2021, and a value-added telecommunications service license for operation of domestic call center service from MIIT in August 2017, which will remain valid until August 2022. Investors of our ordinary shares and ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership of the VIEs.

We believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Zhejiang Hangtianxin Law Firm, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among Weidai Co., Ltd., Weidai Financial Information and its shareholders, and each of the contracts among Weidai Co., Ltd., Yuntuo and its shareholders are valid, binding and enforceable in accordance with their terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and the Telecommunications Regulations and the relevant regulatory measures concerning the telecommunications industry, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOC, the MIIT, or other authorities that regulate the telecommunications industry, would agree that our corporate structure or any of the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

If our corporate structure and contractual arrangements are deemed by the MIIT or the MOC or other regulators having competent authority as illegal, either in whole or in part, we may lose control of our VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business.

Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•revoking our business and operating licenses;

•levying fines on us;

•confiscating any of our income that they deem to be obtained through illegal operations;

•shutting down our services;

•discontinuing or restricting our operations in China;

•imposing conditions or requirements with which we may not be able to comply;

•requiring us to change our corporate structure and contractual arrangements;

•	restricting or prohibiting our use of the proceeds from our initial public offering to finance the business and operations of our VIEs; and
•	taking other regulatory or enforcement actions that could be harmful to our business.

It is uncertain whether any new PRC laws, regulations or rules relating to the VIE structure will be adopted or if adopted, what they would provide. In particular, on March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which became effective on January 1, 2020 and replace the existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested relating to the regulating of VIE structures, and thus whether VIEs are foreign invested enterprises remains unclear under the PRC Foreign Investment Law. Since the PRC Foreign Investment Law is newly published, there is still uncertainties in relation to its interpretation and implementation and it is still possibility that VIEs will be deemed as foreign invested enterprises and be subject to restrictions in the future. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, the business, financial condition, and results of operations of the VIEs and our company as a group. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary, Weidai Financial Information or Yuntuo, revoking the business licenses or operating licenses of our PRC subsidiary, Weidai Financial Information or Yuntuo, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our offerings to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of Weidai Financial Information and Yuntuo, and/or our failure to receive economic benefits from Weidai Financial Information and Yuntuo, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP. In addition, our Shares and ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct a significant part of our operations.

We rely on contractual arrangements with our VIEs and their respective shareholders for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

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

If we had direct ownership of Weidai Financial Information and Yuntuo, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Weidai Financial Information and Yuntuo, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by Weidai Financial Information, Yuntuo and their respective shareholders of their obligations under these contracts. The shareholders of Weidai Financial Information or Yuntuo may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Weidai Financial Information and Yuntuo. Although we have the right to replace any shareholder of Weidai Financial Information or Yuntuo under the contractual arrangements, if any shareholder is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “— Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with Weidai Financial Information and Yuntuo may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures, although these disputes do not include claims arising under the United States federal securities laws and thus do not prevent you from pursuing claims under the United States federal securities laws. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over Weidai Financial Information or Yuntuo and our ability to conduct our business may be negatively affected. See “— Risks Related to Doing Business in China  —  Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

The respective shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

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

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the price of our ADSs.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that (i) the contractual arrangements between Weidai Co., Ltd., our wholly owned subsidiary in China, Weidai Financial Information, our VIE in China, and the shareholders of Weidai Financial Information, or (ii) the contractual arrangements between Weidai Co., Ltd., our wholly owned subsidiary in China, Yuntuo, our VIE in China, and the shareholders of Yuntuo were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Weidai Co., Ltd.’s and the VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Weidai Financial Information or Yuntuo for PRC tax purposes, which could in turn increase their tax liabilities without reducing Weidai Co., Ltd.’s tax expenses. In addition, if Weidai Co., Ltd. requests the respective shareholders of Weidai Financial Information and Yuntuo to transfer their equity interests in Weidai Financial Information or Yuntuo at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Weidai Co., Ltd. to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Weidai Financial Information and Yuntuo for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of the VIEs increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding.

Our VIEs, Weidai Financial Information and Yuntuo, hold certain assets that are material to the operation of our business, including domain names and an ICP license. Under the contractual arrangements, Weidai Financial Information and Yuntuo may not and their respective shareholders may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of Weidai Financial Information or Yuntuo breach these contractual arrangements and voluntarily liquidate Weidai Financial Information or Yuntuo, or if Weidai Financial Information or Yuntuo declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Weidai Financial Information or Yuntuo undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. The PRC government also exercises significant control over China’s economic growth through its allocation of resources, control of payment of foreign currency-denominated obligations, monetary policy, and preferential treatment for particular industries or companies. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer ADSs and Shares to our investors, and could cause the value of our ADSs and Shares to significantly decline or become worthless.

The economies of emerging markets are typically more vulnerable to market downturns and economic slowdowns elsewhere in the world. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China. In July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through arrangements called VIEs.  Since 2012, the Chinese economy has slowed down. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

Most of our operations are conducted in the PRC through our PRC subsidiaries and VIEs, and are governed by PRC laws, rules and regulations. The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

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

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Additionally, the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws may have an adverse effect on our operations. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities In Accordance With The Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and to strengthen the supervision over overseas listings of Chinese companies. Measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents, such as data security and privacy protection, of China-based overseas listed companies. As there are uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital raising activities and we may be subject to more stringent requirements with respect to data privacy, cross-border investigations and legal claim enforcements. Uncertainties in the effect of future regulatory developments in China could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

PRC laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China for the past decades. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

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

The approval of, filing with, or consent from, the CSRC, CAC or other PRC government authorities may be required in connection with our future offshore listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC or other PRC government authorities. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines, rectification, suspension of operations, revocation of qualification or business license and other penalties, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of offshore listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based offshore-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments), collectively, the Draft Offshore Listing Regulations, which regulate offshore securities offering and listing activities by domestic companies in direct or indirect form. The Draft Offshore Listing Regulations, if adopted in their current form, will comprehensively improve and reform the existing regulatory regime for offshore offering and listing of PRC domestic companies’ securities. Pursuant to such regulations, domestic enterprises which issue securities or list offshore will be required to complete filing procedures with and report to the CSRC. The CSRC requires the domestic enterprises to submit regulatory opinions, filing or approval documents or security assessment opinions issued by relevant authorities, as applicable, in this required filing. Certain offshore offerings and listings are explicitly forbidden, including those that are prohibited by specific laws and regulations, constitute threat to or endanger national security, involve material ownership disputes on shareholding, main assets, core technology or other aspects as well as those issuers whose PRC companies, controlling shareholder or actual controller are involved in certain criminal offence, material non-compliance or investigation, or directors, supervisors and senior management are involved in certain criminal offence, administrative penalties or investigation. As of the date of this annual report, the Draft Offshore Listing Regulations were released for public comments and the final version and effective date of such regulations are subject to change with substantial uncertainty. Pursuant to the Draft Offshore Listing Regulations, failure to complete the filing procedures with the CSRC may result in fines, suspension of operation, cancellation of business license or relevant qualifications and other penalties. As such, we cannot assure you that additional requirements relating to approval, filing, or consent from the CSRC or other regulatory authorities or other procedures will not be imposed on us, in connection with our further offerings of securities. Nor can we assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.

On November 14, 2021, the CAC published the Draft Administration Regulations on Cyber Data Security, which reiterates that a cybersecurity review will be imposed on the data processor who process personal information of one million or more users and apply for foreign listing. The cybersecurity review requirements would not apply to data processors who intend to list in Hong Kong unless the listing has or may have an impact on national security. As advised by our PRC legal counsel, the Draft Administration Regulations on Cyber Data Security were released for public comment only, and their provisions and anticipated adoption or effective date may be subject to change and thus their interpretation and implementation remain substantially uncertain. On December 28, 2021, the CAC, jointly with other 12 governmental authorities, promulgated the revised Measures for Cybersecurity Review, which among others, stipulate that an online platform operator with personal information of over one million users that intends to apply for foreign listing must be subject to the cybersecurity review. We cannot predict the impact of the Measures for Cybersecurity Review and the Draft Administration Regulations on Cyber Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. In addition, if we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted offshore and/or foreign investment in companies having operations in China, such as us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. If it is determined in the future that approval from the CSRC, CAC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities for failure to seek approval for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Shares and ADSs. The CSRC, CAC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, CAC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the Shares and ADSs. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC government authorities.

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

In addition, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Guideline on Anti-monopoly of Platform Economy Sector, or the Guideline, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Guideline intends to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms, i.e. unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. As of the date of this annual report, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly. However, as the Guideline is newly enacted, there remains uncertainties as to how the Guideline will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Guideline and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

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

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We used to act as intermediaries for borrowers and online investors. In addition, we did not directly receive any funds from online investors in our own accounts as funds from online investors were deposited into and settled by a third-party custody account managed by Xinwang Bank. In addition, we commenced the process to exit the peer-to-peer lending business in May 2020. From July 2020 and until December 2021, we closely cooperated with government authorities to promote a smooth exit of peer-to-peer investments. As of the date of this annual report, we continue to consult government authorities to complete our exit of peer to peer lending industry. If we are not able to exit the peer-to-peer lending industry in time or in the manner ordered by relevant government. We may be deemed as illegal fundraising. To date, our platform has not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising. Nevertheless, considerable uncertainties exist with respect to the PBOC, the SAIC and other governmental authorities’ interpretations of the fundraising-related laws and regulations. Therefore, we cannot guarantee you that we will not be deemed to violate illegal fundraising laws and regulations in the future.

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

The opinions recently issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council may subject us to additional compliance requirement in the future.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions were recently issued, official guidance to act upon, and interpretation of the Opinions, remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiary to adjust its taxable income under the contractual arrangements it currently has in place with Weidai Financial Information and its shareholders, and Yuntuo and its shareholders in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “— Risks Related to Our Corporate Structure — Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the price of our ADSs.”

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

Any funds we transfer to our PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiary is required to be registered with SAFE, or its local branches, and (b) our PRC subsidiary may not procure loans which exceed the statutory limitation. Any medium or long term loan to be provided by us to a VIE of our company must be recorded and registered by the National Development and Reform Committee and the SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiary. If we fail to complete such recording or registration, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. It is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. We cannot assure you that RMB will not appreciate or depreciate significantly in value against U.S. dollar in the future. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory authorities in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, have established complex procedures and requirements that restrict merger and acquisition activities by foreign investors. For example, an overseas company established or controlled by PRC enterprises or residents needs to obtain approval from MOFCOM before it acquires an affiliated domestic company. Moreover, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines on Platform Economy, which specifically requests operators to report to the anti-monopoly law enforcement authority prior to undertaking any concentration in the field of platform economics. In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to strictly comply with relevant laws and regulations and be subject to public supervision. In addition, many internet companies are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If any of these companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, we are unable to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. On August 17, 2021, the SAMR published the Provisions on Banning Unfair Competition Acts on the Internet (Revised Draft for Comments), which emphasizes that operators should not use data, algorithms or other technical information or means to influence users' choices, hijack traffic or disrupt the operations of website products and services provided by other operators. As this regulation was recently promulgated and has not yet taken effect, we are currently unable to estimate its specific impact on our business, results of operations and prospects. Any failure or perceived failure by us to comply such regulations and authorities’ requirements may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The security review rules issued by MOFCOM, which became effective in September 2011, specify that certain mergers and acquisitions by foreign investors, for example those that raise “national defense and security” concerns or through which foreign investors may acquire de facto control over domestic enterprises and therefore raise “national security” concerns, are subject to its review. Furthermore, the Measures for the Security Review of Foreign Investment, or the Measures, which was jointly released by the NDRC and the Ministry of Commerce and became effective on January 18, 2021, clarify the authority and procedures for the national security review. According the Measures, foreign investors or their related parties in China, who engage in any foreign investment with national security concerns, shall make applications to the relevant office in advance for national security review. Those rules prohibit any activities attempting to bypass security review, for example by structuring a transaction through a proxy or contractual control arrangements. We may grow our business by acquiring other financial technology service providers. Complying with the requirements of the regulations described above and other relevant rules to complete these transactions could be time-consuming, and any required approval or filing processes, including obtaining approval from or filing with MOFCOM or its local counterparts and obtaining approval from or reporting to the anti-monopoly law enforcement authority, may delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by MOFCOM. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the relevant PRC regulators may promulgate new rules or explanations requiring that we obtain approval of MOFCOM for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain MOFCOM approval for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such MOFCOM approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

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

If the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. A trading prohibition for our ADSs, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors deprives our investors of the benefits of such inspections.

The HFCA Act was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years

(beginning with those we are to file in 2022), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the NYSE, or in the over-the-counter trading market in the U.S. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by a non-U.S. government, or the Relevant Jurisdiction. The first such list was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release, including all registered public accounting firms headquartered in China and Hong Kong. The SEC will review annual reports filed with it in 2022 to determine if the auditor used for such reports was so identified by the PCAOB, and such issuers will be designated as “Commission Identified Issuers” on a list to be published by the SEC.  If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above. Our current independent registered public accounting firm, Marcum Bernstein & Pinchuk LLP, is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis. Marcum Bernstein & Pinchuk LLP is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to the PCAOB December 2021 Release. However, given that all PCAOB-registered firms in China were included on that list, our ability to retain an auditor subject to PCAOB inspection and investigation may depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Therefore, the audit working papers of our financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. Our ADSs could still be delisted and prohibited from being traded over-the-counter under the HFCA Act in the future subject to the PCAOB’s determination that it is unable to fully inspect or investigate our auditor which has a presence in China.

Unless we are able to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, we would expect that a trading prohibition for our ADSs could be issued shortly after the filing of our annual report on Form 20-F for 2023, which would be due on April 30, 2024. Given that all PCAOB-registered firms in China were included on the list in the PCAOB December 2021 Release, our ability to retain an auditor subject to PCAOB inspection and investigation will depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. The PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, in the PCAOB December 2021 Release, the PCAOB identified problems in implementing these agreements and a lack of cooperation.  Accordingly,  we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.

In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years. In February, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the same amendments as the bill passed by the Senate. However, the America Competes Act includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate needs to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed. If this bill amending the HFCA Act is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of our annual report on Form 20-F for 2022, which will be due on May 1, 2023.

If our ADSs are subject to a trading prohibition under the HFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price.  If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so.

The HFCA Act also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements will apply beginning with annual reports on Form 20-F to be filed in 2023 for Commission Identified Issuers named in the prior year.  If our auditor is later determined that it is unable to be fully inspected or investigated by the PCAOB, we expect to have to comply with these disclosure requirements in our annual report on Form 20-F for 2022 to be filed in 2023.  The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter.

In addition to the issues under the HFCA discussed above, the PCAOB’s inability to conduct inspections in China and Hong Kong prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs and ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On October 20, 2020, we received a letter from the NYSE notifying us that the trading prices of our ADSs had fallen below the NYSE’s price criteria for continued listing standard of a minimum average closing price of $1.00 over a consecutive 30 trading-day period. On November 2, 2020, we received a confirmation from the NYSE that we had regained compliance with continued listing standards after the average closing price for our ADSs for the consecutive 30-trading-day period ended October 30, 2020 exceeded $1.00.

On August 31, 2021, we received another letter from the NYSE notifying us that the trading prices of our ADSs had fallen below the NYSE’s price criteria for continued listing standard of a minimum average closing price of US$1.00 over a consecutive 30 trading-day period. On February 28, 2022, we received a confirmation from the NYSE that we had regained compliance with continued listing standards after the average closing price for our ADSs for the consecutive 30-trading-day period ended February 28, 2022 exceeded $1.00.

However, there can be no assurance that we will be successful in maintaining compliance and our ADSs will remain listed on the NYSE. The delisting of our ADSs by NYSE would have material negative impacts on the liquidity of our securities and our ability to raise future capital.

The market price for our ADSs may be volatile.

The trading prices of our ADSs ranged from US$3.50 to US$13.75 in 2021 after reflecting the ADS ratio change. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. On October 20, 2020, trading of our ADSs were temporarily suspended due to extraordinary volatility in the trading prices of our ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Hong Yao beneficially owns 83.2% of the aggregate voting power of our company as of March 31, 2022. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Hong Yao has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control limits your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2022, we had 35,390,055 Class A ordinary shares and 35,071,400 Class B ordinary shares outstanding. Among these Class A ordinary shares, 31,193,075 Class A ordinary shares are represented by ADS. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act.

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

We adopted a share incentive plan in August 2018, under which we have the discretion to grant a range of equity-based awards to eligible participants. As of March 31, 2022, there are 896,031 outstanding share incentive awards under the 2018 Plan. See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.” We have registered all ordinary shares that we may issue under this share incentive plan. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and the lock- up agreements described in the “Underwriting” section of the registration statement for our initial public offering. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by investors who purchase ADSs in our initial public offering.

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

We believe that it is likely that we would be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2021 and that there is a significant risk that we will be classified as a PFIC in the current and future taxable years, which could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

As a result of changes in the nature and mix of our assets, and the value of our assets as implied by the price of our ADSs, we believe that it is likely that we would be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for our taxable year ending December 31, 2021, and that there is a significant risk that we will be a PFIC for the current and future taxable years. Moreover, recently proposed U.S. Treasury regulations would, if finalized in their current form, substantially increase the likelihood that we will be classified as a PFIC in the future. Changes to our business plan also could significantly affect the likelihood that we may be or become a PFIC. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We have been and may continue to rectify our business to ensure full compliance with laws and regulations governing the marketplace lending industry.”

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

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

In April 2018, Weidai Co., Ltd. entered into a series of contractual arrangements with Weidai Financial Information and its shareholders, including the share pledge agreements, exclusive business cooperation agreement, exclusive call option agreement and shareholders’ power of attorney. Our contractual arrangements with Weidai Financial Information and its shareholders allow us to exercise effective control over Weidai Financial Information and receive substantially all of its economic benefits, and provide us an exclusive option to purchase all or part of its equity interests when and to the extent permitted by PRC law. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Weidai Financial Information” for more details. As a result of our direct ownership in Weidai Co., Ltd. and the contractual arrangements with Weidai Financial Information and its shareholders, we treat Weidai Financial Information as our VIE and consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP.

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

In January 2019, Weidai Co., Ltd. entered into a series of contractual arrangements with Yuntuo and its shareholders, including the share pledge agreements, exclusive business cooperation agreement, exclusive call option agreement and shareholders’ power of attorney. Our contractual arrangements with Yuntuo and its shareholders allow us to exercise effective control over Yuntuo and receive substantially all of its economic benefits, and provide us an exclusive option to purchase all or part of its equity interests when and to the extent permitted by PRC law. See “Item 4. Information on the Company — C. Organizational Structure—  Contractual Arrangements with Our Variable Interest Entities — Contractual Arrangements with Yuntuo” for more details. As a result of our direct ownership in Weidai Co., Ltd. and the contractual arrangements with Yuntuo and its shareholders, we treat Yuntuo as our VIE and consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP.

Our principal executive offices are located at No. 668, Jianshe 3rd Road, Xiaoshan District, Hangzhou, Zhejiang Province, People’s Republic of China. Our telephone number at this address is +86-571-5697-9013. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.weidai.com.cn. The information contained on our website is not a part of this annual report.

SEC maintains an internet site (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC.

B.Business Overview

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

We were the first in China to introduce auto-backed financing product in the form of title loan with “collateral registration + GPS system” features in 2011, which has replaced the traditional model of lenders keeping automobiles in custody and has since become the industry standard. Our auto-backed loans generally have principal amounts between RMB30,000 and RMB200,000, tenures from one to 36 months and APRs from 20% to 24%.

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

Led by the comprehensive marketplace transformation, we were ordered to exit the peer-to-peer lending industry in July 2020. Since then until December 2021, we closely cooperated with government authorities to promote a smooth exit of peer-to-peer investments. In July 2021, we, in coordination with the relevant governmental authorities, repaid all outstanding net principal balances (the aggregate principal invested by a certain investor minus the aggregate amount that has been withdrawn by such investor) to investors on our platform. As of the date of this annual report, we continue to closely cooperate with government authorities to complete our exit of peer to peer lending industry. We plan to explore new business opportunities, such as SaaS and cloud service offerings after the exit.

We ceased to offer new loans in July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform. We generate revenues primarily from service fees charged to borrowers for our facilitation and management of loans. Our net revenues were RMB3,357.5 million, RMB1,536.1 million and RMB707.5 million (US$111.0 million) in 2019, 2020 and 2021, respectively. Our net income was RMB263.2 million in 2019. Our net loss was RMB714.3 million and RMB1,144.0 million (US$179.5 million) in 2020 and 2021, respectively. Our adjusted net income, net of taxes, was RMB316.2 million in 2019. Our adjusted net loss, net of taxes, was RMB709.4 million and RMB1,133.8 million (US$177.9 million) in 2020 and 2021, respectively.

Our Value Proposition to Borrowers

•Accessible: make credit available for China’s small and micro enterprise owners who have limited or no access to traditional financing channels; we provide 24/7 accessibility through mobile app, website and call center

•Timely: fast, highly-automated process; loans are typically approved within 30 minutes and funded within the same day, including weekends

•Affordable: significantly higher credit limit at a reasonable cost compared with alternative lending channels

•Flexible: various duration and repayment options to choose from

•Superior experience: seamlessly integrated online + offline and one-stop experience supported by 60 service centers across approximately 57 cities and centralized online operations as of December 31, 2021.

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

Loan Products and Services Offered to Borrowers

We provide borrowers convenient and quick access to credit with a number of loan products based on their specific financing needs and risk profiles. The following table sets forth a breakdown of loan volume facilitated and originated through our platform by type of products for the periods indicated:

	For the year ended December 31,
	2019		2020(3)		2021(3)
		% of total					% of
		loan		% of total			total
	RMB’000	volume	RMB’000	loan volume	RMB’000	USD’000	loan
Auto-backed loans	41,333,872	67.6	335,338	84.8	—	—	—
Other secured loans(1)	6,163,363	10.1	2,330	0.6	—	—	—
Unsecured loans(2)	13,604,445	22.3	57,473	14.6	—	—	—
Total loan volume	61,101,680	100.0	395,141	100.0	—	—	—

(1)Primarily including home equity loans and construction machinery loans.

(2)Primarily including professional credit loans and consumption loans.

(3)We ceased to offer new loans in July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform.

Borrowers repay principal and interest to investors, and pay service fees to us. The rate of return to investors is generally determined based on the type and tenure of the loan and market conditions.

•Principal and interest. Loans with tenures ranging from one to six months are generally repaid with monthly payments of interest over the life of the loan, followed by a repayment of principal at maturity. Loans longer than six months are generally repaid in fixed monthly installments (consisting of both principal and interest) over the life of the loan; and

•Service fees. Borrowers pay us service fees for our platform’s facilitation and management of their loans generally on a monthly basis.

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

We generally facilitate auto-backed loans with principal amounts between RMB30,000 and RMB200,000 and tenures ranging from one to 36 months. In 2019 and 2020, the total volume of auto-backed loans facilitated and originated through our platform totaled RMB41.3 billion and, RMB335.3 million, respectively, representing 67.6% and 84.8% of the total loan volume facilitated and originated through our platform for the same periods, respectively. In 2019 and 2020, the average amount of auto-backed loans facilitated and originated through our platform was RMB59,615 and RMB59,818, respectively. In 2019 and 2020, the APR for our auto-backed loans typically ranged from 17% to 36%. We did not facilitate any new loans in 2021.

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

Other Loans

We offer a number of other loans to meet the varied financial needs of our borrowers. In 2019 and 2020, the volume of other loans facilitated and originated through our platform totaled RMB19.8 billion and RMB59.8 million, respectively, representing 32.4% and 15.2%  of the total loan volume facilitated through our platform for the same periods, respectively. We did not facilitate any new loans in 2021.

•Professional credit loans. Professional credit loans are unsecured loans offered to professionals in selected industries with good credit and mid- to high- income. We require these borrowers to demonstrate, among others, job stability and a continuous record of pension fund contributions. These loans generally have principal amounts between RMB50,000 and RMB200,000 and a tenure up to 24 months. In 2019 and 2020, the APR for our professional credit loans typically ranged from 12% to 24%.

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

Our Service Centers

As of December 31, 2021, we had 60 service centers across 29 of 32 provinces, municipalities and autonomous regions in China, including 51 directly-operated service centers and nine partner-operated service centers.

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

The following map illustrates the locations of our service centers across China as of December 31, 2021:

Each service center is staffed with a dedicated team of customer service and risk management personnel (including those responsible for pre-loan risk management, automobile appraisal and post-loan risk management), and provides comprehensive services over the life of the loans to borrowers, including:

•Borrower engagement. Our service centers provide prospective borrowers with convenient access to loan products and services available on our platform across China. A prospective borrower can easily locate a nearby service center to complete the entire application process. A prospective borrower who completed initial consultation online will be invited by our customer service representatives to a nearby service center to complete the remaining application process.

•Pre-loan services. Our service centers provide comprehensive pre-loan services that are designed to deliver a fast loan application process and a superior user experience, ranging from information collection, automobile appraisal and inspection, face-to-face interview and application material authentication and installation of GPS tracking devices to collateral registration. If we suspect that a loan application may involve fraud, the relevant service center’s risk management personnel will initiate further due diligence and verification. See “— Technology and Risk Management — Risk Management — Fraud Detection” for more details.

•Post-loan services. Our service centers are also responsible for monitoring borrowers’ loan repayment status to prevent delinquency. Our service centers’ risk management personnel send payment reminders to borrowers prior to every payment due date, including text messages and phone calls. If abnormal activities are detected by our GPS tracking system, the relevant service centers’ risk management personnel will follow up with the borrower according to our risk management procedures and protocols. In the event of overdue payments, our service centers work closely with our provincial branch offices to collect payment following our standardized collection guidelines and protocols. See “— Technology and Risk Management  — Risk Management  — Post-Loan Management and Collection of Delinquent Loans” for more details.

We commenced building our service center network under the partner-operated service center business model in 2011. As our operational capabilities develop, we have since 2014 focused on opening directly-operated service centers and stopped engaging new service center operation partners. As of December 31, 2021, nine out of 60 service centers were partner-operated service centers, which were located in Jiangxi province, Jiangsu province and Shanghai. Our service center operation partners are responsible for the daily operations of the partner-operated service centers, including hiring their own employees, under our supervision. We collaborate with our service center operation partners for the operation of partner-operated service centers under a revenue sharing model. Pursuant to our one-year cooperation agreements with our service center operation partners, we record 100% of each partner-operated service center’s loan facilitation service fee and post facilitation service fee as revenue, and subsequently pay the service center operation partners an agreed percentage of 60% of such amounts as the partner-operated service center’s operating costs and expenses. These operating costs and expenses include costs and expenses paid to service center operation partners controlled by related parties. See “Item. 7 – Major Shareholders and Related Party Transactions — Related Party Transactions” for more details. If loans facilitated by the partner-operated service centers become delinquent and are subsequently purchased by us, the relevant service center operation partners are obligated to compensate us in the amount equal to 70% of the purchase price of the delinquent loans.

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

Our Technology

Since our inception, we have focused on accumulating massive data assets from various data sources and developing our data analytics capabilities, which we believe forms a solid foundation for the efficient operation of our credit assessment, anti-fraud, automobile appraisal and other risk management systems. As of December 31, 2021, we had a dedicated team of 66 technology personnel.

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

Automobile Appraisal

We have adopted detailed automobile appraisal procedures to appraise the value of the prospective borrowers’ automobiles. Our automobile appraisal process involves:

•our proprietary automobile appraisal system, which is supported by the massive amount of automobile transaction data from our proprietary and third- party databases and powered by various machine learning algorithms and intelligent information processing and analysis technology;

•third-party automobile appraisal systems; and

•our service centers’ automobile appraisers, all of whom have completed our internal training programs and qualified third-party automobile appraisers, including licensed automobile appraisers and automobile appraisers with extensive industry experience who we engage on an as needed basis, all of whom have passed our internal risk management tests.

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

We have adopted a multifaceted fraud detection approach which is embedded in our loan application process:

•once we receive the loan applicant’s name, PRC ID card number and mobile phone number, our system conducts fraud screening and rejects applicants that are blacklisted by our platform or, according to data from public sources, are associated with fraud cases;

•upon receipt of additional information from the loan applicant and obtaining his authorization, we aggregate a wide array of data related to the loan applicant from various data sources including phone call records from telecom operators and credit reports from third-party credit scoring service providers. Our system analyzes such data using machine learning techniques to uncover abnormal patterns and potential fraudulent behavior (such as suspicious social connections), and reject applicants who have high risk of fraud; and

•if a fraud alert is triggered indicating that there are signs of fraud, but available information is insufficient for our system to reach a conclusion, we will conduct further due diligence and verification, which involves, among others, running searches in our anti-fraud database, inquiring the applicant about any inconsistencies in his loan application, calling the applicant’s references to verify information and visiting his home or work place. Depending on the results of such further due diligence and verification, we may reject the loan application or approve a lower loan amount.

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

We have developed a standardized process to collect delinquent loans. Once a payment is past due, our service centers’ risk management personnel actively follow up with the borrower with phone calls during the first three days of delinquency. Upon being four days delinquent, a loan enters into our collection process, and the relevant provincial branch office’s risk management personnel will follow-up with the borrower in accordance with our standardized procedures and protocols, sometimes in collaboration with third-party collection service providers. Our post-loan risk management personnel are required to undertake, among others, (i) to strictly adhere to our standardized procedures and protocols to collect delinquent loans, (ii) to speak in a well-mannered tone and act civil and polite toward the borrowers and avoid any conversations or interactions that may lead to heated arguments, (iii) to contact the borrowers at reasonable hours, and refrain from making constant collection calls or visits that may be seen as harassment, (iv) in the event of conflicts with borrowers, to take the initiative to contact the police, and (v) not to engage in any practice or take any action during loan collection in violation of any applicable laws or regulations.

In a majority of cases, we are able to collect overdue payments by following up with borrowers by phone. Under certain circumstances, we also collect overdue payments through legal proceedings and court judgment and enforcement. We used to take automobiles into custody on a case by case basis after default. We ceased taking additional automobiles into custody as a way of collection since July 2021. Our risk management personnel followed standardized procedures and protocols for taking automobiles into custody, and contacted the borrower by phone, text-messages, emails or in- person visits and obtained his written consent before taking any automobile into custody (in addition to the explicit authorization the borrower had provided us in the loan agreement). Any amount recovered will be applied first to repay the defaulted principal, followed by payment to investor as to the defaulted interest and late payment penalties before ultimately our collection expenses.

In August 2018, regulatory authorities issued the Notice on Submitting Information of Borrowers Evading Overdue Loans on P2P Platform to focus on monitoring overdue loans. We have provided a list of borrowers with overdue loans on our platform to relevant regulatory authorities pursuant to such notice. In August 2018, we and a number of other marketplace lending platforms formed a strategic alliance with China Justice Big Data Research Institute （中国司法大数据研究院）China’s judicial database designated by the Supreme People’s Court, with an aim to supervise and discipline borrower defaults.

Our Investors and Investment Products

We primarily cooperate with institutional funding partners for funding of loans on our platform. Prior to February 2020, we also offered a variety of investment products to online investors.

Our Online Investors

We cancelled all existing investment programs in February 2020 and have voluntarily ceased to offer new investment programs to our online investors since February 2020. We have informed all online investors on our platforms of these changes in our business. In July 2021, we, in coordination with the relevant governmental authorities, repaid all outstanding net principal balances (the aggregate principal invested by a certain investor minus the aggregate amount that has been withdrawn by such investor) to investors on our platform.

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

•Self-Discretionary Investing Tool

Our self-discretionary investing tool provided online investors with various filters that helped them browse and directly subscribed to individual loans listed on our platform based on, among others, their tenure, principal amounts and interest rates.

•Automated Investing Tool

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

We cancelled all existing investment programs in February 2020 and have voluntarily ceased to offer new investment programs to our online investors since February 2020. We have informed all online investors on our platforms of these changes in our business

Institutional Funding Partners

Beginning in 2017, we expanded our funding sources to include those provided by institutional funding partners. We have entered into cooperation agreements with a number of institutional funding partners, all of whom were licensed financial institutions, including commercial banks such as Minsheng financial leasing company and Xinwang Bank. We refer qualified borrowers meeting our institutional funding partners’ predetermined investment criteria to our institutional funding partners. Our institutional funding partners, after completing their internal risk management and loan approval procedures, will fund borrowers’ loans. In 2019 and 2020, RMB3.4 billion and RMB298.0 million, or 5.5% and 75.4% of our total loan volume, was funded by institutional funding partners, respectively. We did not facilitate any new loans in 2021. We plan to use institutional funding partners as our primary funding source and will also facilitate loans through our microcredit company.

Online Microcredit Company

We, through a subsidiary of one of our VIEs, Fuzhou Online Microcredit, offered borrowers advances to meet their imminent financing needs before their loans were subscribed by investors. As of December 31, 2018, all the outstanding balance of advances extended to borrowers by Fuzhou Online Microcredit had been settled.

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

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws and confidentiality agreements and provisions to protect our intellectual property rights. We have registered more than thirty software copyrights in China. We have 19 registered domain names, including www.weidai.com.cn, five of which have each obtained a ICP license. As of December 31, 2021, we had registered more than thirty trademarks, including “weidai,” “   ”, “  “ and “  ”. Hangzhou Ruituo transferred the ownership of trademark “  ” to us in January 2019. We have also obtained the exclusive right to use trademark “  ” from our affiliate Hangzhou Ruituo so long as it is valid. We are also applying for an invention patent for our proprietary GPS tracking system.

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

In December 2018, the Head Office for Special Rectification of Peer-to-Peer Online Lending and the Head Office for Special Rectification of Online Finance Risk jointly issued Circular 175, which provides that online lending information intermediaries shall be classified into the following two categories according to their risk profiles: (1) institutions with exposed risks, and (2) institutions without exposed risks, which further classified the online lending information intermediaries into the following six categories: (i) marketplaces on which investors are not fully repaid, or are otherwise unable to operate their businesses and under investigation of the public security department, (ii) marketplaces that are unable to operate their businesses but are not yet under investigation of the public security department, (iii) shell companies with no loan balance or loan origination for more than three months, and marketplaces that no longer facilitate loan applications and investments, or are otherwise not in operation, (iv) small-scale marketplaces, (v) marketplaces with high risks, including among others, marketplaces that engage in self-financing or facilitate fraudulent loans, marketplaces with suspicious fund flows, marketplaces whose proportion of overdue loan volume exceed 10% of the overall loan volume of the platform, marketplaces with extensive negative publicities and complaints, and marketplaces that refuse to or are reluctant to rectify non-compliant operations, and (vi) Normal Marketplaces. Pursuant to Circular 175, rectification of online lending institution shall be limited to institutions which have entered into to the Data Submission System of Online Security Centre, and any institutions out of this scope shall be treated as illegal fund raising. We have entered into the Data Submission System of Online Security Centre. According to Circular 175, for the institutions in the Data Submission System of Online Security Centre, only Normal Marketplaces are allowed to continue to operate in the marketplace lending industry. However, due to the un-clarification of Circular 175, there is a risk that applicable regulatory authorities interpret the regulations differently than we do. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Business and Our Industry — If we cannot be classified as normal marketplace in accordance with Circular 175, we will be ordered to exit the marketplace lending industry, which will materially and adversely affect our operational and financial results.”

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

On December 8, 2017, the Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Information Intermediaries, or Circular 57, which provides further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries, including, among other things:

•Requirements relating to risk reserve funds. The online lending information intermediaries shall cease obtaining risk reserve funds or setting up new risk reserve funds. In addition, the outstanding balance of risk reserve funds shall be gradually reduced. Online lending information intermediaries are prohibited from promoting their risk reserve funds, and authorities shall encourage online lending information intermediaries to seek third parties to provide lenders with alternate means of investors protection, including third-party guarantee arrangements.

•Requirements to qualify for record-filing. Circular 57 sets forth certain requirements which an online lending information intermediary prior to its the record-filing application, including: (i) online lending information intermediaries may not conduct the “thirteen prohibited actions” or exceed the limit for aggregate amount of loans borrowed by an individual after August 24, 2016, and shall gradually reduce the balance of loans that exceed such limit; (ii) online lending information intermediaries that have offered real estate down payment loans, campus loans or “cash loans,” are required to suspend such loan products and the outstanding balance of the such loans shall be gradually reduced within a certain period as required under the Notice on Further Strengthening the Regulation and Management Work of Campus Online Lending Business and Circular 141; and (iii) the online lending intermediaries are required to set up custodian accounts with commercial banks that have passed certain testing and evaluation procedures, as required by the Online Lending Rectification Office, to hold customers’ funds. For the online lending information intermediaries that are unable to received final clearance of their rectification measures and complete record-filings but continue to provide online lending information services, relevant authorities may impose administrative sanctions, including but not limited to, revoking their telecommunications business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to such online lending information intermediaries.

•Requirements relating to the timing of record-filing. Local governmental authorities shall conduct and complete final clearance inspection of the rectification measures in accordance with the following timetable: (i) for most of the online lending information intermediaries, record-filing with the local authorities shall be completed by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of loans prohibited under relevant laws and regulations, and reduction of the outstanding balance of such loans on a timely basis will be difficult, such prohibited loans and outstanding balance shall be disposed and/or carved out, and record-filings with the local authorities shall be completed by the end of May 2018; (iii) with respect to online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties to rectify their businesses, the record-filings with the local authorities shall be completed by the end of June 2018.

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

Jiangxi Financial Service Office, the regulatory authority for microcredit companies in Jiangxi Province, issued the Guidelines for the Supervision and Administration of Online Microcredit Companies of Jiangxi Province (Pilot Scheme), or Jiangxi Online Microcredit Companies Guidelines, in September 2016, to provide specific rules on the supervision and administration of online microcredit companies in Jiangxi Province, which include, among others, (i) apart from capital contributions paid by shareholders and capital borrowed from no more than two financial institutions, online microcredit companies may also raise funds through transferring credit asset and asset-backed securities with the approval from local regulatory authorities; (ii) online microcredit companies shall primarily conduct its microcredit loan business via online platform, and that the operation capital used in such business shall be no less than 70%

the total operating capital, and (ii) the aggregate loan balance within the municipality where such online microcredit company is incorporated shall be no less than 30% of the total loan balance. In January 2017, Jiangxi Financial Service Office further issued the Circular on Adjusting and Supplementing the Guidelines for the Supervision and Administration of Online Microcredit Companies of Jiangxi Province (Pilot Scheme), pursuant to which, the minimum registered capital of an online Microcredit Company was increased to RMB500 million from RMB200 million. As of the date of this annual report, the registered capital of Fuzhou Online Microcredit is RMB200 million, and we have not received any been subject to any fines or other penalties from the competent authority of Fuzhou Online Microcredit. In November 2017, the Internet Finance Rectification Office issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Microcredit Companies, which requires all relevant regulatory authorities of microcredit companies to suspend the approval of the establishment of any online microcredit companies and the approval of any microcredit business conducted across provinces.

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

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

•the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

•decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;

•the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

•50% or more of voting board members or senior executives habitually reside in the PRC.

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

C.Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and our principal VIEs and their principal subsidiaries.

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

Share Pledge Agreements

Weidai Co., Ltd., Weidai Financial Information and each of the shareholders of Weidai Financial Information has entered into a share pledge agreement in April 2018. Pursuant to the share pledge agreements, the shareholders of Weidai Financial Information have pledged all of their equity interests in Weidai Financial Information to Weidai Co., Ltd. to guarantee their and Weidai Financial Information’s performance of their obligations under the contractual arrangements, including, but not limited to, the exclusive business cooperation agreement, exclusive call option agreement and shareholders’ power of attorney. If Weidai Financial Information or any of its shareholders breaches any obligations under these agreements, Weidai Co., Ltd., as pledgee, will be entitled to dispose of the pledged equity interests. The shareholders of Weidai Financial Information agree that, during the term of the share pledge agreements, they will not dispose of the pledged equity interest, impose any encumbrance on the pledged equity interest without the prior written consent of Weidai Co., Ltd., except for the performance of the exclusive call option agreement, and Weidai Financial Information will not take any action or allow any action which may adversely impact the pledged equity interest or the pledgee’s rights under the contractual arrangements. During the term of the share pledge agreements, Weidai Co., Ltd. has the right to receive all of the dividends and profits distributed on the pledged equity interest. The share pledge agreements will remain effective until Weidai Financial Information and its shareholders discharge all their obligations under the contractual arrangements. We have completed the registration of the equity interest pledges with the relevant office of the State Administration for Market Regulation, in accordance with the PRC Property Rights Law. No consideration was paid for the share pledge agreements.

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

Agreement that Allows Us to Receive Economic Benefits from Weidai Financial Information

Exclusive Business Cooperation Agreement

Weidai Co., Ltd., and Weidai Financial Information entered into an exclusive business cooperation agreement in April 2018. Under the exclusive business cooperation agreement, Weidai Co., Ltd. has the exclusive right to provide Weidai Financial Information with business support, technical and consulting services. In return, Weidai Co., Ltd. is entitled to receive a service fee from Weidai Financial Information on a monthly basis and at an amount equivalent to all of Weidai Financial Information’s net income as confirmed by and adjustable at the sole discretion of Weidai Co., Ltd. Weidai Co., Ltd. owns the exclusive intellectual property rights created as a result of the performance of this agreement. Except with Weidai Co., Ltd.’s prior written consent, Weidai Financial Information may not accept any consultation or services provided by any third party and may not cooperate with any third party regarding the matters contemplated by the exclusive business cooperation agreement, unless it is a third party appointed by Weidai Co., Ltd. This agreement will remain effective unless terminated unilaterally by Weidai Co., Ltd.

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

Share Pledge Agreements

Weidai Co., Ltd., Yuntuo and each of the shareholders of Yuntuo has entered into a share pledge agreement in January 2019. Pursuant to the share pledge agreements, the shareholders of Yuntuo have pledged all of their equity interests in Yuntuo to Weidai Co., Ltd. to guarantee their and Yuntuo’s performance of their obligations under the contractual arrangements, including, but not limited to, the exclusive business cooperation agreement, exclusive call option agreement and shareholders’ power of attorney. If Yuntuo or any of its shareholders breaches any obligations under these agreements, Weidai Co., Ltd., as pledgee, will be entitled to dispose of the pledged equity interests. The shareholders of Yuntuo agree that, during the term of the share pledge agreements, they will not dispose of the pledged equity interest, impose any encumbrance on the pledged equity interest without the prior written consent of Weidai Co., Ltd., except for the performance of the exclusive call option agreement, and Yuntuo will not take any action or allow any action which may adversely impact the pledged equity interest or the pledgee’s rights under the contractual arrangements. During the term of the share pledge agreements, Weidai Co., Ltd. has the right to receive all of the dividends and profits distributed on the pledged equity interest. The share pledge agreements will remain effective until Yuntuo and its shareholders discharge all their obligations under the contractual arrangements. We have completed the registration of the equity interest pledges with the relevant office of the State Administration for Market Regulation, in accordance with the PRC Property Rights Law. No consideration was paid for the share pledge agreements.

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

Agreement that Allows Us to Receive Economic Benefits from Yuntuo

Exclusive Business Cooperation Agreement

Weidai Co., Ltd., and Yuntuo entered into an exclusive business cooperation agreement in January 2019. Under the exclusive business cooperation agreement, Weidai Co., Ltd. has the exclusive right to provide Yuntuo with business support, technical and consulting services. In return, Weidai Co., Ltd. is entitled to receive a service fee from Yuntuo on a monthly basis and at an amount equivalent to all of Yuntuo’s net income as confirmed by and adjustable at the sole discretion of Weidai Co., Ltd. Weidai Co., Ltd. owns the exclusive intellectual property rights created as a result of the performance of this agreement. Except with Weidai Co., Ltd.’s prior written consent, Yuntuo may not accept any consultation or services provided by any third party and may not cooperate with any third party regarding the matters contemplated by the exclusive business cooperation agreement, unless it is a third party appointed by Weidai Co., Ltd. This agreement will remain effective unless terminated unilaterally by Weidai Co., Ltd.

As a result of these contractual agreements, we control and receive the economic benefits of the business operations of the VIEs and their subsidiaries, which is not equivalent to equity ownership in the VIEs and their subsidiaries. Accordingly, under the U.S. GAAP, the financial statements of the VIEs are consolidated as part of our financial statements. Accordingly, we are the primary beneficiary of the VIEs for accounting purposes and consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with the U.S. GAAP. Neither we nor our investors own any equity ownership in, direct foreign investment in, or control of the VIEs as a result of the WFOE’s contractual agreements with the VIEs and their respective shareholders and these agreements have not been tested in a court of law in the PRC.

These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

In the opinion of Zhejiang Hangtianxin Law Firm, our PRC counsel:

•the ownership structure of Weidai Financial Information and our wholly foreign owned subsidiary in China does not violate any applicable PRC laws or regulations currently in effect; and

•the ownership structure of Yuntuo and our wholly foreign owned subsidiary in China does not violate any applicable PRC laws or regulations currently in effect;

•the contractual arrangements among our wholly foreign owned subsidiary, Weidai Financial Information and the shareholders of Weidai Financial Information governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and do not and will not violate any applicable PRC laws or regulations currently in effect; and

●the contractual arrangements among our wholly foreign owned subsidiary, Yuntuo and the shareholders of Yuntuo governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and do not and will not violate any applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. See “Item 3. – Key information – D. Risk Factors — Risks Related to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “ — Risks Related to

Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us” for more details.

D.   Property, Plants and Equipment

Our corporate headquarters is located in Hangzhou, Zhejiang Province where we leased office space with a floor area of over 11,889 square meters as of December 31, 2021. The lease for our corporate headquarters has a term of five years and will expire in 2025 and 2026.  As of the same date, we had also leased office space, parking lots and parking space with an aggregate floor area of over45,042 square meters across China, with leases generally ranging from one to three years. Our servers are hosted at Internet data centers owned by major domestic Internet data center providers. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Our net revenues were RMB3,357.5 million, RMB1,536.1 million and RMB707.5 million (US$111.0 million) in 2019, 2020 and 2021, respectively. Our net income was RMB263.2 million in 2019. Our net loss was RMB714.3 million and RMB1,144.0 million (US$179.5 million)  in 2020 and 2021, respectively. Our adjusted net income, net of taxes, was RMB316.2 million in 2019, respectively. Our adjusted net loss, net of taxes, was RMB709.4 million and RMB1,133.8 million (US$177.9 million) in 2020 and 2021, respectively.

Key Factors Affecting Our Results of Operations

Major factors affecting our results of operations include the following:

•regulatory environments and economic and market conditions in China;

•our ability to maintain and expand our borrower base and attract sufficient commitments from institutional funding partners;

•the effectiveness of our risk management; and

•our ability to integrate and expand our online and offline operations in a cost-effective manner.

Regulatory Environments and Economic and Market Conditions in China

The regulatory environment for the marketplace lending industry in China is developing and tightening, creating both challenges and opportunities that could affect our financial performance. Since mid-2015, multiple PRC governmental authorities have promulgated various laws, regulations and rules to regulate the marketplace lending industry in China, imposing, among others, restrictions on the facilitation of  “cash loans”, the maximum amount of loans that can be extended to each individual and entity borrower, as well as the maximum interest rates and fees permitted to be charged on loans facilitated by marketplace lending platforms, or the upper limits for APRs. According to a series of regulatory documents and guidance issued by the PRC government at the end of 2019, including the Guidance on the Transformation of Online Lending Information Intermediary Institutions into Pilot Micro Credit Companies, the peer-to-peer lending industry is faced with full exiting and transformation requirement. 2020 is a year of comprehensive transformation for the marketplace lending industry. Besides that, the PRC government may seek to further regulate this industry, and we may need to invest significant financial and other resources to comply with evolving laws, regulations and rules. However, while new laws and regulations, changes to existing laws and regulations or regulatory uncertainties could impose challenges on our future growth, including the growth of our loan balance and loan volume, they could also provide new market opportunities.

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

Net Revenues

Our primary sources of revenues consist of loan service fee charged to borrowers and investors for the services our platform provides over the life of loans we facilitate.

The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our net revenues, for the periods indicated:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Loan service fee(3):
Auto-backed loans	2,046,907	60.9	1,107,348	72.1	558,256	87,602	78.9
Other secured loans(1)	86,959	2.6	50,402	3.2	4,028	632	0.6
Unsecured loans(2)	821,184	24.5	253,311	16.5	136,556	21,429	19.3
	2,955,050	88.0	1,411,061	91.8	698,840	109,663	98.8
Other revenues	273,433	8.1	97,783	6.4	10,153	1,593	1.4
Financing income	195,364	5.8	52,837	3.4	2,069	325	0.3
Less: Funding costs	(50,610)	(1.5)	(21,992)	(1.4)	(907)	(142)	(0.1)
Net financing income	144,754	4.3	30,845	2.0	1,162	183	0.2
Business related taxes and surcharges	(15,743)	(0.4)	(3,540)	(0.2)	(2,690)	(422)	(0.4)
Total net revenues	3,357,494	100.0	1,536,149	100.0	707,465	111,017	100.0
Provision for loans and advances	(1,239,962)	(36.9)	(803,736)	(52.3)	(807,281)	(126,680)	(114.1)
Net revenue (loss) after provision for loans and advances	2,117,532	63.1	732,413	47.7	(99,816)	(15,663)	(14.1)

(1)	Primarily including home equity loans and construction machinery loans.
(2)	Primarily including professional credit loans and consumption loans.
(3)	We ceased to offer new loans in July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform.

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

Other Revenues

Other revenues mainly include (i) late payment penalties, (ii) insurance referral fee, and (iii) loan collection fees, and (iv) net revenue from sale of collateral.

Net Financing Income

We earn interest income from loans originated by us. Interest income, net of the funding costs of such loans, is recorded as net financing income. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies” for more details.

Business Related Taxes and Surcharges

Business related taxes and surcharges are mainly VAT related surcharges.

Provision for Loans and Advances

We record an allowance for the potential losses of loans and advances recorded on our balance sheet. This allowance is calculated using a roll rate-based model based on past loan loss history, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay, composition of the loan portfolio and other factors. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies” for more details. We recognize any increase in this allowance as provision for loans and advances for the relevant period.

Operating Costs and Expenses

Our operating costs and expenses consist of provision for financial guarantee liabilities, origination and servicing expenses, sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth our operating costs and expenses, both in absolute amount and as a percentage of our net revenues, for the periods presented:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Provision for financial guarantee liabilities	19,206	0.6	103,027	6.7	76,115	11,944	10.8
Origination and servicing	1,388,640	41.4	766,275	49.9	380,601	59,725	53.8
Sales and marketing	138,068	4.1	15,113	1.0	3,424	537	0.5
General and administrative	281,956	8.4	229,506	14.9	161,989	25,420	22.9
Research and development	81,664	2.4	27,144	1.8	22,193	3,483	3.1
Total operating costs and expenses	1,909,534	56.9	1,141,065	74.3	644,322	101,109	91.1

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

Hong Kong

Weidai HK and Rymo Technology Industry Limited, or Rymo, our subsidiaries incorporated in Hong Kong, are subject to Hong Kong profit tax within Hong Kong at the applicable tax rate on taxable income. Since April 1, 2018, our subsidiaries incorporated in Hong Kong has been subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to HK$2.0 million and 16.5% on any part of assessable profits over HK$2.0 million. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Under the Hong Kong tax law, Weidai HK and Rymo are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

China

Generally, our PRC subsidiary, the VIEs and subsidiaries of the VIEs, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. Zhejiang Qunshuo Electronics Co., Ltd. and Hangzhou Yaohong Technology Co., Ltd. qualify as High and New Technology Enterprise companies in the PRC, and are entitled to pay a reduced income tax rate of 15% for the period from January 1, 2019 to December 31, 2021. A High and New Technology Enterprise certificate, or HNTE certificate, is valid for three years. An entity may re-apply for an HNTE certificate when the prior certificate expires. The HNTE certificate for Zhejiang Qunshuo Electronics Co., Ltd. has been extended for another three years until December 2024.

In addition, under the PRC Enterprise Income Tax Law, qualified enterprises can enjoy a 175% super deduction for eligible research and development expenses in 2019, 2020 and 2021. In 2019, 2020 and 2021, RMB85.8 million, RMB30.1 million and RMB22.2 million (US$3.5 million) of our research and development expenses were eligible for the super deduction, which account for an RMB13.9 million, RMB5.6 million and RMB4.2 million (US$653thousand) decrease in tax expense, respectively.

We are subject to VAT at the rate of 13%, 6% or 3%, depending on whether the entity is a general taxpayer or small-scale taxpayer, and related surcharges on revenue generated from providing services. The Ministry of Finance and the SAT announced that the VAT tax rate of 16% is changed into 13% since April 4, 2019.

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

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Loan service fee(3):
Auto-backed loans	2,046,907	60.9	1,107,348	72.1	558,256	87,602	78.9
Other secured loans(1)	86,959	2.6	50,402	3.2	4,028	632	0.6
Unsecured loans(3)	821,184	24.5	253,311	16.5	136,556	21,429	19.3
	2,955,050	88.0	1,411,061	91.8	698,840	109,663	98.8
Other revenues	273,433	8.1	97,783	6.4	10,153	1,593	1.4
Financing income	195,364	5.8	52,837	3.4	2,069	325	0.3
Less: Funding costs	(50,610)	(1.5)	(21,992)	(1.4)	(907)	(142)	(0.1)
Net financing income	144,754	4.3	30,845	2.0	1,162	183	0.2
Business related taxes and surcharges	(15,743)	(0.4)	(3,540)	(0.2)	(2,690)	(422)	(0.4)
Total net revenues	3,357,494	100.0	1,536,149	100.0	707,465	111,017	100.0
Provision for loans and advances	(1,239,962)	(36.9)	(803,736)	(52.3)	(807,281)	(126,680)	(114.1)
Net revenue (loss) after provision for loans and advances	2,117,532	63.1	732,413	47.7	(99,816)	(15,663)	(14.1)
Operating costs and expenses:
Provision for financial guarantee liabilities	(19,206)	(0.6)	(103,027)	(6.7)	(76,115)	(11,944)	(10.8)
Origination and servicing	(1,388,640)	(41.4)	(766,275)	(49.9)	(380,601)	(59,725)	(53.8)
Sales and marketing	(138,068)	(4.1)	(15,113)	(1.0)	(3,424)	(537)	(0.5)
General and administrative	(281,956)	(8.4)	(229,506)	(14.9)	(161,989)	(25,420)	(22.9)
Research and development	(81,664)	(2.4)	(27,144)	(1.8)	(22,193)	(3,483)	(3.1)
Total operating costs and expenses	(1,909,534)	(56.9)	(1,141,065)	(74.3)	(644,322)	(101,109)	(91.1)
Income/(loss) from operations	207,998	6.2	(408,652)	(26.6)	(744,138)	(116,772)	(105.2)
Interest income/(expense) and foreign currency exchange gain/(loss), net	39,616	1.2	(89)	(0.0)	134	21	0.0
Government subsidies	106,873	3.2	4,221	0.3	1,370	215	0.3
Other (expense) income, net	13,998	0.4	6,663	0.4	2,444	384	0.3
Net income/(loss) before income taxes	368,485	11.0	(397,857)	(25.9)	(740,190)	(116,152)	(104.6)
Income tax expenses	(105,243)	(3.2)	(316,486)	(20.6)	(403,854)	(63,374)	(57.1)
Net income/(loss)	263,242	7.8	(714,343)	(46.5)	(1,144,044)	(179,526)	(161.7)
(1)Primarily including home equity loans and construction machinery loans.
(2)Primarily including professional credit loans and consumption loans.

(3)We ceased to offer new loans in July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net Revenues

Our net revenues decreased by 53.9% from RMB1,536.1 million in 2020 to RMB707.5 million (US$111.0 million) in 2021. This decrease was primarily because we ceased to offer new loans in July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform.

Loan Service Fee

Loan service fee decreased by 50.5% from RMB1,411.1 million in 2020 to RMB698.8 million (US$109.7 million) in 2021. The decrease was primarily because we ceased to offer new loans in July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform.

Other Revenues

Other revenues decreased by 89.6% from RMB97.8 million in 2020 to RMB10.2 million (US$1.6 million) in 2021, primarily because we ceased to offer new loans in July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform.

Net Financing Income

Net financing income decreased by 96.1% from RMB30.8 million in 2020 to RMB1.2 million (US$0.2 million) in 2021, mainly because we ceased to offer new loans in July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform.

Provision for Loans and Advances

Provision for loans and advances increased by 0.4% from RMB803.7 in 2020 to RMB807.3 million (US$126.7 million) in 2021, primarily because we further adjusted method to calculate provisions after taking consideration of the historically collection and potential future payment.

Operating Costs and Expenses

Operating costs and expenses decreased by 43.5% from RMB1,141.1 million in 2020 to RMB644.3 million (US$101.1 million) in 2021. Operating costs and expenses as a percentage of our net revenues increased from 74.3% in 2020 to 91.1% in 2021, primarily due to the decrease in our revenue.

Provision for Financial Guarantee Liabilities

Provision for financial guarantee liabilities provision for financial guarantee liabilities decreased by 26.1% from RMB103.0 million in 2020 to RMB76.1 million (US$11.9 million) in 2021, primarily because we no longer had guarantee liabilities for loan principals after we repaid all outstanding net principal balances to investors on our platform in July 2021.

Origination and Servicing Expenses

Origination and servicing expenses as a percentage of net revenues increased from 49.9% in 2020 to 53.8% in 2021. Origination and servicing expenses decreased by 50.3% from RMB766.3 million in 2020 to RMB380.6 million (US$59.7 million) in 2021, which was primarily because we ceased to offer new loans in July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform.

Sales and Marketing Expenses

Sales and marketing expenses decreased by 77.5% from RMB15.1 million in 2020 to RMB3.4 million (US$0.5 million) in 2021, which was primarily due to decrease in our sales and marketing activities. Sales and marketing expenses as a percentage of net revenues decreased from 1.0% in 2020 to 0.5% in 2021.

General and Administrative Expenses

General and administrative expenses decreased by 29.4% from RMB229.5 million in 2020 to RMB162.0 million (US$25.4 million) in 2021, which was primarily attributable to our cost and personnel optimization efforts. General and administrative expenses as a percentage of net revenues increased from 14.9% in 2020 to 22.9% in 2021, primarily due to the decrease in our revenue.

Research and Development Expenses

Research and development expenses decreased by 18.1% from RMB27.1 million in 2020 to RMB22.2 million (US$3.5 million) in 2021, which was primarily attributable to our cost and personnel optimization efforts. Research and development expenses as a percentage of net revenues increased from 1.8% in 2020 to 3.1% in 2021, primarily due to the decrease in our revenue.

Interest Expense/Income and Foreign Currency Exchange gain/loss, Net

Interest expense and foreign currency loss, net was RMB89 thousand in 2020, compared to a net interest income and foreign currency gain of RMB134 thousand (US$21 thousand) in 2021, which was primarily attributable to depreciation related to U.S. dollar against Renminbi.

Government Subsidies

Government subsidies decreased by 66.7% from RMB4.2 million in 2020 to RMB1.4 million (US$0.2 million) in 2021, primarily because we had less subsidies in relation to income tax we paid.

Other Income, Net

Other income, net decreased significantly from RMB6.7 million in 2020 to RMB2.4 million (US$0.4 million) in 2021, which is also primarily due to we ceased to offer new loans in July 2020.

Income Tax Expenses

Our income tax expenses increased by 27.6% from RMB316.5 million in 2020 to RMB403.9 million (US$63.4 million) in 2021, primarily due to the allowance we made to our deferred tax assets.

Net Income/Loss

As a result of the foregoing, our net loss increased by 60.2% from RMB714.3 million in 2020 to RMB1,144.0 million (US$179.5 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net Revenues

Our net revenues decreased by 54.2% from RMB3,357.5 million in 2019 to RMB1,536.1 million in 2020. This decrease was primarily because we ceased to offer new loans in July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform.

Loan Service Fee

Loan service fee decreased by 52.2% from RMB2,955.1 million in 2019 to RMB1,411.1 million in 2020. The decrease was primarily because we ceased to offer new loans in July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform.

Other Revenues

Other revenues decreased by 64.2% from RMB273.4 million in 2019 to RMB97.8 million in 2020, primarily because we ceased to cooperate with insurance company in late 2019, which led to a decrease in income from insurance referral fee.

Net Financing Income

Net financing income decreased by 78.7% from RMB144.8 million in 2019 to RMB30.8 million 2020, mainly because we ceased to offer new loans in July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform.

Provision for Loans and Advances

Provision for loans and advances decreased by 35.2% from RMB1,240.0 million in 2019 to RMB803.7 million in 2020, primarily because we ceased to offer new loans in July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform.

Operating Costs and Expenses

Operating costs and expenses decreased by 40.2% from RMB1,909.5 million in 2019 to RMB1,141.1 million in 2020. Operating costs and expenses as a percentage of our net revenues increased from 56.9% in 2019 to 73.8% in 2020, primarily due to the decrease in our revenue.

Provision for Financial Guarantee Liabilities

Provision for financial guarantee liabilities provision for financial guarantee liabilities increased significantly from RMB19.2 million in 2019 to RMB103.0 million in 2020, primarily because we adopted a more prudent method to calculate provisions retrospectively in 2020.

Origination and Servicing Expenses

Origination and servicing expenses as a percentage of net revenues increased from 41.4% in 2019 to 49.9% in 2020. Origination and servicing expenses decreased by 44.8% from RMB1,388.6 million in 2019 to RMB766.3 million in 2020, which was primarily because we ceased to offer new loans in July 2020 when we started to work with local authorities to exit all peer-to-peer investments on our platform.

Sales and Marketing Expenses

Sales and marketing expenses decreased by 89.1% from RMB138.1 million in 2019 to RMB15.1 million in 2020, which was primarily due to decrease in our sales and marketing activities. Sales and marketing expenses as a percentage of net revenues decreased from 4.1% in 2019 to 1.0% in 2020.

General and Administrative Expenses

General and administrative expenses decreased by 18.6% from RMB282.0 million in 2019 to RMB229.5 million in 2020, which was primarily attributable to our cost and personnel optimization efforts. General and administrative expenses as a percentage of net revenues increased from 8.4% in 2019 to 14.9% in 2020.

Research and Development Expenses

Research and development expenses decreased by 66.8% from RMB81.7 million in 2019 to RMB27.1 million in 2020, which was primarily attributable to our cost and personnel optimization efforts. Research and development expenses as a percentage of net revenues decreased from 2.4% in 2019 to 1.8% in 2020.

Interest Expense/Income, Net

Interest income, net was RMB39.6 million in 2019, compared to a net interest expense of RMB89 thousand in 2020, which was primarily attributable to the decrease of cash and cash equivalents and short-term investments.

Government Subsidies

Government subsidies decreased by 96.1% from RMB106.9 million in 2019 to RMB4.2 million in 2020.

Other Income, Net

Other income, net was RMB14.0 million in 2019. We recorded other income, net of RMB6.7 million in 2020.

Income Tax Expenses

Our income tax expenses increased significantly from RMB105.2 million in 2019 to RMB316.5 million in 2020, primarily due to the allowance we made retrospectively to our deferred tax assets.

Net Income/Loss

As a result of the foregoing, our net income was RMB263.2 million in 2019, compared to a net loss of RMB714.3 million in 2020.

Share-based Compensation

Stock Appreciation Rights Modification

In 2019, 2020 and 2021, no dividend was declared to the grantees and none of the grantees’ accumulated number of virtual shares granted exceeded 0.1% of Weidai Financial Information’s total paid-in-capital.

On October 1, 2018, we modified the stock appreciation rights it previously issued by replacing the cash-settlement feature with a net share settlement feature, which converted the award from a liability award to an equity award because we no longer have an obligation to transfer cash to settle the arrangement. All of the outstanding virtual share options were exchanged for restricted shares of our company with no other terms or conditions changed. These restricted shares are held by one of our ordinary shareholders on behalf of the grantees, and are considered outstanding as the shareholder is entitled to dividends if declared.

We compared the fair value of the instrument immediately before the modification to the fair value of the modified equity award, no incremental compensation cost was noted and recognized. We will recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method.

The Virtual Share Plan was terminated upon October 1, 2018.

We compared the fair value of the instrument immediately before the modification to the fair value of the modified equity award. As the modification affected no other terms or conditions, the fair value was unchanged by the modification and, therefore, no incremental compensation cost was recognized. The Company will recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method.

2018 Share Incentive Plan

In August 2018, our board of directors approved our 2018 share incentive plan, or the 2018 Plan, to provide incentives to employees, directors and consultants and promote the success of our business. The maximum number of ordinary shares that may be issued under the 2018 Plan is 3,300,000. As of December 31, 2021, the Company had granted 1,999,951 share awards under the 2018 Plan, including 1,928,561 options and 71,390 restricted share units. As of the same date, none of the options had been exercised.

We recognized total share-based compensation expenses of RMB64.8 million, RMB6.1 million and RMB10.3 million (US$1.6 million) in 2019, 2020 and 2021, respectively.

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

The following tables reconcile our adjusted net income/loss, respectively, in 2019, 2020 and 2021 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Reconciliation of Net Income/(loss) to Adjusted Net Income:
Net income/(loss)	263,242	(714,343)	(1,144,044)	(179,526)
Add:
Share-based compensation expenses	64,796	6,093	10,258	1,610
Adjusted net income/(loss) before related taxes	328,038	(708,250)	(1,133,786)	(177,916)
Income tax expenses	(11,881)	(1,117)	—	—
Adjusted net income/(loss), net of taxes	316,157	(709,367)	(1,133,786)	(177,916)

Discussion of Certain Balance Sheet Items

Loans and Advances, Net

Loans and advances, net is comprised of loans receivable, acquired non-performing loans and advances to borrowers, partially offsets by allowance for loans and advances.

Loans and advances, net decreased from RMB732.0 million as of December 31, 2020 to RMB485.2 million (US$76.1 million) as of December 31, 2021. The decrease was primarily because we ceased to offer new loans in July 2020 when we started to work with local government to exit all peer-to-peer investments on our platform.

Payable to Institutional Funding Partners and Online Investors

Payable to institutional funding partners and online investors decreased from RMB43.5 million as of December 31, 2020 to RMB5.9 million (US$0.9 million) as of December 31, 2021, primarily because of the decrease in the balance of our on-balance sheet loans.

Current Account with Online Investors and Borrowers

Current account with online investors represents idle funds in online investors’ accounts that have not yet been invested, withdrawn or funded to borrowers; current account with online borrowers on our platform represents loan proceeds in borrowers’ accounts that have not yet been withdrawn and deposits we receive from borrowers. Current account with online investors and borrowers decreased from RMB254.2 million as of December 31, 2020 to RMB138.7 million (US$21.8 million) as of December 31, 2021. The decrease was because withdrawal of account balance by online investors and borrowers after we ceased to offer new loans in July 2020.

Recent Accounting Pronouncements

We qualify as an “emerging growth company” (“EGC”) pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An EGC may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include a provision that an EGC does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period.

Accounting Pronouncements Issued But Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2022 for us as an EGC based on ASU 2019-10. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by our operating activities. As of December 31, 2021, we had RMB234.6 million (US$36.8 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash and bank deposits. Out of our cash and cash equivalents as of December 31, 2021, RMB110.0 million (US$17.3 million) was held in U.S. dollar and RMB 124.6 million (US$19.6 million) was held in Renminbi.  We closely monitor our cash balance and future payments obligations by preparing monthly management account and fund requirement reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports will be reviewed by our chief financial officer and our financial controller. In addition, we have adopted a stringent cash management policy. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs. As of December 31, 2021, the VIEs held RMB108.0 million (US$16.95 million) cash and cash equivalents.

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

We have been cooperating closely with local authorities in its operation since July 2020.The local authorities set up an account, or the special account, to collect all cash generated through the Company since July 4, 2020, including the cash from the Company’s bank accounts and cash repayment (including principal, interest and service fee of the Company) from borrowers except for the principal and interest owe to institutional funding partners. The local authorities allowed the Company to retain a portion of cash for daily operation expenditures. The special account was set up and controlled by the local authorities for funds collection. We recorded deposits for cash that belonged to us and collected service fees that was remitted to the special account since July 4, 2020. The balance under deposits represented the amount of the Company's cash being retained in the special account. In July 2021, we, in cooperation with the local government, repaid all outstanding net principal balances to peer-to-peer investors. The Company reclassified the balance under deposit to Loans and advances when the local government closed the “special account”.

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

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by/(used in) operating activities	887,112	(1,336,897)	(42,543)	(6,676)
Net cash (used in)/provided by investing activities	(922,049)	24,048	(189,363)	(29,715)
Net cash used in financing activities	(1,130,093)	(298,089)	(37,581)	(5,897)
Net decrease in cash, cash equivalents and restricted cash	(1,164,840)	(1,610,938)	(269,487)	(42,288)
Cash, cash equivalents and restricted cash at the beginning of the year	3,381,216	2,216,376	605,438	95,006
Cash, cash equivalents and restricted cash at the end of the year	2,216,376	605,438	335,951	52,718

Operating Activities

Net cash used in operating activities was RMB42.5 million (US$6.7 million) in 2021, which was primarily due to net loss of RMB1,144.0 million (US$179.5 million), adjusted for adjusted for changes in working capital, partially offset by provision for loans and advances of RMB807.3 million (US$126.7 million) and a decrease in deferred income tax of RMB403.9 million (US$63.4 million).

Changes in working capital primarily consisted of a decrease of prepaid expenses and other assets of RMB140.2 million (US$22.0 million), partially offset by (i) a decrease in current account with online investors and borrowers of RMB115.5 million (US$18.1 million)  and (ii) a decrease in contract liabilities of RMB123.8 million (US$19.4 million).

Net cash used in operating activities was RMB1,336.9 million in 2020, which was primarily due to net loss of RMB714.3 million, adjusted for changes in working capital, partially offset by provision for loans and advances of RMB803.7 million and a decrease in deferred tax asset of RMB271.2 million. Changes in working capital primarily consisted of  (i) a decrease in current account with online investors and borrowers of RMB1,021.0 million, (ii) an increase in other receivables due from special account of RMB534.1 million, which represented the amount retained in the special account set up by local authorities to collect all cash we generated since July 4, 2020, including the cash from our bank accounts and cash repayment (including loan principal and interest and our service fee) from borrowers except for the principal and interest owe to institutional funding partners, (iii) a decrease in contract liabilities of RMB287.7 million.

Net cash provided by operating activities was RMB887.1 million in 2019, which was primarily due to net income of RMB263.2 million, adjusted for (i) provision for loans and advances of RMB1,240.0 million, (ii) share-based compensation expenses of RMB64.8 million, (iii) depreciation and amortization of RMB42.6 million, and (iv) an increase in deferred tax asset of RMB260.1 million, partially offset by changes in working capital. Changes in working capital primarily consisted of  (i) a decrease in current account with online investors and borrowers of RMB730.4 million, (ii) an increase in income tax payable of RMB166.4 million, (iii) a decrease of accrued expenses and other liabilities of RMB115.0 million, (iv) an increase of prepaid expenses and other assets of RMB110.0 million, and (v) an increase in contract liabilities of RMB105.7 million.

Investing Activities

Net cash used in investing activities was RMB189.4 million (US$29.7 million) in 2021, which was primarily attributable to (i) RMB109.8 million (US$17.2 million) in payments to originate loans and advances in related to guarantee we provided to financial institutions and (ii) RMB158.6 million (US$24.9 million)  in purchase of short-term investments, which was partially offset by RMB83.4 million (US$13.1 million) in proceeds from collection of loans and advances.

Net cash provided by investing activities was RMB24.0 million in 2020, which was primarily attributable to RMB1,710.0 million in proceeds from collection of loans and advances, which was partially offset by RMB1,678.2 million in payments to originate loans and advances.

Net cash used in investing activities was RMB922.0 million in 2019, which was primarily attributable to (i) RMB11,053.9 million in payments to originate loans and advances, which was partially offset by RMB10,150.4 million in proceeds from collection of loans and advances.

Financing Activities

Net cash used in financing activities was RMB37.6 million (US$5.9 million) in 2021, which was attributable to payments to institutional funding partners and online investors.

Net cash used in financing activities was RMB298.1 million in 2020, which was primarily attributable to payments to institutional funding partners and online investors.

Net cash used in financing activities was RMB1,130.1 million in 2019, which was primarily attributable to payments to institutional funding partners and online investors.

Capital Expenditures

We made capital expenditures of RMB22.4 million, RMB7.7 million and RMB4.3 million (US$0.7 million) in 2019, 2020 and 2021, respectively. In these periods, our capital expenditures were mainly used for the purchase of equipment, automobiles and software. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Weidai Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiary, the VIEs and subsidiaries of the VIEs in China. We derived 80.7%, 92.9% and 91.6% of our revenues from the VIEs and their subsidiaries in 2019, 2020 and 2021, respectively.

Weidai Ltd.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiary and VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our PRC subsidiary may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid any dividends, including making any dividend or distribution to any U.S. investor, and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. We do not have any present plan to declare or pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. We are not aware of any material regulatory restrictions limiting our non-PRC subsidiaries to make dividends to us. Subject to the passive foreign investment company rules, the gross amount of any distribution that we make to investor with respect to the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. To the extent that our income is received in Renminbi, shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions.

C.Research and Development, Patents, and Licenses, etc.

Over the past three years, we invest resources in research and development to support our existing business and incubate new business initiatives.

See “Item 4. Information On the Company — B. Business Overview — Technology and Risk Management” and “Item 4. Information On the Company — B. Business Overview — Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. For a detailed discussion of critical accounting policies and related judgement of (i) Revenue recognition; (ii) Allowance for loans and advances; (iii) guarantee liabilities; and (iv) lease (Topic 842), see “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies”.

Allowance for loans and advances

We segregate the loans into secured and unsecured, and then into various portfolios, i.e. automobile and home equity, etc. and apply our credit risk management framework to the various portfolio of loans in accordance with ASC 450-20, Loss Contingencies.

Commencing from the second half of 2020, we have stopped purchasing any additional non-performing loans due to the changes in the circumstances and industry in which we operate, accordingly, the roll-rate method before 2020 for estimating allowances was then changed to a combination of probability-of-default and loss-rate methods. The difference in the amounts of allowance between the former and the new estimation methods was insignificant.

The two new methods are applied differently for 1) loans and advances and 2) acquired non-performing loans, while also depending on whether the loans were auto-backed (collateralized) or unsecured.

For auto-backed loans recorded as loans and advances, we take into consideration of a) the monthly default rates of borrowers, and b) the loss-rate, which represents the monetary value of losses incurred as a percentage of the gross balance of those loans. For auto-backed loans recorded as acquired non-performing loans, we only take the loss-rate as the basis to determine their provisions.

For unsecured loans recorded as loans and advances, loss rate of unsecured loans was assessed as 100% for both loans receivable and non-performing loans. For loan receivables, 100% of the unsecured loans were past due over 360 days, which is deemed to have remote possibility to collect any repayment based on the historical experience. For non-performing loans, the balance of unsecured loans was insignificant and we assessed provision of all of them as 100% considering the low probability of recoverability.

For the other loan receivable re-classed from deposits, we measured the allowance based on the estimated cash collection from peer to peer borrowers used historical recovery rate.

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

The amount of provision for loans and advances was RMB1,240.0 million, RMB803.7 million and RMB807.3 million (US$126.7 million) for the years ended December 31, 2019, 2020 and 2021.

Valuation allowance for deferred tax assets

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

We operate through our subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis. As of December 31, 2020 and 2021, valuation allowances on deferred tax assets are provided because we believe that it is more-likely-than-not that certain of the subsidiaries, VIEs and subsidiaries of the VIE registered in the PRC will not be able to generate sufficient taxable income in the near future, to realize the deferred tax assets carried-forwards.

As of December 31, 2020 and 2021, the total valuation allowance for deferred tax assets was RMB402.7 million and RMB987.0 million (US$154.9 million), respectively.

Unrecognized Tax Benefits

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

As of December 31, 2020 and 2021, the total unrecognized tax position was RMB434.4 million and RMB618.9 million (US$97.1 million), respectively, related to the early write-off for loans. The balance in unrecognized tax benefits if ultimately recognized, would favorably impact our effective tax rate and result in adjustments to deferred taxes by RMB215.5 million (US$33.8 million) as of December 31, 2020 and December 31, 2021. The unrecognized tax benefit will remain until the statute expires or the bad debt becomes deductible under PRC tax law, pending clarification of current tax law or audit by the tax authorities.

For the years ended December 31, 2019, 2020 and 2021, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. As of the issuance date of this annual report, we are not notified of any fine or penalty from the PRC tax authorities.

Guarantee liabilities

We provide guarantee to various institutional funding partners and online investors. The guarantee requires us to either make repayments for delinquent installment or purchase the loans after a specified period on an individual loan basis. The guarantee liability is exempted from being accounted for as a derivative in accordance with ASC 815-10-15-58.

The guarantee liability consists of two components. Our obligation to stand ready to make delinquent repayments or to purchase the loan over the term of the arrangement (the non-contingent aspect) is accounted for in accordance with ASC 460, Guarantees (“ASC 460”). The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with ASC 450, Contingencies (“ASC 450”). At inception, we recognize the non-contingent aspect of the guarantee liability at fair value, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction.

Subsequent to the initial recognition, the non-contingent aspect of the risk assurance liability is reduced over the term of the arrangement as we are released from our stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. We consider the underlying risk profile including delinquency status, overdue period, and historical loss experience when assessing the probability of contingent loss. Borrowers are grouped based on common risk characteristics, such as product type. We measured contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral. The amount of provision for financial guarantee liabilities was RMB19.2 million, RMB103.0 million and RMB76.1 million (US$11.9 million) for the years ended December 31, 2019, 2020 and 2021 and was recorded as part of operating expenses. The maximum potential undiscounted future payment which we would be required to make under its guarantee obligation is RMB1,143.9 million and RMB186.2 million (US$29.2 million) as of December 31, 2020 and 2021, respectively.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Hong Yao	42	Founder, chairman of the board of directors and chief executive officer
Feng Chen	46	Director, Chief financial officer and vice president of sales operations
Yuqun Sun	42	Director
Desheng Ding	40	Director and vice president of finance and risk management, Chief risk officer
Tony Cai	55	Independent Director
William Yuen	54	Independent Director
Pengfei Wang	40	Vice president of brand development, strategy and compliance
Jianzhong Zhu	43	Vice president of technology, research and development

Mr. Hong Yao is our founder and the chairman of our board of directors and has served as our chief executive officer since our inception in 2011. Mr. Yao has over 15 years of experience in China’s small and micro enterprise sector. Mr. Yao has received various industry awards and accolades, including the “2014 New Zhejiang Merchants Award”, from Zhejiang Youth Entrepreneurs’ Association, Youth Times and Xinhua News Agency and the “2017 Top Ten Finance Innovation Award” from Zhejiang Online News Network. Mr. Yao received his bachelor’s degree in computer applications and maintenance from Zhejiang Business College in 2000 and his EMBA degree from China Europe International Business School in 2015.

Mr. Feng Chen has served as our director since April 2018, our vice president of finance and risk management from 2015 to January 2018, our president since October 2018 and our chief financial officer since July 2019. Prior to joining us, Mr. Chen served as chief financial officer and vice president of Greentown E-commerce, an online platform for construction materials, from 2014 to 2015 and as chief financial officer and vice president of Fullerton Investment & Credit Guarantee Co. Ltd. from 2013 to 2014. Mr. Chen was special assistant to vice-chairman of Bank of Chengdu from 2012 to 2013 and financial controller of Tianjin Rural Commercial Bank Co., Ltd. from 2010 to 2012. Prior to 2010, Mr. Chen served as a senior manager of Deloitte Consulting LLP, a director of SAS Institute Inc., a manager of BearingPoint, Inc. and a manager of Ernst & Young LLP. Mr. Chen received his bachelor’s degree in economics from Shenzhen University in 1998. Mr. Chen is a certified public accountant in China and Australia and a certified tax agent in China.

Ms. Yuqun Sun has served as our director since April 2018. Ms. Sun served as our vice president of human resources from 2014 to 2019. Prior to joining us, Ms. Sun served as director of executive office and chief operating officer of Greentown E-commerce from 2011 to 2014. From 2009 to 2011, Ms. Sun worked as branch manager and senior product manager of the China division of Best Buy Co., Inc., a consumer electronics corporation listed on the New York Stock Exchange (NYSE: BBY). From 2001 to 2008, Ms. Sun served as general manager and senior manager of public affairs of the China branch of Tesco, a grocery and general merchandise retailer listed on the London Stock Exchange (LSE: TSCO). Ms. Sun received her bachelor’s degree in business administration from Zhejiang Gongshang University in 2006.

Mr. Desheng Ding has served as our director since April 2018 and has been our vice president of sales operations from 2015 to January 2018 and our vice president of finance and risk management since January 2018. Prior to joining us, Mr. Ding served as a department manager of Bank of Ningbo’s Hangzhou branch from 2008 to 2015, a business director of Industrial Bank, Co., Ltd.’s cardholder center from 2005 to 2008 and a client manager of China Merchants Bank’s Shenzhen Branch from 2004 to 2005. Mr. Ding received his bachelor’s degree in business administration from Beijing Mingyuan University in 2004 and his master’s degree in software engineering from East China Normal University in 2011.

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

Mr. William Yuen has served as our independent director since November 14, 2018. Mr. Yuen has been the chief financial officer and the company secretary of Neo Telemedia Limited, a company listed on the Hong Kong Stock Exchange (HKSE: 8167), since June 2016 and September 2017, respectively. Mr. Yuen has also served as a non-executive director of Dowway Holdings Limited, a company listed on the Hong Kong Stock Exchange (HKSE: 8403), since January 2022. Prior to that, Mr. Yuen worked in the global capital markets group and the audit and assurance department of Big Four accounting firms in Los Angeles and Hong Kong until 2008 and subsequently served in various capacities in several publicly listed companies in Hong Kong. Mr. Yuen received his bachelor’s degree in accounting from the University of Southern California in 1990. He is a member of the American Institute of Certified Public Accountants and the Hong Kong Institute of Certified Public Accountants. He is a certified public accountant in the state of California and a Chartered Global Management Accountant.

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

B.Compensation

In 2021, we paid an aggregate of approximately RMB652,000 (US$102,313) in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

Share Incentive Plan of Weidai Financial Information

On December 18, 2015, the board of Weidai Financial Information approved the Virtual Share Plan for the purpose of providing incentives and rewards to certain of its employees and executives. In 2016, 2017 and 2018, Weidai Financial Information issued a total of nil, 2.72% and 2.13%, respectively, of the equity interest under the Virtual Share Plan. These virtual share options have no exercise price and will be cash settled at the amount equal to the differences between the fair value on the exercise date and the fair value on the grant date. 33%, 33% and 34% of these options are vested on the second, third and fourth anniversary of the vesting commencement date, respectively. The vested virtual share options are exercisable within five years from the grant date. These virtual share options are in substance stock appreciation rights, which are classified as liability awards. At our discretion, each grantee may receive certain percentage of annual attributable net profit as annual dividend, which is also settled in cash. In addition, each grantee has an option to purchase Weidai Financial Information’s shares when the grantee’s accumulated number of virtual shares granted exceed 0.1% of Weidai Financial Information’s total paid-in-capital. The purchase price will be determined by us. On October 1, 2018, we modified the stock appreciation rights by replacing the cash-settlement feature with a net share settlement feature, which converted the award from a liability award to an equity award because we no longer had an obligation to transfer cash to settle the arrangement. All of the outstanding virtual share options were exchanged for 1,349,367 restricted shares of our company with no other terms or conditions changed. The Virtual Share Plan was terminated upon October 1, 2018. See “Notes to Consolidated Financial Statements – Note 2 Significant Accounting Policies”” for more detail.

Share Incentive Plan of Our Company

In August 2018, our board of directors approved our 2018 share incentive plan, or the 2018 Plan, to provide incentives to employees, directors and consultants and promote the success of our business. The maximum number of ordinary shares that may be issued under the 2018 Plan is 3,300,000 after giving effect to the 50-for-1 share split effected by us in September 2018. As of March 31, 2022, there are 896,031 outstanding share incentive awards under the 2018 Plan.

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

The following table summarizes options and restricted share units that we have granted to our directors, officers and employees under our 2018 share incentive plan as of March 31, 2022.

	Ordinary Shares
	Underlying Options	Exercise Price
Name	Awarded	(US$/Share)	Date of Grant	Date of Expiration
Feng Chen	*	1	February 1, 2019	January 31, 2029
Yuqun Sun	*	1	February 1, 2019	January 31, 2029
Desheng Ding	*	1	February 1, 2019	January 31, 2029
Jianzhong Zhu	*	1	February 1, 2019	January 31, 2029
			January 1, 2019 to	December 31, 2028 to
Other individuals as a group	979,151	1	January 1, 2020	December 31, 2029

Ordinary Shares Underlying
Name	Restricted Share Units Awarded	Date of Grant
Tony Cai	*	January 1, 2019
William Yuen	*	January 1, 2019
*	Upon exercise of all options granted and vesting restricted share units granted, would beneficially own less than 1% of our outstanding ordinary shares.

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

Audit Committee. Our audit committee consists of William Yuen and Tony Cai. William Yuen is the chairman of our audit committee. We have determined that each of William Yuen and Tony Cai satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that William Yuen qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•reviewing with the independent auditors any audit problems or difficulties and management’s response;

•discussing the annual audited financial statements with management and the independent auditors;

•reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•reviewing and approving all proposed related party transactions;

•meeting separately and periodically with management and the independent auditors; and

•monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Hong Yao, Yuqun Sun and Tony Cai. Hong Yao is the chairman of our compensation committee. We have determined that Tony Cai satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•selecting compensation consultant, legal counsel or other advisers only after taking into consideration all factors relevant to that person’s independence from management.

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

•selecting and recommending nominees for election by the shareholders or appointment by the board;

•reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•convening shareholders’ annual and extraordinary general meetings;

•declaring dividends and distributions;

•appointing officers and determining the term of office of the officers;

•exercising the borrowing powers of our company and mortgaging the property of our company; and

•approving the transfer of shares in our company, including the registration of such shares in our register of members.

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

D.Employees

We had 6,970, 2,382 and 531 full-time employees as of December 31, 2019, 2020 and 2021, respectively. All of our employees are located in China. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2021:

	As of December 31, 2021
	Number	% of Total Employees
Functions:
Operations	253	47.6%
Risk Management	27	5.1%
Technology	66	12.4%
General and Administration	185	34.8%
Total number of employees	531	100.0%

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•each of our directors and executive officers; and

•each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 70,461,455 ordinary shares outstanding as of March 31, 2022, consisting of 35,390,055 Class A ordinary shares and 35,071,400 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned as of March 31, 2022
Total ordinary
	Class A	Class B	shares on an as-	% of aggregate
	ordinary shares	ordinary shares	converted basis	voting power†
Directors and Executive Officers**:
Hong Yao(1)	—	35,071,400	35,071,400	83.2%
Feng Chen	*	—	*	*
Yuqun Sun	*	—	*	*
Desheng Ding	*	—	*	*
Tony Cai	*	—	—	—
William Yuen	*	—	—	—
Pengfei Wang	*	—	*	*
Jianzhong Zhu	*	—	*	*
All Directors and Executive Officers as a Group	1,412,084	35,071,400	36,483,484	83.9%
Principal Shareholders:
YAOH WDAI LTD(1)	—	35,071,400	35,071,400	83.2%
Hakim Unique Technology Limited(2)	9,953,300	—	9,953,300	4.7%
*	Less than 1% of our total outstanding shares.

**

Except as indicated otherwise below, the business address of our directors and executive officers is No.668, Jianshe 3rd Road, Xiaoshan District Hangzhou, Zhejiang Province, People’s Republic of China.

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

(2)

Represents 9,953,300 Class A ordinary shares held by Hakim Unique Technology Limited, as reported in the Schedule 13G filed by Hakim Unique Technology Limited on January 28, 2019. The registered address of Hakim Unique Technology Limited is Craigmuir Chamers, Road Town, Tortola, VG 1110, British Virgin Islands. Hakim Unique Technology Limited is wholly owned by Hakim Unique internet Co., Ltd., a public company listed on the Shenzhen Stock Exchange.

As of March 31, 2022, a total of 31,200,214 Class A ordinary shares are held by two of our shareholders in the United States, representing approximately 44.3% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

Transactions with Mr. Hong Yao, Companies Controlled by Mr. Yao or His Immediate Family Members

As of December 31, 2021, we had RMB7 thousand (US$1 thousand) due to Mr. Hong Yao. Such amounts mainly represented Mr. Yao’s investment balance on our platform.

We incurred RMB15.3 million (US$2.4 million) of partner-operated service centers' operating costs and expenses to certain other companies, which are also our service centers operation partners controlled by immediate family members of Mr. Hong Yao, in 2021. As of December 31, 2021, we had RMB384 thousand (US$61 thousand) due to these companies, respectively.

As of December 31, 2021, we had RMB28.3 million (US$4.4 million) due from Hangzhou Ruituo, a company controlled by Mr. Hong Yao. Such amounts mainly represented loans provided to Hangzhou Ruituo and receivable from the disposal of automobile collaterals Hangzhou Ruituo of overdue loans.

As of December 31, 2021, we had RMB708 thousand (US$111 thousand) due to Hangzhou Ruituo. Such amounts mainly represented Hangzhou Ruituo’s investment balance on our platform.

As of December 31, 2021, we had RMB2.7 million (US$420 thousand) due from Zhejiang Ruituo Nonfinancing Guarantee Co., Ltd., or Zhejiang Ruituo Non-financing, a company controlled by Mr. Hong Yao. Such amounts mainly represented loans provided to Zhejiang Ruituo Non-financing.

Transactions with Certain Other Members of Our Management, Companies Controlled by Them or Their Immediate Families

In addition to our transactions with Mr. Hong Yao, we have engaged in transactions with certain other members of our key management and their immediate families.

We incurred RMB6.2 million (US$1.0 million) of partner-operated service centers’ operating costs and expenses to certain other companies, which are our service centers operation partners controlled by immediate family members of Ms. Yunqun Sun, in 2021. As of December 31, 2021, we had nil due to these companies.

Contractual Arrangements with Weidai Financial Information and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value added telecommunications services in China. As a result, we operate our relevant business through Weidai Financial Information, our VIE, based on a series of contractual arrangements. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Weidai Financial Information.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.”

C.   Interest of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

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

ITEM 9.THE OFFER AND LISTING

A.Offering and Listing Details

Our ADSs, each representing one of our Class A ordinary shares, have been listed on the NYSE since November 15, 2018. Our ADSs trade under the symbol “WEI.” In 2018 and 2019, no significant trading suspensions occurred. Trading was suspended on October 20, 2020 following the unusual trading activities related to our ADSs on the NYSE. The trading in our ADSs resumed before market on October 21, 2020.

B.Plan of Distribution

Not applicable.

C.Markets

The principal trading market for our ADSs is the NYSE.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

•the instrument of transfer is in respect of only one class of ordinary shares;

•the instrument of transfer is properly stamped, if required;

•in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Changes in Capital

We may from time to time by ordinary resolution:

•increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•sub-divide our existing shares, or any of them into shares of a smaller amount; or

•cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. Under the Companies Act, the requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•an exempted company’s register of members is not open to inspection;

•an exempted company does not have to hold an annual general meeting;

•an exempted company may issue no par value shares;

•an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•an exempted company may register as a limited duration company; and

•an exempted company may register as a segregated portfolio company.

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

In addition, there are statutory provisions applicable to a scheme of arrangement that facilitate the takeover of companies or the reconstruction and amalgamation of companies, provided that the scheme of the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•the statutory provisions as to the required majority vote have been met;

•the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority shareholders or creditors to promote interests adverse to those of the class;

•the scheme of arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•a company acts or proposes to act illegally or ultra vires;

•the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•those who control the company are perpetrating a “fraud on the minority.”

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

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share of Cayman Islands exempted companies, except those which hold interests in land in the Cayman Islands or if the instrument of Transfer is brought into the Cayman Islands.

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

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

•75 percent or more of our gross income for the taxable year is passive income; or

•the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

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

As a result of changes in the nature and mix of our assets, and the value of our assets as implied by the price of our ADSs, we believe that it is likely that we would be classified as a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2021 and that there is a significant risk that we will be a PFIC for the current and future taxable years. Moreover, recently proposed U.S. Treasury regulations would, if finalized in their current form, substantially increase the likelihood that we will be classified as a PFIC in the future. Changes to our business plan also could significantly affect the likelihood that we may be or become a PFIC. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We have been and may continue to rectify our business to ensure full compliance with laws and regulations governing the marketplace lending industry.”

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

A U.S. Holder may be able to avoid the unfavorable rules described above by electing to mark its ADSs to market, provided the ADSs are treated as “marketable stock.” The ADSs generally will be treated as marketable stock if the ADSs are “regularly traded” on a “qualified exchange or other market” (which includes the New York Stock Exchange). The ADSs are traded on the New York Stock Exchange, but there is no guarantee they will remain so traded. See “Item 3. Key Information — D. Risk Factors — Risks Related to our American Depositary Shares, Our ADSs may be delisted if the trading prices of our ADSs fail to comply with the minimum price requirement of NYSE.” Further, it should also be noted that only the ADSs and not the ordinary shares are listed on the New York Stock Exchange. Consequently, a U.S. Holder that holds ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election in respect of those ordinary shares. If the U.S. Holder makes a mark-to-market election, the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over the U.S. Holder’s basis in those ADSs. If at the end of the U.S. Holder’s taxable year, the U.S. Holder’s basis in the shares or ADSs exceeds their fair market value, the U.S. Holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the U.S. Holder’s net mark-to-market gains from previous years. A U.S. Holder’s adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, any gain the U.S. Holder recognizes upon the sale of the U.S. Holder’s ADSs in a year in which we are PFIC will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of the U.S. Holder’s net mark-to-market gains from previous years. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a “qualified exchange or other market” or the Internal Revenue Service (“IRS”) consents to the revocation of the election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. Because a mark-to-market election generally cannot be made for any lower-tier PFICs that we may own (unless shares of such lower-tier PFIC are themselves “marketable”), a U.S. Holder who makes a mark-to-market election with respect to our ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC. U.S. Holders are urged to consult their own tax advisors about the availability of the mark- to-market election, the consequences of not making a mark-to-market election for the first year during which a U.S. Holder holds interests in our ADSs or ordinary shares and we are a PFIC, and whether making the election would be advisable in their particular circumstances.

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

Subject to certain exceptions for short-term and hedged positions, the dividends received by a non-corporate U.S. Holder with respect to the ordinary shares or ADSs will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the ordinary shares or ADSs will be treated as qualified dividends if:

•the ordinary shares or ADSs on which the dividend is paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program; and

•we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC.

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

However, as discussed above under “Passive Foreign Investment Company Rules,” we believe it is likely that we would be classified as a PFIC for our taxable year ending December 31, 2021 and that there is a significant risk that we will be a PFIC for the current and future taxable years. Accordingly, U.S. Holders of ordinary shares or ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate for dividends with respect to our ordinary shares or ADSs.

Dividend distributions with respect to our ordinary shares or ADSs generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. As a result of recent changes to the foreign tax credit rules, for taxable years beginning after December 28, 2021, PRC tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder, unless the U.S. Holder is eligible for and elects benefits under the U.S.-PRC Tax Treaty. We have not determined whether these requirements have been met, and, accordingly, no assurance can be given that any PRC tax will be creditable. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or the deductibility of foreign taxes under their particular circumstances.

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

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a PRC tax is imposed on the sale or other disposition, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC tax. In addition, as a result of recent changes to the foreign tax credit rules, for taxable years beginning after December 28, 2021, any PRC tax imposed on the sale or other disposition of the ADSs or ordinary shares by a U.S. Holder is unlikely to be treated as a creditable tax for the U.S. Holder, unless the U.S. Holder is eligible for and elects benefits under the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ADSs or ordinary shares.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. For Renminbi against U.S. dollar, there was depreciation of approximately 1.6% in 2019, appreciate of approximately 6.5% in 2020, and appreciate of approximately 2.5% in 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of December 31, 2021, we had Renminbi-denominated cash balance of RMB225.9 million. Assuming we had converted RMB225.9 million into U.S. dollars at the exchange rate of RMB6.3726 for US$1.00 as of December 30, 2021, our U.S. dollar cash balance, including US$17.3 million U.S dollar we held, would have been US$52.7 million. If the Renminbi had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$49.5 million instead.

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

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
●
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares
Up to U.S. 5¢ per ADS (or fraction thereof) issued

● Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) canceled

● Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS (or fraction thereof) held

● Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS (or fraction thereof) held

● Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS (or fraction thereof) held

● ADS Services	Up to U.S. 5¢ per ADS (or fraction thereof) held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

●taxes (including applicable interest and penalties) and other governmental charges;
●such registration fees as may from time to time be in effect for the registration of deposited shares or other securities on the share register and applicable to transfers of deposited shares or other securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing shares or withdrawing deposited shares and other deposited property or of the holders and beneficial owners of ADSs;
●the expenses and charges incurred by the depositary in the conversion of foreign currency (including transaction spreads);
●such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to deposited shares or other securities, ADSs and ADRs; and
●the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited shares or other securities.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2021, we did not received reimbursement from the depositary.

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

For the period from November 7, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2018, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$4.1 million, which included US$3.5 million in underwriting discounts and commissions for the initial public offering and approximately US$0.6 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates

For the period from November 7, 2018, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2021, we used (i) RMB350.6 thousand (US$49.7 thousand) for sales and marketing activities; and (ii) RMB6.5 million (US$1.0 million) for general corporate purpose.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

In connection with the audits of our consolidated financial statements as of December 31, 2016 and 2017 and for the years ended December 31, 2016 and 2017, we and our predecessor independent registered public accounting firm identified a material weakness in our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of December 31, 2019 and the results of our operations and our cash flows for the year ended December 31, 2019, we and our successor independent registered public accounting firm determined this material weakness remains as of December 31, 2019, 2020 and 2021. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2021.

Because such remediation measures had not been fully implemented, our management concluded that the material weakness still existed as of December 31, 2021. We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that William Yuen, our independent director (under the standards set forth under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is an “audit committee financial expert.”

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

	Year Ended December 31,
	2020		2021
	RMB	US$	RMB	US$

	(in thousands)
Audit fees(1)	3,263	500	2,995	470
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

In addition, we are a “controlled company” under the New York Stock Exchange Listed Company Manual because Mr. Hong Yao beneficially owns a majority of the aggregate voting power of our company. We opt to rely on certain exemptions that are available to controlled companies from NYSE corporate governance requirements, including the following, which we do not intend to meet voluntarily:

•that we have a majority of independent directors on our board;

•that we have a nominating committee and a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-226790), as amended, initially filed with the Securities and Exchange Commission on November 7, 2018)

2.3

Form of Deposit Agreement and Amendment No. 1 to Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 POS (File No. 333-227701), as amended, initially filed with the Securities and Exchange Commission on January 14, 2022)

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm

15.2*	Consent of Zhejiang Hangtianxin Law Firm

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*     Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Weidai Ltd.

By:	/s/ Feng Chen
Name:	Feng Chen
Title:	Chief Financial Officer

Date: April 22, 2022

WEIDAI LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Weidai Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Weidai Ltd. (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income(loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

New York, NY

April 22, 2022

WEIDAI LTD.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	409,498	234,568	36,809
Restricted cash	195,940	101,383	15,909
Loans and advances, net (net of allowance of RMB1,514,186 andRMB1,923,315 (US$301,810) as of December 31, 2020 and 2021, respectively)	732,016	485,249	76,146
Short-term investments	—	158,565	24,882
Prepaid expenses and other assets, net -current	302,261	113,752	17,850
Deposits	534,058	—	—
Amounts due from related parties	15,360	32,829	5,152
Total current assets	2,189,133	1,126,346	176,748
Non-current assets:
Long-term investments	13,574	13,333	2,092
Prepaid expenses and other assets–non current	18,614	9,204	1,444
Property, equipment and software, net	37,672	28,874	4,531
Right-of-use assets	—	21,910	3,438
Deferred tax assets	403,852	—	—
Total non-current assets	473,712	73,321	11,505
TOTAL ASSETS	2,662,845	1,199,667	188,253

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
LIABILITIES AND EQUITY

Current liabilities (including current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB1,048,510 and RMB638,869 (US$100,251) as of December 31, 2020 and 2021, respectively):

Short-term borrowings	43,480	5,899	926
Current account with online investors and borrowers	254,175	138,683	21,762
Income tax payable	242,638	236,011	37,035
Accrued expenses and other liabilities	366,020	301,080	47,246
Amounts due to related parties	5,146	1,175	184
Operating lease liabilities-current	—	5,679	891
Contract liabilities-current	163,057	58,515	9,182
Total current liabilities	1,074,516	747,042	117,226

Non-current liabilities (including non-current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB19,237 and RMB17,319 (US$2,718) as of December 31, 2020 and 2021, respectively):

Operating lease liabilities-non current	—	17,319	2,718
Contract liabilities-non current	19,237	—	—
Total non-current liabilities	19,237	17,319	2,718
Total liabilities	1,093,753	764,361	119,944

Commitments and contingencies

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	As of December 31,
	2020	2021
	RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares (par value of US$0.000002 per share; and 35,390,055 and 35,390,055 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	—	—	—
Class B ordinary shares (par value of US$0.000002 per share; 35,071,400 and 35,071,400 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	1	1	—
Additional paid-in capital	1,241,845	1,252,103	196,482
Accumulated other comprehensive loss	(2,510)	(2,510)	(394)
Retained earnings (accumulated deficit)	325,750	(814,916)	(127,878)
Total Weidai Ltd. shareholder’s equity	1,565,086	434,678	68,210
Noncontrolling interests	4,006	628	99
Total equity	1,569,092	435,306	68,309
TOTAL LIABILITIES AND EQUITY	2,662,845	1,199,667	188,253

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net revenues:
Loan service fee (including related party amounts of RMB306,RMB20 and nil for the years ended December 31, 2019, 2020 and 2021, respectively)	2,955,050	1,411,061	698,840	109,663
Other revenues	273,433	97,783	10,153	1,593
Financing income	195,364	52,837	2,069	325
Less: Funding costs	(50,610)	(21,992)	(907)	(142)
Net financing income	144,754	30,845	1,162	183
Business related taxes and surcharges	(15,743)	(3,540)	(2,690)	(422)
Total net revenues	3,357,494	1,536,149	707,465	111,017
Provision for loans and advances	(1,239,962)	(803,736)	(807,281)	(126,680)
Net revenues (loss) after provision for loans and advances	2,117,532	732,413	(99,816)	(15,663)
Operating costs and expenses:
Provision for financial guarantee liabilities	(19,206)	(103,027)	(76,115)	(11,944)
Origination and servicing (including related party amounts of RMB73,008,RMB29,022 and RMB 15,348(US$2,408) for the years ended December 31, 2019,2020 and 2021, respectively)	(1,388,640)	(766,275)	(380,601)	(59,725)
Sales and marketing	(138,068)	(15,113)	(3,424)	(537)
General and administrative	(281,956)	(229,506)	(161,989)	(25,420)
Research and development	(81,664)	(27,144)	(22,193)	(3,483)
Total operating costs and expenses	(1,909,534)	(1,141,065)	(644,322)	(101,109)

The accompanying notes are an integral part of the consolidated financial statements

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Income/(loss) from operations	207,998	(408,652)	(744,138)	(116,772)
Interest income/(expense) and foreign currency exchange gain/(loss), net	39,616	(89)	134	21
Government subsidies	106,873	4,221	1,370	215
Other income, net	13,998	6,663	2,444	384
Net income/(loss) before income taxes	368,485	(397,857)	(740,190)	(116,152)
Income tax expenses	(105,243)	(316,486)	(403,854)	(63,374)
Net income/(loss)	263,242	(714,343)	(1,144,044)	(179,526)
Net (income)/loss attributable to noncontrolling interests	(9,632)	1,770	3,378	530
Net income/(loss) attributable to ordinary shareholders	253,610	(712,573)	(1,140,666)	(178,996)
Earnings/(loss) per share:
Basic	3.60	(10.11)	(16.19)	(2.54)
Diluted	3.60	(10.11)	(16.19)	(2.54)

Shares used in earnings/(loss) per share computation:
Basic	70,449,524	70,461,455	70,461,455	70,461,455
Diluted	70,449,524	70,461,455	70,461,455	70,461,455

Other comprehensive income
Foreign currency translation adjustment	190	—	—	—
Comprehensive income/(loss)	263,432	(714,343)	(1,144,044)	(179,526)
Comprehensive (income)/loss attributable to noncontrolling interests	(9,632)	1,770	3,378	530
Comprehensive income/(loss) attributable to ordinary shareholders	253,800	(712,573)	(1,140,666)	(178,996)

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	Attributable to Weidai Ltd.

	Class A ordinary shares		Class B ordinary shares
						Accumulated		Total Weidai
					Additional	other		Ltd.
	Number of		Number of		paid-in	comprehensive	Retained	shareholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	capital	loss	earnings	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	35,375,777	—	35,071,400	1	1,170,956	(2,700)	784,713	1,952,970	8,526	1,961,496
Dividends declared by a subsidiary		—	—	—	—	—	—	—	(6,646)	(6,646)
Exercise of restricted shares	14,278	—	—	—	—	—	—	—	—	—
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(5,373)	(5,373)
Shared-based compensation	—	—	—	—	64,796	—	—	64,796	—	64,796
Other comprehensive loss	—	—	—	—	—	190	—	190	—	190
Net income	—	—	—	—	—	—	253,610	253,610	9,632	263,242
Balance as of December 31, 2019	35,390,055	—	35,071,400	1	1,235,752	(2,510)	1,038,323	2,271,566	6,139	2,277,705
Dividends declared by a subsidiary	—	—	—	—	—	—	—	—	(362)	(362)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	(1)	(1)
Shared-based compensation	—	—	—	—	6,093	—	—	6,093	—	6,093
Net loss	—	—	—	—	—	—	(712,573)	(712,573)	(1,770)	(714,343)
Balance as of December 31, 2020	35,390,055	—	35,071,400	1	1,241,845	(2,510)	325,750	1,565,086	4,006	1,569,092
Shared-based compensation	—	—	—	—	10,258	—	—	10,258	—	10,258
Net loss	—	—	—	—	—	—	(1,140,666)	(1,140,666)	(3,378)	(1,144,044)
Balance as of December 31, 2021	35,390,055		35,071,400	1	1,252,103	(2,510)	(814,916)	434,678	628	435,306
Balances as of December 31, 2021, in US$	—	—	—	—	196,482	(394)	(127,878)	68,210	99	68,309

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income/(loss)	263,242	(714,343)	(1,144,044)	(179,525)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Provision for loans and advances	1,239,962	803,736	807,281	126,680
Depreciation and amortization	42,586	29,431	13,001	2,040
Amortization of operating lease right-of-use asset	—	—	4,142	650
Loss on disposal of property and equipment	1,721	399	139	22
Share-based compensation expenses	64,796	6,093	10,258	1,610
Impairment of Long-term investment	—	—	241	38
Impairment of Goodwill	—	5,812	—	—
Provision for Prepaid expenses and other assets	15,090	59,844	57,696	9,053
Deferred income tax	(260,050)	271,237	403,852	63,373
Changes in operating assets and liabilities:
Prepaid expenses and other assets	94,920	84,042	140,223	22,004
Deposits		(534,058)	—	—
Amounts due from related parties	(2,255)	8,692	(17,469)	(2,741)
Current account with online investors and borrowers	(730,395)	(1,021,035)	(115,492)	(18,123)
Income tax payable	166,423	5,536	(6,627)	(1,040)
Operating lease liabilities	—	—	(3,054)	(479)
Accrued expenses and other liabilities	(114,995)	(30,650)	(64,940)	(10,191)
Amounts due to related parties	322	(23,904)	(3,971)	(623)
Contract liabilities	105,745	(287,729)	(123,779)	(19,424)
Net cash provided by/(used in) operating activities	887,112	(1,336,897)	(42,543)	(6,676)

Cash flows from investing activities:
Purchase of short-term investments	(5,500)	—	(158,565)	(24,882)
Redemption of short-term investments	9,600	—	—	—
Payments to originate loans and advances	(11,053,947)	(1,678,200)	(109,821)	(17,234)
Proceeds from collection of loans and advances	10,150,398	1,709,967	83,365	13,082
Addition of long-term investments	(241)	—	—	—
Purchase of property, equipment and software	(22,359)	(7,719)	(4,342)	(681)
Net cash (used in)/provided by investing activities	(922,049)	24,048	(189,363)	(29,715)

Cash flows from financing activities:
Payments to institutional funding partners and online investors for advanced funds	(1,114,926)	(296,990)	(37,581)	(5,897)
Payment of IPO related costs	(15,167)	(1,099)	—	—
Net cash used in financing activities	(1,130,093)	(298,089)	(37,581)	(5,897)

The accompanying notes are an integral part of the consolidated financial statements.

WEIDAI LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”),

except for number of shares and per share data)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	190	—	—	—
Net decrease in cash, cash equivalents and restricted cash	(1,164,840)	(1,610,938)	(269,487)	(42,288)
Cash, cash equivalents and restricted cash at the beginning of the year	3,381,216	2,216,376	605,438	95,006
Cash, cash equivalents and restricted cash at the end of the year	2,216,376	605,438	335,951	52,718

Supplemental disclosure of cash flow information:
Interest paid	(50,610)	—	—	—
Income taxes paid	(255,309)	(21,159)	(3,782)	(593)
Income tax refunded	—	48,279	1,017	160

Supplemental disclosure of Non-cash investing activities:
Right-of-use assets obtained in exchange for new operating lease liabilities	—	—	20,022	3,142

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	1,075,557	409,498	234,568	36,809
Restricted cash	1,140,819	195,940	101,383	15,909
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	2,216,376	605,438	335,951	52,718

The accompanying notes are an integral part of the consolidated financial statements.

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

Reorganization transactions

In preparation of its IPO in the United States, the following transactions were undertaken to reorganize the legal structure of the Company. On February 5, 2018, the Company set up a wholly-owned subsidiary, Weidai HK Limited (“Weidai HK”) in Hong Kong. On March 15, 2018, Weidai HK set up a wholly-owned subsidiary, Weidai Co., Ltd. (“Weidai Co.”) in the PRC. On April 10, 2018, the Company, through Weidai Co., entered into a series of contractual agreements with Weidai (Hangzhou) Financial Information Service Ltd. (“Weidai (Hangzhou)”, or the “Hangzhou VIE”) and its shareholders (the “VIE Agreements”) to transfer the business operations of the VIE to the Company. In return, the Company issued 48,392,050 of ordinary shares to YAOH WDAI LTD, an entity controlled by Mr. Yao Hong (“the Founder”) and the other ordinary shareholders of the VIE, as well as 9,146,250 of Series A preferred shares, 1,829,250 of Series A+ preferred shares, 3,048,800 of Series B preferred shares, 3,074,400 of Series C preferred shares to the respective series of preferred shareholders of the VIE. On January 28, 2019, the Company, through Weidai Co., entered into a series of contractual arrangements with Yuntuo Group Co., Ltd. (“Yuntuo”, or the “Yuntuo VIE”) and its shareholders (the “VIE Agreements”), to conduct a portion of the business through Yuntuo. Weidai (Hangzhou) and Yuntuo are collectively known as the “VIEs”.

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

On November 15, 2018, the Company completed its IPO on the New York Stock Exchange.

As of December 31, 2021, the Company’s subsidiaries, VIEs and primary subsidiaries of VIEs are as follows:

			Percentage
			of legal
			ownership
	Date of	Place of	by the
Entity	incorporation	incorporation	Company	Principal activities
Subsidiaries
Weidai HK Limited	February 5, 2018	Hong Kong	100%	Investment holding
Weidai Co., Ltd.	March 15, 2018	PRC	100%	Investment holding
Rymo Technology Industry Limited	September 22, 2009	Hong Kong	100%	Investment holding
Weidai Singapore PTE. LTD.	February 28, 2019	Singapore	100%	Online finance marketplace business
QianTang (Philippines) Lending Inc.	May 31, 2019	Philippines	100%	Online finance marketplace business
Zhejiang Qunshuo Digital Technology Co., Ltd.	August 7, 2014	PRC	100%	Internet Technology
Youxian Weirui Technology Co., Ltd.	June 17, 2019	PRC	100%	Internet Technology
Shanghai Zaohui Finance Lease Co., Ltd.	December 18, 2015	PRC	100%	Asset Management
Hangzhou Weian Finance Lease Co., Ltd.	October 21, 2016	PRC	100%	Asset Management
Harbin Yuntuo Business Management Co., Ltd.	September 17, 2020	PRC	100%	Business Management

VIEs
Weidai (Hangzhou) Financial Information Service Ltd.	December 25, 2014	PRC	Nil	Online finance marketplace business
Yuntuo Group Co., Ltd.	January 15, 2019	PRC	Nil	Online finance marketplace business

Percentage
of legal
ownership
	Date of	Place of	by the
Entity	incorporation	incorporation	Company	Principal activities
Subsidiaries of the VIEs
Qianwei (Hangzhou) Technology Co., Ltd.	September 29, 2015	PRC	Nil	Asset Management
Ruituo (Hangzhou) Internet Financial Information Services Co., Ltd.	July 30, 2015	PRC	Nil	Asset Management
Yiwu Weirui Internet Technology Co., Ltd.	September 29, 2015	PRC	Nil	Asset Management
Hangzhou Yiqitou Investment Advisory Co., Ltd.	October 28, 2016	PRC	Nil	Consulting
Liangche (Hangzhou) Internet Technology Co., Ltd.	February 21, 2017	PRC	Nil	Internet Technology
Hangzhou Yaowei Technology Co., Ltd.	January 24, 2018	PRC	Nil	Technology development and service
Hangzhou Jiujiu Financial Information Services Co., Ltd.	August 25, 2015	PRC	Nil	Finance information service
Beihai Hongri Technology Co., Ltd.	August 30, 2019	PRC	Nil	Internet Technology
Guangzhou Weirui Technology Co., Ltd	September 5, 2018	PRC	Nil	Internet Technology
Fuzhou Weidai Online Microcredit Co., Ltd.	June 23, 2017	PRC	Nil	Micro-loan business
Foshan Hongliang Investment Consulting Co., Ltd	February 2, 2015	PRC	Nil	Business Management
Youxian Qianfeng Business Management Co., Ltd.	May 22, 2019	PRC	Nil	Business Management
Hangzhou Yaohong Technology Co., Ltd.	April 7, 2016	PRC	Nil	Internet Technology

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

Despite the lack of majority ownership, the Company has effective control of the VIEs through a series of VIE Agreements. Through the VIE Arrangements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, through the exclusive business operation agreement, the Company, through its wholly-owned subsidiary in the PRC, have the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and its subsidiaries as required by SEC Regulation S-X Rule 3A-02 and ASC topic 810 (“ASC 810”), Consolidation.

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

Pursuant to the exclusive business cooperation agreement entered into amongst Weidai Co. and Weidai (Hangzhou) and Yuntuo, Weidai Co. provides exclusive technical support and consulting services in return for fees based on 100% of Weidai (Hangzhou)’s and Yuntuo’s net income, which is adjustable at the sole discretion of Weidai Co.. Without Weidai Co.’s consent, the VIEs and its subsidiaries cannot procure services from any third party or enter into similar service arrangements with any other third party, except for the ones appointed by Weidai Co.. This agreement is irrevocable or can only be unilaterally revoked or amended by Weidai Co.

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

Pursuant to the financial support undertaking letter, the Company is obligated to provide unlimited financial support to the Weidai (Hangzhou) and Yuntuo, to the extent permissible under the applicable PRC laws and regulations. The Company will not request repayment of the loans or borrowings if the Weidai (Hangzhou) and Yuntuo, or their shareholders do not have sufficient funds or are unable to repay.

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

The table sets forth the assets and liabilities of the VIEs and subsidiaries of VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Current assets:
Cash and cash equivalents	124,906	108,023	16,951
Restricted cash	195,940	101,383	15,909
Loans and advances, net	732,016	485,249	76,146
Prepaid expenses and other assets,net-current	291,725	69,439	10,896
Deposits	206,076	—	—
Amounts due from Weidai Ltd. and its wholly-owned subsidiaries	182,912	483,887	75,932
Amounts due from related parties	15,360	32,829	5,152
Total current assets	1,748,935	1,280,810	200,986
Non-current assets:
Long-term investments	13,333	13,333	2,092
Prepaid expenses and other assets-non current	17,252	9,149	1,436
Property, equipment and software, net	32,281	21,231	3,332
Right-of-use assets	—	21,910	3,438
Deferred tax assets	403,852	—	—
Total non-current assets	466,718	65,623	10,298
Total assets	2,215,653	1,346,433	211,284

Current liabilities:
Payable to institutional funding partners and online investors	43,480	5,899	926
Current account with online investors and borrowers	254,175	138,683	21,762
Income tax payable	242,638	236,011	37,035
Accrued expenses and other liabilities	340,014	192,907	30,271
Amounts due to Weidai Ltd. and its wholly-owned subsidiaries	824,013	1,132,643	177,737
Amounts due to related parties	5,146	1,175	184
Operating lease liabilities-current	—	5,679	891
Contract liabilities-current	163,057	58,515	9,182
Total current liabilities	1,872,523	1,771,512	277,988
Non-current liabilities:
Operating lease liabilities-non current	—	17,319	2,718
Contract liabilities-non current	19,237	—	—
Total non-current liabilities	19,237	17,319	2,718
Total liabilities	1,891,760	1,788,831	280,706

The table sets forth the results of operations of the VIEs and subsidiaries of VIEs included in the Company’s consolidated statements of comprehensive income (loss):

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net revenues	2,709,562	1,426,605	648,270	101,728
Net income/(loss)	27,298	(625,353)	(1,090,282)	(171,089)

The table sets forth the cash flows of the VIEs and subsidiaries of VIEs included in the Company’s consolidated statements of cash flows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	584,053	(1,557,785)	(795,178)	(124,780)
Net cash used in investing activities	(913,760)	24,048	(30,798)	(4,833)
Net cash (used in)/provided by financing activities	(1,029,213)	174,273	714,536	112,126

The amount of the net assets of the VIEs and subsidiaries of VIEs was RMB323,893 as of December 31, 2020 and net liabilities of the VIEs and subsidiaries of VIEs was RMB442,398 (US$69,422) as of December 31, 2021, respectively. The creditors of the VIEs and subsidiaries of VIEs’ third-party liabilities did not have recourse to the general credit of the primary beneficiary in the normal course of business.

Change of business operations and repayment to peer-to-peer investors

In 2020, due to the increasingly stringent regulatory environment and deteriorating macro economy, the Company began winding down its peer-to-peer lending operations. In February 2020, the Company ceased originating new loans with borrowers.

Since July 2020, the Company has agreed with the local government to have all collections from borrowers of loans previously facilitated in the peer-to-peer business, along with cash contributed from the Company, deposited into a “special account” which will be used to repay the investors who funded these loans.

In July 2021, the Company, in cooperation with the local government, repaid all outstanding net principal balances to peer-to-peer investors. The Company reclassified the deposit balance that was in the special account to “Loans and advances, net” on the consolidated balance sheet as of December 31, 2021 as the “special account” was closed after the repayment to investors.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, revenue recognition, allowance for loans and advances, financial assets receivable and guarantee liabilities, useful life of long-lived assets, share-based compensation, valuation allowance for deferred tax assets, uncertain tax positions, short-term and long-term investments, and impairment of goodwill.

Management bases these estimates on its historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Foreign currency translation and transactions

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currencies of the Company’s entities incorporated in Cayman Islands and Hong Kong are US$. The functional currencies of the Company’s PRC subsidiary, VIEs and VIEs’ subsidiaries are the RMB. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters.

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

Transactions denominated in other than the functional currencies are remeasured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date. The foreign exchange differences are recorded in the consolidated statements of comprehensive income (loss).

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the readers have been calculated at the exchange rate of RMB6.3726 per US$1.00 on December 31, 2021, the last business day in fiscal year 2021, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents.

As of December 31,2020, and 2021, the cash and cash equivalents amounted to RMB409,498 and RMB234,568 (US$36,809), respectively. The cash held in PRC entities amounted to RMB226,754 and RMB216,870 (US$34,031) as of December 31, 2020 and 2021, respectively.

Restricted cash

The Company’s restricted cash mainly represents (i) cash received but has not yet been disbursed, including idle funds due to investors whom recharge to the accounts on the platform but have not yet invested or fully funded the loans and funds due to borrowers that investors lend to borrowers but borrowers have not yet withdrawn. Such funds were processed through a designated bank account. As of December 31, 2020, and 2021, the restricted cash related to cash not yet disbursed amounted to RMB138,681 and RMB70,114 (US$11,002), respectively; and (ii) cash held by banks as guarantee deposits paid on contracts and other restrictions amounted to RMB26,155 and RMB3,998 (US$627) as of December 31, 2020 and 2021, respectively; and (iii) cash froze by authorities amounted to RMB 31,104 and RMB27,271 (US$ 4,279) as of December 31, 2020 and 2021, respectively.

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

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

◾	Level 1 - Observable inputs that reflect quoted prices in active markets for identical assets or liabilities.
◾	Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
◾	Level 3 - Unobservable inputs which are supported by little or no market activity.

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

In accordance with ASC 820, the Company measures available-for-sale investments at fair value on a recurring basis. The fair value of the Company’s available-for-sale debt securities are measured using the income approach, based on quoted market interest rates of similar instruments and other significant inputs derived from or corroborated by observable market data, which is classified in Level 2 of the valuation hierarchy. The fair value of time deposits is determined based on the prevailing interest rates in the market, which is classified in Level 1 of the valuation hierarchy. No fair value hierarchy measurement change for the year ended 2019, 2020 and 2021.

The Company did not disclose the fair value of its cost method investments since the fair value cannot be determined without undue cost and effort. The Company had no financial assets and liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2020 and 2021.

Short-term investments

Short term investments consist of available-for-sale investments. Investments classified as available-for-sale investments are carried at their fair values and the unrealized gains or losses from the changes in fair values are reported net of tax in accumulated other comprehensive income (loss) until realized. Realized gains or losses are included in interest income in the consolidate statements of operations and comprehensive income/(loss) during the period in which the gain or loss is realized.

The Company’s available-for-sale debt securities consist of financial products with maturities of less than one year purchased from commercial banks. The Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by the banks at the end of each period, which is classified in Level 2 of the valuation hierarchy in the fair value measurement.

Loans and advances, net

Loans and advances represent payments due from borrowers. Loans and advances are recorded at amortized cost (i.e. uncollected principal and deferred origination costs), net of allowance. Deferred origination costs are netted against net financing income and amortized over the financing term using the effective interest method.

The Company does not accrue interest income on loan principals that are considered impaired or past due. A corresponding allowance is determined under ASC 450-20 and allocated accordingly. After an impaired loan has been placed on nonaccrual status, interest receivable will be recognized when cash is received by applying first to reduce loan principal and then to interest income thereafter. Interest receivable accrued but not received is generally reversed against interest income. Interest receivables may be returned to accrual status after all of the borrower’s delinquent balances of loan principal and interest have been settled and the borrower remains current for an appropriate period.

Acquired non-performing loans

The Company records acquired non-performing loans in accordance with ASC310-30, Loan and Debt Securities with Deteriorated Credit Quality, when it voluntarily purchases a delinquent loan. Such acquired non-performing loans are expected to be recovered either through the sale of the loan collateral upon foreclosure or from the subsequent payments made by the borrowers and are initially recorded at their purchase price. As the cash flows expected to be collected cannot be estimated because the timing of the collection and the condition of the collateral are indeterminable, the acquired non-performing loans are placed on non-accrual status and impairment is measured based on the historical recovery after the case was withdrawn in November 2021, instead of using the fair value of the collateral less the estimated selling costs.

Allowance for loans and advances

The Company segregates the loans into secured and unsecured, and then into various portfolios, i.e. automobile and home equity, etc. and applies its credit risk management framework to the various portfolio of loans in accordance with ASC 450-20, Loss Contingencies.

Commencing from the second half of 2020, the Company has stopped purchasing any additional non-performing loans due to the changes in the circumstances and industry in which it operates, accordingly, the roll-rate method before 2020 for estimating allowances was then changed to  a combination of probability-of-default and loss-rate methods. The difference in the amounts of allowance between the former and the new estimation methods was insignificant.

The two new methods are applied differently for 1) loans and advances and 2) acquired non-performing loans, while also depending on whether the loans were auto-backed (collateralized) or unsecured.

For auto-backed loans recorded as loans and advances, the Company takes into consideration of a) the monthly default rates of borrowers, and b) the loss-rate, which represents the monetary value of losses incurred as a percentage of the gross balance of those loans. For auto-backed loans recorded as acquired non-performing loans, the Company only takes the loss-rate as the basis to determine its provisions.

For unsecured loans recorded as loans and advances, loss rate of unsecured loans was assessed as 100% for both loans receivable and non-performing loans. For loan receivables, 100% of the unsecured loans were past due over 360 days, which is deemed to have remote possibility to collect any repayment based on the historical experience. For non-performing loans, the balance of unsecured loans was insignificant and the Company assessed provision of all of them as 100% considering the low probability of recoverability.

For the other loan receivable re-classed from deposits, the Company measured the allowance based on the estimated cash collection from peer to peer borrowers used historical recovery rate.

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

Borrowings

The Company may provide loans to borrowers and then transfers the loans to investors at varying rates and tenures. Although the loan is transferred to the investors, the loan principal is not derecognized upon transfer, as the transaction does not represent a transfer of an entire financial asset or a participating interest and the loan is not legally isolated from the Company. Additionally, the terms of the transfer require the Company to guarantee the principal and interest repayment in case of default by the borrowers. As a result, the arrangement is accounted for as a secured borrowing in accordance with ASC 860, Transfers and Servicing. The loan remains on the Company’s consolidated balance sheets and the funds received from the investors are recorded as payable to institutional funding partners and online investors in the Company’s consolidated balance sheets. Borrowings are initially recognized at fair value which equals the cash received from investors, and measured subsequently at amortized cost using the effective interest method.

Guarantee liabilities

The Company provides guarantee to various institutional funding partners and online investors. The guarantee requires the Company to either make repayments for delinquent installment or purchase the loans after a specified period on an individual loan basis. The guarantee liability is exempted from being accounted for as a derivative in accordance with ASC 815-10-15-58.

The guarantee liability consists of two components. The Company’s obligation to stand ready to make delinquent repayments or to purchase the loan over the term of the arrangement (the non-contingent aspect) is accounted for in accordance with ASC 460, Guarantees (“ASC 460”). The contingent obligation relating to the contingent loss arising from the arrangement is accounted for in accordance with

ASC 450, Contingencies (“ASC 450”). At inception, the Company recognizes the non-contingent aspect of the guarantee liability at fair value, which considers the premium required by a third-party market participant to issue the same risk assurance in a standalone transaction.

Subsequent to the initial recognition, the non-contingent aspect of the risk assurance liability is reduced over the term of the arrangement as the Company is released from its stand ready obligation on a loan-by-loan basis based on the borrower’s repayment of the loan principal. The contingent loss arising from the obligation to make future payments is recognized when borrower default is probable and the amount of loss is estimable. The Company considers the underlying risk profile including delinquency status, overdue period, and historical loss experience when assessing the probability of contingent loss. Borrowers are grouped based on common risk characteristics, such as product type. The Company measured contingent loss based on the future payout of the arrangement estimated using the historical default rates of a portfolio of similar loans less the fair value of the recoverable collateral. The amount of provision for financial guarantee liabilities was RMB19,206, RMB103,027 and RMB76,115 (US$11,944) for the years ended December 31,  2019, 2020 and 2021 and was recorded as part of operating expenses. The maximum potential undiscounted future payment which the Company would be required to make under its guarantee obligation is RMB1,143,835 and RMB186,204 (US$29,219) as of December 31, 2020 and 2021, respectively.

Long-term Investments

The Company’s long-term investments consist of cost method investments. In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have control or significant influence and for which there is no readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. The Company regularly evaluates the impairment of the investment based on the performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss recognized in earnings is equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. Impairment loss on the cost method investments recognized is nil, nil and RMB 241 (US$38) for the years ended December 31,2019, 2020 and 2021.

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

In the year ended December 31, 2019, 2020, 2021, the Company recorded a goodwill impairment charge of nil, RMB 5,812 and nil respectively.

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

Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. If the carrying amount of the long-lived asset or asset group is not recoverable when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated, impairment loss is calculated based on the excess of carrying value of the asset over its fair value. No impairment loss was recognized for the years ended December 31, 2019, 2020 and 2021.

Research and development expenses

Research and development expenses are primarily incurred in the development of new services, new features and general improvement of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. No research and development costs were capitalized during the years ended December 31, 2019, 2020 and 2021. The Company recognized research and development expenses amounted to RMB81,664, RMB27,144 and RMB22,193 (US$3,483) for the years ended December 31, 2019, 2020 and 2021, respectively.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recorded as government subsidies in the consolidated statements of operations and comprehensive income (loss) when received. The government subsidies with certain conditions are recorded as liabilities when received and will be recorded as government subsidies in the consolidated statements of operations and comprehensive income (loss) when the conditions are met.

Revenue recognition

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

The Company recognizes revenue by applying the following five steps according to ASC 606 Revenue from Contracts with Customers ("ASC 606"):

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

The Company identified one performance obligation for borrowers and investors respectively under ASC 606, as the loan services are not distinct.

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

For arrangements where the Company does not originate loans to borrowers, these cash incentives are accounted for as reduction of revenue in accordance with ASC 606. Cash incentives accounted for as reduction of revenue amounted to RMB359,568, RMB86,259 and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

For arrangements where the Company originates loans to the borrowers and the related loan payables to investors are recorded on the balance sheet, cash incentives paid upfront will reduce loan payables to investors and loan payables are effectively issued at a discount. If cash incentives are paid to investors over the loan period, the cash incentives are included as repayment to investors for the loan and considered in the effective interest rate of the loan payable to investors. There is no cash incentive as reduction of loan payables for the years ended December 31, 2019, 2020 and 2021.

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

Other revenues

The Company also receives various services fees which are contingent on future events, such as borrower late payment penalties, and net revenue from sale of collateral. These contingent fees are not recognized until the contingencies are resolved and the fees become fixed and determined, which also coincide with when the services are performed and collectability is reasonably assured. These fees are classified within other revenue in the consolidated statements of comprehensive income (loss).

Other revenues consist of:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Late payment penalties	102,910	96,224	9,163	1,437
Others	170,523	1,559	990	156
Total	273,433	97,783	10,153	1,593

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

Contract liability

Contract liability mainly consists of post facilitation service fees which are non-contingent service fees collected at the inception of the loan, and deferred and amortized over the period of the loan.

Revenue recognized for the year ended December 31, 2021 that was included in contract liabilities as of January 1, 2021 was RMB94,791 (US$14,875)

Origination and servicing expense

Origination and servicing expenses primarily consist of customer acquisition costs, employee salaries and benefits for facilitating the loan origination and debt-collection cost.

Advertising expenses

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising Costs. The Company recognized advertising costs of RMB54,167, RMB1,711 and RMB813 (US$128) for the years ended December 31, 2019, 2020 and 2021, respectively.

Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The Company recognized expenses for employee benefits of RMB107,754, RMB51,841 and RMB19,634 (US$3,081) for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Leases

The Company adopted the new lease accounting standard, ASC Topic 842, Leases (‘‘ASC 842’’) from January 1, 2021, using the non-comparative transition option pursuant to ASU 2018-11. Therefore, the Company has not restated comparative period financial information for the effects of ASC 842, and will not make the new required lease disclosures for comparative periods beginning before January 1, 2021. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things (i) allowed the Company to carry forward the historical lease classification; (ii) did not require the Company to reassess whether any expired or existing contracts are or contain leases; (iii) did not require the Company to reassess initial direct costs for any existing leases. For all operating leases except for short-term leases, the Company recognized operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less were short-term lease and not recognized as right-of-use assets and lease liabilities on the combined balance sheets.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives. Some of the Company’s lease agreements contained renewal options; however, the Company did not recognize right-of-use assets or lease liabilities for renewal periods unless it was determined that the Company was reasonably certain of renewing the lease at inception or when a triggering event occurred. The Company’s lease agreements did not contain any material residual value guarantees or material restrictive covenants.

Value added taxes (“VAT”), business related tax and surcharges

The Company is subject to VAT at the rate of 13%, 6% or 3%, depending on whether the entity is a general taxpayer or small-scale taxpayer, and related surcharges on revenue generated from providing services. The Ministry of Finance and the SAT announced notice that the VAT tax rate of 16% is changed into 13% since April 4, 2019.

Output VAT is reported as a deduction to revenue when incurred and amounted to RMB340,877, RMB141,441 and RMB71,148 (US$11,165) for the years ended December 31, 2019, 2020 and 2021, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

The Company is also subject to certain government surcharges on the VAT payable in the PRC. In the consolidated statements of comprehensive income (loss), these surcharges are included in business related tax and surcharges, which are deducted from gross revenues to arrive at net revenues

Share-based compensation

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

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. For each of the periods presented, the Company’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments, and is presented in the consolidated statements of comprehensive income(loss).

Earnings (loss) per share

In accordance with ASC topic 260, Earnings per Share, basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The two-class method is applicable to the Company’s two classes of ordinary shares outstanding, Class A and Class B ordinary shares. The participating rights (liquidation and dividend rights) of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive.

Recent accounting pronouncements

The Company qualifies as an “emerging growth company” (“EGC”) pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An EGC may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include a provision that an EGC does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Company will take advantage of the extended transition period.

Accounting Pronouncements Issued But Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2022 for the Company as an EGC based on ASU 2019-10. The Company is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Group’s financial statements

3.    Concentration of risks

Currency convertibility risk

Substantially all of the Company’s business are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institution at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.

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

The Company manages credit risk of loan principal by performing credit assessments on its borrowers and its ongoing monitoring of the outstanding balances. No individual borrower represented 10% or more of total revenue for the years ended December 31, 2019, 2020 and 2021. No individual borrower represented 10% or more of total loan and advances balance as of December 31, 2020 and 2021.

Financial assets receivable is recognized at loan inception, which is equal to the guarantee liability. The financial assets receivable reduced upon the receipt of the service fee payment from the borrowers. No individual borrower represented 10% or more of total financial assets receivable balance as of December 31, 2020 and 2021.

Guarantee deposits are mainly deposits paid to institutional funding partners for cooperation with these funding partners. There has been no recent history of default in relation to these institutional funding partners.

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

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of 1.3% in the year ended December 31, 2019, appreciation of 6.3% in the year ended December 31, 2020, and appreciation of 2.3% in the year ended December 31, 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

4.    Loans and advances, net

Loans and advances originated and retained by the Company consist of the following:

	As of December 31
	2020	2021
	RMB	RMB	US$
Current portion:
Loans receivable (i)
Auto-backed loans	39,253	30,149	4,731
Other secured loans	28,740	5,901	926
Unsecured loans	22,353	17,408	2,732
Other loan receivable (ii)	—	663,140	104,061
Sub-total	90,346	716,598	112,450

Acquired non-performing loans (iii)
Auto-backed loans	1,762,686	1,314,696	206,304
Other secured loans	385,575	377,270	59,202
Unsecured loans	7,595	—	—
Sub-total	2,155,856	1,691,966	265,506

Total current loans and advances	2,246,202	2,408,564	377,956
Allowance for loans and advances	(1,514,186)	(1,923,315)	(301,810)
Loans and advances, net	732,016	485,249	76,146
(i)	Loans receivable represent loans originated by the Company with an original term up to three years and annual interest rate primarily ranging between 6%~36%;

(iii) Other loan receivable represent the amount of the Company's cash being retained in the special account. The Company reclassified the Deposit balance to Other loan receivable when the local government closed the “special account”. See Note 6 for further discussion.

(iii) Acquired non-performing loans are overdue loans purchased by the Company from online investors and institutional funding partners;

The following table sets forth the activities in the allowance for loans and advances for the years ended December 31, 2019, 2020 and 2021:

	Loans receivable			Acquired non-performing loans
	Auto-	Other		Auto-	Other
	backed	secured	Unsecured	backed	secured	Unsecured
2019	loans	loans	loans	loans	loans	loans	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Beginning balance	(13,013)	(5,340)	(60,409)	(467,774)	(38,701)	(185,113)	(770,350)
Current year provision	9,803	2,447	34,844	(790,565)	(42,696)	(453,795)	(1,239,962)
Recoveries of loans previously written off	—	—	—	(33,587)	(1,180)	(340)	(35,107)
Write-offs	—	—	—	388,541	3,979	385,878	778,398
Deregistration of subsidiary	—	—	—	—	—	7,396	7,396
Ending balance	(3,210)	(2,893)	(25,565)	(903,385)	(78,598)	(245,974)	(1,259,625)

	Loans receivable			Acquired non-performing loans
	Auto-	Other		Auto-	Other
	backed	secured	Unsecured	backed	secured	Unsecured
2020	loans	loans	loans	loans	loans	loans	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Beginning balance	(3,210)	(2,893)	(25,565)	(903,385)	(78,598)	(245,974)	(1,259,625)
Current year provision	591	975	3,212	(265,167)	(204,196)	(339,151)	(803,736)
Recoveries of loans previously written off	—	—	—	(52,931)	(164)	(1,386)	(54,481)
Write-offs	—	—	—	22,857	1,883	578,916	603,656
Deregistration of subsidiary	—	—	—	—	—	—	—
Ending balance	(2,619)	(1,918)	(22,353)	(1,198,626)	(281,075)	(7,595)	(1,514,186)

	Loans receivable				Acquired non-performing loans
	Auto-	Other			Auto-	Other
	backed	secured	Unsecured	Other loan	backed	secured	Unsecured
2021	loans	loans	loans	receivable	loans	loans	loans	Total
	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Beginning balance	(2,619)	(1,918)	(22,353)	—	(1,198,626)	(281,075)	(7,595)	(1,514,186)
Current year provision	(19,713)	(121)	4,945	(339,967)	(367,488)	(85,594)	657	(807,281)
Recoveries of loans previously written off	—	—	—	—	(26,448)	(16)	(279)	(26,743)
Write-offs	—	—	—	—	409,334	8,344	7,217	424,895
Ending balance	(22,332)	(2,039)	(17,408)	(339,967)	(1,183,228)	(358,341)	—	(1,923,315)

5.    Prepaid expenses and other assets, net

	As of December 31,
	2020	2021
	RMB	RMB	US$
Current:
Guarantee deposits (i)	100,609	29,953	4,700
Partner-operated service centers receivable	86,418	105,024	16,481
Prepaid rental and deposits	24,185	15,088	2,368
Prepayment for global position system	20,140	6,851	1,075
Deductible input VAT	17,693	17,106	2,684
Financial asset receivable	17,726	3,784	594
Amounts due from third-party payment platforms (ii)	9,454	3,645	572
Others	92,349	56,310	8,836
Total, gross	368,574	237,761	37,310
Bad debt provision(iii)	(66,313)	(124,009)	(19,460)
Total, net	302,261	113,752	17,850
Non-current:
Prepaid rental and deposits	14,515	8,572	1,345
Others	4,099	632	99
Total	18,614	9,204	1,444
(i)	Guarantee deposits are mainly deposits paid to institutional funding partners for cooperation with these funding partners.
(ii)	Amount due from third-party payment platforms are mainly restricted cash held by third-party payment platform that belong to the borrowers and online investors as of December 31, 2020 and 2021.
(iii)	During the years ended December 31, 2019, 2020 and 2021, the Company recorded bad debt provision of RMB 15,090, RMB59,844, and RMB57,696(US$9,054) in the General and administrative expense, respectively.

6.    Deposits

The Company has been cooperating closely with local authorities in its operation since July 2020.The local authorities set up an account (the “special account”) to collect all cash generated through the Company since July 4, 2020, including the cash from the

Company’s bank accounts and cash repayment (including principal, interest and service fee of the Company) from borrowers except for the principal and interest owed to institutional funding partners.

The local authorities allowed the Company to retain a portion of cash for daily operation expenditures. The special account was set up and controlled by the local authorities for funds collection. The Company recorded the cash that belonged to the Company and collected service fees that was remitted to the special account since July 4, 2020 as deposit on the consolidated balance sheet as of December 31, 2020. The Deposits represented the amount of the Company's cash being retained in the special account.

In July 2021, the Company, in cooperation with the local government, repaid all outstanding net principal balances to peer-to-peer investors. The Company reclassified the Deposit balance to Other loan receivable when the local government closed the “special account”.

7.    Long-term investments

As of December 31, 2020 and 2021, the Company’s long-term investments consist of cost method investments, which are investments in an investee over which the Company does not have control or significant influence and for which there is no readily determinable fair value.

During the years ended December 31, 2019, 2020 and 2021, the Company recorded impairment for long-term investments of nil, nil and RMB241(US$38) in the consolidated statements of comprehensive income (loss), respectively.

8.    Property and equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Computer and electronic equipment	49,480	44,481	6,980
Leasehold improvement	63,634	67,338	10,567
Vehicles	9,373	1,674	263
Office furniture and equipment	2,471	2,491	391
Software	24,240	24,245	3,805
Total	149,198	140,229	22,006
Less: Accumulated depreciation and amortization	(111,526)	(111,355)	(17,475)
Property, equipment and software, net	37,672	28,874	4,531

Depreciation and amortization expenses of the property, equipment and software were RMB42,586, RMB 29,431 and RMB 13,001 (US$2,040) for the years ended December 31, 2019, 2020 and 2021, respectively.

9.  Payable to institutional funding partners and online investors

The following table presents payable to institutional funding partners and online investors as of December 31, 2020 and 2021:

	Fixed annual
	Rate		As of December 31,
	(%)	Term	2020	2021
			RMB	RMB	US$
Current:
Institutional funding partners	3% to 11%	7 to 12 months	39,253	5,899	926
Online investors	3% to 11%	2 to 12 months	4,227	—	—
Total			43,480	5,899	926

10.  Current account with online investors and borrowers

	As of December 31,
	2020	2021
	RMB	RMB	US$
Investor deposits	54,893	38,166	5,989
Undrawn borrower funds and deposits	199,282	100,517	15,773
Total	254,175	138,683	21,762

11.  Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Guarantee liabilities	146,183	83,880	13,163
Payroll and welfare payable	87,109	70,788	11,108
Payable to advancing service providers	8,716	54,832	8,604
Accrued operation and other expense	19,427	18,333	2,877
Payable to investors of P2P loan business	—	12,878	2,021
Other taxes payable	24,536	10,358	1,625
Accrued marketing expense	19,245	10,028	1,574
Prepaid service fee	8,333	8,333	1,308
Others	52,471	31,650	4,966
Total	366,020	301,080	47,246

12.  Interest income/(expense) and foreign currency exchange gain/(loss), net

Interest income/(expense) and foreign currency exchange gain/(loss), net consist of the following:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Interest income	42,013	19,445	6,716	1,054
Bank charges	(3,491)	(493)	(317)	(50)
Exchange gains/(loss)	1,094	(19,041)	(6,265)	(983)
Interest income/(expense) and foreign currency exchange gain/(loss), net	39,616	(89)	134	21

13. Lease

The Company leases office spaces under non-cancellable operating leases. A summary of lease cost recognized in the Company’s combined statements of comprehensive income (loss) is as follows:

	Year Ended December 31,
	2021
	RMB	US$
Operating leases cost excluding short-term rental expense	4,142	650
Short-term lease cost	21,628	3,394
Total	25,770	4,044

A summary of supplemental information related to operating leases is as follows:

	Year Ended December 31,
	2021
	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities	4,710	739
Weighted average remaining lease term (in years)	3.2
Weighted average discount rate.	4.75%

The Company’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term and amount equal to the lease payments in a similar economic environment. The weighted-average discount rate was calculated using the discount rate for the lease that was used to calculate the lease liability balance for each lease and the remaining balance of the lease payments for each lease as of December 31, 2021.

The weighted-average remaining lease terms were calculated using the remaining lease term and the lease liability balance for each lease as of December 31, 2021.

The following table summarizes the maturity of lease liabilities under operating leases as of December 31, 2021:

For the Year Ending December 31,	RMB	US$
2022	6,567	1,031
2023	6,903	1,083
2024	7,281	1,143
2025	3,192	501
2026	926	145
Total lease payments	24,869	3,903
Less: imputed interest	(1,871)	(294)
Total	22,998	3,609
Less: current portion	5,679	891
Non-current portion	17,319	2,718

14.  Income taxes

Enterprise income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no withholding tax is imposed.

Hong Kong

The subsidiary incorporated in Hong Kong is subject to income tax within Hong Kong at the applicable tax rate on taxable income. Since April 1, 2018, our subsidiary incorporated in Hong Kong has been subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to HK$2.0 million and 16.5% on any part of assessable profits over HK$2.0 million. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. For the years ended December 31, 2019, 2020 and 2021, the Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, Weidai HK and Rymo Technology Industry Limited are exempted from income tax on its foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

China

The Company’s subsidiary, VIE and VIE’s subsidiaries domiciled in the PRC were subject to 25% statutory income tax rate in the periods presented. Zhejiang Qunshuo Digital Technology Co., Ltd. and Hangzhou Yaohong Technology Co., Ltd. qualify as High and New Technology Enterprise (“HNTE”) companies in the PRC, and are entitled to pay a reduced income tax rate of 15% for the period from January, 2019 to December 2021. A HNTE Certificate is valid for three years. An entity may re-apply for an HNTE certificate when the prior certificate expires. The HNTE certificate for Zhejiang Qunshuo Electronics Co., Ltd. has been extended for another three years until December 2024.

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

Super deduction on research and development (“R&D”) expenses

Under the EIT law of the PRC, qualified enterprises can enjoy a 175%super deduction for eligible R&D expenses in the year ended 2019, 2020 and 2021. During the years ended December 31, 2019, 2020 and 2021, RMB85,810, RMB30,112 and RMB22,193 (US$3,483) of R&D expense was eligible for the super deduction, which accounts for an RMB13,919, RMB5,646 and RMB 4,161(US$ 653) decrease in tax expense, respectively.

The Company generates substantially all of its profit before income tax in the PRC. The current and deferred components of income tax expenses appearing in the consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Current income tax	365,293	45,249	2	1
Deferred income tax	(260,050)	271,237	403,852	63,373
Total income tax expenses	105,243	316,486	403,854	63,374

The principal components of the deferred tax assets are as follows:

	As of December 31,
	2020	2021
	RMB	RMB	US$
Deferred tax assets
Allowance for loans and advances	613,056	722,633	113,397
Net operating loss carry forwards	70,220	145,472	22,828
Accruals for share-based compensation	42,636	42,636	6,691
Accruals for payroll and other costs	13,589	13,594	2,133
Accruals for other liabilities	30,558	49,587	7,781
Contract liabilities	36,469	12,829	2,013
Lease liabilities	—	4,531	711
Less: valuation allowance	(402,676)	(986,982)	(154,879)
Balance at the end of the year	403,852	4,300	675

Deferred tax liabilities
Right-of-use assets	—	(4,300)	(675)
Balance at the end of the year	—	(4,300)	(675)
Deferred tax assets, net	403,852	—	—

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the PRC subsidiaries’ and VIEs and subsidiaries of the VIEs’ tax years 2015 through 2021 remain open to examination by the taxing jurisdictions. According to PRC tax regulations, the PRC net operating loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. As of December 31, 2021, the Company had net operating losses of RMB616,377 (US$96,723) which will be available to offset future taxable income. If not used, these carryforwards will expire between the year ended December 31, 2022 and 2026.

The Company operates through its subsidiaries, VIEs and subsidiaries of the VIEs. The valuation allowance is considered on an individual entity basis. As of December 31, 2020 and 2021, valuation allowances on deferred tax assets are provided because the Company believes that it is more-likely-than-not that certain of the subsidiaries, VIEs and subsidiaries of the VIE registered in the PRC will not be able to generate sufficient taxable income in the near future, to realize the deferred tax assets carried-forwards.

A reconciliation of the differences between the PRC statutory tax rate is as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Income/(loss) before provision of income tax	368,485	(397,857)	(740,190)	(116,152)
PRC statutory income tax rate	25%	25%	25%	25%
Income tax computed at statutory tax rate	92,121	(99,465)	(185,047)	(29,038)
Difference on tax rate	(18,427)	8,803	4,898	769
Research and development super-deduction	(13,919)	(5,646)	(4,161)	(653)
Non-deductible/non-taxable items	34,168	23,148	3,858	605
Changes in valuation allowance	11,300	389,646	584,306	91,691
Income tax expenses	105,243	316,486	403,854	63,374

Unrecognized Tax Benefits

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Balance at January 1	—	215,531	434,439	68,173
Additions based on tax positions related to current year	215,531	218,908	184,472	28,948
Balance at December 31	215,531	434,439	618,911	97,121

As of December 31, 2020 and 2021, the total unrecognized tax position was RMB434,439 and RMB618,911 (US$97,121), respectively, related to the early write-off for loans. The balance in unrecognized tax benefits if ultimately recognized, would favorably impact the Company’s effective tax rate and result in adjustments to deferred taxes by RMB215,531 (US$33,822) as of December 31, 2020 and December 31, 2021.  The unrecognized tax benefit will remain until the statute expires or the bad debt becomes deductible under PRC tax law, pending clarification of current tax law or audit by the tax authorities.

For the years ended December 31, 2019, 2020 and 2021, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. As of the issuance date of this report, the Group is not notified of any fine or penalty from the PRC tax authorities.

15.  Share capital

Ordinary shares

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

The Company changed the ratio of its ADSs representing its Class A ordinary shares from one ADS representing one Class A ordinary share to one ADS representing five Class A ordinary shares at the open of trading on January 26, 2022 (U.S. Eastern Time).

For Weidai’s ADS holders, the change in the ADS ratio have the same effect as a one-for-five reverse ADS split. There is no change to the Company's Class A ordinary shares. ADS holders of record on the effective date will not be required to take any action in connection with the ADS ratio change. The exchange of every five  then-held ADSs for one new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change. Weidai’s ADSs will continue to be traded on the NYSE under the symbol “WEI”.

Dividends

No dividend was declared for the years ended December 31, 2019, 2020 and 2021.

16.  Related party balances and transactions

a)	Related parties

Name of related parties	Relationship with the Company
Mr. Hong Yao	Founder, chief executive officer and principal shareholder of the Company
Hangzhou Ruituo Technology Co., Ltd.	Entity controlled by Founder
Zhejiang Ruituo Information Technology Co., Ltd.	Entity controlled by Founder
Chunan Yunxiu Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Yuntong Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wenbei Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wenbing Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wenhai Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wenjun Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wenkang Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder

Chunan Wenlin Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wenrong Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wenshe Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wensheng Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wenyang Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wencai Information Advisory Services Company)	Entity controlled by immediate family members of Founder
Chunan Wanglin Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wangqi Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wangqian Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wangqun Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wangxia Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Chunan Wanglan Financial Information Advisory Services Partnership (GP) (formerly known as Chunan Wangcai Information Advisory Services Company)	Entity controlled by immediate family members of Director
Zhejiang Ruituo Non-financing Guarantee Co., Ltd.	Entity controlled by Founder
PT PENDANAAN GOTONG ROYONG	Entity which the Company holds 15% equity interests
Weiwu (Hangzhou) Network Technology Co., Ltd.	Entity controlled by Founder
Deqing Jingxiu Management Consultant Partnership(LLP)	The Company’s shareholder
Key management and their immediate family members	The Company’s key management and their immediate family members

b)	The Company had the following related party transactions:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Loan service fee from:
Key management and their immediate family members	274	20	—	—
Hangzhou Ruituo Technology Co., Ltd.	32	—	—	—
Total	306	20	—	—
Origination and servicing expenses:
Chunan Wanglan Financial Information Advisory Services Partnership (GP)	1,729	—	—	—
Chunan Wenjun Financial Information Advisory Services Partnership (GP)	6,927	4,365	1,936	304
Chunan Wenkang Financial Information Advisory Services Partnership (GP)	4,518	1,774	557	87
Chunan Wenhai Financial Information Advisory Services Partnership (GP)	3,518	1,095	1,111	174
Chunan Wenbing Financial Information Advisory Services Partnership (GP)	6,228	2,505	793	124
Chunan Wenlin Financial Information Advisory Services Partnership (GP)	4,693	2,231	688	108
Chunan Wenrong Financial Information Advisory Services Partnership (GP)	5,902	3,347	1,091	171
Chunan Wenshe Financial Information Advisory Services Partnership (GP)	—	(569)	229	36
Chunan Wenbei Financial Information Advisory Services Partnership (GP)	6,900	2,844	1,026	161
Chunan Wensheng Financial Information Advisory Services Partnership (GP)	6,509	2,339	1,122	176
Chunan Wenyang Financial Information Advisory Services Partnership (GP)	1,709	367	408	64
Chunan Wangxia Financial Information Advisory Services Partnership (GP)	3,027	590	426	67
Chunan Wanglin Financial Information Advisory Services Partnership (GP)	6,900	3,507	2,667	419
Chunan Wangqi Financial Information Advisory Services Partnership (GP)	4,250	1,166	108	17
Chunan Wangqun Financial Information Advisory Services Partnership (GP)	9,255	3,033	3,017	473
Chunan Yunxiu Financial Information Advisory Services Partnership (GP)	943	428	169	27
Total	73,008	29,022	15,348	2,408

c)	The Company had the following related party balances:

Amounts due from related parties

		As of December 31,
		2020	2021
		RMB	RMB	US$
Hangzhou Ruituo Technology Co., Ltd.	(i)	6,358	28,345	4,448
Zhejiang Ruituo Non-financing Guarantee Co., Ltd.		2,794	2,677	420
PT PENDANAAN GOTONG ROYONG		1,065	—	—
Others		5,143	1,807	284
Total		15,360	32,829	5,152
(i)	The balance mainly represents loans provided to Hangzhou Ruituo Technology Co., Ltd. and receivable from the disposal of vehicle collaterals for overdue loans as of December 31, 2020 and 2021.

Amounts due to related parties

		As of December 31,
		2020	2021
		RMB	RMB	US$
Hangzhou Ruituo Technology Co., Ltd.	(ii)	483	708	111
Key management and their immediate family members	(ii)	3,092	—	—
Mr. Hong Yao	(ii)	700	7	1
Other related service center operation partners		—	384	61
Others		871	76	11
Total		5,146	1,175	184
(ii)	The balance mainly represents investment balance due to related parties who are also investors on the platform.

17.  Share-based compensation

Stock appreciation rights modification

On October 1, 2018, the Company modified the stock appreciation rights it previously issued by replacing the cash-settlement feature with a net share settlement feature, which converts the award from a liability award to an equity award because the Company no longer has an obligation to transfer cash to settle the arrangement. All of the outstanding vested virtual share options were exchanged for restricted shares of the Company with no other terms or conditions changed. These restricted shares are held by one of the Company's ordinary shareholders on behalf of the grantees, and are considered outstanding as the shareholder is entitled to dividends if declared.

The Company compared the fair value of the instrument immediately before the modification to the fair value of the modified equity award, no incremental compensation cost was noted and recognized. The Company will recognize the remaining compensation expenses over the remaining service requisite period using the accelerated method. The share-based compensation of RMB26,858, RMB798 and RMB 2,248 (US$353) were charged to the consolidated statements of comprehensive income (loss) for the year ended December 31, 2019, 2020 and 2021.

2018 share incentive plan

In August 2018, the Company’s board of directors approved 2018 share incentive plan, or the 2018 Plan. The maximum number of ordinary shares that may be issued under the 2018 Plan is 3,300,000. The 2018 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards that the board of directors or the chairman of the board of directors (the plan administrator) decides, to directors, officers, employees and consultants of the Company or any of the Company’s subsidiaries. Unless terminated earlier, the 2018 Plan has a term of ten years. The terms and conditions of the awards, including vesting schedule and the exercise price for each award, will be determined by the plan administrator, and will be stipulated in the award agreement. As of December 31, 2021, the Company has granted 1,999,951 share awards under the 2018 Plan, including 1,928,561 options and 71,390 restricted share units. As of December 31, 2021, none of options had been exercised.

Restricted shares activity

The following table summarizes the Company’s Restricted Shares activity:

		Weighted average
		grant-date fair
	Number of shares	value
Outstanding, December 31, 2020	739,026	313.88
Forfeited	(15,341)	43.01
Outstanding, December 31, 2021	723,685	319.62

The weighted average grant-date fair value of Restricted Shares as at December 31, 2021 was RMB 319.62 per share, which was derived from the fair value of the underlying ordinary shares. As of December 31, 2021, there was RMB 1,075 (US$169) of total unrecognized employee share-based compensation expenses related to unvested Restricted Shares expected to vest over a weighted-average period of 0.25 years.

Options activity

The following table summarizes the Company’s Options activity:

		Weighted average
		grant-date fair
	Number of options	value
Outstanding, December 31, 2020	873,695	122.07
Forfeited	(49,054)	36.79
Outstanding, December 31, 2021	824,641	127.15

The weighted average grant-date fair value of Options as at December 31, 2021 was RMB 127.15 per share, which was derived from the fair value of the underlying ordinary shares. As of December 31, 2021, there was RMB 4,278 (US$671) of total unrecognized employee share-based compensation expenses related to unvested Options expected to vest over a weighted-average period of 1.16 years.

Share-based compensation expenses

For the years ended December 31, 2019, 2020 and 2021, the Company allocated share-based compensation expenses as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Origination and servicing	21,279	346	4,033	633
General and administrative	35,162	8,717	5,115	803
Research and development	8,355	(2,970)	1,110	174
Total	64,796	6,093	10,258	1,610

18.  Commitments and contingencies

Capital and other commitments

The Company did not have significant capital and other commitments, long-term obligations as of December 31, 2021 other than operating lease as disclosed in Note 13.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on the consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2021, the Company is not a party to any material legal or administrative proceedings.

19.  Business combination

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

The results of the purchase price allocation for these acquisitions are based on valuation determined by the Company with the assistance of an independent third-party valuation firm. The purchase price allocations and the actual results of operations after the acquisition date have not been presented because the effects of these acquisitions were insignificant, either individually or in aggregate.

The Company fully impaired the goodwill in the year ended December 31, 2020 and no changes for the year ended December 31, 2021.

20.  Restricted net assets

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

Under PRC law, the Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after-tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the subsidiary. The PRC entities are also subject to similar statutory reserve requirements. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. Amounts restricted that include paid-in capital and statutory reserve funds, as determined pursuant to PRC GAAP, were RMB263,207 and RMB263,207 (US$41,303) as of December 31, 2020 and 2021, respectively.

21.  Subsequent events

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, other than as discussed in Note 15 regarding the reverse ADS split, there was no subsequent event has been identified that would have required adjustment or disclosure in the consolidated financial statements.

22.  Parent company only condensed financial information

The condensed financial information of the Company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Group’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries.

Condensed balance sheets

	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	177,920	10,846	1,702
Short-term investments	—	158,565	24,882
Prepaid expenses and other assets	2,057	403	63
Amounts due from subsidiaries and consolidated VIEs	82,667	85,434	13,407
Total current assets	262,644	255,248	40,054
Non-current assets:
Investments in subsidiaries and VIEs	1,302,576	179,635	28,189
Total non-current assets	1,302,576	179,635	28,189
TOTAL ASSETS	1,565,220	434,883	68,243
LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other liabilities	—	71	11
Amounts due from subsidiaries and consolidated VIEs	134	134	22
Total current liabilities	134	205	33
Total liabilities	134	205	33
Shareholders’ equity:
Class A ordinary shares (par value of US$0.000002 per share; and 35,390,055 and 35,390,055 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	—	—	—
Class B ordinary shares (par value of US$0.000002 per share; 35,071,400 and 35,071,400 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	1	1	—
Additional paid-in capital	1,241,845	1,252,103	196,482
Accumulated other comprehensive loss	(2,510)	(2,510)	(394)
Retained earnings (accumulated deficit)	325,750	(814,916)	(127,878)
Total Weidai Ltd. shareholder’s equity	1,565,086	434,678	68,210
TOTAL LIABILITIES AND EQUITY	1,565,220	434,883	68,243

25.  Parent company only condensed financial information (Continued)

Condensed statements of operations

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Other revenues	—	1,020	1,466	230
Total net revenues	—	1,020	1,466	230
Sales and marketing	(488)	(209)	—	—
General and administrative	(6,765)	(5,791)	(4,806)	(754)
Total operating costs and expenses	(7,253)	(6,000)	(4,806)	(754)
Income/(loss) from operations	(7,253)	(4,980)	(3,340)	(524)
Interest income/(expense) and foreign currency exchange gain/(loss), net	9,654	(8,696)	(2,533)	(397)
Other income, net	(4)
Net income/(loss) before equity in losses of subsidiaries and consolidated VIEs and VIEs’ subsidiaries	2,397	(13,676)	(5,873)	(921)
Equity in losses of subsidiaries and consolidated VIEs and VIEs’ subsidiaries	251,213	(698,897)	(1,134,793)	(178,074)
Net income/(loss)	253,610	(712,573)	(1,140,666)	(178,995)
Foreign currency translation adjustment	190	—	—	—
Comprehensive income/(loss)	253,800	(712,573)	(1,140,666)	(178,995)

Condensed statements of cash flows

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	10,228	(13,583)	(7,880)	(1,237)
Net cash used in investing activities	(12,366)	(66,156)	(159,194)	(24,981)
Net cash used in financing activities	(15,167)	—	—	—
Net decrease in cash and cash equivalents	(17,305)	(79,739)	(167,074)	(26,218)
Cash and cash equivalents and restricted cash at the beginning of the year	274,964	257,659	177,920	27,920
Cash and cash equivalents and restricted cash at the end of the year	257,659	177,920	10,846	1,702